Form 40-F
MDS INC
filed 2003-02-14
CIK 1057698

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended_October 31, 2002	Commission File Number___01-15016

MDS INC. (Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English (if applicable))
Canada (Federal) (Province or other jurisdiction of incorporation or organization)
8099 (Primary Standard Industrial Classification Code Number (if applicable))
98-0170107 (I.R.S. Employer Identification Number (if applicable))
100 International Boulevard, Toronto, Ontario Canada M9W 6J6 (416) 213-4082 (Address and telephone number of Registrant's principal executive offices)

MDS Pharma Services (US) Inc.,
624 Peach Street, P.O. Box 80837, Lincoln, Nebraska 68502-2027
(402) 476-2811
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, no par value

New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

none (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

none (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

140,518,018

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _____	No __X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__	No_____

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report, including the exhibits attached hereto and any amendments, supplements or modifications hereof, contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, they regard the Registrant's liquidity, financial condition, operational matters and certain strategic initiatives and alternatives and their potential outcomes. Words or phrases denoting the anticipated results of future events, such as "anticipate," "believe," "estimate," "expects," "many," "not considered likely," "are expected to," "will continue," "project," and similar expressions that denote uncertainty are intended to identify such forward-looking statements. Additionally, from time to time, the Registrant or its representatives have made or make oral or written forward-looking statements. Such forward-looking statements may be included in various filings made by the Registrant with the Securities and Exchange Commission, or in other press releases or oral statements made by or with the approval of an authorized executive officer of the Registrant.

The Registrant's actual results, performance or achievements could differ materially from the results expressed in, or implied by, such forward-looking statements as a result of risks and uncertainties that could adversely impact the Registrant's business, including without limitation the following: (i) the ability of the Registrant to develop its products and to obtain regulatory approvals for its products; (ii) the ability of the Registrant to commercialize and market its products; (iii) competition and technological developments in the biotechnology and pharmaceutical industries; (iv) the Registrant's ability to obtain and maintain patents and other intellectual property rights protection for its operations; (v) dependence on and ability to enter into arrangements with strategic partners and commercial collaborators for development, clinical testing, manufacturing, marketing and commercialization of its products; (vi) success, duration and expense of research and development activities and clinical trials; (vii) extent of regulatory review and adverse trends in the regulatory environment in each country in which the Registrant currently does business or intends to do business; (viii) the Registrant's dependence on key management personnel; (ix) the ability to obtain, if necessary, additional financing, through equity or debt financing or government grants; (x) the extent to which government health administration authorities, private health care insurers and other organizations approve and recognize health care reimbursement for costs of the Registrant's products and related treatments; and (xi) product liability claims from the Registrant's products either used in clinical trials or sold to consumers.

Incorporation by Reference

The Exhibits to this Report are incorporated by reference.

Undertaking and Consent to Service of Process

A. Undertaking

The Registrant hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission Staff, and to furnish promptly, when requested to do so by the Commission Staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B. Consent to Service of Process

Concurrently with the filing of the Registrant's Form 40-F on February 2, 2001, the Registrant filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X, an amendment to that Form F-X was filed with the Securities and Exchange Commission on May 23, 2001.

Controls And Procedures

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Act of 1934). Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 14, 2003	MDS Inc. By: _____/s/ Gary W. Goertz_____________ Gary W. Goertz Executive Vice-President Finance & Chief Financial Officer

CERTIFICATION

I, John A. Rogers, President & Chief Executive Officer, certify that:

  I have reviewed this annual report on Form 40-F of MDS Inc.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact, or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and l5d-14) for the registrant and have:
    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):
    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
  The registrant's other certifying officers and I have indicated in this annua1 report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: ____February 14, 2003	_____/s/ John A. Rogers____________________ (Signature) President & Chief Executive Officer (Principal Executive Officer)

CERTIFICATION

I, Gary W. Goertz, Executive Vice-President Finance & Chief Financial Officer, certify that:

  I have reviewed this annual report on Form 40-F of MDS Inc.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact, or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and l5d-14) for the registrant and have:
    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):
    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
  The registrant's other certifying officers and I have indicated in this annua1 report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: _February 14, 2003__	_____/s/ Gary W. Goertz_____________________ (Signature) Executive Vice-President Finance & Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit No.	Exhibit
99.1	Annual Information Form dated January 31, 2003
99.2	Audited annual financial statements
99.3	Management Discussion and Analysis
99.4	Consent of Auditors