Form 40-F
MDS INC
filed 2004-03-04
CIK 1057698

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2003	Commission File Number___01-15016

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

141,172,709 Common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes 82- _________No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

Table of Contents

Cautionary Statement Regarding Forward-Looking Statements
Disclosure Controls and Procedures
Audit Committee Financial Expert
Code of Ethics
Principal Accountant Fees and Services
Off-Balance Sheet Arrangements
Tabular Disclosure of Contractual Obligations
Identification of Audit Committee
Undertaking and Consent to Service of Process
Signatures

Exhibit Index

Annual Information Form
Notice of 2004 Annual Meeting of Shareholders and Proxy Circular (dated January 16, 2004) (incorporated by reference to Exhibit 2 of the Company's Form 6-K as filed on February 10, 2004).
Consolidated Audited Annual Financial Statements
Management's Discussion & Analysis
Consent of Ernst & Young LLP, Independent Auditors
Section 302 Certification of Chief Executive Officer (Principal Executive Officer)
Section 302 Certification of Chief Financial Officer (Principal Financial Officer)
Section 906 Certification of Chief Executive Officer (Principal Executive Officer)
Section 906 Certification of Chief Financial Officer (Principal Financial Officer)
Code of Ethics for Financial Professionals

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 40-F of MDS, Inc. (the "Company"), including the exhibits attached hereto and any amendments, supplements or modifications hereof or thereof, contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, they regard the Company's liquidity, financial condition, operational matters and certain strategic initiatives and alternatives and their potential outcomes. Words or phrases denoting the anticipated results of future events, such as "anticipate," "believe," "estimate," "expects," "many," "not considered likely," "are expected to," "will continue," "project" and similar expressions that denote uncertainty are intended to identify such forward-looking statements. Additionally, from time to time, the Company or its representatives have made or make oral or written forward-looking statements. Such forward-looking statements may be included in various filings made by the Company with the Securities and Exchange Commission (the "SEC"), or in other press releases or oral statements made by or with the approval of an authorized executive officer of the Company.

The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, such forward-looking statements as a result of risks and uncertainties that could adversely impact the Company's business, including without limitation the following: (i) the ability of the Company to develop its products and to obtain regulatory approvals for its products; (ii) the ability of the Company to commercialize and market its products; (iii) competition and technological developments in the biotechnology and pharmaceutical industries; (iv) the Company's ability to obtain and maintain patents and other intellectual property rights protection for its operations; (v) dependence on and ability to enter into arrangements with strategic partners and commercial collaborators for development, clinical testing, manufacturing, marketing and commercialization of its products; (vi) success, duration and expense of research and development activities and clinical trials; (vii) extent of regulatory review and adverse trends in the regulatory environment in each country in which the Company currently does business or intends to do business; (viii) the Company's dependence on key management personnel; (ix) the ability to obtain, if necessary, additional financing, through equity or debt financing or government grants; (x) the extent to which government health administration authorities, private health care insurers and other organizations approve and recognize health care reimbursement for costs of the Company's products and related treatments; and (xi) product liability claims from the Company's products either used in clinical trials or sold to consumers.

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures as of October 31, 2003 (the end of the period covered by this Report) have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Audit Committee Financial Expert

The Company's Board of Directors has determined that all of the members of the Company's Audit Committee are "independent" within the meaning of applicable SEC regulations and the listing standards of the New York Stock Exchange. In addition, the Board has determined that Mr. Robert Luba, the Chair of the Audit Committee, is an "Audit Committee Financial Expert" within the meaning of SEC regulations relating to audit committees.

Code of Ethics

The Company has a code of ethics for financial professionals which is applicable to all MDS finance professionals worldwide serving in the finance, accounting, treasury and tax departments of MDS, its subsidiaries, divisions or business units of the Company, including the Company's Chief Financial Officer and other senior financial officers, as required by applicable SEC rules, as well as the Company's Chief Executive Officer. The Company intends to post amendments to or waivers from its Code of Ethics for Financial Professionals (to the extent applicable to the Company's Chief Executive Officer, Chief Financial Officer and other senior financial officers) on it website (www.mdsintl.com/about_governance2.asp). The Code of Ethics for Financial Professionals, filed as Exhibit 10 to this Annual Report on Form 40-F, is incorporated by reference herein.

Principal Accountant Fees and Services

Fees to Independent Auditors for Fiscal 2003 and 2002

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's annual financial statements, included in Exhibit 3 to this Annual Report on Form 40-F, including services related thereto were $1,809,414 for the fiscal year ended October 31, 2003 and $1,932,562 for the fiscal year ended October 31, 2002.

Audit-Related Fees

The aggregate fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as "Audit Fees," including consultations concerning financial accounting and reporting matters not classified as audit, were $280,749 for the fiscal year ended October 31, 2003 and $167,000 for the fiscal year ended October 31, 2002.

Tax Fees

The aggregate fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice and tax planning were $965,258 for the fiscal year ended October 31, 2003 and $2,725,000 for the fiscal year ended October 31, 2002. The services comprising the fees reported as "Tax Fees" included tax return preparation in various foreign jurisdictions, consultation regarding various tax issues, support provided to management in connection with income and other tax audits, services relating to transfer pricing analysis, and tax services for expatriate employees.

All Other Fees

Ernst & Young were not engaged to provide other services during the fiscal year ended October 31, 2003. The aggregate fees billed by Ernst & Young for products and services other than those described above was $30,438 for the fiscal year ended October 31, 2002.

Pre-approval Policies and Procedures

All services to be performed by the Company's Independent Auditor must be approved in advance by the Audit Committee. The Audit Committee has determined that the only services to be provided by the Company's Independent Auditor are audit and tax related services, which are and will be subject to the Audit Committee's pre-approval. MDS Corporate Finance obtains and coordinates the pre-approval process for audit and tax services, by receiving all requests from the various business units and submitting them to the Audit Committee annually, or more frequent, if the need arises for the Committee's pre-approval. No fees may be paid to the Company's Independent Auditor unless this pre-approval has been obtained.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Off-Balance Sheet Arrangements

The information provided under the heading "Guarantees" (Note 21) contained in the Notes to Consolidated Financial Statements, filed as Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The information provided under the heading "Contractual Obligations" in the table below relates to long term debt obligations, obligations under premises and equipment leases, and other long-term contractual commitments are as follows:

(millions of Canadian dollars)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Senior unsecured notes	$ 411	$ -	$ 7	$ 104	$ 300
Capital (Finance) lease Obligations	25	5	17	3	-
Other long-term debt	106	4	35	4	63
Long-term Debt Obligations	$ 542	$ 9	$ 59	$ 111	$ 363

Operating Lease Obligations	150	36	74	12	28
Purchase Obligations	400	81	177	44	98
Other Long-Term Commitments	15	-	15	-	-
Total	$ 1,107	$ 126	$ 325	$ 167	$ 489

The following provides information related to the above Contractual Obligations (all amounts are in millions of Canadian dollars, except where noted):

Long-term Debt Obligations

Senior unsecured notes

During 2003, the Company completed a private placement of US$311 million ($411 million) of Senior Unsecured Notes payable (the "Notes"). The Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes were used to repay and cancel other long-term credit facilities. In addition, the Company has a $225 million 364-day extendible revolving credit facility. This facility was undrawn as of October 31, 2003.

Capital (Finance) lease Obligations and Other Long-term Debt

Other Long-term Debt Obligations include a non-interest bearing government loan with a carrying value of $50 million (2002 - $50) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt. The remaining Capital (Finance) lease and Other Long-term Debt Obligations amounting to $81 million, bears interest at annual variable rates tied to bank prime.

During 2003, a subsidiary of the Company, MDS Proteomics, entered into a five-year agreement with Cephalon Inc., an international biopharmaceutical company. MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on the sale of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US$30 million 5% convertible note due in 2010, which is included in Other Long-term Debt Obligations. The note is convertible into MDS Proteomics' Common shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics sells Common shares at a lower price. Due to the conversion feature of this note, $11 million of the note's nominal value is considered to be an equity component of this subsidiary and is therefore reflected in the balance sheet as minority interest.

In addition, the Company has operating and term lines of credit totalling $45 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for certain of these lines of credit totalling $25 million. As at October 31, 2003 the Company has borrowed $3 million related to these credit facilities.

Operating Lease Obligations

At October 31, 2003, the Company is obligated to make minimum payments of $150 million relating to premises and equipment leases over the remaining lease terms. Rental expense under premises and equipment leases for the year ended October 31, 2003 was $52 million.

The Company has also entered into a sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million, resulting in a $9 million loss on disposal. This operating lease is over a three-year period.

Purchase Obligations

Of the Purchase Obligations stated above, $100 million is associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by 2005. The estimated remaining cost of construction of these facilities is $27 million ($8 million after cost sharing reimbursement from AECL).

In addition, the other contractual commitments included a seven-year commitment totalling $265 million relating to the outsourcing of the information technology infrastructure to IBM, and $15 million relating to the implementation of Oracle e-Business Suite as a common business system across the Company over the next two years.

Identification of Audit Committee

The Company's Board of Directors has appointed an Audit Committee consisting of three outside directors - William A. Etherington, Robert W. Luba (Chair) and Nelson M. Sims -. The Committee meets during the year to review with management and the Company's auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval. The information provided under the heading "Corporate Governance Policies and Practices" (page 13) confirming the independence of the Audit Committee as set forth in the Company's Notice of 2004 Annual Meeting of Shareholders and Proxy Circular (dated January 16, 2004), filed with the SEC on February 10, 2004 as Exhibit 2 to the Company's Form 6-K, is incorporated by reference into this Annual Report on Form 40-F.

Undertaking and Consent to Service of Process

Undertaking

The Company hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC Staff, and to furnish promptly, when requested to do so by the SEC Staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of the Company's Form 40-F on February 2, 2001, the Company filed with the SEC a written irrevocable consent and power of attorney on Form F-X, an amendment to that Form F-X was filed with the SEC on May 23, 2001.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 4, 2004	MDS Inc. By: /s/ James A. H. Garner James A.H. Garner Executive Vice-President Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibits Description of Exhibits

Annual Information Form
Notice of 2004 Annual Meeting of Shareholders and Proxy Circular (dated January 16, 2004) (incorporated by reference to Exhibit 2 of the Company's Form 6-K as filed on February 10, 2004).
Consolidated Audited Annual Financial Statements
Management's Discussion and Analysis
Consent of Ernst & Young LLP, Independent Auditors, dated March 3, 2004
Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Title 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Title 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Code of Ethics for Financial Professionals