Form 40-F
MDS INC
filed 2005-03-18
CIK 1057698

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2004	Commission File Number___01-15016

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

MDS Pharma Services (US) Inc.,
621 Rose Street, P.O. Box 80837, Lincoln, Nebraska 68501
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

141,812,134 Common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ] ____ No [ X ]

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

Exhibit Index

Annual Information Form
Notice of 2005 Annual Meeting of Shareholders and Proxy Circular (dated December 31, 2004) (incorporated by reference to Exhibit 3 of the Company's Form 6-K as filed on January 27, 2005).
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
Global Business Practice Standards (Code of Ethics)

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

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures as of October 31, 2004 (the end of the period covered by this Report) have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

Code of Ethics

The Company has a code of ethics, entitled Global Business Practice Standards (GBPS), which is applicable to all MDS employees including the Company's Chief Executive Officer, Chief Financial Officer and other senior financial officers, as required by applicable SEC rules. The Company's code of ethics can be viewed on its website (www.mdsintl.com/GBP/gbps.asp). The Code of Ethics (GBPS), filed as Exhibit 10 to this Annual Report on Form 40-F, is incorporated by reference herein.

Principal Accountant Fees and Services

Fees to Independent Auditors for Fiscal 2004 and 2003

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's annual financial statements, included in Exhibit 3 to this Annual Report on Form 40-F, including services related thereto were $ 1,819,000 for the fiscal year ended October 31, 2004 and $1,638,000 for the fiscal year ended October 31, 2003.

Audit-Related Fees

The aggregate fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as "Audit Fees," including consultations concerning financial accounting and reporting matters not classified as audit, were $429,000 for the fiscal year ended October 31, 2004 and $292,000 for the fiscal year ended October 31, 2003.

Tax Fees

The aggregate fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice and tax planning were $ 704,000 for the fiscal year ended October 31, 2004 and $1,151,000 for the fiscal year ended October 31, 2003. The services comprising the fees reported as "Tax Fees" included tax return preparation in various foreign jurisdictions, consultation regarding various tax issues, support provided to management in connection with income and other tax audits, services relating to transfer pricing analysis, and tax services for expatriate employees.

All Other Fees

Ernst & Young were not engaged to provide other services during the fiscal year ended October 31, 2004 or 2003.

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

Off-Balance Sheet Arrangements

The information provided under the heading "Guarantees" (Note 24) contained in the Notes to Consolidated Financial Statements, filed as Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The information provided under the heading "Contractual Obligations" in the table below relates to long term debt obligations; obligations under premises and equipment leases, and other long-term contractual commitments are as follows:

(millions of Canadian dollars)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Senior unsecured notes	$ 379	$ -	$ 103	$ 7	$ 269
Capital (Finance) lease Obligations	23	2	9	3	9
Other long-term debt	92	4	43	14	31
Long-term Debt Obligations	$ 494	$ 6	$ 155	$ 24	$ 309

Operating Lease Obligations	190	42	87	16	45
Purchase Obligations	325	82	151	43	49
Other Long-Term Commitments	35	17	12	3	3
Total	$ 1,044	$ 147	$ 405	$ 86	$ 406

The following provides information related to the above Contractual Obligations (all amounts are in millions of Canadian dollars, except where noted):

Long-term Debt Obligations

Senior unsecured notes

During 2003, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes").  The Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years.  Proceeds of the Notes were used to repay and cancel other long-term credit facilities.  In addition, the Company has a $225 million 364-day extendible revolving credit facility.  This facility was undrawn as of October 31, 2004.

Capital (Finance) lease Obligations and Other Long-term Debt

Other Long-term Debt Obligations include a non-interest bearing government loan with a carrying value of $50 million (2003 - $50) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt. The remaining Capital (Finance) lease and Other Long-term Debt Obligations amounting to $64 million (2003 - $81), bears interest at annual variable rates tied to bank prime.

Due to the reorganization of MDS Proteomics in 2004, the US$30 million, 5% convertible note issued in the prior year to Cephalon Inc., was converted to an equity holding in Protana Inc. and is no longer included in the consolidated balance sheet of MDS.

In 2004, MDS purchased assets from Applied Biosystems Inc. relating to the MALDI Time-of-Flight (TOF) mass spectrometry operations for US $40 million, of which $8 million was paid on closing and the remainder has been recorded as a note payable, with an interest rate of 4%. The Company will pay the remaining US$32 million, evenly over four years beginning on the 2nd anniversary of the closing date.

In addition, the Company has operating and term lines of credit totalling $48 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for certain of these lines of credit totalling $25 million. As at October 31, 2004 the Company has not borrowed with respect (2003 - $3) to these credit facilities.

Operating Lease Obligations

At October 31, 2004, the Company is obligated to make minimum payments of $190 million relating to premises and equipment leases over the remaining lease terms. Rental expense under premises and equipment leases for the year ended October 31, 2004 was $54 million.

In 2003, the Company entered into a sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million. There are 2 years remaining on this operating lease.

Purchase Obligations

Of the Purchase Obligations stated above, $65 million is associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by 2006. The estimated remaining cost of construction of these facilities is $39 million

In addition, the other contractual commitments included a seven-year commitment totalling $256 million relating to the outsourcing of the information technology infrastructure to IBM, and $15 million relating to the implementation of Oracle e-Business Suite as a common business system across the Company over the next year.

Identification of Audit Committee

The Company's Board of Directors has appointed an Audit Committee consisting of three outside directors - William A. Etherington, Robert W. Luba (Chair) and Nelson M. Sims. The Committee meets during the year to review with management and the Company's auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval. The information provided under the heading "Corporate Governance Policies and Practices" (page 20) confirming the independence of the Audit Committee as set forth in the Company's Notice of 2005 Annual Meeting of Shareholders and Proxy Circular (dated December 31, 2004), filed with the SEC on January 27, 2005 as Exhibit 3 to the Company's Form 6-K, is incorporated by reference into this Annual Report on Form 40-F.

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

Date: March 17, 2005	MDS Inc. By: James A.H. Garner Executive Vice-President Finance & Chief Financial Officer

EXHIBIT INDEX

No.	Description of Exhibits
1.	Annual Information Form
2.	Notice of 2005 Annual Meeting of Shareholders and Proxy Circular (dated December 31, 2004) (incorporated by reference to Exhibit 3 of the Company's Form 6-K as filed on January 27, 2005).
3.	Consolidated Audited Annual Financial Statements
4.	Management's Discussion and Analysis
5.	Consent of Ernst & Young LLP, Independent Auditors, dated March 17, 2005
6.	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Title 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Title 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.	Global Business Practice Standards (Code of Ethics)