Form 40-F
MDS INC
filed 2006-01-27
CIK 1057698

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended October 31, 2005	Commission File Number___01-15016
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

The Registrant had 142,099,362 Common Shares outstanding as at October 31, 2005

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

Yes [ X ] No [ ]

Table of Contents

Cautionary Statement Regarding Forward-Looking Statements
Disclosure Controls and Procedures
Changes in Internal Control Over Financial Reporting

Notice of Pension Fund Blackout Period

Audit Committee Financial Expert
Code of Ethics
Principal Accountant Fees and Services
Audit Committee Pre-approval Policies and Procedures

Off-Balance Sheet Arrangements
Tabular Disclosure of Contractual Obligations
Identification of Audit Committee
Undertaking and Consent to Service of Process
Signatures

Documents Filed Under Cover of this Form

Document No. 1: Annual Information Form for the year ended October 31, 2005.

Document No. 2: Audited Consolidated Financial Statements for the financial year ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles.

Document No. 3: Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles.

Exhibits
1.	Consent of Ernst & Young LLP, Independent Auditors
31.	Section 302 Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer)
32.	Section 906 Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer)

Cautionary Statement Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectation, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures as of October 31, 2005 (the end of the period covered by this Report) have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the (Securities and Exchange Commission (the "SEC") rules and forms.

Changes in Internal Control Over Financial Reporting

There has not being any significant change in the Company's internal control over financial reporting that occurred during the fiscal year ended October 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Notice of Pension Fund Blackout Period

The Company was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended October 31, 2005.

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

Code of Ethics

The Company has a code of ethics, entitled Global Business Practice Standards (GBPS), which is applicable to all MDS employees including the Company's Chief Executive Officer, Chief Financial Officer and other senior officers. The Company's code of ethics can be viewed on its website (www.mdsinc.com/pdf/Global_Business%20Practices.pdf ).

Principal Accountant Fees and Services

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's annual financial statements, including services related thereto, were $1,984,000 for the fiscal year ended October 31, 2005 and $1,819,000 for the fiscal year ended October 31, 2004.

Audit-Related Fees

The aggregate fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as "Audit Fees," including consultations concerning financial accounting and reporting matters not classified as audit, were $392,000 for the fiscal year ended October 31, 2005 and $429,000 for the fiscal year ended October 31, 2004.

Tax Fees

The aggregate fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice and tax planning were $310,000 for the fiscal year ended October 31, 2005 and $704,000 for the fiscal year ended October 31, 2004. The services comprising the fees reported as "Tax Fees" included tax return preparation in various foreign jurisdictions, consultation regarding various tax issues, support provided to management in connection with income and other tax audits, services relating to transfer pricing analysis, and tax services for expatriate employees.

All Other Fees

Ernst & Young were not engaged to provide other services during the fiscal year ended October 31, 2005 or 2004.

Audit Committee Pre-approval Policies and Procedures

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

Off-Balance Sheet Arrangements

See information provided under the heading "Guarantees" (Note 24) contained in the Notes to Consolidated Financial Statements, included as Document 2 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

The information provided under the heading "Contractual Obligations" in the table below relates to long term debt obligations; obligations under premises and equipment leases, and other long-term contractual commitments are as follows:

(millions of Canadian dollars)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Senior unsecured notes	$368	$-	$100	$34	$234
Capital (Finance) lease Obligations	14	1	4	4	5
Other long-term debt	86	12	28	17	29
Long-term Debt Obligations	$468	$13	$132	$55	$268

Operating Lease Obligations	152	35	54	38	25
Purchase Obligations	259	26	46	40	147
Other Long-Term Commitments	223	64	84	75	-
Total	$1,102	$138	$316	$208	$440

The following provides information related to the above Contractual Obligations (all amounts are in millions of Canadian dollars, except where noted):

Long-term Debt Obligations

Senior unsecured notes

During 2003, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes"). The Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes were used to repay and cancel other long-term credit facilities. In addition, the Company has a $500 million, five-year, committed, revolving credit facility, replacing the $225 million, 364-day extendible revolving credit facility existing in 2004. This facility was undrawn as of October 31, 2005.

Capital (Finance) lease Obligations and Other Long-term Debt

Other Long-term Debt Obligations include a non-interest bearing government loan with a carrying value of $48 million (2004 - $50 million) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt. The remaining Capital (Finance) lease and Other Long-term Debt Obligations amounting to $52 million (2004 - $64 million), bears interest at annual variable rates tied to bank prime.

Due to the reorganization of MDS Proteomics in 2004, the US$30 million, 5% convertible note issued in the prior year to Cephalon Inc., was converted to an equity holding in Protana Inc. and is no longer included in the consolidated balance sheet of MDS.

In 2004, MDS purchased assets from Applied Biosystems Inc. relating to the MALDI Time-of-Flight (TOF) mass spectrometry operations for US$40 million, subsequently reduced to US$38 million, of which US$8 million was paid on closing and the remainder has been recorded as a note payable, with an interest rate of 4%. The Company will pay the remaining US$30 million, evenly over four years beginning on the 2nd anniversary of the closing date.

Operating Lease Obligations

At October 31, 2005, the Company is obligated to make minimum payments of $152 million relating to premises and equipment leases over the remaining lease terms. Rental expense under premises and equipment leases for the year ended October 31, 2005 was $47 million.

In 2003, the Company entered into a sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million. There is one year remaining on this operating lease.

Purchase Obligations

Of the Purchase Obligations stated above, $46 million is associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by 2006.

In addition, the other contractual commitments included $211 million on a remaining five years of a seven-year commitment relating to the outsourcing of the information technology infrastructure to IBM, and $10 million relating to the implementation of Oracle e-Business Suite as a common business system across the Company over the next year. We are currently re-negotiating the above remaining five-year term of the outsourcing agreement to better align and optimize our current resources, by reducing the breath and depth of IBM's services provide to MDS, where appropriate.

Critical Accounting Policies

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2005", included as Document No.3 to this Annual Report.

Identification of Audit Committee

The Company's Board of Directors has appointed an Audit Committee consisting of four outside directors - William A. Etherington, Robert W. Luba (Chair), James MacDonald, and Kathleen O'Neill.

NYSE Exemptions

As required by the NYSE, the Company will post on its corporate website any significant differences between the corporate governance practices followed by the Company in Canada and those applicable to US companies under the NYSE's listing standards.

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
Date: January 27, 2006	MDS Inc. By: /s/ James A.H. Garner James A.H. Garner Executive Vice-President Finance & Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this report:
Exhibit Number	Description of Exhibits
1.	Consent of Ernst & Young LLP, Independent Auditors, dated January 27, 2006
31.	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.

Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Title 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

MDS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2005

January 27, 2006

Toronto, Canada

MDS and design, MDS Sciex, ELAN, CellKey™, MALDI-TOF™, MDS Pharma Services, and "Science Advancing Health" are trademarks of MDS Inc. or its subsidiaries.

MDS INC.
ANNUAL INFORMATION FORM

INTERPRETATION

In this Annual Information Form ("AIF"), "we", "us", "our", "MDS", and "the Company" are used to refer to MDS Inc., its subsidiaries and joint ventures. In this AIF, all references to specific years are references to the fiscal year ended October 31. All references to "$" or "dollars" are references to Canadian dollars, unless otherwise specified.

Certain terms and abbreviations used in this AIF are defined in Appendix II - Definitions.

ITEMS AFFECTING THE COMPARABILITY OF FINANCIAL INFORMATION OF PRIOR YEARS

All financial references in this document exclude our discontinued generic radiopharmaceuticals operations, our U.S. laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation ("Source") and Calgary Laboratory Services Partnership ("CLS"). All financial references for the prior years have been restated to reflect this treatment. From the amounts reported in our 2004 annual report, revenues for 2004 and 2003 have been reduced by $285 million and $277 million, respectively, and income from continuing operations has been reduced by $5 million and $1 million, respectively.

Under accounting standards in effect before May 1, 2003, other businesses sold in the years covered by these consolidated financial statements did not qualify as discontinued operations and have not been presented as such herein.

Certain figures for fiscal 2004 have been reclassified to conform to the fiscal 2005 consolidated financial statement presentation.

DOCUMENTS INCORPORATED BY REFERENCE

The following sections of the MDS 2005 Annual Report (the "2005 Annual Report") are incorporated by reference into this AIF:

1. The audited consolidated financial statements of MDS Inc. for the years ended October 31, 2005, October 31, 2004 and October 31, 2003, reported on by Ernst & Young LLP, Chartered Accountants (the "2005 Financial Statements") on pages 24 to 61 of the 2005 Annual Report; and

2. Management's Discussion and Analysis of financial condition and results of operations of MDS Inc. (the "2005 MD&A") contained on pages 1 to 23 of the 2005 Annual Report.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectation, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

1. CORPORATE STRUCTURE

1.1 Jurisdiction of Incorporation and Articles

The Company was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited. The Company changed its name to MDS Health Group Limited in April of 1973 and to MDS Inc. in November 1996. The Company was continued under the Canada Business Corporations Act (the "CBCA") in October 1978 and remains subject to that statute.

The head office of MDS, and its principal place of business, is located at 100 International Boulevard, Toronto, Ontario, Canada, M9W 6J6.

1.2 Current Organization

Significant operating subsidiaries and partnerships are defined as those companies/partnerships that contribute 10% or more of the consolidated revenues or consolidated operating income of the Company or account for 10% or more of the consolidated total assets of the Company. In addition, we consider a subsidiary/partnership significant if it represents MDS in a geographic market that we believe represents a growth opportunity for MDS. The significant operating subsidiaries and partnerships of the Company are set forth below.

The following significant operating subsidiaries are wholly-owned by MDS:

  MDS (Canada) Inc.; a CBCA corporation;

  MDS Pharma Services (U.S.) Inc., a Nebraska corporation;

  MDS Nordion Europe SA ("NESA"), a Belgian corporation;

  MDS Pharma Services Central Lab S.A.S., a French corporation;

  MDS Pharma Services SA, a French corporation;

  MDS Pharma Services France S.A.S., a French corporation;

  MDS Pharma Services Espana, S.A., a Spanish corporation;

  MDS Pharma Services Central Lab GmbH, a German corporation;

  MDS Pharma Services G.B. Limited, a UK corporation;

  MDS Pharma Services Switzerland AG, a Swiss corporation;

  MDS Life Sciences (Singapore) Pte. Lte., a Singapore corporation; and

  MDS Pharma Services (Taiwan), Ltd., a Taiwanese corporation.

In addition to these subsidiaries, MDS owns a 99.6% non-controlling equity interest in LPBP Inc., an Ontario corporation.

As at October 31, 2005, the Company also owned a 50% interest in Source, a Canadian corporation. On November 22, 2005 the Company sold its 50% interest in Source to its partner, Cardinal Health Inc., for $79 million.

The Company conducts business through the following significant partnerships:

  Metro-McNair Clinical Laboratories Limited Partnership ("Metro-McNair"), a limited partnership established under the laws of British Columbia in which MDS holds a 75% interest;
  PerkinElmer/MDS Sciex Instruments ("PerkinElmer/MDS Sciex"), a partnership established under the laws of Ontario in which MDS holds a 50% interest;
  Applied Biosystems/MDS Sciex Instruments ("ABI/MDS Sciex"), a partnership established under the laws of Ontario in which MDS holds a 50% interest;
  MDS Laboratory Services, L.P., a partnership established under the laws of Ontario in which MDS holds an indirect 99.6% interest; and
  CLS, a partnership established under the laws of Alberta in which MDS holds an indirect 26.4% interest. Plans are underway to dispose of the Company's interest in CLS.

The entities outlined above are consolidated in the financial statements of MDS and are referred to hereafter as subsidiaries, with the exception of PerkinElmer/MDS Sciex, ABI/MDS Sciex, CLS and Source, all of which are accounted for on a proportionately consolidated basis.

In addition to its subsidiaries, the Company has significant influence over and equity accounts for a number of laboratory businesses. The Company has a 45% interest in MDS Capital Corp., a 44% interest in MDS Health Ventures Inc., an 18% interest in Iconix Inc., (each of which is described under the heading "3.4 - Significant Investees"), and a 16.1% interest in Hemosol Corp., all of which are accounted for on an equity basis.

2. GENERAL DEVELOPMENT OF THE BUSINESSES OF MDS

2.1 Overview

MDS is a global health and life sciences company, and the largest such company in Canada, with 2005 consolidated revenues of approximately $1.5 billion (adjusted for discontinued operations). The Company provides enabling technologies, products, and services to improve the delivery of healthcare worldwide. Its primary areas of focus are drug development and disease diagnosis. MDS's primary customers are pharmaceutical and biotechnology companies and healthcare providers such as doctors and hospitals.

MDS operates in two business segments: Life Sciences, which includes the development, manufacture and provision of products and services to manufacturers of medical products with a particular focus on drug development; and Health, which focuses on the provision of services to healthcare providers.

In September 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's areas of focus. The announcement also referred to our restructuring plan to reduce overhead and better align resources and infrastructure costs. Our goal is to realize significant cost savings that will enable us to remain competitive in the face of a weak United States ("U.S.") dollar and to gain the agility needed to compete successfully in today's global life sciences market.

During fiscal 2005, we discontinued certain early-stage businesses within our pharmaceutical research services business, a business unit of the Life Sciences segment, and, consistent with our strategic plan, our interests in Source and CLS were classified as discontinued operations. Subsequent to year-end, our interest in Source was sold to our partner, Cardinal Health Inc. for $79 million, and late in the fourth quarter of fiscal 2005, the Calgary Health Region, our partner in CLS, notified us of their intent to exercise their option to acquire our partnership interest.

The September 2005 announcement also outlined our intent to find an alternate ownership structure for our Diagnostics business that realizes the maximum value for shareholders. A detailed plan to achieve this objective is being developed and we expect to be able to discuss the Company's progress in the coming months.

2.1.1 Life Sciences Segment

The Life Sciences segment is comprised of three core business units: MDS Pharma Services, which provides pharmaceutical contract research, MDS Nordion, which involves molecular imaging and radio therapeutics, and MDS Sciex, which involves the developing and manufacturing of analytical instruments.

In 1981, MDS entered the analytical instruments business with the acquisition of Sciex (acronym for "SCIentific EXport").

In 1992, MDS acquired an initial 83% interest in Nordion International Inc. from the Canadian Development Investment Corporation pursuant to a privatization initiative by Atomic Energy of Canada Limited ("AECL"), thereby expanding its operations into medical isotope manufacturing and distribution. Commencing in 1995, the Company increased its ownership interest in Nordion to 100%, by buying out the remaining minority interest. In 1998, MDS expanded into isotope-based radiation therapy with the acquisition of 100% of Theratronics.

In 1995, MDS began acquiring contract pharmaceutical research organizations and expanded the services offered to the pharmaceutical development industry. Several smaller acquisitions led to the fiscal 2000 acquisition of Phoenix International Life Sciences Inc., a public company based in Montreal, Canada with operations in the United States and Europe. These contract research businesses have been integrated and now operate globally under the trade name MDS Pharma Services.

2.1.2 Health Segment

Since its inception, clinical laboratory services have been a major business focus of the Company. As a result of a series of acquisitions and investments, MDS operates clinical laboratories and manages hospital laboratory systems in Canada. The Company's largest laboratory operations are in Ontario, British Columbia and Alberta. Other, smaller laboratory and laboratory support operations exist in Quebec and Manitoba. Prior to May 2004, MDS provided support services under contract for the hospital laboratory networks in Saskatchewan. Effective May 7, 2004, MDS ceased to be the contract holder for this business.

Prior to fiscal 2004, MDS was pursuing a strategy to build a U.S. laboratory business based on managing laboratory networks for affiliated hospital groups. As a result of unsatisfactory sales and operating results and business development climate, in 2004 MDS began to exit this business and as at October 31, 2005 had fully exited the remaining U.S. operations.

As noted earlier, as part of our strategic plan, we are currently examining alternative ownership structures for our Diagnostics business.

2.1.3 Customers

Customers of the Company's Life Sciences segment include a broad range of manufacturers of medical products including pharmaceutical manufacturers, biotechnology companies, and manufacturers of medical supplies and devices. These customers are located in essentially all major international markets.

In the Health segment which operates in Canada, the Company provides products and services directly to healthcare providers, including physicians and hospitals.

No single customer in either business segment accounted for more than 10% of the consolidated revenues of the Company for the fiscal year ended October 31, 2005. Within our Diagnostics business, the Ontario Ministry of Health and Long-Term Care, in its capacity as the funding body for the Ontario public health insurance program, funds approximately 10% of total consolidated revenues of the Company.

Exports by the Company from Canada represented approximately 45% of revenues and for 2005 amounted to $666 million. Revenues earned outside of Canada, reflecting export sales, along with revenues earned by operating units based outside of Canada, made up 55% of net revenues for 2005. As a result of our new strategic focus announced in September 2005, approximately 95% of our revenues are expected to come from international markets in the future.

2.1.4 Employees

At October 31, 2005, MDS had approximately 8,600 employees in 28 countries.

2.2 Recent Industry Developments

MDS has benefited from the significant and rapid changes that are affecting the life sciences industries and the healthcare industries. These changes include:

(i) rising healthcare costs;

(ii) intensifying cost containment pressures;

(iii) rapid growth in demand for services due to aging population bases;

(iv) rapid innovation in technology, increasing the availability of sophisticated treatment options;

(v) growing consumer awareness of healthcare choices; and

(vi) growing awareness within emerging and developing countries of the benefits of adequate healthcare systems and the improving ability to pay for improved healthcare solutions.

New technologies have profoundly affected the life sciences and health markets. These new technologies, in part, have led to more focused research spending and continued corporate mergers of significant size within the pharmaceutical industry, as pharmaceutical companies strive to maintain or obtain a competitive edge by providing new and improved services or by introducing new products to market. Consolidation of this industry is expected to continue, and is likely expected to affect product development budgets and may lead to more focused research spending by the merged entities, including more concentration of spending budgets within therapeutics areas.

These mergers are, at least in part, a response to the loss of patent protection on a significant number of large market drugs expected over the next few years. Off-patent drugs often lose more than half of their market share to generic alternatives in less than one year. To replace these lost revenues and sustain the levels of growth enjoyed in the past, pharmaceutical companies must either increase research and development spending or improve the effectiveness of existing spending. Major pharmaceutical companies are also acting aggressively to protect existing patent positions and to extend patent coverage to different formulations.

A string of recent adverse events affecting a number of large market pharmaceutical products has placed added scrutiny on the drug approval process in the U.S. There are increasing calls for more regulation of the approval process as a result. The impact of this on the rate and cost of drug innovation is uncertain.

There is growing activity between pharmaceutical companies having large research budgets and smaller biotechnology companies that have smaller budgets but rich pipelines of possible new discoveries. Advances in biotechnology, genomics, and proteomics have created a better understanding of how diseases function both at a molecular level and as part of a biological system that biotechnology companies are seeking to exploit. Large pharmaceutical companies are increasingly providing funding to these smaller companies in return for rights to further develop and market products resulting from these discoveries. More recently, large pharmaceutical companies have begun buying-out their smaller rivals which have attractive technology platforms.

The surge in development activity, coupled with a drive to reduce costs and accelerate development time, has driven growth in outsourcing of research activities by pharmaceutical manufacturers. High throughput screening and the technologies that make this possible increase the number of new drug leads that can be investigated, enabling drug companies to identify promising candidates earlier. More importantly, researchers can eliminate an unpromising candidate before a large investment is made in further development.

The evolving sciences of genomics and proteomics are expected to eventually lead to significant advances in diagnosis and treatment of disease. The completion of the first stage of the Human Genome Project in 2000 laid the groundwork for much of these advances. Research into proteomics is expected to further improve the information and products used in the treatment of disease. Thus far the conversion of these technologies into new drug discoveries has been disappointing; however, interest in this area remains strong. Much of this interest is now focused on biomarkers as a near-term application of the evolving science.

It is anticipated that these technological advances may lead to more effective medicines. In addition, these technologies are expected to lead to more accurate diagnosis at an earlier disease stage, which will in turn lead to treatment that is more effective. A number of new developments also promise better disease prevention alternatives.

2.3 Business Strategy of MDS

Our strategy is to focus our resources and management on opportunities within the fast-growing global life sciences markets, which includes focus on our market-leading businesses in pharmaceutical contract research (served by MDS Pharma Services), molecular imaging and radio-therapeutics (served by MDS Nordion), and analytical instruments (served by MDS Sciex). As a result, we are evaluating assets that do not contribute to the Company's areas of focus with a view towards maximizing shareholder value. In addition, through a realignment of our operations and cost structures, we are focused on near-term improvement in financial performance.

Increasingly, technological leadership will be the main method of differentiation among participants in these markets. MDS invests significantly in research and development and in capital equipment to maintain its competitive edge. The Company invested $87 million in research, product development, and innovative business initiatives in 2005. The Company invested a further $126 million in new capital assets in 2005. Over the last five years, MDS invested over $600 million in new capital assets, including $393 million in a state-of-the-art isotope production reactor and a processing facility ("MAPLE Facilities") currently being completed in Chalk River, Ontario, Canada.

MDS believes that business alliances, such as joint ventures and similar entities, are an effective and integral component of our business model. Alliances that bring together the complementary capabilities of two or more companies may provide the best solutions to customers in the future. If so, the ability of market participants to develop such alliances and to manage them successfully will be a key success factor for future growth. MDS is building on the success of its well-established joint ventures such as those with Applied Biosystems and PerkinElmer, seasoned partnerships such as Metro-McNair, and establishing new partnerships in areas of its business not traditionally managed in this way.

2.4 Financial and Other Developments

Factors affecting the comparability of the Company's financial data for fiscal years 2003 through 2005 include the following:

2.4.1 Capital Structure

  In December 2002, the Company completed a private placement of US$311 million of senior unsecured notes (the "Senior Unsecured Notes"). The Senior Unsecured Notes bear interest at rates between 5.15% and 6.19% per annum and have various terms between five and twelve years. Proceeds of the Notes were used to repay and cancel the majority of the Company's syndicated debt facility.
  During the third quarter of 2005, the Company negotiated a new $500 million, five-year committed, revolving credit facility which replaced the Company's previous $225 million credit facility. As at October 31, 2005, the facility remained undrawn.

2.4.2 Acquisitions

  During 2002, MDS invested $20 million in common shares of MDS Proteomics Inc. (subsequently renamed Protana Inc.) in conjunction with a tax reorganization of that company. MDS has since reduced its investment in this entity and the business was discontinued, as referred to under "2.4.3 - Divestitures and Discontinuances".
  During 2003, MDS invested $8 million to acquire an early-stage clinical trials facility located in Louisiana, U.S.
  During 2004, MDS acquired a 50% interest in intellectual property assets related to current Applied Biosystems Inc. MALDI Time-of-Flight ("TOF") mass spectrometry systems and next-generation products under development, together with a 100% interest in certain MALDI TOF product-related manufacturing and research and development assets for US$40 million. In 2005, the purchase price was renegotiated and reduced by US$2 million.
  During 2005, MDS acquired SkeleTech Inc., a therapeutically focused contract research organization ("CRO") providing pre-clinical discovery and development services in bone and central nervous systems biologies, for consideration of US$6 million. The purchase agreement includes a provision for contingent consideration of US$2 million, payable to the vendors if certain profitability levels are attained in fiscal 2006.

2.4.3 Divestitures and Discontinuances

  During 2002, the Company completed the disposition of two non-strategic operating units in transactions that produced $23 million of proceeds. A loss of $7 million was realized as a result of these dispositions.
  During 2003, the Company completed the disposition of a non-strategic operating unit for $35 million of proceeds. A gain of $10 million was realized as a result of this disposition.
  During 2003, MDS decided to discontinue operations and conduct an orderly exit from a generic radiopharmaceutical business in Belgium. This portion of the business in Belgium was subject to increased regulatory standards compliance that would have required significant investment in plant and equipment that could not be justified by the returns generated by the business.
  During 2004, the Company reduced its investment in Protana Inc. (formerly MDS Proteomics Inc.) from 89% to 48.4%. In 2005, Protana Inc. filed for protection under the Bankruptcy and Insolvency Act (Canada) and an interim receiver sold certain of the assets of the company. The company's operations has been discontinued.
  During 2004, MDS sold its laboratory operations in Tennessee, New York, and Georgia, realizing total proceeds of $35 million.
  Effective May 1, 2004, MDS participated in a financial reorganization of Hemosol Inc., an Ontario research and development company in which MDS held an 11% interest. Under the terms of the reorganization, MDS transferred ownership of its Ontario laboratory business to Hemosol Inc. (since re-named LPBP Inc.) in exchange for a 99.6% equity interest (47.5% voting interest) in that company. As a result of this transaction, the Company has benefited from significant tax loss carry forwards, research and development expense pools, and investment tax credits, having an estimated combined value at the time of the transaction of $120 million. These tax assets were accumulated by Hemosol Inc. from a blood products business operated by that company prior to the reorganization. The cost to MDS to gain access to these tax assets totalled $19 million, comprising a $16 million cash transfer to Hemosol Corp., a successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs. On December 2, 2005, Hemosol Corp. filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and a receiver was appointed. For further information, see the disclosure in the 2005 MD&A at page 6.
  In 2005, the Company's management announced its commitment to a plan to divest a number of business operations that are no longer part of the Company's strategic plan. During 2005, the Company's interest in Source was classified as a discontinued operation, and as stated previously, subsequent to October 31, 2005, the Company disposed of its interest in Source to Cardinal Health Inc. for $79 million. In addition, during 2005, the Company's partner in CLS exercised its right to buy out the Company's partnership interest, and as a result, this interest has been classified as a discontinued operation.
  In 2005, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and in vitro Pharmacology operations within the MDS Pharma Services business. These businesses have also been classified as discontinued operations. Subsequent to October 31, 2005, the Fermentation business was sold for US$2 million, which is subject to a contingency payment if certain financial performance thresholds are met.
  In 2005, the Company implemented a plan to reduce overhead and better align resources and infrastructure costs savings. As part of that initiative, MDS will reduce its global workforce by approximately 700 employees (with the reduction of 613 employees completed by October 31, 2005). This initiative is expected to result in annualized savings of approximately $40-45 million in fiscal 2006.

2.4.4 Other Matters

During the third quarter of 1996, the Government of Canada, AECL and the Company reached an agreement to build two specialized reactors to ensure a stable long-term supply of medical isotopes. Construction of these new reactors commenced during the second quarter of 1997. The Government of Canada provided MDS with a $100 million non-interest-bearing loan to fund a portion of the construction costs. Repayment of the loan over a fifteen-year period commenced in October 2000. To satisfy its future repayment obligation, the Company has pledged a financial instrument having a value at October 31, 2005 of $44 million as security for the loan.

3. NARRATIVE DESCRIPTION OF THE BUSINESSES OF MDS

3.1 Reportable Industry Segments

Our businesses operate in two segments, each of which is comprised of operating business units that are grouped according to business.

Life Sciences Segment:
Pharmaceutical Research Services (MDS Pharma Services)

Operating as MDS Pharma Services, this business unit provides research services with an emphasis on early-stage contract research from pre-clinical development to Phase II(a) clinical trials for innovative and generic pharmaceutical companies and for biotechnology companies as well as consumer product and drug delivery companies.

Isotopes (MDS Nordion)

Operating as MDS Nordion, this business unit is a leader in the production of isotopes used in the diagnosis and treatment of disease and isotopes used to sterilize medical and other products, including food. In addition, this business unit includes the manufacture and sale of isotope-based cancer therapy equipment.

Analytical Instruments (MDS Sciex)

Operating as MDS Sciex, this business unit focuses on the design, development, and manufacture of analytical instruments based on principles of mass spectrometry and related operating systems, software and other products. These products are sold through the ABI/MDS Sciex and PerkinElmer/MDS Sciex partnerships to pharmaceutical and biotechnology customers as well as to academia and environmental end-use markets.

Health Segment:
Diagnostics	Through various operating business units, the Company is the leading provider of diagnostic laboratory services in Canada.
Medical Products Distribution

Prior to the sale of Source in November 2005, as disclosed under "2.4.3 - Divestitures and Discontinuances", the Company was a partner in the largest provider of distribution services for medical products in Canada, supplying hospitals and alternative care sites.

The following table illustrates the relative size and importance of the Company's business segments to the Company as a whole, based on consolidated assets and revenues, and excludes discontinued operations:

	Assets			Revenues
	2005	2004	2003	2005	2004	2003
Life Sciences	82%	80%	86%	78%	77%	76%
Comprising: Pharmaceutical Research Services				37%	34%	35%
Isotopes				22%	24%	22%
Analytical Instruments				19%	19%	19%

Health - Diagnostics	18%	20%	14%	22%	23%	24%

Total	100%	100%	100%	100%	100%	100%

3.2 Life Sciences Segment

Our Life Sciences segment includes a contract research organization which offers a full spectrum of services from early-stage target discovery and validation to late-stage phase IV studies. In addition, the Company's other life sciences businesses directly manufacture medical products or supply technology, products or services to other companies for use in the manufacture of medical products. Customers of MDS's Life Sciences businesses include companies involved in the development of pharmaceuticals and biotechnological products, as well as manufacturers of medical products and devices. In all cases, the products or services include a high level of technological sophistication or require significant technical or scientific expertise.

3.2.1 Pharmaceutical Research Services (MDS Pharma Services)

MDS operates as a global CRO under the trade name MDS Pharma Services. MDS Pharma Services is one of the top global CROs and has been highly rated for customer service and quality by CenterWatch, a leading industry publication. The main focus for MDS Pharma Services is early-stage pharmaceutical research services (from discovery to Phase IIa) and has a growing presence in later-stage research as well. The Company operates as a CRO in 23 countries.

Industry Background

During the 1970's, integrated pharmaceutical companies conducted the majority of research leading up to development of pharmaceutical products in-house. At that time, the only significant function that was contracted out was pre-clinical toxicology screening.

The drug development process is extremely expensive due to the cost of the infrastructure required to support the full range of processes necessary for drug development and the long period of time required to achieve full regulatory approval of a new compound. On average, it takes 10 to 12 years and over US$800 million to bring a new pharmaceutical from discovery through Phases I to III of clinical trials and make it available to consumers. Since patent protection for new products extends for only 17 to 20 years, the profitability of a new compound can be greatly enhanced by reducing the total cost of development and by shortening the elapsed period over which development occurs.

At first, companies began to outsource to meet the occasional surge in internal demand that could not be addressed with in-house capabilities. In an effort to reduce both time and costs, major drug companies began outsourcing portions of the development work to companies that provide specialized research services. These companies have become known as Contract Research Organizations or CROs. Individual CROs tend to specialize in particular stages of the drug development process and, therefore, develop expertise in those areas. Reliance on CRO expertise can enable the pharmaceutical companies to achieve cost efficiencies and to shorten the research time for that stage of the development process while avoiding capital investments.

The decision by MDS to enter the CRO business in 1995 was influenced by a number of key trends that were beginning to affect the industry. The Company believes that these trends remain in place. In particular, corporate mergers and cost containment pressures at pharmaceutical companies are expected to continue to lead to downsizing of in-house research and development capabilities and pharmaceutical companies will continue to focus increasingly on marketing and product distribution. Outside suppliers will increasingly be relied upon to provide services previously secured from in-house departments. Aside from reducing infrastructure costs for the pharmaceutical companies, outsourcing is expected to lead to reduced cycle time for development. Outsourcing this activity may also lead to development of drug candidates which have a small market and might have been ignored by larger pharmaceutical companies which require large-market drugs to cover the costs of their marketing and distribution channels.

Globalization of pharmaceutical markets driven by on-going mergers of major international pharmaceutical companies has influenced the selection of a CRO. Those with an international presence and the ability to conduct trials in multiple jurisdictions have greater chances of becoming preferred suppliers. The growth of the biotechnology industry is also significantly influencing the growth of CROs, as many smaller biotechnology companies elect not to build the infrastructure to conduct the various phases of the development of their products in-house.

A general overview of the drug development process is provided in the diagram below:

Overview of Business

Headquartered in Philadelphia, MDS Pharma Services provides contract research services to pharmaceutical manufacturers and biotechnology companies, focusing particularly on pre-clinical and early clinical drug development (up to Phase IIa clinical trials). MDS has provided services to pharmaceutical manufacturers since 1992, beginning as a centralized support laboratory providing testing services in connection with Phase III clinical trials. MDS is now the largest and most integrated CRO in the pre-clinical and early clinical segment of the market and a developing competitor in late-stage clinical trials.

The pharmaceutical research process can be broken down into three primary components: laboratory-based research, clinic-based testing, and out-patient based testing. MDS includes most laboratory-based research and clinic-based research in early-stage and the Company has been the leading competitor in this phase of research based on the installed base of mass spectrometers and on the number of available clinic beds. The Company's significant capacity in each of these areas enables it to take on client work on very short notice and to develop the necessary expertise in these fields to participate in the most complex studies.

Key lines of business for this division include:

  Pharmacology, in which the Company's vast library of assays is applied to study the effects of compounds on living organisms and in-vitro targets.
  Drug Safety in which advanced understanding of drug safety and toxicology is obtained under strict Good Laboratory Practices ("GLP") regulated conditions.
  Bioanalysis in which advanced technology and analytical science is applied to biological fluids to gain an understanding of the drug's absorption, distribution, metabolisation and elimination.
  Early-stage clinical or first-in-man testing, in which new investigational drugs are tested for the first time in healthy volunteers to assess drug safety and to determine how the drugs are processed by the body.
  Late-stage clinical or traditional clinical trials, in which investigational drugs are tested in volunteers exhibiting the condition the drug is intended to affect to determine the relative efficacy of the drug under study.
  Central laboratory, a support service for late-stage trials, through which samples taken from study participants are run against standard assays to determine the safety and effectiveness of the drug.

Significant pre-clinical and early clinical operations are in Montreal Quebec, Lincoln Nebraska, Phoenix Arizona, Bothell Washington, Tampa Florida (discontinued being divested), Neptune New Jersey, Belfast North Ireland, Sittingbourne United Kingdom, Zurich Switzerland, Lyon France, and Hamburg Germany. These facilities include clinic locations and laboratories, as well as other development facilities.

Management of late-stage clinical trials on behalf of clients is conducted globally. Significant clinical offices include Philadelphia Pennsylvania, Irvine California, Paris France, Winnerish United Kingdom, and Madrid Spain, along with smaller offices in a number of other countries. In addition, the Company has central laboratory locations in Toronto Ontario, Paris France, Beijing China, Singapore and Hamburg Germany.

Globally, more than 4,100 employees work in MDS Pharma Services.

Strategy

MDS Pharma Services is currently one of the leading CROs in the world. Management expects to continue to expand its global capabilities through organic growth and (where strategically relevant and fiscally prudent) through acquisition. The acquisition strategy of the Company is to focus on targets that extend leadership in key fields and leverage existing assets. Where operations do not meet the Company's expected returns, or they do not fit with the overall direction in adding value to the range of services, MDS has sought to divest these businesses. During 2005, MDS approved a plan to divest of its Pharmaceutics, Biopharmaceutics/Biosafety, Fermentation and Central Nervous System ("CNS") Pharmacology operations within the MDS Pharma Services business.

Competitors

The growth of the contract research industry has been dependent on the increase in outsourcing by pharmaceutical and biotechnology companies. The market has experienced high growth rates and has become highly competitive. Competition for individual research contracts often includes in-house research departments of pharmaceutical and biotechnology companies, as well as universities, teaching hospitals, and other CROs. Industry consolidation and globalization have affected pharmaceutical companies as well as competing CROs and a trend toward the use of fewer, larger CROs has been observed. The Company believes that outsourcing will continue to grow as an economically attractive alternative to in-house research. Several of the Company's CRO competitors are significantly larger than MDS and may have greater financial and technical resources.

Companies active in this industry, including MDS, may improve their competitive position by leveraging scale, which enhances the ability to service clients in their preferred location or in a more timely fashion, and internal operating efficiencies, which translates into sound and predicable execution and opportunity for competitive pricing/premium margins. In addition, we believe that our expertise and capabilities result in a unique offering which contributes to our competitive position. MDS Pharma Services' strength in Pharmacology, Early Clinical Research and Bioanalytical Sciences and its broad configuration, allows it to integrate its offerings under complete Drug Development Programs to help biotech firms move their compounds through the development stages more rapidly.

The majority of competitors have been focused primarily on later stages of the drug development process (Phase II-IV clinical research). Competitors include several multinational companies such as Quintiles Pharmaceutical Services, Covance, Inc., Charles River, Parexel International, Corp., PPD, Inc., and SFBC International, Inc.

3.2.2 Isotopes (MDS Nordion)

MDS is a world leader in medical isotopes for molecular imaging, development and manufacturing of radiotherapeutics and sterilization. Exports of these materials to over 60 countries account for more than 97% of total sales by this business.

Industry Background

In molecular imaging, isotopes are used because of their ability to assist in diagnostic procedures such as single photon emission computed tomography and positron emission tomography. When formulated with chemical compounds that are attracted to or accumulate in particular types of tissue, these isotopes can aid physicians in the identification and treatment of diseases, principally cancers. Certain other isotopes can be used to deliver direct radiation therapy to cancerous cells using the same principles.

Significant barriers to entry exist in both the molecular imaging and sterilization businesses. The manufacture of raw isotopes is dependent upon the availability of capacity in acceptable types of nuclear reactors and cyclotrons. Processing facilities such as those operated by MDS are centralized, capital intensive, and expensive to operate. In addition, due to the nature of the materials handled by the facilities, government and environmental regulation are significant factors in the business.

Processing raw isotopes into a form suitable for the intended use is highly complex. Many isotopes used for molecular imaging have a limited half-life. This imposes constraints on the manufacturing process and on the logistical procedures needed to deliver refined product to an end user. Efficient and safe transportation and logistical systems are vital components of the business. Security of supply is a key customer concern due to the short lifespan of the products. Isotopes decay, rendering some of them useless in a matter of days and isotopes are processed, delivered to manufacturers and then on to hospitals or treatment centres in only a few days.

Molecular imaging is a growing market. Aging populations worldwide are expected to increase demand for the procedures which medical isotopes make possible. In addition, considerable research is underway to identify new uses for existing isotopes.

Sterilization of medical products is a mature industry with 4-5% market growth. Alternative applications for this technology are continuously under investigation. The United States Food and Drug Administration ("FDA") has approved the use of irradiation for microbial control of pathogens (eg: E.Coli) and as a quarantine treatment for fruit and vegetables to eliminate agricultural pests. To date, the commercial use of irradiation has largely been limited to spices, some red meat, poultry and certain fresh fruits and vegetables.

Business Overview

MDS processes and repackages isotopes and uses the refined materials to produce products that include:

  industrial isotopes for the sterilization of disposable medical products and for treating food;
  sealed medical isotopes for the treatment of cancer; and
  medical isotopes that are used alone or coupled to target molecules for use in clinical research, diagnosis and treatment of diseases such as cancer.

In addition, the Company manufactures and sells equipment that is used for the application of its products, including:

  external beam therapy systems for cancer treatment;
  large scale production irradiators for the sterilization of disposable medical products and for treating food; and
  self-contained irradiators used to treat blood for immuno-compromised patients and for research applications.

MDS is the world's principal supplier of Cobalt-60 ("Co60"). The majority of raw Co60 material is produced under long-term supply contracts. MDS further processes the raw Co60 (also referred to as a gamma source) for commercial use at its Ottawa, Ontario facilities. The resulting processed material is delivered to customers using approved transport containers and procedures. Customers include major sterilization contractors, as well as large medical product manufacturers who maintain their own sterilization capability. Other users include hospitals and private clinics that use Co60 to treat cancer.

MDS also markets related equipment and services, including industrial scale irradiators and self-contained irradiators. Delivery or construction of this equipment is usually accompanied by an initial shipment ("loading") of gamma source. Resupply or replenishment of the gamma source is required from time to time as the radioactivity level of the initial loading declines over time.

Isotopes used for molecular imaging are handled and processed in much smaller quantities than those used for industrial irradiation. MDS purchases reactor-produced isotopes such as Molybdenum-99 ("Mo99"), Iodine-131 ( "I131"), Iodine-125 ("I125") and Xenon-133 ("Xe133") in an unfinished, non-purified form, and transports them to its own facilities in Ottawa for further processing. MDS manufactures cyclotron-produced isotopes such as Iodine-123 ("I123"), Thallium-201 ("Tl201"), Palladium-103 ("Pd103") and Yttrium-90 ("Y90") at its facilities in Vancouver, Canada and Fleurus, Belgium, and refines these materials in its adjacent processing facilities.

The purified forms of these isotopes are incorporated by pharmaceutical companies into radiopharmaceuticals used to diagnose and treat numerous serious disease states, such as coronary artery disease and cancer. Mo99 decays into Technetium-99 ("Tc99m"), which is the most widely used diagnostic isotope in the world. Approximately18 million scans are performed each year and 80% use a Tc99m radiopharmaceutical. This number is expected to grow as the population in developed countries ages and as the use of molecular imaging in the management of coronary artery disease expands. MDS is the world's leading producer of Mo99.

To provide greater security for the future supply of Mo99 and other reactor-produced radioisotopes commonly used in nuclear medicine, MDS contracted with AECL in 1996 for the construction and operation of two special purpose reactors and a processing facility to exclusively produce such isotopes. Pursuant to the existing agreement, MDS owns the reactors and, once completed, AECL will operate them on a fee per service basis. MDS does not own the existing National Research Universal ("NRU") reactor that is currently its principal source of Mo99.

The MAPLE facility has been under construction since 1997, and as a result of construction deficiencies and other technical regulatory issues, completion of the facility has been delayed. While progress has continued, it has been slow. Cost overruns on the project are to be shared between MDS and AECL as contractor. The application of this cost sharing arrangement has been the subject of a dispute between MDS and AECL. The companies have agreed upon a mediation process to resolve this dispute and a mediator was appointed in February, 2005.

Final completion and commissioning of the reactors will entail an extended regulatory and quality control review process for our customers, including steps to determine that the products produced in the new facility meet the same quality standards as those produced in NRU.

The new reactors and an integrated isotope processing facility, once operational, should enable MDS to provide its customers with a stable and secure supply of key medical isotopes and strengthen MDS's competitive position in medical isotope supply, as they are the only reactors designed to optimize medical isotope production. All other reactors engaged in medical isotope production are multipurpose reactors.

The Canadian Nuclear Safety Commission ("CNSC") extended the operating license for AECL's NRU reactor at Chalk River Laboratories from December 31, 2005 to July 31, 2006. The term of this license will now coincide with those of other AECL Chalk River facilities. This decision will allow time for AECL to complete a formal application for a five-year license renewal.

In November 2005, AECL received approval from the CNSC for its application to renew the operating licences for its MAPLE 1 and 2 medical isotopes reactors and the New Processing Facility located at the Chalk River Laboratories. The licences are for a two-year period and are valid until November 30, 2007.

Facilities that are able to handle and process isotopes in the manufacture of radiopharmaceuticals are complex and strictly regulated. MDS has added an 80,000 square foot manufacturing facility that is utilized on a partnership basis in the development, and later, the direct manufacture of radiotherapeutics. Examples include ZEVALIN® and Bexxar™. Both products are based on monoclonal antibodies and are used to treat non-Hodgkin's Lymphoma ("NHL"). ZEVALIN uses Y90 as the active agent while Bexxar uses I131. Growth of development and manufacturing opportunities is expected, since drug manufacturers may not wish to incur the capital cost or regulatory delays associated with building their own facilities.

MDS also manufactures and distributes radiation therapy equipment and Co60 is the radiation source for this equipment.

The isotope business employs approximately 700 people at its Ottawa, Ontario head office and facilities in British Columbia, Quebec and Fleurus Belgium. Some technical and production employees of MDS belong to the Public Service Alliance of Canada, a collective bargaining agent representing, among others, certain employees of the Government of Canada. Labour relations are judged to be good.

Strategy, Markets, and Competition

MDS has a leading position as an international supplier of key isotopes. Revenue growth for isotopes generally has historically been in line with the overall increase in healthcare spending and population growth, both of which have an impact on the growth in the utilization of diagnostic tests and the use of disposable medical products. Sales of medical isotopes do not follow any notable seasonal or other cycles and demand is relatively constant. The short half-life of the isotopes used for medical purposes limits the ability of any market participant to build significant inventories.

Isotopes used for sterilization tend to be somewhat more cyclical, due primarily to the length of time required to convert Cobalt-59 ("Co59") into Co60 and the limited number of facilities in which this can be done economically.

Security of supply is a significant objective for the majority of the Company's customers. The Company has developed a strong supply and logistics network to meet these demands. Current activity and investment, including the completion of the MAPLE facility, is intended to solidify the Company's position as a reliable source of supply. In addition, the Company is developing new and complementary lines of business based on its expertise with isotopes. For example, the cancer treatment market is expected to develop rapidly over the next several years, particularly in emerging economies. Many of these countries are now able to afford modern cancer therapies and are expected to make significant investments in this technology as their healthcare systems develop.

Significant barriers to entry limit the competition faced by the Company in the molecular imaging market. Since Mo99 is the most significant isotope on world markets, the majority of competition faced by the Company is in this product. Major competitors are Institute National des Radioelements (IRE) of Belgium, the NTP Radioisotopes (Pty) Ltd. (a wholly owned subsidiary of Nuclear Energy Corporation of South Africa) and the Nuclear Research and Consultancy Group of the Netherlands.

Competition in the sterilization market is different from the medical isotopes market due to the substantially different half-life of the products. Co60 is often bought and sold in large quantities and can be produced by any of several nuclear reactors around the world. While delivery and logistics expertise remains a MDS advantage, the most significant competition in the sterilization market and Co60 supply comes from Reviss (a joint venture between Mayak, Russia and GE Amersham) which acquires cobalt from Russian sources. Competition for sterilization spending also comes from alternative technologies, the most significant of which are Ethylene Oxide (EtO) and electron-beam. The Company believes that gamma-based sterilization technologies continue to enjoy advantages over these competitive technologies in some applications. In addition, there is a significant installed base of industrial irradiators that should ensure that gamma irradiation remains a key technology in this market.

3.2.3 Analytical Instruments (MDS Sciex)

Industry Background

MDS first entered this industry in 1981 with the acquisition of Sciex and in 1988 introduced the first liquid chromatography mass spectrometer for use on organic compounds to take advantage of the significant opportunities that exist in drug discovery and contract research outsourcing for drug development companies.

Mass spectrometry has proven to be one of the most important and effective technologies in the drug development process, and the most significant area for growth for MDS Sciex and others in the industry for Life Sciences applications.

Overview of Business

MDS supplies the pharmaceutical industry with an advanced line of high-sensitivity analytical instruments under the MDS Sciex trade name. MDS manufactures ultra-trace chemical detection equipment and is Canada's leading manufacturer of analytical instrumentation. Marketed through partnerships with Applied Biosystems (a division of Applera Corporation) and PerkinElmer Canada, Inc. to a global customer base, export sales account for more than 95% of revenues from these products.

MDS has been a major innovator of technologically sophisticated mass spectrometry instrumentation. In each of its product lines, MDS has been a pioneer. Accomplishments include the introduction of the first triple-quad mass spectrometers, inductively coupled plasma mass spectrometers, and techniques for detecting ultra-trace amounts of small or large molecules by atmospheric pressure ionization (electrospray). Most of these products have evolved through multiple generations and continue to hold significant shares of their market segments.

The pharmaceutical and biotechnology markets are the major users of technology based on the principles of liquid chromatography coupled with mass spectrometry (LC/MS) for detecting organic compounds. Early models of this equipment revolutionized many of the processes that were fundamental limitations in the search for new drugs or biotechnology products. Productivity and sensitivity improvement remains the primary basis for product differentiation for MDS equipment.

Newer products that combine mass spectrometry with time-of-flight and ion trap technologies are finding markets among researchers investigating larger molecules such as proteins. In particular, the emerging proteomics market has become a key customer for this equipment.

MDS Sciex and its partner Applied Biosystems are the market leader in high-sensitivity LC/MS equipment and have consistently delivered technological innovation within this industry. This innovation is a result of a high level of research and development spending each year.

In 2004, MDS and Applied Biosystems expanded their partnership to include Applied Biosystems' MALDI-TOF™ technology and further develop the partnership as a world leader in high-end analytical equipment for the drug development industry.

A smaller portion of the Company's market is outside of the pharmaceutical industry and relies on similar equipment for the detection of inorganic compounds. For this group of customers, the Company produces the ELAN Inductively Coupled Plasma Mass Spectrometer (ICP/MS) that provides high sensitivity with extremely high specificity for a wide range of elements in the analysis of a single sample. The range of market areas that are addressed with the ELAN is broad and includes environmental monitoring (drinking and wastewater analysis), toxicology (role of trace metals in human disorders), semiconductors (trace impurities), and the nuclear industry (impurities in uranium). These machines are marketed on a worldwide basis through a partnership with PerkinElmer Canada, Inc.

For both partnerships, MDS Sciex is responsible for manufacturing and has primary responsibility for research and development. The Company's partners are responsible for marketing, sales, and service. The partnerships are structured so that each partner shares equally in the full profit margin generated once a piece of equipment is sold to an end-user.

MDS Sciex's business is dependent on a staff with highly specialized skills and knowledge in various branches of physics, chemistry and biology. Individuals with the requisite credentials are recruited on a global basis and their knowledge is further developed by in-house training.

Over 500 people work at MDS Sciex, with the majority of these employees based in the division's Concord, Ontario head office.

Strategy, Markets, and Competition

The Company's strategy is to be the leading global provider of top-of-line analytical instruments, with a particular focus on the application of this technology within the drug development process.

MDS Sciex instruments are designed to out-perform competitive products based on sensitivity, speed, or both. The Company's most important platform is based on LC/MS technology and sells under the model name API. The top end of this product range is the API 5000, launched in January 2005. More recently, the Company has added to the LC/MS platform and introduced new instruments based on MALDI, TOF and combination technologies (Q-TOF,
MALDI-TOF™).

MDS Sciex products are sold through our partnerships with Applied Biosystems and PerkinElmer into global markets. The current key markets are the U.S., western Europe and Japan, reflecting the sophistication of the drug development industry in each of those areas.

The Company's principal competitors in the analytical instrumentation market include Waters Corporation, Thermo Electron Corporation, Bruker Daltronics, Inc., and Agilent Technologies, Inc., all of which operate in the global market. Competition includes other manufacturers selling similar technology and also companies that sell competing but different technologies for certain applications.

Since technological superiority is a key product differentiator, MDS Sciex, along with our partners, takes all necessary actions to defend our intellectual property. In 2003 we successfully pursued Waters Corporation in a patent infringement suit related to a key LC/MS technology. Over two years, the Company received patent infringement settlements amounting to $53 million, pre-tax, plus a royalty on any on-going sales of the technology. Following settlement of this patent infringement suit, AB/MDS Sciex launched a suit against Thermo Electron Corporation over a similar violation.

In late 2004, MDS Sciex started construction of a 10,000 square foot manufacturing facility in Singapore in an effort to improve the cost base of its instrumentation and materials and position the Company to take advantage of the increasing importance of the Asian market with respect to future sales growth. The initial product to be manufactured at the Singapore facility is the first analytical instrument focused on the cellular screening market, CellKey™ Systems. This product was launched in late 2005. MDS Sciex is currently in the process of building an internal sales and marketing team to support the CellKey™ system in North America and Europe. To supplement its direct sales and marketing activities, Sciex will also consider strategic distribution partnerships in these and other geographic areas.

The majority of MDS Sciex's infrastructure, manufacturing and research and development reside in Canada. However, the Company has operations in the U.S. and in Singapore. The U.S. operation primarily provides research and development for our Applied Biosystems MALDI products as well as the recently launched CellKey™ Systems.

The operations of MDS Sciex to a certain degree have been and could be impacted by the cyclical nature of the semiconductor industry, the investment cycle in the biotech industry and the government regulation of environmental issues.

3.3 Health Segment

Health businesses are those that supply products or services to individuals or institutions that, in turn, provide healthcare services directly to patients and consumers. Generally, the customers of the Company's health businesses consist of physicians, hospitals, and similar healthcare service providers. Services provided include routine clinical diagnostics, laboratory management, laboratory automation technology, medical product distribution, and inventory management services.

3.3.1 Diagnostics

MDS is the largest operator of private sector clinical laboratories in Canada. Services provided by the Company include clinical laboratory testing for physicians and non-hospital healthcare institutions, management of hospital laboratories under contract and other support services for clinical diagnostics.

Industry Overview

In Canada, clinical laboratory testing is split roughly 66%/34% between hospital-based laboratories and private sector operated community laboratories. Hospital laboratories conduct the majority of inpatient and outpatient testing. In certain provinces hospital laboratories also handle community testing; however, in Ontario, private sector laboratories handle essentially all community testing. In Alberta, community and hospital testing is managed by regional health authorities and provided by both hospital and community laboratories.

All clinical testing is conducted on samples drawn from patients and based on requests received from physicians. Test results are reported back to physicians. Fees for most testing services (other than those performed in Quebec) are billed to a government healthcare agency according to a fixed fee schedule. In Ontario, these billings are subject to an overall fee cap. Most jurisdictions have eliminated coverage for certain diagnostic procedures ("delisted") and fees for these services are billed directly to patients.

Although the customers of the laboratory services business are generally physicians and patients, the majority of funding for such services is provided under the terms of provincial healthcare programs. Company operations in each province are organized to conform to government payment programs existing in the relevant province.

In most provinces, operators of clinical laboratories are required to carry licenses which determine the nature of tests which can be carried out at each facility and govern the ability of the operator to draw samples for testing purposes. Such licenses are for a limited term (generally requiring annual renewal) and their renewal is subject to government approval. In Alberta and Saskatchewan, licenses have been replaced by service contracts with regional health authorities.

Business Overview

The Company is active in all provinces west of the Maritimes, except Saskatchewan, either directly or through joint ventures. Approximately 53% of laboratory revenues originate in Ontario. A further 26% originate in British Columbia, 18% in Alberta, and 3% in other provinces. The laboratory business of MDS is carried out through the following types of licensed locations:

Patient Service Centre ("PSC") - a location which is licensed to draw samples from a patient, but which is not authorized to perform any testing procedures on the samples.

Local laboratory - a location that serves as both a PSC and as a testing facility. Such laboratories do not generally carry full testing approvals and therefore conduct only limited types of tests.

Central laboratory - a location to which all samples collected at PSCs are sent for testing, along with samples that cannot be tested at local laboratories.

Laboratory fees are generally set provincially, following discussions between the operators of private laboratories and provincial ministry of health officials. In Ontario, the Ontario Association of Medical Laboratories represents private laboratories. The Ontario funding agreement expired March 31, 2005. Negotiations for a new agreement are currently underway and all parties have agreed that ultimate settlement will be retroactive to April 1, 2005. In British Columbia, the British Columbia Medical Association ("BCMA") negotiates fees on behalf of the laboratories. The British Columbia fee agreement runs until March 31, 2007

In Alberta, the fee-for-service system was replaced by bulk service contracts in each of the 17 regions established by the provincial ministry of health. MDS has operations in two of these regions. The Company has a 26.4% interest in, a partnership operating as CLS. This partnership includes the hospital laboratories that form part of the Calgary Health Region's ("CHR") hospital laboratory operations. Under an agreement with the CHR, CLS provides all laboratory services in the Calgary region, including laboratory services provided within hospitals. As mentioned earlier, plans are underway to dispose of the Company's interest in CLS. In Edmonton, the MDS Stirrat Laboratory organization, along with two competing laboratory firms, merged to form the Dynacare Kasper Medical Laboratories partnership, which has contracted with the Capital Health Authority to provide both hospital and outpatient diagnostic services in the region. MDS owns 14.5% of this partnership.

MDS provides laboratory services in Quebec on a limited basis. Laboratory services in this province are generally provided by hospitals on an outpatient basis. Laboratory services provided by MDS in Quebec are billed directly to patients or physicians and constitute only a small portion of the testing conducted in the province.

In addition to the direct provision of testing services, the Company also provides laboratory management services. The Company has entered into agreements to provide laboratory management services to a number of hospitals and to groups of hospitals, primarily in the Ontario marketplace. These agreements generally provide for a fee-for-service related to the management of a laboratory located within a hospital. The Company has also entered into direct partnerships with hospitals that combine management of in-house laboratories with construction of a centralized high volume laboratory serving a group of hospitals.

The Diagnostics business has approximately 2,800 employees in Canada. The majority of these employees are not covered by collective agreements. Employees in British Columbia and Alberta, along with employees of certain of the Company's hospital joint ventures, are subject to such agreements. MDS has not experienced a significant work stoppage due to labour activities and the Company believes that labour relations are good.

Strategy, Markets, and Competition

Continued constraints on healthcare funding are a major factor affecting the business in Canada. In Canada, the existence of fee caps or block funding prevents the Company from increasing its revenues in line with increases in test volumes. Improved efficiency is a key operating goal for the Company. Discussions with governments are focused on balancing service levels and testing volumes with fee caps.

These same forces create market opportunities that the Company seeks to take advantage of as hospitals work to provide laboratory services more efficiently. Major hospitals are working to consolidate laboratory operations to bring increased efficiency to their laboratories. Hospital managers are also looking to bring community diagnostic work into hospitals (and away from community laboratory operators), to offset costs of their in-house laboratories.

The principal competitors in the private clinical laboratory services business in Canada are Gamma Dynacare Inc. and Canadian Medical Laboratories Inc. in Ontario, and BC Bio Laboratories Inc. in British Columbia.

Prior to 2004, approximately 30% of Diagnostics revenues were generated in the U.S. As at October 31, 2005, MDS has exited the U.S. market through the sale of its operations in the U.S. As noted earlier, we are currently examining alternative ownership structures for our Diagnostics business that realize maximum value for shareholders.

3.3.2 Medical Products Distribution

During 2005, MDS continued to conduct its distribution services business through a 50% interest in Source. Source is engaged in general medical/surgical product distribution in Canada. Subsequent to October 31, 2005, MDS sold its 50% interest to the existing partner, Cardinal Health Inc., for cash consideration of $79 million.

3.4 Significant Investees

3.4.1 MDS Capital Corp.

MDS Capital Corp., in which MDS has a 45% interest, is the largest venture capital and fund management company in Canada focused on the healthcare and life sciences industry. It is also one of the largest such firms in the world. The company manages approximately $1 billion through ten funds, including three funds open to public investors. MDS Capital Corp. earns management fees from these funds, including incentive fees based on the overall success of the funds.

Among the funds managed by MDS Capital Corp. is MDS Health Ventures Inc. in which MDS has a 44% direct interest and which was the first venture capital fund organized by the Company.

3.4.2 Iconix, Inc.

The Company has an 18% equity interest in privately held Iconix, Inc., a pioneer in the new field of chemogenomics, the integration of chemistry and genomics to profile drug candidates. Iconix's chemogenomic capabilities enable pharmaceutical companies to increase the odds of advancing the right compounds to the clinic, reducing attrition rates and the costs of drug discovery.

3.5 Principal Facilities

The following are the principal operating facilities of the Company as at October 31, 2005:

Location of Facility	Type of Facility	Owned/ Leased	Segment	Approximate Square Footage
Toronto, Canada	Corporate Head Office	Owned	Corporate	97,900
Toronto, Canada	Central Reference Laboratory	Owned	Health	84,800
Burnaby, Canada	Central Reference Laboratory	Owned	Health	49,000
Kanata, Canada	Manufacturing Plant	Owned	Life Sciences	483,300
Fleurus, Belgium	Manufacturing Plant	Owned	Life Sciences	36,200
Belfast, N. Ireland	Clinical Trials Facility	Owned	Life Sciences	19,500
Concord, Canada	Manufacturing Plant	Owned	Life Sciences	147,500
Hamburg, Germany	Clinical Trials Facility	Leased	Life Sciences	41,500
Irvine, U.S.A.	Corporate Office	Leased	Life Sciences	39,100
King of Prussia, U.S.A	Corporate Office	Leased	Life Sciences	47,100
Lincoln, U.S.A.	Clinical Trials Facility	Owned	Life Sciences	130,200
Lyon, France	Research Facility	Owned	Life Sciences	133,800
Montreal, Canada	Research Laboratory and Clinical Trials Facility	Owned	Life Sciences	321,500
Madrid, Spain	Clinical Trials Facility	Owned	Life Sciences	26,900
Paris, France	Clinical Trials Facility	Leased	Life Sciences	37,600
Bothell, U.S.A.	Research Laboratory	Leased	Life Sciences	95,600
Tampa, U.S.A.	Manufacturing Plant	Owned	Life Sciences	25,000
Taipei, Taiwan	Research Laboratory	Owned	Life Sciences	39,500
Winnersh, UK	Clinical Trials Facility	Leased	Life Sciences	12,500
Mississauga, Canada	Distribution Centre	Leased	Life Sciences	63,000
Phoenix, U.S.A.	Clinical Trials Facility	Owned	Life Sciences	51,000
Zurich, Switzerland	Clinical Trials Facility	Leased	Life Sciences	40,200
Neptune	Clinical Trials Facility	Leased	Life Sciences	39,700
New Orleans, U.S.A.	Clinical Trials Facility	Leased	Life Sciences	16,300
Blainville, Canada	Clinical Trials Facility	Owned	Life Sciences	48,000
Baillet, France	Clinical Trials Facility	Leased	Life Sciences	26,400
Baillet, France	Clinical Trials Facility	Owned	Life Sciences	23,091
Thorold, Canada	Central Reference Laboratory	Owned	Health	21,000
Victoria, Canada	Central Reference Laboratory	Leased	Health	16,600
Singapore	Manufacturing Plant	Leased	Life Sciences	10,000

3.6 Research and Development

Research and Development costs are described in Note 12 to the 2005 Financial Statements, which are incorporated by reference into this AIF.

3.7 Environmental Compliance

The Company has established a series of policies to facilitate compliance with applicable environmental laws and regulations. The policies require that business units conduct regular environmental assessments of company activities, establish remedial and contingency plans to deals with any incidents, and establish regular processes to report to senior corporate management and to the Board through the Environment, Health & Safety Committee of the Board on the environmental status of the Company and its subsidiaries. MDS uses an independent third party environmental auditing firm to conduct regulatory audits of MDS operations. MDS believes its approach to environmental compliance meets the regulated requirements and it is not expected that this policy will have a significant impact on capital expenditures, consolidated earnings or our competitive position.

3.8 Other Business Matters

3.8.1 Risk Factors

The businesses in which MDS operates are subject to a number of risks and uncertainties discussed below and under the heading "Risks and Uncertainties" in the 2005 MD&A on pages 13 to 16. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company's business operations. If any such risks occur, the Company's business, financial condition and results of operations could be materially adversely affected.

Risks Relating to the Business Generally

If we do not introduce new products in a timely manner, our products could become obsolete and our business, financial condition and results of operation would suffer.

We sell many of our products in industries characterized by rapid technological change, frequent new product and service introductions, and evolving industry standards. Without the timely introduction of new products and enhancements, our products could become technologically obsolete over time, in which case our business, financial condition and results of operation would suffer. The success of our new product offerings will depend upon several factors, including our ability to:

  accurately anticipate customer needs,
  innovate and develop new technologies and applications,
  successfully commercialize new technologies in a timely manner, price our products competitively and manufacture and deliver our products in sufficient volumes and on time, and differentiate our product offerings from our competitors' product offerings.

Many of our products are used by our customers to develop, test and manufacture their products. Therefore, we must anticipate industry trends and develop products in advance of the commercialization of our customers' products. In developing new products, we may be required to make significant investments before we can determine the commercial viability of the new product. If we fail to accurately foresee our customers' needs and future activities, we may invest heavily in research and development of products that do not lead to significant sales.

In addition, some of our licensed technology is subject to contractual restrictions, which may limit our ability to develop or commercialize products for some applications. For example, some of our license agreements are limited to the field of life sciences research, and exclude clinical diagnostics applications.

Our business, financial condition and results of operation could be subject to significant fluctuation, and we may not be able to adjust our operations to effectively address changes we do not anticipate.

Given the nature of the markets in which we participate, we cannot reliably predict future sales and profitability. Changes in competitive, market and economic conditions may require us to adjust our operations, and we may not be able to make those adjustments or to make them quickly enough to adapt to changing conditions. A high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in sales could disproportionately affect business, financial condition and results of operation in any particular quarter. Factors that may affect our quarterly sales and operating results include:

  demand for and market acceptance of our products,
  competitive pressures resulting in lower selling prices,
  adverse changes in the level of economic activity in regions in which we do business, adverse changes in industries on which we are particularly dependent, such as the pharmaceutical, biomedical, semiconductor and aerospace industries, changes in the portions of our sales represented by our various products and customers, delays or problems in the introduction of new products,
  our competitors' announcement or introduction of new products, services or technological innovations, increased costs of raw materials or supplies, and
  changes in the volume or timing of product orders.

We may not be able to successfully execute acquisitions or license technologies, integrate acquired businesses or licensed technologies into our existing business or make acquired businesses or licensed technologies profitable.

We have in the past, and may in the future, supplement our internal growth by acquiring businesses and licensing technologies that complement or augment our existing product lines, such as our acquisition of the MALDI Time of Flight mass spectrometry systems business in October 2004. However, we may be unable to complete the acquisition of promising business acquisitions or license technologies for many reasons, including:

  competition among buyers and licensees,
  the need for regulatory and other approvals,
  our inability to raise capital to fund these acquisitions, the high valuations of businesses and technologies, and
  restrictions in the instruments governing our indebtedness, including the indenture governing our Senior Unsecured Notes and our credit facility.

In addition, any business we may seek to acquire or technology we may seek to licence may be unprofitable or marginally profitable. Accordingly, the earnings or losses of any such business that is acquired or technology that is licensed may dilute our earnings. For these businesses or technologies to achieve acceptable levels of profitability, we must improve their management, operations, products and market penetration. We may not be successful in this regard and may encounter other difficulties in integrating acquired businesses or licensed technologies into our existing operations, such as incompatible management, information or other systems or cultural differences.

We may not be able to successfully obtain financing to fund potential acquisitions

The Company's business strategy depends on its ability to acquire existing profitable operations. The rate of growth of the Company may be limited by the pricing and availability of any proposed acquisition target and other factors not within the control of the Company. To finance our acquisitions, we may have to raise additional funds, either through public or private financings. We may be unable to obtain such funds or may be able to do so only on terms unacceptable to us.

We may not be able to successfully divest businesses or business lines

We have in the past and may in the future decide to divest certain business or business lines either as a result of unsatisfactory performance or change in strategic focus. We may be unable to complete such divestitures on reasonable terms or at all.

If we are unable to renew our licenses or otherwise lose our licensed rights, we may have to stop selling products or we may lose competitive advantage.

We may not be able to renew our existing licenses or licenses we may obtain in the future on terms acceptable to us, or at all. If we lose the rights to a patented or other proprietary technology, we may be forced to stop selling products incorporating that technology and possibly other products, redesign our products or lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share.

Our licenses typically subject us to various economic and commercialization obligations. If we fail to comply with these obligations, we could lose important rights under a license, such as the right to exclusivity in a market. In some cases, we could lose all rights under the license. In addition, rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent, or a third party could obtain a patent that curtails our freedom to operate under one or more licenses.

If we do not compete effectively, our business will be harmed.

We encounter aggressive competition from numerous competitors in many areas of our business. We may not be able to compete effectively with all of these competitors. To remain competitive, we must develop new products and periodically enhance our existing products. We anticipate that we may also have to adjust the prices of many of our products to stay competitive. In addition, new competitors, technologies or market trends may emerge to threaten or reduce the value of entire product lines.

Changes in governmental regulations may reduce demand for our products or services or increase our expenses.

We compete in markets in which our customers or we must comply with federal, state, local and foreign regulations, such as environmental, health and safety, and food and drug regulations. We develop, configure and market our products to meet customer needs created by these regulations. Any significant change in these regulations could reduce demand for our products or services or increase our costs of producing these products.

Patent protection for our proprietary products, processes and technologies may be difficult and expensive and may not result in sufficient protection for our technology.

Patent and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We own many U.S. and foreign patents and have applied or intend to apply for additional patents to cover our products. We may not obtain issued patents from any pending or future patent applications owned by or licensed to us. The claims allowed under any issued patents may not be broad enough to protect our technology.

Third parties may seek to challenge, invalidate or circumvent issued patents owned by or licensed to us or claim that our products and operations infringe their patent or other intellectual property rights.

In addition to our patents, we possess an array of unpatented proprietary technology and know-how and we license intellectual property rights to and from third parties. The measures that we employ to protect this technology and these rights may not be adequate. Moreover, in some cases, the licensor can terminate a license or convert it to a non-exclusive arrangement if we fail to meet specified performance targets.

We may incur significant expense in any legal proceedings to protect our proprietary rights or to defend infringement claims by third parties. In addition, claims of third parties against us could result in awards of substantial damages or court orders that could effectively prevent us from manufacturing, using, importing or selling our products in the United States or in any other country and could, depending on the quantum of damages awarded, have a significant adverse effect on our financial results.

In particular, development of leading-edge technologies and protection of key intellectual property are important differentiators within the analytical instruments business. MDS aggressively defends its patent rights in this industry.

Our results of operations will be adversely affected if we fail to realize the full value of our intangible assets.

As of October 31, 2005, our total assets included approximately $600 million of net intangible assets. Net intangible assets consist principally of goodwill associated with acquisitions and costs associated with securing patent rights, trademark rights and technology licenses, net of accumulated amortization. We test these items on an annual basis for potential impairment by comparing the carrying value to the fair market value of the reporting unit to which they are assigned.

Adverse changes in our business or the failure to grow our Life Sciences businesses may result in impairment of our intangible assets, which could adversely affect our results of operations.

Restrictions in our Senior Unsecured Notes and bank credit facilities and other debt instruments may limit our activities.

The Senior Unsecured Notes issued by the Company in fiscal 2003 and the Company's credit facility contain, and future debt instruments and bank credit facilities to which we may become subject may contain restrictive covenants that limit our ability to engage in activities that could otherwise benefit our Company. Our credit facility is subject to substantially similar restrictive covenants, but as at the date hereof, remains undrawn.

The indenture governing our Senior Unsecured Notes includes restrictions on our ability and the ability of our subsidiaries to:

  pay dividends on, redeem or repurchase our shares,
  sell assets,
  incur obligations that restrict the ability of our subsidiaries to pay dividends or other amounts to us, guarantee or secure indebtedness,
  enter into transactions with affiliates, and
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

We are also required to meet specified financial ratios under the terms of our Senior Unsecured Notes. Our ability to comply with these financial restrictions is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition.

Our failure to comply with the restrictions in our Senior Unsecured Notes may result in an event of default under the indenture governing our Senior Unsecured Notes, which could result in acceleration of our indebtedness under our Senior Unsecured Notes and require us to prepay our Senior Unsecured Notes before their scheduled due date.

We are subject to a number of market risks.

We are exposed to market risks, relating to both currency exchange rates and interest rates. On occasion, in order to manage the volatility relating to these exposures, we may enter into various derivative transactions pursuant to our policies to hedge against known or forecasted market exposures. We briefly describe several of the market risks we face below. The following disclosure supplements the disclosure provided under the heading "Risks and Uncertainties" in the 2005 MD&A.

Foreign Exchange Risk

As a global company, we are exposed to changes in foreign exchange rates:

(a) Because a significant portion of sales from our Canadian-based operations are in the United States or denominated in United States dollars, volatility in exchange rates can have a material impact on our financial results. Sales made in foreign currencies, when translated into Canadian dollars for financial reporting purposes, can fluctuate due to exchange rate movements.

(b) Our foreign subsidiaries, on occasion, invoice third-party customers in foreign currencies other than the functional currency in which they primarily conduct business. Movements in the invoiced currency, as compared to the functional currency, result in either realized and unrealized transaction gains or losses that directly impact our cash flows and our results of operations.

(c) Our manufacturing and distribution organization is multi-national in nature. Accordingly, inventories may be manufactured in one location, stored in another, and distributed in a third location. This can result in a variety of intercompany transactions that are billed and paid in many different currencies. Our cash flows and our results of operations are therefore directly impacted by fluctuations in these currencies.

(d) The cash flow needs of each of our foreign subsidiaries vary over time. Accordingly, there may be times when a subsidiary is on the receiving side or the lending side of a short-term advance from either us or another of our subsidiaries. These advances, being denominated in currencies other than a particular entity's functional currency, can expose us to fluctuations in exchange rates that can impact both our cash flows and results of operations.

(e) In order to repay debt or take advantage of tax saving opportunities, we may remit cash from our foreign locations to Canada. When this occurs, we are liquidating foreign currency net asset positions and converting them into Canadian or U.S. dollars. Our cash flows and our results of operations are therefore also impacted by these transactions.

We currently have outstanding foreign exchange forward and option contracts to manage and hedge some of our exposures to foreign currencies. The principal currency hedged is the U.S. dollar.

Foreign Currency Risk --- Value-at-Risk Disclosure

We continue to manage foreign currency risk using foreign currency forward contracts, foreign currency swaps, and foreign currency option contracts.

Interest Rate Risk

Our Senior Unsecured Notes bear interest at fixed rates between 5.15% and 6.19% per annum and have various terms between five and twelve years. One quarter of our Senior Unsecured Notes are subject to floating rates as a result of interest rate swap agreements. Fluctuations in interest rates can therefore have a direct impact on both our short-term cash flows and earnings.

Our insurance coverage may not be adequate in all circumstances and there can be no assurance that such coverage will continue to be available at rates and on terms acceptable to the Company.

The Company maintains a global liability insurance policy covering all of its operating units. The program provides coverage for normal operating risks and includes liability coverage to $85 million for isotope liabilities and $88 million for liabilities in other businesses. There is no certainty that the amount of coverage is adequate to protect the Company in all circumstances or that the Company will be able to acquire such insurance on an ongoing basis at rates and on terms that are acceptable to the Company.

The Company maintains a global policy covering property and business interruption risks with a total insured value of $2.1 billion and directors' and officers' insurance having a limit of US$120 million.

Our operations may be subject to review by drug approval authorities and the outcome of any such review could lead to corrective action by the Company.

Although MDS facilities devoted to pharmaceutical development are not directly subject to significant unusual government regulation, customers of the Company are subject to periodic review by drug approval authorities, principally the FDA in the United States. Under the terms of typical CRO contracts, the Company's customers can request that our facilities be subjected to the same levels of review by the authorities. The Company meets Good Laboratory Practices standards for its laboratories and Good Clinical Practices standards for its clinic facilities.

Our clinical laboratories are subject to significant government regulation. In Canada, all laboratories are subject to periodic government inspection and proficiency testing by government agencies. The Company has been subject to such government inspection in all provinces in which it operates. MDS has never been subject to disciplinary or other actions as a result of a failure to meet standards in any area prescribed by regulation.

Our business depends on the continued and uninterrupted performance of our information technology systems.

Our business depends, in part, on the continued and uninterrupted performance of our information technology systems. Sustained system failures or interruptions could disrupt our ability to perform many of the functions that are critical to our businesses, including transportation of our medical isotopes, reporting clinical test results, processing laboratory requisitions, and timely billings. Our business, results of operations and financial condition could be adversely affected by a system failure.

Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautions taken by the Company, unanticipated problems affecting our systems could cause interruption in our information technology systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our information technology systems.

We are subject to a number of risks due to the fact that we carry on business in several countries.

The Company's operations are subject to the risks of carrying on business in several countries in North America, Europe and Asia including, but not limited to, varying economic and political conditions, cultures and business practices, tax rates, possible restrictions on the transfer of funds, employee turnover, labour unrest, longer payment cycles, and the burdens and costs of compliance with a variety of foreign laws. There can be no assurance that these factors will not have an adverse effect on our business, financial condition and results of operations.

We are dependent upon the services of key personnel.

Within our businesses, we depend on the availability of technicians and professionals with knowledge in their fields, especially in our contract research services. Our ability to retain and motivate these staff has a direct bearing on our success in these businesses. The investment required to retain key staff, including ensuring that compensation packages are competitive, could have an impact on the profitability of this business.

Our cost of research could increase in the event certain tax credits were to become unavailable.

Research and development we conduct in Canada, both on our own account and for defined groups of arm's length customers, is eligible for tax credits. Elimination or significant reduction of the tax credits would have a material impact on the cost of our research and development.

Changes in the regulatory environment could adversely affect our business.

Future regulatory changes could impair our ability to offer the products and services we now provide. Such regulatory changes could make the provision of these services too expensive to be attractive to clients or could cause clients to reduce the amount of outsourcing they are prepared to do. We monitor carefully the regulatory environments in all markets in which we operate to ensure that we are prepared for and respond to proposed changes and to influence where possible the adoption of new regulations. There can be no assurance, however, that regulatory changes would not have a material adverse effect on our business, financial condition or results of operation.

Additional Risks Relating to the Life Sciences Segment

Failure to gain FDA acceptance of Study Review could have material adverse effect on the financial results of MDS Pharma Services bioanalytical operations.

During 2004, MDS Pharma Services received written communication from the FDA related to certain generic bioequivalence studies carried out at MDS Pharma Services' facility in Montreal, Quebec.

The communication resulted from inspections of studies carried out by the FDA in 2003 and 2004 and outlined concerns in certain studies about unexpected results in a limited number of study samples, the standard procedures in place at that time to investigate the root cause of the unexpected results and the policies and procedures in place to address such results. To address the FDA's concerns, and in consultation with the FDA, MDS Pharma Services developed and is implementing a comprehensive Quality Improvement Program which includes a review of certain generic bioequivalence studies carried out at the Montreal facility and remains in regular communication with the FDA as to the status of the review. MDS Pharma Services continues to make progress in completing the review and implementing the program. Although MDS Pharma Services believes that good progress is being made, there is no assurance at this time that the results of the review will be satisfactory to the FDA. Failure to gain FDA acceptance could impact our ability to attract and retain work and have a material adverse effect on the financial results of MDS Pharma Services bioanalytical operations.

The terms of MDS Pharma Services' contracts entitle clients to cancellation rights, which, if exercised, could adversely affect the business, financial condition and results of operation of this business.

A majority of the revenue earned by MDS Pharma Services' businesses is under contracts which typically run several months for drug discovery through Phase I clinical trials and as much as several years for Phase III/IV clinical trials. Terms of most contracts entered into by the Company entitle clients to cancellation rights which may be exercised by the client in the event of regulatory delays or if unexpected results are encountered at any stage of the development program. The Company's focus on early stage contract research reduces its exposure to the loss of a large single contract. MDS attempts to mitigate its exposure to revenue loss from contract cancellation by maintaining an order backlog consisting of numerous contracts having smaller individual values. There can be no assurance, however, that the Company will continue to be able to mitigate this risk, in which case the cancellation of contracts could have a material adverse effect on the Company's business, financial condition and results of operation.

We could be subject to claims as a result of product failure in clinical trials testing.

During clinical trials testing, the Company will typically administer pharmaceutical products owned and developed by others to individuals acting as test subjects. Under the terms of the contracts entered into by the Company with the sponsor of the product, the sponsor retains risk related to product failure, including risks related to adverse reactions by test subjects; however, these terms vary among contracts and do not prevent individuals to whom the products have been administered from filing claims against MDS even though MDS may be indemnified in these circumstances. Furthermore, the indemnity obligations established under these contracts are not secured and it is possible that the indemnifying party may not have the financial ability to meet its obligations to MDS in the case of an adverse event.

We could be subject to claims as a result of our administration of clinical trials.

In conducting the tests and other procedures that form a part of the clinical trials process, the Company may be subject to claims related to negligence or misconduct pertaining to the services it performs. These risks may also include the medical malpractice of medical personnel operating Phase I clinical facilities. In addition, the Company could potentially be subject to claims for negligence or misconduct on the part of third-party investigators engaged by the Company on behalf of clients. The Company maintains professional liability insurance coverage against these risks; however, there is no assurance that such coverage will be adequate in the event a claim is successful.

Labour disruptions within the companies which supply our isotopes could have a material adverse effect on our financial results.

MDS is dependent upon its suppliers for its source of isotopes. The majority of our isotope suppliers are unionized. MDS has taken steps to lessen the risk that a labour disruption will cause an interruption in its source of supply of isotopes by establishing co-beneficial back-up arrangements with certain competitors. There can be no assurance, however, that labour disruptions within the Company's isotopes suppliers would not have a material adverse effect on our business, financial condition or results of operation.

We are dependent upon access to nuclear reactors to install or remove cobalt and such access is dependent upon third parties.

MDS purchases Co59 as a commodity. The processed Co59 is inserted into nuclear reactors for periods of 18 to 24 months to convert it to Co60. Access to these nuclear reactors to either install or remove cobalt is determined based on the routine maintenance schedule for the reactor facility. A significant change in a maintenance schedule could have a material impact on the availability of Co60 in any given year. Although the operators of the facilities establish these schedules, we work closely with these suppliers to optimize the timing and availability of cobalt to meet our needs. There can be no assurance, however, that any disruptions to the Company's access to nuclear reactors would not have an adverse effect on our business, financial condition and results of operation.

An interruption in the supply of reactor produced isotopes could have a material adverse effect on our financial results.

To provide greater security for the future supply of molybdenum-99 and other reactor-produced radioisotopes commonly used in nuclear medicine, MDS contracted with AECL for the construction and operation of two special purpose reactors and a processing facility to produce such isotopes.

The MAPLE project is currently five years behind schedule and nearly 200% over the initial budget. The project has encountered significant delays and, to date, AECL has been unable to resolve the technical and regulatory issues to the satisfaction of the CNSC. Although AECL has advised us that they remain confident that in time all technical issues will be resolved and the MAPLE Facilities will receive requisite regulatory approvals, at this time, we do not have sufficient reliable information from AECL to predict with any reasonable degree of accuracy if or when commercial production will commence from the MAPLE Facilities.

In the absence of the MAPLE Facilities, MDS depends upon the NRU reactor operated by AECL in Chalk River for the supply of a majority of our reactor-produced radioisotopes. The NRU reactor has been a reliable source of radioisotopes; however, there is no assurance that the NRU reactor will not experience a planned or unplanned shutdown. Any prolonged planned or unplanned shutdown, until the MAPLE Facilities are operational, would have a material adverse effect on our financial results.

Failure to reach agreement with AECL on financial and other issues related to the MAPLE Project could have a material adverse effect on our financial results.

Certain financial and other issues related to the MAPLE Project are in dispute with AECL and earlier in 2005 we entered into mediation to attempt to settle such issues. Formal mediation proceedings commenced in the fourth quarter of 2005 and the process is ongoing. While progress is being made to resolve the issues, there is no assurance as at the date hereof that such issues will be resolved. Any failure to resolve the issue could lead to lengthy and costly litigation and could have a material adverse effect on our financial results.

Potential changes to the regulation of the export of medical isotopes could cause supply disruptions.

Certain purchased medical isotopes are produced in reactors and are by-products of the decay of the uranium fuel in the reactor. MDS obtains the majority of its uranium from the United States. The U.S. Department of Energy ("DOE") strictly controls exports of high-energy uranium ("HEU"). Delays in obtaining HEU could cause supply disruption for certain isotopes. We work closely with regulators to ensure the risk of such disruption is minimized. Currently the DOE must approve each shipment of HEU. There is political pressure to convert to LEU and this is expected to continue; there is also political support to ensure isotope supply. MDS is actively engaged with investigating the economic and technical feasibility of converting from HEU to LEU. Changing to LEU would require additional capital investment and could impact the profitability of these facilities. MDS is also cognizant of any conversion process that could potentially disrupt reliable medical isotope supply.

We handle radioactive materials and related operating licenses could be subject to cancellation by the CNSC under certain circumstances.

Because we handle materials that are radioactive, we have in place facilities and procedures designed to reduce and eliminate the risk of environmental contamination stemming from the processing of these materials. All Company facilities are government regulated and inspected. Following a 2-day public hearing held on June 30 and August 18, 2005, the CNSC announced its decision to renew the Nuclear Substance Processing Facility Operating Licence for MDS's facility located in Ottawa, Ontario for a period of ten years. The CNSC concluded that MDS is qualified to operate the facility and that it will make adequate provision for the protection of the environment, the health and safety of persons, and the maintenance of national security and measures required to implement international obligations to which Canada has agreed. Failure to obtain future operating licenses could adversely affect our business, financial condition or results of operation.

Our business, financial condition and results of operation could be harmed by cyclical downturns affecting certain of the industries into which we sell our analytical instruments.

Some of the industries and markets into which we sell our products are cyclical. Industry downturns are often characterized by reduced product demand, excess manufacturing capacity and erosion of average selling prices and profits. In the past, significant downturns in our customers' markets and in general economic conditions have resulted in a reduced demand for several of our products and have hurt our business, financial condition and results of operation.

A portion of our business in the Life Sciences segment is carried on through partnerships with third parties.

Essentially all sales by MDS Sciex are made through partnerships with Applied Biosystems and Perkin Elmer. The relationship between MDS and each of these partners has generally been good. The relationships are governed by partnership agreements that define the rights and responsibilities of each party. While each partnership is for a fixed term, both agreements extend automatically in the absence of any notice to terminate the agreements. MDS Sciex focuses primarily on the development and manufacturing of analytical instruments while our partners focus primarily on marketing, sales and service. Failure by either partner to carry out its respective obligations could adversely affect our business, financial condition or results of operation.

Additional Risks Relating to the Health Segment

Our laboratories business is dependent on the continued renewal of our licenses, which is subject to governmental approval.

Licenses under which laboratories operate are for a limited term (generally renewing annually) and their renewal is subject to government approval. In addition, government agencies are empowered to revoke licenses in the event of a failure by an operator to meet regulatory or other professional standards. Traditionally, renewals are automatic in the absence of significant regulatory or disciplinary action. The Company has never lost a license due to non-renewal or direct revocation procedures by regulatory agencies. There can be no assurance, however, that the non-renewal of any licence would not have a material adverse effect on our business, financial condition and results of operation.

The Company may be subject to claims as a result of errors and omissions related to the services it performs.

To conduct diagnostic tests, patient samples must be drawn and later analyzed by employees of the Company. The Company may be subject to claims as a result of errors and omissions related to the services it performs, and the risk of medical malpractice by laboratory personnel and pathologists. The Company maintains professional liability insurance against these risks but there is no assurance that the level of insurance will be adequate to fully protect the Company.

Change in government reimbursement policies may adversely affect the results of our business in this segment.

MDS expects that changes in government reimbursement policies will remain a risk factor for healthcare businesses for the foreseeable future. For those provinces that continue to utilize a fee-for-service reimbursement model, migration towards lump-sum funding or capitation systems may serve to limit growth or even reduce revenue levels. However, such initiatives could also be expected to protect the market share of existing service providers.

To address these risks, MDS is continuing to invest in research and development focused on new, cost-saving technologies, including automation of routine, mechanical functions. More efficient methods of service delivery including improved laboratory management techniques, centralization of high volume testing currently performed in smaller on-site laboratories, and various supply chain management techniques are all dedicated to the reduction of cost and the elimination of waste within the systems.

MDS remains active with industry groups and as a member of advisory panels to governments and other agencies. Through negotiation with healthcare authorities, MDS and industry organizations have been able to reach settlements and retroactive reimbursements for testing volumes that exceeded stated funding levels. While there can be no assurance that such settlements will be achieved in the future, management believes that negotiations with funding providers can lead to resolution of these issues. In addition, MDS is committed to ongoing involvement and believes that this participation in the policy-setting process enables the Company to be aware of proposed policy changes and to respond properly based on the direction in which such changes may proceed. There can be no assurance, however, that any new cost containment initiatives would not have a material adverse effect on our business, financial condition and results of operation.

3.8.2 Legal Proceedings

From time to time during the normal course of business, the Company becomes party to legal proceedings. At the present time, the Company is not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to the Company and its subsidiaries on a consolidated basis.

3.8.3 Interest of Management and Others in Material Transactions

No director or executive officer of MDS nor any associate or affiliate of any of the foregoing, and, to the knowledge of the directors and executive officers of MDS, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of our Common Shares or any of such person or company's associates or affiliates, has had an interest in any material transaction entered into by the Company since November 1, 2002.

3.8.4 Transfer Agent and Registrar

The transfer agent of the Company is CIBC Mellon Trust Company, Toronto, Canada.

3.8.5 Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect:

(a) The Note Purchase Agreement governing our Senior Unsecured Notes issued on December 18, 2002. The Senior Unsecured Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years.

(b) A $500 million, five-year committed, revolving credit facility provided on July 14, 2005.

The terms of our Senior Unsecured Notes and credit facility are typical for debt instruments of this nature (see 3.8.1. "Risk Factors").

3.8.6 Experts

The 2005 Financial Statements have been audited by Ernst & Young LLP, Box 251, 222 Bay Street, Toronto, Ontario, M5K 1J7. During fiscal 2005, MDS's Audit Committee obtained written confirmation from Ernst & Young LLP confirming that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Summary Annual Information (Year to October 31)
(amounts in millions except per share amounts)	2005	2004	2003
		(restated)	(restated)
Consolidated Statements of Income

Revenues	$1,489	$1,479	$1,388
Operating income	76	137	186
Income from continued operations	42	63	82
Net income	31	51	48
Earnings per share - basic	$0.22	$0.36	$0.34
Earnings per share - diluted	$0.22	$0.36	$0.34

Consolidated Statements of Financial Position

Capital employed	$1,648	$1,631	$1,717
Total assets	2,680	2,637	2,565
Long-term debt	468	485	542
Total shareholders' equity	1,425	1,421	1,426
Weighted average shares outstanding	142	142	141
Long-term debt/shareholders' equity	33%	34%	38%
Current ratio	1.6	1.9	1.9

Consolidated Statements of Cash Flows

Cash from continuing operating activities	$145	$182	$269
Capital assets purchased	(133)	(108)	(117)
Divestitures (net of acquisitions)	4	25	23
Net issue (repayment) of long-term debt	(1)	(2)	22

4.2 Dividends

The declaration of dividends is at the discretion of the board of directors. In addition, the Company is subject to certain covenants in the Senior Unsecured Notes and in its credit facility that could restrict its ability to declare and pay dividends.

In the past three fiscal years, dividends have been declared payable in April and October. In the past three years, MDS has paid the following cash dividends:

Fiscal Year	Aggregate Dividend Amount per Common Share
2003	$0.1000
2004	$0.0825
2005	$0.1300

Effective for the October 2004 dividend, the Company adopted a policy of paying quarterly dividends. Pursuant to the policy, dividends, when declared, are to be paid in January, April, July and October.

4.3 Capital Structure

MDS uses a combination of equity and long-term debt to finance its business. The Company has one class of Common Shares authorized and outstanding. As at October 31, 2005, there were 142,099,362 Common Shares outstanding.

The Common Shares entitle the holder thereof to receive notice of, to attend and to vote at all meetings of holders of Common Shares. Each Common Share entitles the holder thereof to one vote per share and to share rateably in the assets of the Company on liquidation or dissolution.

The Company's share capital has been restructured or converted several times from Common Shares in 1973 to Class A Common and Class B Non-Voting in 1980 and back to Common in March of 2000. Under the terms of the 2000 conversion, each Class A share was converted into 1.05 Common Shares and each Class B non-voting share was converted into 1 Common Share.

The Company's shares have been split on a two-for-one basis four times, on the following dates: September 26, 1980, July 13, 1983; March 15, 1990; and, November 15, 1996. In addition, on September 14, 2000, the Directors of the Company declared a one-for-one share dividend paid on October 10, 2000 to shareholders of record on September 26, 2000. This share dividend had the same effect as a two-for-one stock split.

MDS has a normal course issuer bid in place. During fiscal 2004, the Company repurchased 857,000 Common Shares for cancellation at an average price of $19.84 under the terms of this bid. During fiscal 2005, the Company repurchased 799,000 Common Shares for cancellation at an average price of $16.67 under the terms of this bid.

The Company has issued Senior Unsecured Notes Payable totalling US$311 million, has secured financing for the MAPLE Facilities construction project in the form of a non-interest bearing government loan, and has various other forms of long-term credit, mostly associated with the purchase of specific assets. At October 31, 2005, the Canadian dollar value of all of the Company's outstanding debt was $468 million. In addition, the Company has available $500 million of undrawn committed term credit facilities.

4.3.1 Ratings

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.

A credit rating is not recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A credit rating does not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

The Senior Unsecured Notes of the Company have been rated BBB by the Dominion Bond Rating Services ("DBRS") on April 14, 2005 with a negative trend which, according to DBRS, is principally due to the delayed activation of the MAPLE reactors. The BBB rating assigned is in the middle of eight rating categories and indicates adequate credit quality. Entities with such rating typically exemplify acceptable protection of interest and principal on the outstanding debt.

5. MANAGEMENT'S DISCUSSION AND ANALYSIS

Please refer to the disclosure contained on pages 1 to 23 of the 2005 Annual Report under the heading "Management Discussion and Analysis" which is incorporated by reference into this AIF.

6. MARKET FOR SECURITIES

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (symbol - MDS) and the New York Stock Exchange (symbol - MDZ). The following table sets forth the price ranges and volume of Common Shares traded on the Toronto Stock Exchange for each month of fiscal 2005.

Month	Volume (Total Month)	High Price	Low Price
November 2004	5,493,700	$20.00	$19.40
December 2004	12,127,900	$19.54	$16.88
January 2005	19,277,000	$16.70	$15.39
February 2005	11,405,500	$16.99	$16.10
March 2005	18,701,400	$17.57	$16.15
April 2005	7,735,900	$17.97	$16.58
May 2005	5,600,400	$18.09	$17.46
June 2005	14,733,000	$18.68	$17.45
July 2005	9,170,200	$20.45	$18.40
August 2005	5,330,500	$19.95	$18.92
September 2005	14,294,800	$21.65	$19.85
October 2005	6,580,700	$20.90	$19.00

Other than the Common Shares, no other class of securities of the Company is traded or quoted on any exchange or market.

7. DIRECTORS AND OFFICERS

7.1 Directors

Each director of the Company is elected to serve until the next annual meeting of the Company or until his or her successor is elected or appointed. The disclosure under the heading "Election of Directors" in the Company's Management Proxy Circular dated December 30, 2005 contains information about each director of the Company and is incorporated herein by reference.

7.2 Executive Officers

The Company's Executive Management team currently comprises the following individuals:

Executive Officer Name	Position with MDS	Province or State and Country of Residence
Andrew W. Boorn	President MDS Sciex	Ontario, Canada
Stephen P. DeFalco	President and Chief Executive Officer (CEO)	Ontario, Canada
James A. H. Garner	Executive Vice-President (EVP) and Chief Financial Officer (CFO)	Ontario, Canada
Tom Gernon	Chief Information Officer	Ontario, Canada
Gilbert Godin	President MDS Pharma Services	Pennsylvania, U.S.A.
Trevor Hawkins	Chief Science and Technology Officer	Ontario, Canada
Ken Horton	Executive Vice-President, Corporate Development and General Counsel	Ontario, Canada
James M. Reid	Executive Vice-President, Organization Dynamics	Ontario, Canada
Hans K. Thunem	Interim President MDS Diagnostics Services	Ontario, Canada
Steve West	President MDS Nordion	Ontario, Canada

John A. Rogers served as the President and Chief Executive Officer of the Company during a portion of the 2005 fiscal year. Mr. Rogers stepped down from that position on June 30, 2005 and stepped down as a director on October 31, 2005. In addition, John A. Morrison served as Group President & CEO, Healthcare Provider Markets during the 2005 fiscal year until leaving that position on June 30, 2005. Mr. Morrison retired from MDS on December 31, 2005.

Andrew W. Boorn, Gilbert Godin, James M. Reid and Steve West have held their present positions or other senior positions with MDS Inc. or its subsidiaries during the past five years. The executive officers listed below have not reached five years with MDS and therefore their previous occupations are as follows:

a) Stephen DeFalco joined MDS in 2005 and was previously Chairman and CEO of U.S. Genomics and prior to that role serviced as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc.

b) James A.H. Garner joined MDS in 2003 and was previously CFO of Draxis Health Inc.

c) Tom Gernon joined MDS in 2005, was previously Chief Operating Officer of D2Hawkeye Inc., a healthcare software development company and held CIO positions at both PerkinElmer Inc. and J.P. Morgan Invest.

d) Trevor Hawkins joined MDS in 2005 and was previously President of the Molecular Diagnostics business unit at GE Healthcare, and held the position of Senior Vice-President of Development and New Business Initiatives at Amersham Biosciences.

e) Ken Horton joined MDS in December 2005 and was previously Vice President, Acquisitions, Ventures and General Counsel for the Analytical Sciences business unit at PerkinElmer, Inc.

f) Hans K. Thunem joined MDS in 2002 and was previously Vice-President, North American Operations, Nortel Networks Corporation.

To the knowledge of MDS, the directors and executive officers of MDS, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 217,350 of MDS's Common Shares representing 0.15% of MDS's issued and outstanding Common Shares.

7.3 Additional Disclosure for Directors and Executive Officers

To the knowledge of MDS, no director or executive officer of MDS (a) is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (iii) within a year of that period ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the last ten years, become bankrupt, made a proposal under any bankruptcy or insolvency legislation or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver or manager or trustee appointed to hold his or her assets, or (c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority except for the following:

(i) Mr. Clarence Chandran, a director of MDS (who is not standing for re-election as a director) is a director of Novelis Inc. which became subject to a management cease trade order for failure to file its 2005 third quarter financial results by the requisite deadline. This final order will remain in effect until two full business days following the receipt by the Ontario Securities Commission of all filings required to be made by Novelis Inc. pursuant to Ontario securities law. In addition, Mr. Chandran was an executive officer of Nortel Networks Corporation which was subject to a cease trade order issued on May 17, 2004 as a result of Nortel's failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mr. Chandran is no longer an executive officer of Nortel Networks Corporation.

(ii) Mr. James A. H. Garner, EVP and CFO of MDS, and Mr. Trevor Hawkins, Chief Science and Technology Officer of MDS, were directors of Protana Inc. (formerly MDS Proteomics Inc.), a private company. Protana Inc. made an application under the Bankruptcy and Insolvency Act (Canada) in November 2005 for the appointment of an interim receiver and the approval of the sale of certain assets to Transition Therapeutics Inc. The sale was completed and Protana Inc. is no longer carrying on business.

(iii) Mr. Robert Luba, a director of MDS was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

8. AUDIT COMMITTEE INFORMATION

8.1. Composition of the Audit Committee

The Audit Committee of MDS is composed of the following four members:
William A. Etherington, Robert W. Luba (Chair), James S.A. MacDonald, and Kathleen M. O'Neill. The responsibilities and duties of the Committee are set out in the Committee's charter, the text of which is set forth in Appendix I to this AIF.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, the Board has determined that each of Robert W. Luba and Kathleen M. O'Neill is an "Audit Committee Financial Expert" as such term is defined under United States securities laws. The Board has made these determinations based on the education and breath and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Mr. William A. Etherington holds an Honorary Doctor of Laws and a Bachelor in Electrical Engineering Science from the University of Western Ontario. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. He is the former Senior Vice President & Group Executive, Sales & Distribution of the IBM Corporation, and Chairman, President & CEO, of the IBM World Trade Corporation. Mr. Etherington is a director of Celestica Inc. and Dofasco Inc.

Mr. Robert W. Luba holds a MBA from the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario. He is President of Luba Financial Inc., an investment company in Toronto, Ontario and was formerly the President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited. Mr. Luba is a director of Vincor International Inc., AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund and KPC Income Fund.

Mr. James S.A. MacDonald has a MBA from Northwestern University and has been the Chairman and Managing partner of Enterprise Capital Management Inc. (an Investment management company) for the last five years. Mr. MacDonald is also Chairman of VCF Inc., a director of Capitol Energy Resources Ltd., Rogers Sugar Inc. (and a trustee of Rogers Sugar Income Fund) and Superior Plus Inc.

Ms. Kathleen O'Neill has a Bachelor of Commerce from the University of Toronto, is a Fellow of the Institute of Chartered Accountants of Ontario, and was recently accredited through the Institute of Corporate Directors/Rotman School of Business' Directors Education Program.
Ms. O'Neill was an Executive Vice-President with BMO Bank of Montreal and prior to that experience was a partner at PricewaterhouseCoopers, in the Corporate Taxation Practice.
Ms. O'Neill is a member of the Board of Directors of TSX Group Inc., Hydro One Inc. and the Canadian Chamber of Commerce where she chairs its Healthcare Task Force.

8.2 Auditor Service Fees

The fees billed by MDS's external auditors, Ernst & Young LLP, for all services performed by the auditors for the years ended October 31, 2005 and October 31, 2004 are set out below.

	2005	2004
Audit fees	$ 1,984,000	$ 1,819,000
Audit-related fees	392,000	429,000
Tax fees	310,000	704,000
All other fees	Nil	Nil
Total	$2,686,000	$2,952,000

Audit Fees - An audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on pension plans established for the benefit of MDS employees.

Audit-Related Fees - An audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice, systems and internal controls reviews associated with our Common Business Systems implementation, planning work associated with our Sarbanes-Oxley compliance program, and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction date balance sheets and similar services.

Tax Fees - A tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, assistance in dealing with tax audits, and in prior years, personal tax assistance provided to participants in the Company's expatriate tax program. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

8.3 Pre-approval policies and Procedures

The Audit Committee has adopted a policy for the pre-approval of engagements for services of its external auditors.

The Audit committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

              Audit and audit-related services - these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.
              Pre-approved list of non-audit services - non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.
              Other proposed services - all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

9. ADDITIONAL INFORMATION

Additional information about MDS is available on the Company's web site at www.mdsintl.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange web site at www.sec.gov.

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Management Proxy Circular dated as of December 30, 2005 prepared in connection with the Company's Annual and Special Meeting of Shareholders to be held in March 2006.

Additional financial information is provided in the 2005 Financial Statements and the 2005 MD&A, each included in the 2005 Annual Report of MDS for its fiscal year ended October 31, 2005.

Copies of this AIF, as well as copies of the 2005 Annual Report of MDS for the year ended October 31, 2005 and the Management Proxy Circular dated December 30, 2005 may be obtained from:

Peter Brent SVP Legal & Corporate Secretary, MDS Inc. Telephone: 416-213-4082 Fax: 416-213-4222 Email: peter.brent@mdsinc.com	100 International Blvd. Toronto, Ontario, M9W 6J6 Canada

APPENDIX I

MDS INC.

AUDIT COMMITTEE CHARTER

Purpose

The primary function of the audit committee (the "Audit Committee") of the board of directors (the "Board") of MDS Inc. (the "Corporation") is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, the audit process and the processes for identifying, evaluating and managing the company's principal risks impacting financial reporting.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices.

Approval of Charter

This Audit Committee charter requires approval by the Board.

Future changes to this charter require approval by the Board based on the recommendation of the Audit Committee.

Structure and Composition

The Audit Committee shall consist of no fewer than three members from among the Board.

  Each member of the Audit Committee shall: (i) be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee; and (ii) meet the independence and experience requirements of all applicable corporate, exchange and securities statutes, rules and regulations in Canada and the United States (the "Regulations").

All members of the Audit Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements.

At least one member of the Audit Committee shall be an "audit committee financial expert" as such term is defined by the Regulations. The Board shall make determinations as to whether any particular member of the Audit Committee satisfies this requirement.

The members of the Audit Committee shall be appointed by the Board annually on the recommendations of the Nominating and Corporate Governance Committee or until successors are duly appointed.

The Board shall normally designate the Chair of the Audit Committee. In the event that a Board designation is not made, the members of the Audit Committee shall elect a Chair by majority vote of the full Audit Committee.

In the event that the Chair of the Audit Committee does not attend a meeting of the Audit Committee, the members of the Audit Committee shall elect a temporary Chair for such meeting by majority vote of the members in attendance at the meeting.

Once appointed, Audit Committee members shall cease to be a member of the Audit Committee only upon:

(i) resignation from the Board,

(ii) death,

(iii) disability, as determined by an independent physician retained by the Board; or

(iv) not being re-appointed pursuant to the annual appointment process described above.

Except as otherwise determined by the Board in any particular circumstance, members of the Audit Committee shall not simultaneously serve on the audit committees of more than three public companies.

Meetings

The Audit Committee shall meet at least quarterly and more frequently as circumstances dictate.

A majority of Audit Committee members is required for meeting quorum.

The Audit Committee shall meet separately on a regular basis with management and the independent auditor in separate committee sessions.

The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet or provide consultations to the Audit Committee or any member thereof.

The CEO, CFO, VP, Finance and Corporate Secretary of the Corporation and representatives of the independent auditors shall normally attend meetings of the Audit Committee. Others may also attend meetings as the Audit Committee may request.

Notice of all meetings of the Audit Committee shall be sent to the Auditors as well as Audit Committee members.

Resolutions

Resolutions of the Audit Committee shall require approval by a simple majority of members voting on such resolution.

Responsibilities and Duties

i) Minutes and Reporting to the Board

The Audit Committee shall prepare written minutes of all of its meetings. In addition, the Chair of the Committee or designate shall report to the Board of Directors after each meeting the significant matters addressed by the Committee at such meeting and a copy of the minutes shall be made available to all members of the Board.

ii) Independent Auditor

With respect to the Corporation's independent auditor the Audit Committee shall:

  have the sole authority to recommend to the Board the appointment or replacement of the independent auditor (subject, if applicable, to shareholder approval)
  be directly responsible for establishing the compensation of the independent auditor have the independent auditor report directly to the Audit Committee determine the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results meet with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit approve the selection of the senior audit partners having primary responsibility for the audit provide for the periodic rotation of the senior audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law at least on an annual basis, evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit obtain and review a report from the independent auditor at least annually regarding: (i) the independent auditor's internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (iii) any steps taken to deal with any issues, and (iv) all relationships between the independent auditor and the Corporation obtain confirmation from management that the Corporation has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Corporation for the immediately previous 12 month period pre-approve all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation by its independent auditor.

(iii) Reporting to Board

The Audit Committee shall make regular reports to the Board, but not less frequently than quarterly.

iv) Financial Reporting

With respect to the Corporation's reporting of unaudited quarterly financial results, the Audit Committee shall:

    Prior to their public release and filing with securities regulatory agencies, review and discuss with management and the independent auditor the:
    press release
    consolidated financial statements and notes thereto
    management's discussion and analysis
    results of any independent auditor's review requested/approved by the committee.
  Review the Corporation's unaudited quarterly financial results including:
    any significant judgments (e.g., estimates and reserves) made in the preparation of financial statements any significant disagreements among management and the independent auditors in connection with the preparation of financial statements the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy if the Corporation's internal controls and any special steps adopted in light of material control deficiencies the Corporation's use of "pro forma" or "adjusted" non-GAAP information the Corporation's use of forward-looking financial guidance critical accounting policies and practices

    review of alternative treatments of financial information in all cases, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor any written communications between the independent auditor and management (e.g. management letters, schedule of unadjusted differences)
    the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements management certifications of reports filed by the Corporation pursuant to the Regulations integrity of the Corporation's financial reporting processes any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting policies

  Approve the unaudited quarterly financial statements of the Corporation

v) Year-End Audit

With respect to the Corporation's annual audit, the Audit Committee shall:

  Prior to their public release and filing with securities regulatory agencies, review and discuss with management and the independent auditor the:

    financial statements and notes thereto for consolidated and separate entities management's discussion and analysis

    results of the independent auditor's audit

  The review of the Corporation's audited financial results, shall include:

    all matters described above with respect to unaudited quarterly financial results results of the independent auditor's audit
    discussions with the independent auditors on the matters required to be discussed by Statement on Auditing Standards No. 61, including significant adjustments, management judgments and accounting estimates, significant new accounting policies, any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management a verbal and/or written report, as appropriate, from the independent auditors describing (i) all critical accounting policies and practices to be used, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors and (iii) other material communications between the independent auditors and management, such as the annual management letter or schedule of unadjusted differences
  Recommend to the Board whether the audited consolidated financial statements of the Corporation should be approved by the Board

vi) Annual Proxy Statement and Regulatory Filings

The Audit Committee shall:

  issue any reports required of the Audit Committee to be included in the Corporation's annual proxy statement.
  review and recommend to the Board the approval of all material documents filed with securities regulatory agencies including:

    Consolidated Year-end Financial Statements

    Annual Information Form

    Prospectuses

vii) Related Party Transactions and Off-Balance Sheet Structure

The Audit Committee shall:

  review all related-party transactions including those between the Corporation and its officers or directors and, if deemed appropriate, recommend approval of any particular transaction to the Board.
  Review all material off-balance sheet structures which the Corporation is a party to.

viii) Internal Controls, Risk Management and Legal Matters

The Audit Committee shall:

  consider the effectiveness of the Corporation's internal controls over financial reporting and related information technology security and control including the process to communicate such controls and roles and responsibilities.
  discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies including the use of derivative financial instruments. Areas to be considered in this respect include:

    insurance coverage

    foreign currency exposure

    interest rate exposure

  review with management, and if necessary, the Corporation's counsel, any legal matter which could reasonably be expected to have a material impact on the Corporation's financial statements or accounting policies.

ix) Capital Structure, Investment and Cash Management Policies, Disclosure Policy

The Audit Committee shall:

  review and approve any changes to the Corporation's capital structure.

  review and approve the Corporation's investment and cash management policy.

  review and approve the Corporation's disclosure policy.

x) "Whistle Blower" and Related Procedures

  The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential and/or anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. The identity of any person making a submission on a confidential basis shall be revealed, at a minimum, to the Chair of the Audit Committee. The identity of any such person, however, will otherwise be treated as confidential. The Committee shall also be provided with such evidence as it requests to confirm that no disciplinary action has been taken against such person.
  Management shall report to the Audit Committee on a timely basis all discovered incidents of fraud within the Corporation, regardless of monetary value.

xi) Review of Charter and Self Assessment

The Audit Committee shall:

  review and reassess annually the adequacy of this Charter.

  review annually the Audit Committee's own performance.

xii) Corporate Knowledge and Other Activities

The Audit Committee shall:

  strive to expand continually its knowledge of the Corporation's activities.
  carry out such other activities consistent with this Charter, the Corporation's by-laws and governing law, that the Audit Committee or the Board deem necessary or appropriate.

Other Advisors

The Audit Committee shall have the authority to retain independent legal, accounting or other advisors including consulting with the national office of the independent auditor. The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

Limitations on Committee's Duties

While the Audit Committee has the responsibilities and power set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of either management and/or the independent auditor.

In discharging its duties, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter, including designating any member of the Committee as an "audit committee financial expert" is intended, or should be determined to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

The essence of the Committee's responsibilities is to monitor and review the activities described in this Charter to gain reasonable assurance (but not to ensure) that such activities are being conducted properly and effectively by the Corporation.

APPENDIX II

DEFINITIONS

Acronyms:
CRC

A Clinical Research Centre is a unit that manages patient studies from partnered sites within a defined investigator or patient-provider location. For example, a hospital having access to a group of patients having particular conditions on which trials are being conducted may serve as a CRC.

CRO	A Contract Research Organization is a company that conducts research on behalf of a pharmaceutical or biotechnology company.
FDA	Food and Drug Administration - The U.S. regulatory agency charged with maintaining the safety of food, drugs, and cosmetics.
GCP and GLP

Good Clinical Practices and Good Laboratory Practices are standards for the conduct of clinical trials (including laboratory studies) the data from which are expected to be submitted to a regulatory agency such as the HPB or FDA. In the case of GLP these practices are defined by regulation. GCP have arisen from general accepted clinical practices within the industry.

LC/MS	A form of analytical instrument that combines liquid chromatography with mass spectrometry
MALDI	A form of mass spectrometer that uses matrix-assisted laser desorption/ionization technology to give a more detailed measure of the molecular mass of a sample.
NCE	A New Chemical Entity is a chemical compound being studied for possible use as a drug. Compounds are generally referred to as NCEs until a NDA is filed.
NDA	A New Drug Application is submitted to the FDA reporting the results of clinical trials and must be approved by the FDA before marketing can begin.
TOF	A form of mass spectrometry that uses differences in the transit times of molecules through a know distance to determine their molecular weight.

Technical Terms:
Assay	Analysis of biological fluids or structure to determine how much or how little drug has been absorbed into the fluid or structure.
Bioanalytical	Methods for determining the concentration of drugs in biological samples such as blood.
Bioequivalence	The study of different formulations of the same drug to determine if the metabolic effects are equivalent.
Biomarker	A distinctive biochemical or physiological indicator of a biological process or event.
Biopharmaceuticals	Pharmaceutical products (drugs) developed using biotechnology instead of chemical synthesis.
Biotechnology	The scientific manipulation of living organisms, especially at the molecular genetic level, to produce useful products.
Clinical Trials

Broadly, the regulated process by which new drugs proceed after discovery through to acceptance for marketing to patients. The term most correctly refers to the period during which new compounds are tested in human subjects and encompasses the following broad phases:

Phase I	Segment of clinical trials research allocated to assessing the safety, tolerance, and pharmacokinetics of a NCE generally using otherwise healthy study subjects.
Phase II	Segment of clinical trials research allocated to assessing the safety and efficacy of a NCE in selected disease states using patients having the condition.
Phase III

Segment of clinical trials research allocated to assessing the safety and efficacy of a NCE often in comparison with standard therapies, conducted in an expanded, multi-centre manner using patients having the condition.

Phase IV	Follow-on clinical studies completed after the FDA has approved the NCE for marketing.
Cobalt-60	A radioactive isotope of cobalt containing one additional neutron (electrically neutral particle) compared to cobalt in its natural state.
Cyclotron	A form of particle accelerator that can be used to produce radioisotopes.
Decay	A spontaneous radioactive process by which the number of radioactive atoms in a material decreases over time resulting in the release of a defined amount of radiant energy.
E. coli

A member of the family of microorganisms called coliforms. Many strains of E. coli live peacefully in the gut; however, one strain (E. coli 0157:H7) has been identified as the cause of a specific form of gastroenteritis characterized by abdominal cramps and bloody diarrhea, leading to kidney failure and sometimes death.

Efficacy	Capacity for producing a desired result or effect.
Electron (or E) Beam	A type of particle accelerator that creates a stream of high-energy electrons.
Gamma Radiation	Very high-energy electromagnetic radiation that is released from the decay of radioactive sources.
Genome	The entire genetic information present in a particular organism.
Genomics	The study of the organization, structure and function of the genome
Half-life	The time required for radioisotopes to decay to one-half the level of radioactivity originally present.
Ionization	The process by which neutral atoms become electrically charged by the loss of one or more electrons (electrically negative particles).
Investigator	The individual from a clinic site who is ultimately in charge of a study, typically a physician.
Irradiation	The process of exposing product to gamma radiation, or X-rays, or electrons under controlled conditions.
Isotope

A form of an element having the same number of protons (electrically positive particles) but a different number of neutrons from its ordinary state. Most elements exist in more than one isotopic form and most isotopes are stable (unchanging). Isotopes are typically identified by an element name followed by a number. (e.g., Molybdenum 99)

Liquid Chromatography

A separation technique in which the sample is injected into a liquid stream pumped at high pressure through a column packed with materials which absorb the components of the sample to varying extents, such that over the length of the column the components of the sample become separated and are detected sequentially by the mass spectrometer.

Mass Spectrometry	The science that measures the masses and relative concentrations of atoms and molecules to determine the make-up of the substance.
Molybdenum 99	The most common isotope used for medical purposes. It is processed into technetium-99m for these purposes.
Particle Accelerator	A machine that increases the kinetic energy of electrons or protons by accelerating them through electric fields.
Pharmacology	The study of drugs and their origins, nature, properties, and effects on living organisms.
Pre-clinical Studies	Designates those studies generally completed prior to human clinical trials.
Proteomics	The study of protein location, interaction, structure and function that aims to identify and characterize the proteins present in normal versus diseased states in biological samples.
Radioisotopes

An isotope that is unstable and returns to a stable state through the release of energy in a process called decay. MDS processes and distributes radioisotopes for use in medical applications and for sterilization processing.

Radiopharmaceuticals

A specially designed pharmaceutical having as part of its ingredients a minute amount of a radioisotope. After injection or ingestion, the radiopharmaceutical is designed to collect in specific organs or types of cells such as tumour cells.

Synthesis	The process of creating a molecule through chemical reaction.
Target	The cells, tissues or structures that a drug is intended to interact with as part of its pharmacological effect.
Toxicology (also called Safety Pharmacology)	The study of a chemical compound to determine the levels at which death occurs.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of MDS Inc. ("the Company") and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and the United States using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in notes 1 and 28 to the consolidated financial statements.

Management is responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors has appointed an Audit Committee consisting of four outside directors. The Committee meets regularly to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval. The financial information throughout this annual report is consistent with the information presented in the consolidated financial statements.

These consolidated financial statements have been audited by Ernst & Young LLP, who have been appointed as the auditors of the Company by the shareholders.

Stephen P. DeFalco President and Chief Executive Office	Jim A.H. Garner Executive Vice-President and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. as at October 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for asset retirement obligations, variable interest entities, and non-monetary transactions as described in note 1.
Toronto, Canada, December 14, 2005

Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 (millions of Canadian dollars)	2005	2004 (Restated Notes 16 and 27)
ASSETS
Current
Cash and cash equivalents	$265	$296
Accounts receivable	278	278
Unbilled revenue	115	83
Inventories (note 5)	163	160
Income taxes recoverable	3	1
Current portion of future tax assets (notes 2 and 15)	19	14
Prepaid expenses and other	21	23
Assets held for sale (note 16)	114	51
	978	906

Capital assets (note 6)	841	785
Future tax assets (notes 2 and 15)	118	123
Long-term investments and other (note 7)	159	159
Goodwill (note 8)	541	548
Other intangible assets (note 8)	43	55
Assets held for sale (note 16)	-	61
	$2,680	$2,637
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$353	$294
Deferred revenue	119	101
Income taxes payable	28	33
Current portion of unrealized benefit of future tax asset (note 2)	16	14
Current portion of long-term debt (note 9)	13	6
Liabilities related to assets held for sale (note 16)	50	27
	579	475

Long-term debt (note 9)	455	479
Deferred revenue (note 10)	26	41
Unrealized benefit of future tax asset (note 2)	64	82
Other long-term obligations	42	48
Future tax liabilities (note 15)	69	58
Minority interest (notes 2 and 3)	20	21
Liabilities related to assets held for sale (note 16)	-	12
	1,255	1,216
(Commitments and contingencies - notes 23 and 24)
Shareholders' equity
Share capital (notes 11 and 19)	847	833
Retained earnings	604	600
Cumulative translation adjustment (note 26 and 27)	(26)	(12)
	1,425	1,421
	$2,680	$2,637

Incorporated under the Canada Business Corporations Act

See accompanying notes

On behalf of the Board:

John T. Mayberry, Director	Robert W. Luba, Director

CONSOLIDATED STATEMENTS OF INCOME
Years ended October 31 (millions of Canadian dollars except per share amounts)	2005	2004 (Restated Notes 16 and 27)	2003 (Restated Notes 16 and 27)
Net Revenues	$1,489	$1,479	$1,388
Cost of revenues	(912)	(886)	(776)
Selling, general and administration	(307)	(267)	(260)
Research and development (note 12)	(31)	(38)	(47)
Depreciation and amortization	(69)	(65)	(68)
Restructuring charges (note 13)	(72)	(13)	(28)
Other income (expense) (note 14)	(17)	(74)	(26)
Equity earnings (loss) (note 7)	(5)	1	3
Operating income	76	137	186

Interest expense	(21)	(23)	(28)
Dividend and interest income	12	8	9
Income from continuing operations before income taxes and minority interest	67	122	167

Income taxes (note 15)
- current	(21)	(57)	(48)
- future	4	-	(32)
Minority interest - net of tax	(8)	(2)	(5)
Income from continuing operations	42	63	82

Loss from discontinued operations - net of tax (note 16)	(11)	(12)	(34)
Net income	$31	$51	$48

Basic and diluted earnings (loss) per share (note 17) - from continuing operations	$0.30	$0.44	$0.58
- from discontinued operations	(0.08)	(0.08)	(0.24)
Basic and diluted earnings per share	$0.22	$0.36	$0.34

See accompanying notes

Consolidated Statements of Retained Earnings
Years ended October 31 (millions of Canadian dollars)	2005	2004 (Restated Notes 16 and 27)	2003 (Restated Notes 16 and 27)
Retained earnings, beginning of year	$600	$572	$543
Net income	31	51	48
Repurchase of Common shares (note 11)	(8)	(11)	(5)
Dividends	(19)	(12)	(14)
Retained earnings, end of year	$604	$600	$572

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (millions of Canadian dollars)	2005	2004 (Restated Notes 16 and 27)	2003 (Restated Notes 16 and 27)
Operating activities
Net income	$31	$51	$48
Add back net loss from discontinued operations	(11)	(12)	(34)
Net income from continuing operations	42	63	82
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations (note 21)
Items not affecting current cash flow	91	123	183
Changes in non-cash working capital balances	12	(4)	4
Cash provided by continuing operations	145	182	269
Cash provided by (used in) discontinued operations	16	(4)	(23)
	161	178	246
Investing activities
Acquisitions (note 4)	(7)	(12)	(8)
Acquisition of tax assets (note 2)	-	(19)	-
Effect of deconsolidating MDS Proteomics (note 3)	-	(18)	-
Purchase of capital assets	(133)	(108)	(117)
Purchase of technology license (note 3)	(1)	(5)	-
Proceeds on sale of discontinued operations	11	35	-
Proceeds on sale of businesses and investments	-	2	31
Purchase of long-term investments and other	-	-	(48)
Increase in deferred development charges	(18)	-	(7)
Other	(5)	(1)	-
Cash used in investing activities of continuing operations	(153)	(126)	(149)
Cash used in investing activities of discontinued operations	(5)	(1)	(3)
	(158)	(127)	(152)
Financing activities
Issuance of long-term debt	-	-	563
Repayment of long-term debt	(1)	(2)	(541)
Increase (decrease) in deferred income and other long-term obligations	(5)	14	(7)
Payment of cash dividends	(14)	(9)	(10)
Issuance of shares	11	18	8
Repurchase of Common shares	(13)	(17)	(7)
Distributions to minority interest	(11)	(11)	(11)
Cash used in financing activities of continuing operations	(33)	(7)	(5)
Cash used in financing activities of discontinued operations	-	(2)	-
	(33)	(9)	(5)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(6)	(13)
Increase (decrease) in cash position during the year	(31)	36	76
Cash and cash equivalents, beginning of year	296	260	184
Cash and cash equivalents, end of year	$265	$296	$260

See accompanying notes
Cash interest paid	$23	$24	$15
Cash income taxes paid	$22	$12	$24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars except where noted)

  Accounting Policies

Basis of presentation

The accounting policies of MDS Inc. (MDS or the Company) are in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These policies are consistent with accounting principles generally accepted in the United States (US GAAP) in all material respects except as outlined in note 28. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As described in notes 4 and 16, the Company has approved plans to discontinue certain businesses and to significantly restructure other operations. These plans require estimates to be made of the recoverability of the carrying value of certain assets based on their capacity to generate future cash flows, contract termination costs and other exit costs. Because restructuring activities are complex processes that can take several months to complete, they involve periodically reassessing such estimates. As a result, the Company may have to change originally reported estimates when actual payments are made or the activities are completed. Accordingly, actual payments may differ significantly from amounts recorded.

Principles of consolidation

The financial statements of entities that are controlled by MDS, referred to as subsidiaries, or variable interest entities of which MDS is the primary beneficiary, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are accounted for using the proportionate consolidation method. Entities which are not controlled but over which MDS has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method.

Significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Inventories

Inventories of raw materials and supplies are valued at the lesser of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods and work in process include the cost of material, labour and manufacturing overhead and are valued on a first-in, first-out basis at the lesser of cost and net realizable value.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings 2.5% - 4%

Equipment 10% - 33%

Furniture and fixtures 10% - 33%

Computer systems 14% - 33%

Leaseholds Term of the lease plus renewal periods, if applicable, to a maximum of 20 years.

Facility modifications Amortized over the contractual production period.

Goodwill and intangible assets

All business combinations are accounted for using the purchase method. Goodwill is carried at cost; it is not amortized and represents the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of the business acquired.

In-process research and development (IPR&D) represents the value paid as a result of a business combination of acquired research and development (R&D) which was not technologically feasible as of the acquisition date and which had no alternative future use other than its intended use. IPR&D is recorded at cost and amortized on a straight-line basis over its estimated useful life not exceeding seven years.

Acquired technology represents the value of proprietary ''know-how'', which was technologically feasible as of the acquisition date, and is amortized on a straight-line basis over the estimated useful life of the technology, generally not exceeding three years.

Maintenance contracts and customer relationships represent the value placed on maintaining products and technology previously sold to customers and the value of existing customer relationships. Maintenance contracts and customer relationships are recorded at cost and amortized on a straight-line basis over their estimated useful life, not exceeding five years.

Impairment of long-lived and intangible assets

MDS evaluates the carrying value of long-lived and intangible assets, including capital assets and goodwill, for potential impairment when events and circumstances warrant a review. Factors that MDS considers important which could trigger an impairment review include, but are not limited to: significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for MDS's overall business, significant negative industry or economic trends, a significant decline in MDS's stock price for a sustained period, and MDS's market capitalization relative to the net book value of the Company.

The carrying value of an asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value, and is recorded as a charge to net income. The anticipated net recoverable amount for long-lived and intangible assets other than goodwill is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administrative costs, carrying costs, and income taxes, plus the expected residual value, if any.

Goodwill impairment is assessed at the reporting unit level at least annually. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. The fair value of goodwill is determined in the same manner as in a business combination.

The fair values are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.

Stock-based compensation plan

The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in selling, general and administration expenses in the consolidated statements of income and as contributed surplus within share capital on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

No expense was recorded for stock options granted prior to November 1, 2003. Pro forma earnings disclosure showing the impact of fair value accounting for these options is included in note 19.

Pension, post-retirement and post-employment benefit plans

The Company offers a number of benefit plans that provide pension and other post-employment benefits. The current service cost of benefit plans is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to MDS. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Revenues

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time. Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists. These revenues include fee-for-service revenues that are received for diagnostic laboratory testing services, are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities, and reimbursable costs in excess of billings are recorded as unbilled revenue.

Reimbursable costs, including investigator fees and other out-of-pocket expenses, are not reflected in total revenues or expenses where the Company acts in the capacity of an agent on behalf of a customer, passing through these costs without risk or reward.

Research and development

The Company carries on various R&D programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed in the periods in which they are incurred.

Development costs that meet certain criteria, including reasonable assurance regarding future benefits, are deferred and amortized on a straight-line basis over periods ranging from three to five years, commencing in the year that the new product development is completed and commercial production commences.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted average number of Common shares outstanding during the period.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options outstanding during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of Common shares assumed to be repurchased from the total of issuance proceeds, using the average market price of the Company's Common shares during the applicable period.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as cumulative translation adjustments in shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the cumulative translation adjustment are reflected in income when there is a realized reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Derivative financial instruments

The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps, and interest rate option contracts. These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculation purposes.

Foreign currency gains and losses on contracts used to hedge anticipated foreign-currency-denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment to interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains or losses associated with derivative instruments that are proven to be effective, but which have been terminated or which cease to be effective prior to maturity, are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income immediately.

Derivatives that do not qualify for hedge accounting are marked to market at each period-end, with the result that any gain or loss is charged to income.

Recently enacted changes in accounting standards

The following new accounting standards became effective and were adopted by the Company during 2005:

(i) Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 , "Asset Retirement Obligations" was adopted on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring capital assets.

The Company has identified an asset retirement obligation relating to regulatory decommissioning costs of a facility located in Kanata, Ontario. The Company does not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

(ii) CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities" was adopted on November 1, 2004. This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

(iii) CICA Handbook Section 3831, "Non-monetary Transactions" revises and replaces the current standards on non-monetary transactions.  The new section requires all non-monetary transactions to be measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions.  The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005.  Retroactive application is not permitted. Adoption of this Section did not have an impact on the results of operations or financial position of the Company.

In January 2005, the CICA issued three new Handbook sections. These new standards have been created to harmonize Canadian GAAP with US GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i) CICA Handbook Section 1530, "Comprehensive Income" establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii) CICA Handbook 3855, "Financial Instruments - Recognition and Measurement" describes the standards for recognizing, measuring and presenting financial assets, financial liabilities and non-financial derivatives.

(iii) CICA Handbook 3865, "Hedges" provides guidance on when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

2. Reorganization of Ontario Laboratory Business

Effective May 1, 2004, MDS transferred the assets and operations that form part of its Ontario laboratory business into MDS Laboratory Services LP (Labs LP), a newly formed partnership in which MDS was the sole partner. The Company then transferred a 99.99% limited partnership interest in Labs LP to Hemosol Inc., in exchange for 100% of the Class B non-voting shares and additional Class A voting shares of that company. As a result of this transaction, MDS owns 99.56% of the equity of Hemosol Inc., including 47.5% of the Class A voting shares. Hemosol Inc. was subsequently renamed LPBP Inc. (LPBP).

The remaining 0.01% of Labs LP is held by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. (MDS Labs), as the general partner. Through MDS Labs, MDS has retained management control of the day-to-day and strategic operations of the Ontario laboratory business and, consequently, the Company continues to consolidate the results of this business. Other Class A shareholders of LPBP own 0.44% of the Ontario laboratory business and, therefore, the Company has recorded minority interest expense relating to the 0.44% of LPBP owned by these other shareholders.

As a result of this transaction, the Company benefits from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an initial estimated combined value of $120 million. The cost to MDS to gain access to these tax assets totalled $19 million represented by a $16 million cash transfer to Hemosol Corp., a successor corporation to Hemosol Inc., along with $3 million of transaction costs.

As of May 1, 2004, MDS recorded these future tax assets at an expected value of $120 million. In addition, and in accordance with Emerging Issues Committee Abstract (EIC) 110, "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that Are Not Business Combinations", the Company recorded a corresponding unrealized benefit of $101 million, taking into account the $16 million purchase and the transaction cost to acquire the tax assets. The unrealized benefit is recorded as a long-term deferred credit, the current portion of which is recorded in current liabilities.

The future tax asset is being recognized in income based on the effective tax rate existing during each period in which these tax assets are utilized. The unrealized benefit of these tax assets will be amortized into income on a basis that is pro rata to utilization of the future tax asset.

During the year ended October 31, 2005, the Company recognized in income $18 million (2004 - $7 million) of future tax asset, and $14 million (2004 - $6 million) of the unrealized benefit of the tax assets was amortized to income tax expense.

  Reorganization of MDS Proteomics

  On July 29, 2004, a financial reorganization of MDS Proteomics Inc. was completed and the company was renamed Protana Inc. (Protana). Through this reorganization, MDS reduced its equity and voting interest in Protana from 89% to 48%.

  As the Company's interest in Protana was reduced to less than 50%, management determined that MDS does not control Protana. As a result of the loss of control, effective July 29, 2004, the Company deconsolidated the assets and liabilities of Protana and began accounting for the investment under the equity method.

  The Company reduced the carrying value of its net investment in MDS Proteomics in 2004 by recording a goodwill writedown of $53 million and a reduction in capital assets of $10 million. These provisions reduced the carrying value of Protana to nil. As a result of an agreement related to the reorganization and for a payment of $5 million, MDS was able to use the tax assets related to the former MDS Proteomics business. A valuation allowance related to these assets was no longer required and was reversed during 2004. At the end of 2005, the tax assets are carried at $17 million (2004 - $17 million). In 2004, an income tax recovery of $9 million and investment tax credits of $3 million were realized.

  Prior to the reorganization, MDS issued certain guarantees on behalf of Protana, resulting in an estimated total exposure of $10 million for which a full reserve was established in 2004 based on management's assessment. Subsequent to October 31, 2005, the Company paid $9 million to one of Protana's creditors in connection with these guarantees.

  Acquisitions and Divestitures

  a) Acquisitions

  Effective August 4, 2005, the Company acquired SkeleTech, Inc., a therapeutically focused contract research organization providing preclinical discovery and development services in bone and central nervous systems biologies, for consideration of $8 million (US$6 million) and an additional $2 million (US$2 million) payable to the vendors if certain profitability levels are attained in 2006. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the net assets acquired based on management's best estimate of fair values. Goodwill of $6 million was recorded on this transaction, reflecting the $8 million purchase price, offset by net assets acquired of $2 million, which included $1 million of cash.

  Effective October 22, 2004, the Company acquired a 50% interest in the assets and intellectual property related to the MALDI Time-of-Flight (MALDI-TOF) mass spectrometry business of Applied Biosystems, a division of Applera Corporation (Applied Biosystems). The purchase included a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets. The combined original purchase price was US$40 million. This acquisition was accounted for using the purchase method, and the purchase price was allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction. In 2005, the purchase price was renegotiated and reduced by US$2 million with a corresponding reduction in goodwill (note 8).

  The Company and Applied Biosystems each contributed the MALDI-TOF business and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division of MDS. The inventory and capital assets arising from this purchase were retained by MDS Sciex, along with the goodwill generated on this transaction.

  During 2003, the Company acquired the assets of Vancouver Medical Laboratories (1965) Ltd. for $2 million in cash. Goodwill of $2 million was recorded on this transaction.

  Also, in 2003, the Company acquired an early-stage clinical research facility in New Orleans, Louisiana for cash consideration of $8 million, representing $2 million of net tangible assets and $6 million of goodwill. The transaction included $1 million of contingent consideration, which subsequently has been paid.

  The cost of the acquisitions described above has been allocated on the acquisition dates as follows:
	2005	2004	2003
Working capital	$(1)	$7	$2
Other intangible assets	-	26	-
Software	-	1	-
Capital assets and other	1	-	-
Goodwill	6	17	6
	6	51	8
Long-term debt and other long-term obligations	-	(39)	-
Total cash consideration	$6	$12	$8

  b) Divestitures

  In 2004, the Company disposed of certain of its US laboratory operations and classified these businesses as discontinued operations (see note 16). These businesses had annual revenues of $43 million in 2004 (2003 - $90 million). Effective July 31, 2005, the Company completed the sale of its interest in a South Florida laboratory partnership, realizing a gain of $6 million, which has been recorded in discontinued operations (see note 16). This business had annual revenues of $30 million in 2005 (2004 - $40 million; 2003 - $40 million).

  During 2003, the Company sold business units within the Life Sciences segment for net proceeds of $35 million, comprising $32 million in cash and $3 million in shares of the acquirer. A gain of $10 million was recognized on these transactions (see note 14). These businesses had annual revenues of $6 million prior to sale in 2003.

  Inventories
	2005	2004
Raw materials and supplies	$101	$91
Work in process	44	38
Finished goods	18	31
	$163	$160

  Capital Assets

		2005		2004
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$36	$-	$36	$-
Buildings	197	59	187	52
Equipment	285	173	284	176
Furniture and fixtures	32	23	48	35
Computer systems	122	58	100	68
Leaseholds	63	27	77	41
Facility modifications	28	9	37	20
Construction in progress	458	-	428	-
	$1,221	$349	$1,197	$392
Accumulated depreciation	(349)		(392)
	872		805
Less: assets held for sale	(31)		(20)
	$841		$785

Construction in progress includes $61 million (2004 - $52 million) of capitalized financing costs.

7. Long-term Investments and Other
	2005	2004
Investments in significantly influenced companies and partnerships	$40	$52
Financial instruments pledged as security on long-term debt (note 9)	44	45
Venture capital investments	9	9
Other long-term investments	37	40
Deferred development costs	29	13
	$159	$159

The Company now accounts for its investment in Hemosol Corp. using the equity method of accounting. The Company's share of the investee's losses exceeds the carrying amount of the investment, and a $7 million equity loss adjustment was recorded in 2005. The Company's investment in Hemosol Corp. was written off in 2003. Subsequent to the end of 2005, Hemosol Corp. filed for receivership and, as a result, the Company's guarantee of the bank debt of Hemosol has been called by the bank and paid by MDS (see note 24).

As at October 31, 2005, the Company had a secured 6% convertible promissory note receivable amounting to US$8 million due from an investee which is accounted for by the equity method. This note relates to funding requirements of the investee for operations and matures on December 31, 2007. This transaction was recorded at an amount that is representative of fair value.

Certain long-term investments are development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further writedowns of the carrying values.

Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $5 million (2004 - $6 million) compared with a carrying value of $3 million

(2004 - $5 million).

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $10 million (2004 - $20 million) and a combined carrying value of $1 million (2004 - $9 million).

In addition to these marketable securities, the financial instrument pledged as security on long-term debt has a fair value that approximates its carrying value. The estimated fair values of the remaining long-term investments are not readily determinable. The other long-term investments include securities in private companies for which reasonable estimates of fair value are not readily determinable.

8. Goodwill and Other Intangible Assets

a) Goodwill:
	2005	2004 (Restated, Note 27)
Opening balance	$548	$679
Acquired (i)	6	17
Disposed (ii)	-	(127)
Impairment charge	(3)	-
Foreign exchange and other (note 4)	(10)	(21)
Closing balance	$541	$548

Goodwill held for sale was $26 million (2004 - $41 million).

(i) In 2005, $6 million of the acquired goodwill relates to the acquisition of SkeleTech, Inc. In 2004, $15 million of the goodwill addition relates to the acquisition of the MALDI-TOF mass spectrometry business from Applied Biosystems and the remaining $2 million relates to the purchase of a laboratory business.

(ii) Goodwill disposed of in 2004 included $118 resulting from the Company's reduced ownership of MDS Proteomics (see note 3) and $9 million is connected with the sale of certain US laboratory operations (see note 16).

b) Other Intangible Assets:
	2005	2004
Opening balance	$55	$35
Acquired	1	36
Amortized	(5)	(1)
Impairment charge	(8)	(15)
Closing balance	$43	$55

Other intangible assets acquired consist of:
	2005	2004
In-process research and development	$-	$3
Patents	-	11
Acquired technology	-	2
Maintenance contracts and customer relationships	-	10
Licenses	1	10
	$1	$36

9. Long-term Debt
	Maturity	2005	2004
Senior unsecured notes	2007 to 2015	$368	$379
Other debt	2005 to 2015	100	106
Total long-term debt		468	485
Current portion		(13)	(6)
		$455	$479

The Company has outstanding US$311 million of senior unsecured notes that bear interest at fixed rates between 5.15% and 6.19% and have various terms between five and twelve years.

In 2004, MDS purchased assets from Applied Biosystems relating to the MALDI-TOF mass spectrometry operations for US$40 million, of which US$8 million was paid on closing and remaining consideration was in the form of a note payable, bearing an interest rate of 4%. Subsequent to closing, the purchase price was reduced by US$2 million, resulting in a reduction to the principal amount of this note payable. The amended note of US$30 million is payable evenly over four years beginning on October 2, 2006.

Other debt includes a non-interest-bearing government loan with a carrying value of $45 million

(2004 - $50 million) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (see note 7).

During 2005, the Company negotiated a $500 million, five-year, committed, revolving credit facility, replacing the $225 million credit facility existing in 2004. As at October 31, 2005, this facility was undrawn.

The remaining debt, amounting to $20 million (2004 - $26 million), bears interest at various fixed rates.

Principal repayments of long-term debt are as follows:

2006	$13
2007	23
2008	109
2009	22
2010	33
Thereafter	268
$468

  Deferred Revenue

  Deferred revenue includes a $22 million deferred credit (2004 - $27 million), which is being amortized over 15 years using the sum of the years' digits method.

  During 2004, the Company received $32 million from a customer as consideration for amending a supply agreement to eliminate certain minimum purchase commitments. The proceeds were recorded as deferred revenue and are being amortized over the remaining term of the contract. At October 31, 2005, the balance outstanding was $13 million, with $10 million classified as current deferred revenue.

  Share Capital

  a) Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance - October 31, 2002	140,507	$805
Issued	925	13
Repurchased and cancelled	(310)	(2)
Balance - October 31, 2003	141,122	816
Issued	1,561	25
Repurchased and cancelled	(857)	(8)
Balance - October 31, 2004	141,826	833
Issued	1,072	19
Repurchased and cancelled	(799)	(5)
Balance - October 31, 2005	142,099	$847

  During 2005, the Company declared and paid cash dividends of $14 million on Common shares

  (2004 - $9 million; 2003 - $10 million).

  In 2005, the Company repurchased and cancelled 799,000 Common shares (2004 - 857,000;

  2003 - 310,450) for $13 million (2004 - $17 million; 2003 - $7 million) under the terms of a normal course issuer bid (NCIB). The excess of cost over the stated capital of the acquired shares was charged to retained earnings. Under the terms of its NCIB, the Company is entitled to repurchase up to 12,382,572 Common shares between June 1, 2005 and June 20, 2006. These repurchases of Common shares are made on the open market at prevailing market prices.

  b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

  Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2005 resulted in the issuance of 264,284 (2004 - 136,501) Common shares as stock dividends and the issuance of 9,187 Common shares

  (2004 - 9,535) for cash.

  Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. During the year, the Company issued 176,817 Common shares (2004 - 174,728) under this plan for

  $3 million (2004 - $3 million) and as at October 31, 2005, the Company has 200,294 Common shares that are reserved for future issue with this plan.

  Research and Development

	2005	2004	2003
Gross expenditures	$87	$100	$100
Investment tax credits	(5)	(20)	(15)
Recoveries from partners	(32)	(23)	(25)
Development costs deferred	(17)	(6)	(7)
Amortization of costs previously deferred	2	3	4
	35	54	57
Depreciation and amortization set out as a separate component of net income	(4)	(16)	(10)
Research and development expense	$31	$38	$47

13. Restructuring Charges

	Restructuring Charge	Cumulative drawdowns		Provision Balance at Oct. 31, 2005
		Cash	Non-cash
2003:
Workforce reductions	$17	$(15)	$(2)	$-
Equipment and other asset writedowns - adjustment	11	-	(11)	-
	28	(15)	(13)	-
2004:
Workforce reductions	$14	$(11)	$(1)	$2
Equipment and other asset writedowns - adjustment	(1)	-	1	-
	13	(11)	-	2
2005:
Workforce reductions	$52	$(24)	$(1)	$27
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	-	-	12
	$72	$(24)	$(9)	$39
				$41

In 2005, the Company recorded restructuring charges related to a reduction in its management, administrative, and operations workforce, a realignment of its information technology infrastructure, and the reorganization of certain pharmaceutical research services operations. In 2004 and 2003, the Company recorded restructuring charges relating to the implementation of change initiatives affecting the provision of support services, systems implementation, senior management reductions, and certain other initiatives.

14. Other Income (Expense)
	2005	2004	2003
Impairment of long-term investments (note 7)	$(6)	$(22)	$(77)
Impairment of intangible assets	(8)	(15)	-
Writedown of equipment (note 3)	-	(10)	-
Gain on patent litigation	-	14	39
Gain on reorganization of MDS Proteomics (note 3)	-	8	-
Gain on sale of businesses and investments	-	4	12
Impairment of goodwill (note 3)	-	(53)	-
Unrealized loss on interest rate swaps (note 25)	(3)	-	-
	$(17)	$(74)	$(26)

During 2005, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with an investee that granted the Company access to certain biomarker-related technology, and a $6 million write-down of a long-term investment based on the Company's assessment of the carrying value of the investment and the present value of its expected future cash flows. Both charges relate to businesses within the Life Sciences segment.

During 2004, the Company determined that the value of certain intangible assets was impaired (see note 8). As a result, these intangible assets were reduced by $15 million to their net realizable value. In 2004 and 2003, certain of the long-term investees of the Company experienced declines in value that were believed to be other than temporary. The Company recorded writedowns of $22 million and

$77 million, respectively, to reduce the carrying value of these investments to an estimate of their net realizable value.

15. Income Taxes

a) Provision

The Company's effective income tax rate has the following components:
	2005	2004	2003
	%	%	%
Combined Canadian federal and provincial tax rate	35.0	35.7	36.8
Increase (decrease) in tax rate as a result of:
Research and development and pollution control incentives	(4.9)	(2.0)	(0.9)
Manufacturing and processing rate	(0.6)	(1.8)	(1.6)
Benefit of losses not previously recognized	(24.3)	(6.4)	-
Restructuring ineligible for tax recognition	10.3	-	1.7
Investment dispositions and writedowns	2.7	5.2	9.8
Tax rate on foreign operations	1.0	2.2	1.4
Federal capital taxes	2.7	1.4	1.2
Tax impact of minority interest and equity earnings	2.3	(2.7)	(0.2)
Stock option compensation	1.6	-	-
Other	(0.4)	(1.8)	(6.7)
	25.4	29.8	41.5
Impact of MDS Proteomics	-	16.9	6.4
	25.4	46.7	47.9

Tax recoveries were not recognized on elements of the restructuring provision that relate to foreign operations where full valuation allowances have been recorded with respect to existing tax assets.

b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:
	2005	2004
Future tax assets
Tax benefit of loss carryforwards	$160	$171
Book value in excess of tax basis	(4)	(1)
Investment tax credits	29	24
Provisions and reserves	15	4
Future tax assets before valuation allowance	200	198
Valuation allowance	(63)	(61)
	137	137
Future tax liabilities
Book value in excess of tax basis	(73)	(72)
Tax on investment tax credits recognized for accounting purposes	(8)	(4)
Provisions and reserves	12	18
	(69)	(58)

Net future tax assets	$68	$79

c) Tax loss carryforwards

As at October 31, 2005, the Company has recorded future tax assets relating to income tax loss carryforwards of $160 million (2004 - $171 million) before valuation allowances. These assets relate to $437 million (2004 - $472 million) of tax loss carryforwards. Of the total losses, $49 million

(2004 - $87 million) expire by 2011, $132 million (2004 - $100 million) expire between 2014 and 2025; and the remaining $256 million (2004 - $285 million) may be carried forward indefinitely.

d) Investment tax credits

During the year, the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $14 million (2004 - $30 million). The amount recognized in the year is net of a $3 million increase to the valuation provision relating to the Company's operations in Montreal, Canada. These investment tax credits were attributable to salaries and other research-related expenditures and were recorded as a reduction of cost of revenues and research and development expenses.

  Discontinued Operations

In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on the Life Sciences segment and to close or divest of certain early-stage pharmaceutical research services businesses. As a result, the Company has reclassified its distribution business, its diagnostics business located in Calgary, Alberta, and certain early-stage pharmaceutical research services businesses as discontinued operations. Subsequent to the year-end, the Company sold its distribution business for cash proceeds of $79 million.

In addition to the businesses identified above, discontinued operations include the Company's US diagnostics business, which was classified as discontinued in 2004, and a European-based generic radiopharmaceutical manufacturing business which was classified as discontinued in 2003.

During 2005, the Company ceased operations in the generic radiopharmaceutical business and completed its exit from the facility. Also in 2005, the Company completed the sale of its sole remaining US diagnostics operation and achieved final settlement of outstanding issues related to the sale of some US diagnostics businesses that occurred in 2004. As a result of these events, the Company recorded proceeds from the sale of discontinued operations totalling $11 million and a net gain of

$6 million in 2005. Proceeds of $26 million were realized in 2004 associated with the US diagnostics operations sold in that year. During 2004, the Company also sold its laboratory operations in New York and Georgia in an asset purchase transaction. MDS realized a loss of $10 million on the sale which was subsequently reduced by the receipt of $2 million of contingent considerations based on the terms of the agreement. These gains and losses are included in the loss from discontinued operations as reported in the consolidated statements of income.

Pursuant to CICA Handbook Section 3475, ''Disposal of Long-lived Assets and Discontinued Operations'' (Section 3475), the revenues and expenses of the business have been netted and reported as loss from discontinued operations on the consolidated statements of income. Figures for 2004 and 2003 have been restated to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:
	2005	2004	2003
Revenues	$347	$385	$426
Cost of revenues	(289)	(317)	(349)
Selling, general and administration	(42)	(61)	(73)
Depreciation and amortization	(6)	(10)	(10)
Gain on the sale of discontinued operations	6	-	-
Net restructuring charges [1]	(3)	(1)	(22)
Goodwill write-down	(18)	-	-
Operating loss	(5)	(4)	(28)
Interest expense	(1)	(1)	(1)
Dividend and interest income	1	-	-
Income taxes	(4)	(4)	(3)
Minority interest	(2)	(3)	(2)
Loss from discontinued operations	$(11)	$(12)	$(34)

1 Included in the loss from discontinued operations are net restructuring charges associated with the plan of disposition as follows:

	2005	2004	2003
Operating costs	$-	$-	$1
Provision for workforce reductions	4	-	14
Provision for uncollectible receivables	-	-	1
Provisions for contractual obligations and other	(1)	1	6
	$3	$1	$22

In accordance with Section 3475, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed of. MDS has classified certain operations as held for sale in accordance with this Section. The sale of these operations is expected to occur within one year and, therefore, assets and liabilities associated with these operations have been classified as current. A provision of $15 million for the impairment of goodwill has been recorded for a certain operation to reflect the amount that is not expected to be recovered from the sale proceeds.

The following table provides the assets and related liabilities held for sale as at October 31:
	2005	2004
Assets held for sale
Accounts receivable	$32	$28
Inventories	24	22
Prepaid expenses	1	1
Current assets held for sale	57	51

Capital assets	31	20
Goodwill	26	41
	57	61
	114	112

Liabilities related to assets held for sale
Current liabilities	38	27

Long-term debt	9	9
Future tax liabilities	2	2
Minority interest	1	1
	$50	$39

To determine the assets held for sale related to those operations classified as discontinued operations, the Company is required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty. Actual amounts may differ from these estimates.

17. Earnings Per Share
	2005	2004	2003
Net income available to Common shareholders	$31	$51	$48

Weighted average number of Common shares outstanding - basic (in millions)	142	142	141
Impact of stock options assumed exercised (in millions)	-	1	1
Weighted average number of Common shares outstanding - diluted (in millions)	142	143	142

Options to purchase 4,148,000, 1,573,000 and 1,576,000 Common shares for the years ended October 31, 2005, 2004, and 2003, respectively, were not included in the computation of diluted earnings per share because these options have exercise prices which were greater than the average market price of MDS's Common shares for 2005.

18. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined balance sheets and statements of income reflecting the Company's interests in joint venture operations:
	2005	2004	2003
Current assets	$31	$33	$36
Other assets	41	47	21
	$72	$80	$57

Current liabilities	$16	$14	$20
Equity	56	66	37
	$72	$80	$57
Net revenues	$188	$211	$227
Operating income	$60	$102	$121
Cash flow from operating activities	$78	$91	$149

Cash outflow from investing activities for the joint ventures totalled $10 million (2004 - $5 million;

2003 - $7 million). During the year, the joint ventures distributed $62 million (2004 - $100 million;

2003 - $133 million) to partners, of which the Company's share was 50%.

19. Stock-based Compensation

a) Stock option plan

The Company has a stock option plan (the Plan) primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to employees and certain others. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. Stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Those granted after October 31, 2005 will vest evenly over three years and have a term of seven years.
	2005		2004
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Maximum available for issue	9,893		10,522

Outstanding November 1	7,610	$17.63	8,462	$16.79
Granted	1,442	17.58	950	19.67
Exercised	(629)	12.59	(1,194)	12.06
Cancelled	(751)	20.44	(608)	20.08
Outstanding October 31	7,672	17.76	7,610	17.63
Options vested at year-end	4,661	$16.90	4,172	$15.69

Options outstanding at October 31, 2005 comprise:
				Options Outstanding		Options Exercisable
Range of Exercise Prices			Weighted Average Remaining Contractual Life (Years)	Number (000s)	| Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
$5.21	-	$13.94	0.7	621	$8.98	621	$8.98
$13.95	-	$15.70	3.3	1,639	14.57	1,639	14.57
$15.71	-	$18.90	7.3	2,526	18.10	828	18.74
$18.90	-	$21.75	7.5	2,014	20.73	854	20.93
$21.76	-	$31.50	5.1	872	22.13	719	22.14
			5.7	7,672	$17.76	4,661	$16.90

Stock option compensation expense for 2005 was $3 million (2004 - $1 million), which has been recorded in selling, general and administration expenses.

Compensation expense for purposes of the pro forma disclosures described in note 19(b) has been determined in accordance with a methodology prescribed in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:
	2005	2004	2003
Risk-free interest rate	3.8%	4.3%	5.5%
Expected dividend yield	0.7%	1.0%	1.0%
Expected volatility	.334	.317	.357
Expected time until exercise	5.19	5.25	5.25

The weighted average fair value of options granted was estimated to be $5.98 per Common share in 2005, $6.83 per Common share in 2004, and $8.01 per Common share in 2003.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statement of income. For MDS, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	2005	2004	2003
Net income	$31	$51	$48
Compensation expense for options granted prior to November 1, 2003	(5)	(8)	(8)
Net income - pro forma	$26	$43	$40

Basic and diluted earnings per share	$0.18	$0.30	$0.28

c) Incentive Plans

Mid-term Incentive Plans

For fiscal years 2000 through 2003, the mid-term incentive plan was designed to reward participating executives for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange over a three-year performance period. The participants were awarded units each year relative to the increase in such index over the three-year performance period. Vested units were received as either Restricted Share Units (RSUs), in which case cash was paid on vesting, or Deferred Share Units (DSUs), where payment is deferred until employment with the Company ends. Those units not vested were never paid.

Starting in fiscal year 2004, the mid-term incentive plan was based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units (PSUs). The units will vest and pay out from 0% to 200% of the target grant based on attainment of specified performance levels.

During 2005, the Company approved a PSU mid-term incentive plan for senior management (the 2006 MTIP). All PSUs under the 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of $22.00 and $26.00, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of DSUs, the balance will be paid in cash. No grants were made under the MTIP in 2005.

20. Employee Future Benefits

The Company sponsors various post-employment benefit plans including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to its employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefit plans are unfunded. Effective January 1, 2008, certain benefit plans were eliminated, resulting in a curtailment gain of $10 million, which was offset by a $6 million unamortized loss.

Defined Benefit Pension Plans - The formula for Canadian plans is based on the highest three or six average consecutive years' wages and requires employee contributions. A non-contributory Taiwanese plan is based on an employee's years of service and their compensation during the last month prior to retirement. A plan available to certain US employees is based on the participants' 60 highest consecutive months of compensation and their years of service.

The Company uses an October 31 measurement date for the majority of its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of

January 1, 2004, and the next required valuations will be as of January 1, 2007.

Defined Contribution Pension Plans - The Company sponsors a registered pension plan for certain senior executives. Contributions are based on 10%-15% of the employee's annual earnings. In addition, the Company sponsors a contributory pension plan for a subsidiary where the employees' contributions are based on a percentage of their pensionable earnings and the Company's contribution is based on the length of pensionable services. During 2005, the Company contributed $2 million

(2004 - $2 million) to the defined contribution pension plans.

Other Benefit Plans - These include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. Individuals must retire to be eligible.

The net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:
	Pensions		Other Benefit Plans
	2005	2004	2005	2004
Service cost	$5	$6	$2	$1
Interest cost	11	10	2	2
Expected return on plan assets	(13)	(12)	-	-
Recognized actuarial gain	1	-	-	-
Amortization of net transition asset	(3)	(3)	-	-
Curtailment gain	-	-	(4)	-
Net periodic benefit cost	$1	$1	$-	$3

The following assumptions were used in the determination of the net periodic benefit cost:
			Pensions		Other Benefit Plans
			2005	2004	2005	2004
Expected rate of return on plan assets			6.75%	7.0%	n/a	n/a
Discount rate - obligation			5.25%	6.25%	5.25%	6.25%
Discount rate - expense			6.25%	6.25%	6.25%	6.50%
Rate of compensation increase			4.25%	4.25%	4.50%	4.25%
Health care cost trend rate	-	first five years	n/a	n/a	10.0%	10.0%
	-	thereafter	n/a	n/a	5.0%	5.0%

The assumed health care cost trend rate used in determining the benefit cost for 2005 is 10% (2004 - 10%), decreasing to an ultimate level of 5% after five years (2004 - 5%). The assumed current dental trend rate used in determining the benefit cost for 2005 is 4.5% (2004 - 4.5%), which is expected to be maintained after five years.

The average remaining service period of the active employees covered by the pension plans and the other retirement benefits for 2005 is 14 years (2004 - 14 years; 2003 - 15 years).

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following impact in 2005:
	1% Increase	1% Decrease
Change in net benefit cost	$-	$-
Change in benefit obligation	2	(1)

Changes in the benefit obligations for the plans were as follows:
	Pensions		Other Benefit Plans
	2005	2004	2005	2004
Benefit obligations - beginning of year	$186	$172	$29	$27
Service cost - pension	6	6	2	1
Interest cost	11	11	2	2
Benefits paid	(6)	(3)	(1)	(1)
Currency translation adjustment	-	-	-	(1)
Actuarial losses	7	-	5	1
Curtailments	-	-	(10)	-
Total benefit obligations - end of year	$204	$186	$27	$29

Changes in the assets of the plans were as follows:
	Pensions		Other Benefit Plans
	2005	2004	2005	2004
Plan assets at fair value - beginning of year	$199	$183	$-	$-
Actual return on plan assets	25	18	-	-
Benefits paid	(6)	(7)	(1)	(1)
Company contributions	3	3	1	1
Participant contributions	2	2	-	-
Plan assets at fair value - end of year	$223	$199	$-	$-

Amounts recognized in the Company's consolidated statements of financial position consist of:
	Pensions		Other Benefit Plans
	2005	2004	2005	2004
Plan assets in excess of (less than) projected obligations	$19	$13	$(27)	$(29)
Unrecognized actuarial gains	21	23	4	5
Unrecognized past service costs	-	-	(1)	(1)
Unrecognized net transition asset	(27)	(29)	-	-
	$13	$7	$(24)	$(25)

The percentage of fair value of total pension plan assets held at October 31, 2005 is as follows:
	2005	2004
Asset category	Percentage of Plan Assets	Percentage of Plan Assets
Fixed income	34.8%	35.4%
Equities	60.6%	64.5%
Cash	4.6%	0.1%
Total	100%	100%

21. Cash Flow

Adjustments to reconcile net income to cash provided by continuing operating activities include:

Items not affecting current cash flows:
	2005	2004	2003
Impairment of goodwill	$3	$63	$-
Depreciation and amortization	69	65	68
Deferred income	(15)	(17)	-
Minority interest	11	2	6
Future income taxes	(5)	(29)	32
Equity earnings - net of distribution	12	1	-
Impairment of long-term investments (note 14)	6	22	77
Impairment of intangible assets (note 14)	8	15	-
Gain on sale of businesses and investments (note 14)	-	(4)	(12)
Write-down of capital assets (notes 3 and 13)	7	10	10
Stock option compensation	3	1	-
Net gain on reorganization of MDS Proteomics (note 14)	-	(8)	-
Gain on sale of discontinued operations (note 16)	(6)	-	-
Unrealized loss on interest rate swaps (notes 14 and 25)	3	-	-
Other	(5)	2	2
	$91	$123	$183

Changes in non-cash working capital balances:
	2005	2004	2003
Accounts receivable	$(3)	$(52)	$51
Unbilled revenue	(32)	4	-
Inventories	(4)	23	(45)
Accounts payable, accrued liabilities and deferred revenue	60	(14)	13
Income taxes	(8)	26	7
Other	(1)	9	(22)
	$12	$(4)	$4

22. Segmented Information

Management has determined that the Company operates within two dominant segments - Life Sciences and Health. These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions that provide health care services to consumers. Health products and services are now limited to clinical laboratory testing and related services.

The historical information for MDS Proteomics Inc. has been maintained in the following tables for information purposes only. MDS Proteomics was focused on research and development in the field of proteomic-enabled drug discovery. MDS Proteomics' products and services included capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

The information presented below is for continuing operations. For comparability purposes, the Proteomics segment results for 2003 and 2004 have also been excluded.

Operating results
		Net Revenues	Operating Income Before Restructuring	Restructuring Charges	Depreciation and Amortization
Life Sciences	2005	$1,154	$86	$(55)	$61
	2004	1,141	168	(8)	52
	2003	1,055	207	(19)	47
Health - diagnostics	2005	335	62	(17)	8
	2004	338	63	(5)	6
	2003	333	39	(9)	10
Total	2005	$1,489	$148	$(72)	$69
	2004	1,479	231	(13)	58
	2003	1,388	246	(28)	57

Operating results for MDS Proteomics for 2004 and 2003 were as follows: Net revenues for 2004 - nil; 2003 - $1 million; operating income (loss) before restructuring for 2004 - ($81) million; 2003 - ($32) million; and depreciation and amortization of capital assets and other intangible assets for

2004 - $7 million; 2003 - $11 million.

Financial position
			Additions1		Investment in Investees Subject to Significant Influence
		Total Assets	Capital Assets	Goodwill
Life Sciences	2005	$2,093	$125	$6	$30
	2004	2,013	107	15	41
	2003	1,897	102	6	52
Health - diagnostics	2005	$473	$8	$-	$10
	2004	512	1	2	11
	2003	305	15	-	10
Total	2005	$2,566	$133	$6	$40
	2004	2,525	108	17	52
	2003	2,202	117	6	62

1Total assets exclude assets held for sale relating to discontinued operations.

Total assets of MDS Proteomics in 2004 was nil and in 2003 were $186 million. MDS Proteomics had no additions of capital assets, goodwill or investments in 2004 and 2003.

Total assets held for sale were $114 million (2004 - $112 million; 2003 - $123 million).

Revenues by customer location
		Canada	US	Europe	Asia	Other
Life Sciences	2005	$69	$583	$333	$117	$52
	2004	57	584	308	82	110
	2003	72	530	280	114	59
Health - diagnostics	2005	$335	$-	$-	$-	$-
	2004	337	-	1	-	-
	2003	333	-	-	-	-
Total	2005	$404	$583	$333	$117	$52
	2004	394	584	309	82	110
	2003	405	530	280	114	59

Revenues by customer location for MDS Proteomics were nil for all locations, except in 2003, where revenues in Canada were $1 million.

Export sales by Canadian operations during 2005 amounted to approximately $666 million

(2004 - $773 million; 2003 - $714 million).

Capital assets and goodwill by geographic location
		Canada	US	Europe	Asia	Goodwill
Life Sciences	2005	$693	$63	$53	$4	$478
	2004	537	121	85	3	485
	2003	552	67	45	2	491
Health - diagnostics	2005	$28	$-	$-	$-	$63
	2004	35	3	1	-	63
	2003	52	15	-	-	72
Total	2005	$721	$63	$53	$4	$541
	2004	575	121	86	3	548
	2003	604	67	45	2	563

As a result of the reorganization, capital assets by geographical location for MDS Proteomics were nil in 2004 for all locations. In 2003, MDS Proteomics capital assets were $25 million, $4 million and $1 million in Canada, US, and Europe, respectively. Goodwill relating to MDS Proteomics in 2003 was $116 million.

Revenues by products and services
		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services
Total	2005	$325	$286	$543	$335
	2004	350	282	509	338
	2003	308	270	477	333

23. Commitments and Contingencies

As at October 31, 2005, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Other Contractual Commitments
2006	$35	$90
2007	30	68
2008	24	62
2009	20	60
2010	18	55
Thereafter	25	147
	$152	$482

Rental expense under premises and equipment leases for the year ended October 31, 2005 was

$47 million (2004 - $51 million; 2003 - $52 million).

Included in other contractual commitments above is $254 million associated with long-term supply arrangements and other long-term commitments with major electricity producers comprising the majority of the Company's expected cobalt purchase. In addition, the Company is party to a construction contract for the building of two special purpose reactors and a related processing facility.

Other contractual commitments included a remaining five-year commitment totalling $211 million

(2004 - $256 million) relating to the outsourcing of the information technology infrastructure, and a

$10 million commitment (2004 - $15 million) in the next year for the implementation of a common business system across the Company.

In 2003, the Company entered into a three-year sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million.

24. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the Borrower), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan. This guarantee initially expired on June 20, 2005. In consideration for providing the initial guarantee, MDS received 1.5 million warrants to purchase common shares of the Borrower, of which 1.25 million warrants were immediately exercisable at a price of $4.00 per share. As part of the reorganization of Labs LP, MDS surrendered 0.6 million warrants related to this guarantee.

In the second quarter of 2005, the term of the Borrower's credit facility was extended to May 25, 2007, and the guarantee was extended from June 20, 2005 to June 30, 2007. As consideration for the extension, the Company received warrants to purchase up to 0.7 million common shares of the Borrower at an exercise price of $3.36 per share with a term of five years from the date of issuance. The Company believed that the fair value of the units was nominal, and accordingly, ascribed no value to these units.

Subsequent to year-end, the Borrower entered receivership. As a result of the receivership, the Borrower's bank has requested payment by the Company of the amounts due on the bank loan. On December 8, 2005 the Company remitted $20 million to the bank and, in turn, assumed the loan and senior security position held by the bank. MDS has agreed to provide up to $1 million of debtor-in-possession financing in conjunction with another secured vendor who ranks second to MDS in preference. This funding will rank in preference to MDS's existing secured position. Due to measurement uncertainty, the Company is not able to determine if sufficient proceeds from the sale of the assets of the Borrower will be available to recover the Company's investment.

Other guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $11 million (2004 - $10 million).

25. Financial Instruments

a) Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company are expected to have net cash inflows in 2006 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

As of October 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$139 million, and in certain circumstances up to US$179 million, at a weighted average rate of C$1.22, maturing over the next eight months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. The interest rate swap contracts are designated as hedges; however, in the fourth quarter, the hedge effectiveness test was not met and a $3 million loss was recorded in other expenses (see note 14).

b) Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. Approximately 10% of the outstanding accounts receivable at October 31, 2005 are due from Canadian provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

c) Fair value

Cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes - These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts - As at October 31, 2005, the carrying amounts and fair values for all derivative financial instruments are as follows:

		2005		2004
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option	- assets	$4	$7	$-	$41
Currency forward and option	- liabilities	$(1)	$(1)	$(1)	$-
Interest rate swap and option contracts		$(3)	$(3)	$-	$3

Of the net $6 million fair value of currency forwards and options, the fair market value of currency options not eligible for hedge accounting amounted to $2 million at October 31, 2005. These contracts are included in accounts payable and accrued liabilities and are marked to market each period. The Company recorded a $4 million gain in 2005 as a result of marking these options to market.

26. Cumulative Translation Adjustment

Unrealized translation adjustments arise from the translation into Canadian dollars of the Company's net investment in self-sustaining foreign operations and the revaluation of certain hedged items. As at October 31, 2005, the Company had a cumulative translation adjustment loss of $26 million largely resulting from the impact of the declining value of the US dollar on the Company's net investment in its US operations.

The Company has designated its US-dollar senior unsecured notes payable as a hedge of the net investment in these US operations. Unrealized currency-related gains or losses resulting from the translation of these notes into Canadian dollars are recorded in the cumulative translation account due to this hedging relationship.

27. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's consolidated financial statement presentation.

The Company has redesignated a portion of the goodwill pertaining to its pharmaceutical research operations as a US dollar-denominated asset. As a result, the carrying value of this goodwill has been adjusted to reflect the prevailing exchange rate between the Canadian dollar and the US dollar at each period-end. This resulted in a reduction in the carrying value of goodwill at October 31, 2004 of $76 million and a corresponding reduction in the value of the cumulative translation account.

28. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below. Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:
	2005	20041	20031
Net income from continuing operations in accordance with Canadian GAAP	$42	$63	$82
US GAAP adjustments:
Unrealized gains (losses) on foreign exchange contracts and interest rate swaps (i)	(39)	(10)	46
Deferred development costs (ii)	(15)	-	(2)
Dilution gains (iii)	-	(8)	-
Impairment of long-term investment (iv)	-	-	21
Acquired in-process research and development (v)	-	(3)	-
Stock-based compensation (vi)	-	-	(2)
(Increase) reduction in income tax expense arising from GAAP adjustments	17	8	(15)
Net income from continuing operations in accordance with US GAAP	5	50	130
Net income from discontinued operations in accordance with Canadian and US GAAP - net of tax	(11)	(12)	(34)
Net income in accordance with US GAAP	(6)	38	96

Comprehensive income adjustments (vii):
Unrealized loss on share investments - net of tax	(7)	(10)	(33)
Cumulative translation adjustment	(14)	4	(14)
Comprehensive income (loss)	$(27)	$32	$49

Basic and diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.04	$0.35	$0.92
- from discontinued operations	(0.08)	(0.08)	(0.24)
	$(0.04)	$0.27	$0.68

1During 2005, the Company determined that amounts previously identified as pre-commissioning costs for US GAAP purposes were capital in nature. Accordingly, net income under US GAAP for 2004 and 2003 has been increased by $11 million and $10 million, respectively, and retained earnings for 2004 has been increased by $47 million.

  Foreign Exchange Contracts and Interest Rate Swaps - The Company designates certain foreign exchange forward contracts as hedges of future revenue streams and interest rate swap contracts as hedges of interest obligations. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations in the period in which a contract matures. Under US GAAP, these contracts would not qualify for hedge accounting, and, accordingly, such contracts are carried at fair value with changes in fair value reflected in earnings.
  Deferred Development Costs - Under Canadian GAAP, qualifying product development costs are capitalized and amortized over the future periods benefited. Under US GAAP, such costs are expensed as incurred.
  Dilution Gains - Under Canadian GAAP, dilution gains associated with development-stage subsidiaries are recorded as income. Under US GAAP, such gains are not recognized.
  Impairment of Long-Term Investment - Under Canadian GAAP, certain securities are recorded at cost less any provision for declines in value considered to be other than temporary, and related gains or losses are included in income when realized. Under US GAAP, certain securities that are considered to be available for sale are reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income.

  For MDS, effective November 1, 2006, the Company will adopt CICA Handbook Section 1530 "Comprehensive Income", which will eliminate the above GAAP difference for all periods subsequent to 2006. The 2003 adjustment was made to reflect a write-off of an investment under Canadian GAAP, which was written off under US GAAP in prior periods.
  Acquired In-Process Research and Development - Under Canadian GAAP, the cost of in-process research and development acquired as a result of a business combination is capitalized and amortized over its estimated useful life. Under US GAAP, such costs are charged to income at the date of acquisition.
  Stock-Based Compensation - Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under U.S. GAAP as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.
  Comprehensive Income - US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The Company has interests in certain jointly controlled entities that are proportionately consolidated under Canadian GAAP. Under US GAAP, such interests are accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests. Summary balance sheets and income statements, along with certain cash flow information, for the Company's investments in jointly controlled entities are provided in note 18.

Under Canadian GAAP, CICA Handbook Section 3860, "Financial Instruments", requires the separate presentation of the debt and equity components of a debt instrument when such an instrument can be settled by the issuance of common shares and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to shareholders' equity through the accretion of equity component of debentures payable. Under US GAAP, Financial Accounting Standards Board 133, "Accounting for Derivative Instruments and Hedging Activities", does not permit a portion of the proceeds from the issuance of this type of convertible security to be accounted for as attributable to the conversion feature. As a result, under US GAAP, the net loss would have increased by the amount of interest, which is immaterial in 2003, accreted to the equity component of the convertible debentures, and long-term debt would increase by $11 million and minority interest would decrease by a similar amount. During 2004, the Company deconsolidated MDS Proteomics, where the debt was recorded and, therefore, the debt and the equity component no longer exist.

The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:
	2005	2004
Accounts receivable and other	$281	$318

Long-term future tax assets	133	133
Long-term investments	79	89
Other intangible assets	40	49

Long-term future tax liabilities	71	76

Accumulated comprehensive loss	(76)	(55)
Additional paid-in capital	90	90
Retained earnings	484	526

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

a) In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs" (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges rather than capitalized as a component of inventory costs. In addition, SFAS 151 requires allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. The guidance should be applied prospectively.

(b) In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation'' (SFAS 123), that will impact MDS, including the requirement to estimate employee forfeitures each period when recognizing compensation expense, and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. This statement is effective for MDS as of January 1, 2006; however, since MDS previously elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified on or after November 1, 2003 in accordance with Canadian GAAP, management has determined that there is no longer a GAAP difference.

(c) In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces "Accounting Principles Board (APB) Opinion No. 20, Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS 154 also requires certain disclosures for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by MDS as of November 1, 2006. The impact that the adoption of SFAS 154 will have on MDS's consolidated results of operations and financial condition will depend on the nature of future accounting changes adopted by MDS and the nature of transitional guidance provided in future accounting pronouncements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 10, 2006

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2005 and its financial position as at October 31, 2005. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for 2005 and the Company's Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Discontinued operations

All financial references in this document exclude our discontinued generic radiopharmaceuticals operations, our US laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) and Calgary Laboratory Services Partnership (CLS). All financial references for the prior years have been restated to reflect this treatment. From the amounts reported in our 2004 annual report, revenues for 2004 and 2003 have been reduced by $285 million and $277 million, respectively, and income from continuing operations has been reduced by $5 million and $1 million, respectively.

Strategic initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's areas of focus. The announcement also included a restructuring plan to reduce overhead and better align resources and infrastructure costs. Our goal is to realize significant cost savings that will enable us to remain competitive in the face of a weak US dollar and to gain the agility needed to compete successfully in today's global life sciences market. We recorded a net restructuring charge of $72 million in fiscal 2005, reflecting activities taking place across all of our businesses. In fiscal 2004, we recorded restructuring charges of $13 million related primarily to reductions in corporate overheads and the loss of our Saskatchewan diagnostics business. Restructuring charges of $28 million for 2003 reflected workforce reductions and capital asset writedowns associated with the commencement of certain change initiatives.

During the year, we discontinued certain early-stage businesses within our pharmaceutical research services segment and, consistent with our announced strategic plan to dispose of assets that do not contribute to the Company's area of focus, our interests in Source and CLS were also classified as discontinued operations. Subsequent to year-end, our interest in Source was sold to our partner, Cardinal Health Inc. for $79 million, and late in the fourth quarter, the Calgary Health Region, our partner in CLS, notified us of their intent to exercise their option to acquire our partnership interest.

Our September 1, 2005 announcement also outlined our intent to find an alternate ownership structure for our diagnostics business that realizes the maximum value for shareholders. The detailed plan to achieve this objective is being developed and, therefore, we have not reflected the balance of our diagnostics business as discontinued at this time.

Operating highlights

Revenue for 2005 was $1,489 million, up slightly from $1,479 million in 2004. Our pharmaceutical research services realized 7% growth in revenue, which was driven mainly by the continued growth in our late-stage business. Our isotopes business did not duplicate the strong prior year performance, mainly due to the impact of the US dollar and lower sales of production irradiators. Revenues from analytical instruments and diagnostics were level when compared to the prior year.

Overall, consolidated revenue continues to be negatively affected by the declining US dollar. The majority of our Life Sciences revenues are denominated in US dollars and are earned from exports or by operations based in other countries. From the beginning of fiscal 2003 to the end of fiscal 2005, the US dollar to Canadian dollar monthly average exchange rate has fallen from $1.57 to $1.18. While we have been successful at mitigating a significant portion of this decline to date, we have not offset it totally. In 2005, our revenues would have been $56 million higher had the 2004 exchange rate been applied for this year. Adjusting for this change in the US dollar exchange rate, our revenues grew by 4% in 2005.

Operating income for 2005 was $76 million, down from $137 million for 2004. Adjusted operating income for 2005 was $172 million compared to $248 million in 2004. Adjustments include the costs of our announced restructuring initiatives and valuation provisions related to certain long-term investments. Adjusted EBITDA was $241 million at a margin of 16% compared to $306 million at a margin of 21% last year. Adjusted EBITDA is reconciled to operating income in a table under the heading Operating Income.

The depreciating US dollar resulted in a $26 million decrease in operating income. The fiscal 2005 average rate of exchange between the Canadian and US dollar was $1.21 compared to $1.32 last year, and our effective translation rate on revenues was $1.30 versus $1.40, taking into account the impact of our hedging program. EPS for 2005 was $0.30, down from $0.44 for 2004. Earnings were lower by $0.11 per share as a result of this currency change. In 2004 and 2003, earnings were lower by $0.10 and $0.04 per share, respectively.

We also recorded valuation provisions and investment writedowns this year, including an $8 million write-off of purchased technology that was no longer compatible with our plans for our pharmaceutical research services business and an investment impairment charge of $6 million due to the uncertainty surrounding the collection of a long-term financial instrument. Valuation provisions for the prior year of $35 million included $20 million associated with the writedown of investments in two investee companies and a $15 million reduction in the value of certain deferred development costs.

In fiscal 2003, we took provisions totalling $77 million against three investees, including a $21 million write-off of our investment in Hemosol Corp., a company which declared bankruptcy shortly after our 2005 year-end. As at October 31, 2005, our remaining venture capital and other long-term investment portfolio had a carrying value of $46 million compared to $49 million at the end of last year. We have in place an active program to monitor these investments and to liquidate this portfolio as opportunities arise.

Revenues

Consolidated revenues were $1,489 million this year, as strong growth in late-stage pharmaceutical research services was balanced by a decline in isotopes revenues, resulting from the impact of the US dollar and lower sales of production irradiators.
	2005	% Change	2004	% Change	2003
Pharmaceutical research services
Early-stage	$336	-	$336	3%	$327
Late-stage	207	20%	173	15%	150
	543	7%	509	7%	477
Isotopes
Gamma sterilization	79	(14%)	92	44%	64
Nuclear medicine	210	(4%)	219	5%	208
Teletherapy systems	36	(8%)	39	8%	36
	325	(7%)	350	14%	308
Analytical instruments	286	1%	282	4%	270
Life Sciences segment	1,154	1%	1,141	8%	1,055
Health segment - Diagnostics	335	(1%)	338	2%	333
Consolidated revenues	$1,489	1%	$1,479	7%	$1,388

In our late-stage business, revenues from our central laboratory services and global clinical development services increased 37% and 9%, respectively, compared to the prior year as strong sales continued in this area and we continued to convert our growing backlog to revenue.

Our overall early-stage research business was flat; however, our early clinical and pharmacology businesses experienced 11% growth this year. Offsetting otherwise strong growth in our early-stage operations was a significant decrease in revenue from bioanalytical services stemming from the ongoing US Food & Drug Administration (FDA) review at our Montreal facility and a resulting reduction in opportunities to bid on bioanalytical services contracts. We expect this softness in bioanalytical to lessen once we complete the FDA review. To ensure that we remain on track to complete the FDA review within the one-year timeframe agreed to with the FDA, we significantly increased the dedicated resources in the year. We are meeting regularly with our customers to regain work.

Our average pharmaceutical research backlog continues to expand and was US$340 million at the end of fiscal 2005, an increase of approximately 13% when compared to the US$300 million in backlog at the end of 2004 and up 48% from US$230 million reported for October 2003.

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Revenue from our isotopes business was down 7% compared to the prior year; however, adjusted for the impact of the declining US dollar, the decrease in revenue was 2%. Our supply of cobalt was more limited this year compared to last year due to our dependence on the reactor operating and maintenance schedules of our suppliers. During 2004, we were able to realize significantly improved supply conditions from our suppliers compared to 2003, which contributed to revenue growth in that year. Demand for cobalt remains healthy, and we took steps during 2005 to increase our supply, signing a new contract with Rosenergoatom and renewing our existing contract with Bruce Power Limited Partnership.

We benefited from strong shipments of self-contained irradiators, which increased 19% over last year. Our TheraSphere® product, which provides an innovative treatment option for liver cancer, experienced substantial growth compared to the prior year, and we continue to offer expanded nuclear medicine services such as the first commercially available copper-64 (Cu-64) isotope to provide physicians with higher resolution images in diagnostic and therapeutic medical applications.

In 2004, we concluded a US$25 million agreement with Biogen Idec Inc. to buy out certain minimum purchase commitments related to the supply of yttrium-90. The proceeds of this agreement were recorded as deferred revenue and are being recognized in income over the original five-year contract term which ends in February, 2007.

Customer shipments of analytical instruments were up 10% compared to the prior year, with 7% of this increase related to our new MALDI products. To broaden our access to the markets we serve, a number of new instruments were launched this year, including the 3200 Q TRAP® and API 3200™ mass spectrometers aimed at applied markets. Shipments of triple quad instruments continued to be strong and remain the core platform of this business; however, sales of our ELAN products were down versus 2004 mainly as a result of the slow semiconductor market and reduced backlog. Weakness was most evident in the first half of this year, but by year-end, we were seeing signs of improvement in all markets.

Revenue from our diagnostics business was down marginally compared to the prior year. Incremental patient volume in British Columbia (BC) led to better than expected results in that market and moderately counteracted the BC fee reduction which came into effect on July 1, 2004. The increase in patient volume reflected the ongoing demographic changes and growth in the utilization of community laboratories. During the year, the agreement with the Ontario Ministry of Health and Long-Term Care expired. Subsequent to year-end, renewal negotiations commenced and we continue to bill under the old agreement during the discussions.

Operating income

	2005	2004	2003
Operating income	$76	$137	$186
Adjusted for:
Restructuring charges	72	13	28
Valuation provisions and investment writedowns	21	35	75
Other (gains) and charges	3	(18)	(51)
MDS Proteomics	-	81	35
Adjusted operating income	$172	248	$273
Depreciation and amortization	69	58	57
Adjusted EBITDA	$241	$306	$330
Adjusted EBITDA margin	16%	21%	24%

The impact of the US dollar on export revenues had a significant flow-through effect on operating income in 2005 and 2004, as a large proportion of our Life Sciences revenues are denominated in US dollars but the majority of our costs are in Canadian dollars. This is discussed in more detail under the heading Impact of the US dollar on reported results. Incremental FDA review costs, coupled with the decreased performance of our bioanalytical business also contributed to the decline in operating income in 2005.

In 2005, our selling, general, and administrative expenses (SG&A) increased by $40 million; and increased 250 basis points expressed as a percentage of revenue. Spending was up on our new information technology (IT) infrastructure, including our common business system platform, and we centralized a number of services into a shared services format. With the exception of our investment in the common business system, we have determined that many of these changes will not produce the desired effects, and our September 1, 2005 announcement included our decision to eliminate our Enterprise Services unit and rescale our IT infrastructure. We expect these initiatives to reduce our SG&A expenses in future years.

To improve our operating results, we implemented a restructuring plan which included a reduction of our global workforce by approximately 700 employees. Approximately one-quarter of the headcount reduction comes from our Corporate and now disbanded Enterprise Services areas. Net restructuring charges were $72 million in 2005.

Research and development (R&D) costs were $31 million during the year, a decrease of $7 million when compared to last year. The prior expense included R&D costs of $14 million relating to the Proteomics business, which was discontinued in July 2004. Spending during the last two years was primarily attributable to new products such as the cell-based assay technology CellKey™ System, 4800 MALDI TOF/TOF™ instruments and other future mass spectrometer products.

Depreciation and amortization expense amounted to $69 million or a 6% increase as compared to last year, primarily because we began to amortize the cost of our new common business system mid-year.

On December 2, 2005, Hemosol Corp. (Hemosol), declared bankruptcy. In 2003, we wrote down the carrying value of our equity interest in Hemosol to nil, although we continued to provide a guarantee of Hemosol's bank debt. As a result of the bankruptcy, Hemosol's bank requested payment by MDS under the guarantee, and on December 8, 2005, we paid the bank $20 million. In doing so, we assumed the loan and the senior security position held by the bank.

In conjunction with another secured lender who ranks second to us in preference, we have agreed to provide up to $1 million of debtor-in-possession (DIP) financing to facilitate an orderly liquidation of Hemosol. This new funding will rank in preference to our existing secured position. Acting with our approval, the bankruptcy trustee has initiated a liquidation process.

The valuation of Hemosol and its assets is highly uncertain at this time. Although we will have the first claim on any proceeds of the bankruptcy after the DIP financing is repaid, we are unable at this time to determine whether or not there will be sufficient proceeds to fully recover our $20 million loan guarantee payment.

Equity accounting is required when losses of an investee create an economic exposure for the shareholder. We recorded $7 million as our share of the operating losses sustained by Hemosol since it was restructured in 2004.

Other income (expenses) included the following items:
	2005	2004	2003
Impairment of long-term investments	$(6)	$(22)	$(77)
Impairment of intangible assets	(8)	(15)	-
Writedown of MDS Proteomics equipment	-	(10)	-
Gain on patent litigation	-	14	39
Gain on reorganization of MDS Proteomics	-	8	-
Gain on sale of businesses and investments	-	4	12
Impairment of MDS Proteomics goodwill	-	(53)	-
Unrealized loss on interest rate swaps	(3)	-	-
	$(17)	$(74)	$(26)

During the year, we determined that a $6 million long-term investment was impaired based on our assessment of the likelihood of collecting this loan receivable. In addition, we recorded an $8 million impairment charge related to a five-year licensing agreement with an investee that granted us access to certain biomarker-related technology. This technology became redundant when we launched the Biomarker Alliance with a number of partners in June, 2005.

In 2004, we recorded a $15 million charge to reduce the carrying value of certain intangible assets to an estimate of their realizable value. In addition, we recorded a $20 million reduction in the carrying value of our investments in Iconix Pharmaceuticals, Inc. and Evolved Digital Systems Inc. to reflect a decline in value that we determined to be other than temporary in nature.

In 2003 and 2004, we recorded gains of $39 million and $14 million, respectively, resulting from a successful US patent infringement suit against Micromass/Waters. Our intellectual property portfolio contributes to our competitive advantage, and we will continue to aggressively defend our intellectual property against infringements.

In 2003, we recorded valuation provisions related to certain long-term investments and recorded a gain resulting from the sale of our European-based Oncology Software Solutions business. We recorded a further gain in 2004 following the sale of shares of the acquirer that we received as part of the consideration.

Operating income and operating margin by segment (excluding Proteomics) for the past three years were:
	2005		2004		2003
	Operating Income	Operating Margin	Operating Income	Operating Margin	Operating Income	Operating Margin
Life Sciences	$31	3%	$160	14%	$188	18%
Health	45	13%	58	17%	30	9%
	$76	5%	$218	15%	$218	16%

Operating income from our Life Sciences and Health segments as reported in the consolidated financial statements reconciled to adjusted EBITDA and adjusted EBITDA margin was:
	Life Sciences			Health
	2005	2004	2003	2005	2004	2003
Operating income	$31	$160	$188	$45	$58	$30
Adjusted for:
Restructuring charges	55	8	19	17	5	9
Valuation provisions and investment writedowns	21	25	46	-	10	29
Other (gains) and charges	3	(18)	(51)	-	-	-
Adjusted operating income	110	175	202	62	73	68
Depreciation and amortization	61	52	47	8	6	10
Adjusted EBITDA	$171	$227	$249	$70	$79	$78
Adjusted EBITDA margin	15%	20%	24%	21%	23%	23%

The impact of currency and the increased SG&A spending in 2005 had an impact on adjusted EBITDA for the Life Sciences segment. The adjusted EBITDA margin for the Health segment has not been affected by the US currency issue. The portion of SG&A that is incurred centrally is allocated to our segments proportionately based on revenues.

Impact of the US dollar on reported results

During the course of the past four years, the value of the US dollar has declined sharply. Comparative rates for the past four years, (based on the monthly average rate as determined by the Bank of Canada (BOC)) were:
	Average BOC Rate	MDS Effective Rate	Average MDS Hedge Rate	Hedge Gain (Loss)
2002	$1.57	$1.56	$1.54	$(4)
2003	$1.44	$1.49	$1.56	$22
2004	$1.32	$1.40	$1.49	$44
2005	$1.21	$1.30	$1.35	$48

Our effective rate reflected the rate at which US dollar-denominated revenues were, on average, translated into Canadian dollars. It reflects a blend of actual average exchange rates and the rate applied to revenues sheltered by our hedges.

During this time, we maintained an active hedge book that sheltered our results from a portion of this decline, realizing average hedge rates and hedging gains as noted above. Our hedge program focuses on US dollar revenues earned by our Canadian-based export businesses. We do not hedge the results of our foreign-based operations.

Interest

Interest expense was $21 million, down slightly from the $23 million incurred last year. The majority of our long-term debt is in fixed instruments; however, the 25% of our Senior Unsecured Notes that is subject to floating rates as a result of interest rate swap agreements continued to benefit from lower rates.

During the year, we capitalized $9 million of interest costs related to the MAPLE construction project (2004 - $8 million; 2003 - $8 million).

Dividend and interest income increased 50% in the year, resulting in a $12 million contribution to earnings.

Minority interest

Minority interest is incurred with respect to non-controlling ownership interests in our BC and Ontario laboratory operations and MDS Proteomics (prior to July 29, 2004). Minority interest in prior years was lower as losses incurred by MDS Proteomics offset minority interest in the income of the laboratory business.

Income taxes

The effective tax rate for 2005 was 25% (2004 - 47%; 2003 - 48%). The markedly lower tax rate in 2005 is attributable to the fact that the LPBP Inc. tax assets realized in the year have a greater impact on the overall tax rate as our pre-tax earnings were lower in 2005 than in prior years.

In December 2005, income tax rate increases were enacted by the Province of Quebec. Our accounts include net future tax liabilities that will increase by $3 million due to this rate increase. This impact will be reported as a future tax expense in the first quarter of 2006.

Discontinued operations

During the year, we classified certain early-stage pharmaceutical research services businesses as discontinued operations, along with our interests in Source and CLS. The results of these businesses over the last three years were as follows:
	2005	2004	2003
Revenues	$347	$385	$426
Cost of revenues	(289)	(317)	(349)
Selling, general and administrative	(42)	(61)	(73)
Depreciation and amortization	(6)	(10)	(10)
Gain on the sale of discontinued operations	6	-	-
Net restructuring charges	(3)	(1)	(22)
Goodwill writedown	(18)	-	-
Net operating loss	(5)	(4)	(28)
Interest expense	(1)	(1)	(1)
Dividend and interest income	1	-	-
Income taxes	(4)	(4)	(3)
Minority interest	(2)	(3)	(2)
Loss from discontinued operations	(11)	(12)	(34)
Basic loss per share	$(0.08)	$(0.08)	$(0.24)

We are negotiating with our partner in CLS for a buyout of our interest and we expect that the business agreement will be finalized in early 2006. A goodwill impairment charge of $15 million was recorded to reflect our anticipated recovery from this sale.

In November 2005, we completed the sale of our interest in Source to Cardinal Health for proceeds of $79 million. The gain on this transaction will be tax sheltered due to the realization of certain capital losses within MDS.

Earnings per share

Adjusted earnings per share for the year were as follows:
	2005	2004	2003
Basic and diluted earnings per share from continuing operations - as reported	$0.30	$0.44	$0.58
Adjusted for:
Restructuring	0.38	0.06	0.13
Valuation provisions and investment writedowns	0.13	0.22	0.51
Other (gains) and charges	0.01	(0.09)	(0.25)
MDS Proteomics	-	0.47	0.24
Adjusted EPS	$0.82	$1.10	$1.21

Liquidity and capital resources

	2005	2004	Change	2003	Change
Cash and cash equivalents	$265	$296	(10%)	$260	14%
Operating working capital1	$84	$126	(33%)	$64	97%
Cash from continuing operating activities	$145	$182	(20%)	$269	(32%)
Current ratio (excludes net assets held for sale)	1.6	1.9	(16%)	1.9	-
Accounts receivable turnover	5.4	5.3	2%	5.7	(7%)

1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The decrease in the current ratio is mainly due to the elevated accounts payable and accrued liabilities position at year-end resulting from our restructuring program. The accounts receivable turnover ratio is in line with traditional levels.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. During the year, we negotiated a $500 million, five-year committed, revolving credit facility which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of October 31, 2005.

Our primary uses of cash flow are operational expenses, investment in capital, dividends, interest and principal payments on our debt securities and our share repurchase program. During the year, we renewed our normal course issuer bid (NCIB) which authorizes us to repurchase up to 12,382,572 Common shares from time to time for a one-year period ending June 20, 2006. The repurchase of shares, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors. In 2005, we repurchased and cancelled 799,000 Common shares for $13 million under the NCIB.

Cash provided by continuing operating activities was $145 million, representing a decrease of $37 million compared to last year. Valuation provisions and depreciation and amortization of long-term assets totalled $93 million (2004 - $175 million including the impact from MDS Proteomics) and represented the majority of the non-cash items that did not affect operating cash flow. Operating cash flow was significantly impacted by our foreign currency exposure in excess of our forward exchange contracts. Working capital at year-end was down by 33% or

$42 million, primarily due to higher levels of accounts payable and accrued liabilities related to our restructuring provision.

Cash used in investing activities (excluding discontinued operations) increased by $27 million. This increase was mainly due to incremental spending to maintain and renew our capital asset base, including the increase in the cost of the MAPLE project, and our investment in new products. Offsetting cash used in investing activities are proceeds received from the sale of our discontinued operations.

Cash used in financing activities (excluding discontinued operations) during the year was

$33 million, an increase of $26 million versus last year. The increase was mainly due to a

$5 million increase in cash dividend payments to shareholders. Financing activities in 2004 also included a $14 million deferred revenue cash inflow not repeated this year.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2006. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Certain items from our full-year 2005 consolidated statement of cash flows filed in the fourth quarter have been adjusted to reflect the reclassification of non-cash items.

Contractual obligations

The following table summarizes our contractual obligations as at October 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$13	$23	$109	$22	$33	$268
Operating leases	35	30	24	20	18	25
Other contractual obligations	90	68	62	60	55	147
	$138	$121	$195	$102	$106	$440

Long-term debt consisted of $368 million of senior unsecured notes issued under a private placement during 2003, a $35 million (US$30 million) note payable in connection with our MALDI acquisition last year, a $45 million non-interest bearing government loan and other commitments totalling $20 million.

We have long-term supply arrangements totalling $254 million with certain suppliers that provide us with radioisotopes. This amount is included in other contractual obligations. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of an original commitment totalling $211 million relating to the outsourcing of our information technology infrastructure to IBM and obligations pertaining to the implementation of our common business system. We are currently in discussions with this supplier to reduce this obligation and we have recorded certain charges in our restructuring reserves relating to this commitment.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Guarantees

In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Derivative instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to determine the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at October 31, 2005 was $3 million. We recorded a mark-to-market loss of $3 million as a result of the ineffectiveness of certain interest rate swaps during the fourth quarter of 2005.

Notes 1 and 25 to our consolidated financial statements provide more detail on our accounting for and quantity of derivatives.

Capitalization
	2005	2004	Change	2003	Change
Long-term debt	$468	$485	(4%)	$542	(11%)
Less: cash and cash equivalents	(265)	(296)	(10%)	(260)	14%
Net debt	203	189	7%	282	(33%)
Minority interest	20	21	(5%)	63	(67%)
Shareholders' equity	1,425	1,421	-	1,372	4%
Capital employed1	$1,648	$1,631	1%	$1,717	(5%)

1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased from $485 million to $468 million between October 2004 and October 2005. Loan payments were $1 million in 2005, compared to $2 million in the prior year. Overall, the change in long-term debt reflects the revaluation of our senior unsecured notes to year-end exchange rates. The US dollar depreciated by 4 cents (2004 - 10 cents)

between 2004 and 2005 year-ends, resulting in a further unrealized gain on this debt of

$11 million (2004 - $30 million) and bringing the total cumulative unrealized gain to $124 million. This unrealized gain is recorded in the cumulative translation adjustment account.

Share capital
	2005	2004	2003
Balance - Beginning of the year	141,826	141,122	140,507
Issued during the year	1,072	1,561	925
Repurchased and cancelled	(799)	(857)	(310)
Outstanding - end of year	142,099	141,826	141,122
Dividends declared per share	$0.13	$0.09	$0.10
Market price per share:
High	$21.65	$23.20	$23.95
Average	$18.37	$20.30	$20.13
Low	$15.39	$18.17	$17.43
Book value per share1	$10.03	$10.02	$10.10

1Book value per share is calculated as Common shareholders' equity divided by the number of Common shares outstanding.

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies

Approximately 95% of Life Sciences revenue is earned outside of Canada based on the customer's location, including 58% that results from exports from Canada. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.

We manage exchange rate risk principally through the use of foreign exchange contracts. At October 31, 2005, we had outstanding US dollar contracts and options in place to sell up to US$139 million and, in certain circumstances, up to US$179 million, at a weighted average exchange rate of C$1.22 maturing over the next eight months. We treat these contracts as hedges for accounting purposes.

In addition to foreign operations and export sales, our senior unsecured notes payable are denominated in US dollars. This long-term debt is considered a hedge of our net investment in our US operations. Depending on changes in the value of the US dollar, repayment of this debt may require more cash than the value of this debt as it is currently reported.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. MDS's policies and guidelines prevent it from using any derivative instrument for trading or speculative purposes.

MDS will continue to monitor its current and anticipated exposure to fluctuations in foreign currency exchange rates and enter into currency derivatives contracts to manage the exposure.

Government regulation and funding

The cost of compliance with government regulation is necessary and impacts most of our businesses. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide our products and services. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission.

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies. Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was the experience in 2005 for our Montreal bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices and customer quality and services.

Regulatory policies are designed to protect the public's health and can impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Our diagnostics businesses in Canada are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.

MAPLE project

We have contracted with Atomic Energy of Canada Limited (AECL) for the construction and operation of two new, special purpose reactors and a processing facility for the production of reactor-based isotopes. This project is currently five years behind schedule and nearly 200% over the initial budget. The project has encountered significant delays, and we have not been able to achieve satisfactory solutions to certain financial issues.

We continue to be disappointed with AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

In the absence of the MAPLE facility, we depend on the Nuclear Research Universal (NRU) reactor operated by AECL for the supply of the majority of our reactor isotopes. The NRU reactor has been a reliable source of reactor-based isotopes since the inception of the Company and we have never experienced a prolonged supply disruption from this reactor. The current operating license issued by the Canadian Nuclear Safety Commission (CNSC) for the NRU reactor has been extended from December 31, 2005 until July 31, 2006. The term of this license will now coincide with those of other AECL Chalk River facilities and this extension will allow time for AECL to complete a formal application for a five-year license renewal.

During 2005, $63 million of costs were capitalized with respect to the MAPLE reactor project, including $54 million of design, construction and installation costs, and $9 million of interest. At October 31, 2005, the total amount capitalized on this project was $393 million. This amount is net of cost-sharing payments which we have received to date from AECL and which are significantly less than the amount to which we believe we are entitled.

We expect to continue our current accounting practices for this project until construction is completed, following which we will cease capitalizing costs and will commence recording amortization expense. The change from capitalization to amortization is expected to take place gradually over a period of several months as production volumes from the older NRU reactor are transitioned to the new facility. Financial responsibility for decommissioning costs of both the NRU and the MAPLE facilities and liabilities related to any nuclear incidents are now and will remain the responsibility of AECL.

Construction costs for this project, as well as AECL's current estimates of operating costs, significantly exceed initial estimates. Financial responsibility for construction cost overruns and portions of pre- and post-commissioning operating costs are the subject of a dispute with

AECL. Earlier this year, we commenced a mediation process with AECL in an attempt to settle our dispute. Formal mediation proceedings were held during the fourth quarter and the mediation process is ongoing.

Given current uncertainties, it is not possible, at this time, to predict the final construction costs or operating costs that will be borne by MDS. Accordingly, it is also not possible to predict the overall impact on our operating profitability following the transition from the current operating environment to the new facility.

While we believe that the facility will eventually be completed and commissioned and will secure the necessary regulatory approvals, it is not possible to predict when these steps will occur. In the meantime, we depend upon the NRU reactor to supply the majority of our reactor isotopes.

Intellectual property

Our Life Sciences businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Acquisition and integration

MDS's growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus. Typically, such acquisitions have occurred in the Life Sciences segment. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development

During 2005, we recorded $31 million of research and development expenses, principally within our analytical instruments and isotope business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment. We manage our R&D projects independently and together with strategic alliance partners against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Supply of reactor isotopes

Radioisotopes used in nuclear medicine are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes such as molybdenum-99 and cobalt-60 is important to certain of our businesses.

We have taken steps to build additional cobalt processing capacity with a major supplier, Ontario Power Generation Inc., and established new or negotiated extensions of existing long-term supply arrangements to diversify and secure our source of supply. Changes in maintenance schedules or the continued operations of the reactors manufacturing cobalt could impact the availability and timing of our purchases.

Venture capital investments

The majority of MDS's venture capital investments are in biotechnology companies. We monitor our investees' capacity to raise and spend funds, develop a commercial market for their products and services as well as their regulatory approval experience. We have adopted a portfolio investment approach across the sector to reduce risk, while retaining exposure to high-growth companies. We carry venture investments on our books at cost. There exists a risk that the carrying value of such investments could be in excess of fair value due to market conditions and this could result in provisions to these investments.

Litigation and insurance

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $85 million to protect us from the financial risk associated with a claim made against us. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.
(millions of Canadian dollars, except earnings per share)				2005
	Oct	July	Apr	Jan
Net revenues	$390	$370	$360	$369
Operating income (loss)	$(34)	$26	$36	$48

Income (loss) from continuing operations	$(29)	$14	$25	$32
Net income (loss)	$(48)	$19	$30	$30
Earnings (loss) per share from continuing operations
Basic	$(0.21)	$0.10	$0.18	$0.22
Diluted	$(0.21)	$0.10	$0.18	$0.22
Earnings (loss) per share
Basic and diluted	$(0.34)	$0.14	$0.21	$0.21
	2004
	Oct	July	Apr	Jan
Net revenues	$375	$375	$369	$360
Operating income	$11	$67	$-	$59

Income (loss) from continuing operations	$5	$51	$(24)	$31
Net income (loss)	$9	$50	$(36)	$28
Earnings (loss) per share from continuing operations
Basic	$0.03	$0.36	$(0.17)	$0.22
Diluted	$0.03	$0.36	$(0.17)	$0.22
Earnings (loss) per share
Basic and diluted	$0.06	$0.35	$(0.25)	$0.19

Items that impact the comparability of operating income include:

  The second quarter of 2004 reflected charges related to the writedown of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $62 million.
  The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totalling $35 million.
  The third quarter of 2005 reflected restructuring charges of $5 million and a writedown of licensed technology of $8 million.
  The fourth quarter of 2005 reflected restructuring charges of $67 million and provisions related to long-term investments of $13 million.

Outlook

The outlook as we enter fiscal 2006 is encouraging. We expect to finalize a number of significant strategic initiatives during the year, and to resolve significant uncertainties that we currently face. We will make substantial progress towards our goal of being a more competitive and tightly focused participant in the fast-growing global life sciences markets.

The most significant strategic initiative announced on September 1, 2005 relates to our diagnostics business. We expect to find an alternative ownership structure for our diagnostics business and to complete our exit from this business by the end of the calendar year. We are considering a number of alternatives, ranging from an outright sale to a tax-efficient distribution to shareholders. Each of the alternatives is being assessed based on its ability to maximize value for MDS shareholders.

In fiscal 2005, our diagnostics business contributed 22% of consolidated revenues and 29% of adjusted EBITDA (after the allocation of shared costs). Without diagnostics, our financial position, cash flows and operating results will be very different.

We have made progress since year-end related to our changed strategic focus. We have completed the sale of our interest in Source Medical for $79 million, begun negotiations with our partners in Calgary to sell our interest in CLS, commenced marketing of the early-stage pharmaceutical research services businesses that have been classified as discontinued, and initiated the process of monetizing our interest in MDS Capital Corp. We expect to complete transactions in each of these areas by mid-2006.

Foreign currency will remain an important issue for our continuing operations. Approximately 95% of our life sciences revenues originate outside of Canada, and the majority of these revenues are denominated in foreign currencies, particularly the US dollar and the Euro. The continuing steady decline of both of these currencies against the Canadian dollar presents a challenge that we are focused on. We have traditionally hedged a significant portion of our Canadian export revenues and we have benefited substantially from this strategy in recent years. The protection afforded by these hedges at attractive rates is diminished as we enter 2006 and accordingly this will have an impact on our operating income for the year.

Our September 1st announcement made reference to restructuring plans that will facilitate our goal of becoming more globally competitive. By the end of December 2005, we had completed most of the planned force reduction and streamlined the organization accordingly. We have also made progress towards reducing the scope and cost of our IT support infrastructure. Discussions with the suppliers of these services are well advanced.

The overall objective of the restructuring is to reduce our SG&A spending and to improve our EBITDA margin by 150 to 250 basis points on a currency-adjusted basis. Our businesses, too, are focused on becoming more competitive. Our pharmaceutical research services business has been realigned to be more responsive to customer needs in early-stage research services. The business mix has also changed, as we have discontinued some less profitable businesses and filled in critical niches with acquisitions and expansions in areas where we believe we have a competitive advantage. We are concentrating on new, high potential initiatives such as our participation in the Biomarker Alliance, announced in 2005.

We dedicated significant resources in 2005 to resolving the FDA review issues and have made good progress. We expect this review to be completed early in the second quarter, as agreed to with the FDA.

We secured a major supply contract for cobalt in 2005, which will supplement our already strong relationships in this market. Supply constraints for cobalt-60 have been a challenge for us in recent years, and while we expect to continue to be supply-constrained in this market, this new contract will contribute to making this issue less critical in the future.

We are also encouraged by the progress made to date in our mediation efforts with AECL. Both parties have been working constructively to resolve outstanding issues pertaining to the MAPLE reactor project. We are hopeful that a formal agreement can be reached in the first half of 2006. While technical issues exist related to the reactors, we continue to believe that these will be resolved in time.

Our analytical instruments business continues to perform well, and growth has been strong, offset by the impact of the US dollar. We launched five new products in 2005, including the CellKey™ System, our first product in the cellular assay market. We are beginning manufacturing activities at our new Singapore plant to handle this product. We have been pleased with the acceptance of the new MALDI-TOF products and new models from our core LC/MS platforms. While markets were relatively slow in the early part of fiscal 2005, we saw encouraging signs of increasing market strength later in the year.

Our commitment to change and improvement includes an ongoing review of our financial and other disclosures. As 2006 progresses, we expect to continue to expand and improve on financial disclosures related to our businesses, and we are investigating reporting alternatives to ensure that we are providing users of our financial reports with sufficient and meaningful information. In this regard, following the exit from our diagnostics business, we expect to move towards US-dollar and US GAAP reporting to align our reporting with that of the majority of our publicly traded peer group.

Changes in accounting standards

On November 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 , "Asset Retirement Obligations". This section describes how to recognize and measure liabilities related to legal obligations of retiring capital assets.

We have an asset retirement obligation relating to regulatory decommissioning costs of a facility located in Kanata, Ontario. We do not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

On November 1, 2004, the Company adopted CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities". This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

In June 2005, the CICA issued Handbook Section 3831, "Non-monetary Transactions" to revise and replace the current standards on non-monetary transactions. We have chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach which used the culmination of the earnings process as the test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this guideline did not have an impact on our consolidated financial statements.

In January 2005, the CICA issued Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments - Recognition and Measurement", and 3865, "Hedges". Under the new standards: a new location for recognizing certain gains and losses - other comprehensive income - has been introduced, providing for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner;

existing requirements for hedge accounting are extended; and all financial instruments, including derivatives, are to be included on a company's balance sheet and measured (in most cases) at fair value. The new standards have to be adopted by the Company at the latest for the year beginning November 1, 2006.

We are currently assessing the potential impact of these new standards on our consolidated financial statements.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in Note 28 to the consolidated financial statements.

Our significant accounting policies are contained in Note 1 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Revenue recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns, exchanges and warranty obligations are insignificant in our product-based businesses.

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped; however, we recognize revenue (less the minimal holdback amount subject to final approval) based on shipping terms which identify when the title has passed to the customer.

Full revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and historically we have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, usually pro rata as costs are incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded as unbilled revenue on our consolidated statement of financial position. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as unbilled revenue. If recoverability is in doubt, the value of unbilled revenue is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the consolidated statement of financial position.

Valuation of goodwill

Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. Assessing the fair value of a reporting unit requires that we make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result. As at October 31, 2005, we recorded an $18 million impairment charge for reporting units classified as discontinued operations.

Intangible assets

Intangible assets include the value of acquired technology, patents, customer relationships, and long-term service contracts. In addition to acquired assets, intangible assets include the deferred costs of developing certain products and the pre-operating costs associated with new facilities. Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, ranging from three to seven years. Because intangible assets are usually associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Valuation of long-term investments

Long-term investments that are carried at cost or accounted for using the equity method are reviewed to determine whether fair value is below carrying value. We maintain portfolio investments in a number of public and private companies. An investment is considered impaired if any such decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Capital assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets. Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates of future cash flows.

On May 1, 2005, the Company commenced the amortization of capitalized information technology costs related to the common business system initiative. These capitalized costs will be amortized on a straight-line basis over seven years. The Company's existing policy amortizes computer systems on a straight-line basis over a maximum of three years. This is a change to reflect the estimated life of these new assets.

Research and development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with other intangible assets on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted, expected, net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin.

Income taxes

We operate globally and are, therefore, subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our consolidated statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets requires us to determine whether it is more likely than not that all or a portion of the future tax assets will be realized from such items as loss carryforwards and the future tax depreciation of capital assets. At each quarter-end we assess the valuation of future tax assets at each quarter-end and establish or adjust a valuation reserve if necessary. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Restructuring charges

We have approved plans to restructure certain operations and, as such, we are required to establish critical estimates surrounding exit costs and workforce reductions. Because the determination of the restructuring provision is a complex process and the roll out of a restructuring plan could span multiple periods, we might be required to update estimates to reflect actual payments made. Any adjustments made will be disclosed in the notes to our consolidated financial statements.

Employee future benefits

Certain estimates and assumptions are used to actuarially determine the Company's defined pension and employee future benefit obligations. The expected rate of return on plan assets, discount rate, rate of compensation increase and health care cost trend rate are important elements of cost and/or obligation measurement.

The discount rate, which is determined annually, allows us to reflect estimated future benefit payments at their present value on the measurement date, and is based on market rates for high-quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit cost and obligation.

Accounting standards and policies - Controls and procedures

Based on current U.S. Securities and Exchange Commission (SEC) rules as required by the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer will be required to certify as at October 31, 2006 that they have assessed the effectiveness of internal controls over financial reporting.

In preparation for this certification, the Company has dedicated resources in place to document the internal control environment and evaluate its design and operating effectiveness. These resources have also been actively engaged with the Company's external auditors in the development and implementation of the activities necessary to meet the requirements of the Sarbanes-Oxley Act of 2002.

An evaluation was performed under the supervision and with participation of the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2005. Based on that evaluation, the Company's management concluded that the Company's disclosure controls and procedures were effective as of October 31, 2005.