Form 40-F
MDS INC
filed 2007-01-26
CIK 1057698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F
[Check one]
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2006	Commission File Number___01-15016

MDS INC. (Exact name of Registrant as specified in its charter)

Canada (Federal) (Province or other jurisdiction of incorporation or organization)
8099 (Primary Standard Industrial Classification Code Number (if applicable))
98-0170107 (I.R.S. Employer Identification Number (if applicable))
Suite 300, West Tower 2700 Matheson Blvd., East Mississauga, Ontario Canada L4W 4V9 (416) 213-4082 (Address and telephone number of Registrant's principal executive offices)
MDS Pharma Services (US) Inc.,
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

The Registrant had 144,319,249 Common Shares outstanding as at October 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ] No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

Documents Filed Under Cover of this Form

Document No. 1: Annual Information Form of MDS Inc. for the year ended October 31, 2006.

Document No. 2: Audited Consolidated Financial Statements for the year ended October 31, 2006, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles.

Document No. 3: Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2006.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 40-F (Form 40-F), including the exhibits attached hereto and any amendments, supplements, or modifications hereof or thereof, contains statements that are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a sufficient quantity of raw materials, particularly cobalt; a reliable source of supply of critical nuclear isotopes; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

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

In this Form 40-F, unless the context otherwise requires, references to “we”, “us”, “our”, or similar terms, as well as references to “MDS”, the “Company”, or the “Registrant” refer to MDS Inc.

Document No. 1
MDS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2006

January 16, 2007
Toronto, Canada

MDS and design, MDS Sciex, ELAN, CellKey™, MALDI-TOF™, MDS Pharma Services, and “Science advancing health” are trademarks of MDS Inc. or its subsidiaries.

INTERPRETATION
ITEMS AFFECTING THE COMPARABILITY OF FINANCIAL INFORMATION OF PRIOR YEARS
DOCUMENTS INCORPORATED BY REFERENCE
CAUTION REGARDING FORWARD-LOOKING INFORMATION
1.CORPORATE STRUCTURE
1.1Jurisdiction of Incorporation and Articles
1.2Current Organization
2.GENERAL DEVELOPMENT OF THE BUSINESSES OF MDS
2.1Overview
2.1.1Life Sciences
2.1.2Diagnostics
2.1.3Customers
2.1.4Employees
2.2Recent Industry Developments
2.3Business Strategy of MDS
2.4Financial and Other Developments
2.4.1Capital Structure
2.4.2Acquisitions
2.4.3Divestitures and Discontinuances
3.NARRATIVE DESCRIPTION OF THE BUSINESSES OF MDS
3.1Reportable Industry Segments
3.2Pharmaceutical Research Services (MDS Pharma Services)
3.3Isotopes and Molecular Imaging (MDS Nordion)
3.4 Analytical Instruments (MDS Sciex)
3.5Diagnostics
3.6Significant Investees
3.6.1MDS Capital Corp
3.6.2Iconix Biosciences, Inc.
3.7Principal Facilities
3.8Research and Development
3.9Environmental Compliance
3.10Other Business Matters
3.10.1Risk Factors
3.10.2Legal Proceedings
3.10.3Interest of Management and Others in Material Transactions
3.10.4Transfer Agent and Registrar
3.10.5Material Contracts
3.10.6Experts
4.SELECTED CONSOLIDATED FINANCIAL INFORMATION
4.1Summary Annual Information (Year to October 31)
4.2Dividends
4.3Capital Structure
5.MANAGEMENT’S DISCUSSION AND ANALYSIS43
6.MARKET FOR SECURITIES43
7.DIRECTORS AND OFFICERS44
7.1Directors44
7.2Executive Officers44
7.3Additional Disclosure for Directors and Executive Officers45
8.AUDIT COMMITTEE INFORMATION47
8.1Composition of the Audit Committee47
8.2Auditor Service Fees48
8.3Pre-approval policies and Procedures49
9.ADDITIONAL INFORMATION49
APPENDIX I - MDS INC. AUDIT COMMITTEE CHARTER50
APPENDIX II - DEFINITIONS58

MDS INC.
ANNUAL INFORMATION FORM

INTERPRETATION

In this Annual Information Form (“AIF”), “we”, “us”, “our”, “MDS”, and “the Company” are used to refer to MDS Inc., its subsidiaries and joint ventures. In this AIF, all references to specific years are references to the fiscal year ended October 31. All references to “$” or “dollars” are references to Canadian dollars, unless otherwise specified.

Certain terms and abbreviations used in this AIF are defined in Appendix II - Definitions.

ITEMS AFFECTING THE COMPARABILITY OF FINANCIAL INFORMATION OF PRIOR YEARS

All financial references in this document exclude our discontinued generic radiopharmaceuticals operations, our U.S., and Canadian laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation (“Source”) unless otherwise indicated. All financial references for the prior years have been restated to reflect this treatment. From the amounts reported in our 2005 Annual Report, revenues for 2005 and 2004 have been reduced by $335million and $ 338 million, respectively, and income from continuing operations for 2005 and 2004 have been reduced by $41 million and $40 million, respectively.

Under accounting standards in effect before May 1, 2003, other businesses sold in the years covered by these consolidated financial statements did not qualify as discontinued operations and have not been presented as such herein.

Certain figures for fiscal 2005 have been reclassified to conform to the fiscal 2006 consolidated financial statement presentation.

DOCUMENTS INCORPORATED BY REFERENCE

The following sections of the MDS 2006 Annual Report (the “2006 Annual Report”) are incorporated by reference into this AIF:

1. The audited consolidated financial statements of MDS Inc. for the years ended October 31, 2006, October 31, 2005 and October 31, 2004, reported on by Ernst & Young LLP, Chartered Accountants (the “2006 Financial Statements”) on pages 27 to 62 of the 2006 Annual Financial Review; and

2. Management’s Discussion and Analysis of financial condition and results of operations of MDS Inc. (the “2006 MD&A”) contained on pages 1 to 26 of the 2006 Annual Financial Review.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goal, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections, and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectation, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.

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

1.1 Jurisdiction of Incorporation and Articles

The Company was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited. The Company changed its name to MDS Health Group Limited in April of 1973 and to MDS Inc. in November 1996. The Company was continued under the Canada Business Corporations Act (the “CBCA”) in October 1978 and remains subject to that statute.

The head office of MDS, and its principal place of business, is located at 2700 Matheson Boulevard East, Suite 300, West Tower, Mississauga, Ontario, Canada, L4W 4V9.

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

The following significant operating subsidiaries are wholly owned by MDS:

Significant operating subsidiaries:

➢ MDS (Canada) Inc.; a Canadian (CBCA) corporation;

➢ MDS Pharma Services (US) Inc., a Nebraska corporation;

Other significant subsidiaries:

➢ MDS Nordion Europe SA (“NESA”), a Belgian corporation;

➢ MDS Pharma Services Central Lab S.A.S., a French corporation;

➢ MDS Pharma Services S.A.S., a French corporation;

➢ MDS Pharma Services France S.A.S., a French corporation;

➢ MDS Pharma Services Espana, S.A., a Spanish corporation;

➢ MDS Pharma Services Central Lab GmbH, a German corporation;

➢ MDS Pharma Services GB Limited, a UK corporation;

➢ MDS Pharma Services Switzerland AG, a Swiss corporation;

➢ MDS Life Sciences (Singapore) Pte. Ltd., a Singapore corporation; and

➢ MDS Pharma Services “Taiwan”, Ltd., a Taiwanese corporation.

In addition to these subsidiaries, MDS owns a 99.6% non-controlling equity interest in LPBP Inc., an Ontario corporation.

As at October 31, 2005, the Company owned a 50% interest in Source, a Canadian corporation. On November 22, 2005 the Company sold its 50% interest in Source to its partner, Cardinal Health Inc., for $79 million.

The Company also conducts business through the following significant partnerships:

➢ Applied Biosystems MDS Sciex Instruments (“AB/MDS Sciex”), a partnership established under the laws of Ontario in which MDS holds a 50% interest.

➢ PerkinElmer MDS Sciex Instruments (“Perkin Elmer/MDS Sciex”), a partnership established under the laws of Ontario in which MDS holds a 50% interest.

The Company conducts the majority of its diagnostics business through the following partnerships:

➢ MDS Laboratory Services, L.P., a partnership established under the laws of Ontario in which MDS holds an indirect 99.6% interest.

➢ Metro-McNair Clinical Laboratories Limited Partnership (“Metro-McNair”), a limited partnership established under the laws of British Columbia in which MDS holds a 75% interest;

The entities outlined above are consolidated in the financial statements of MDS and are referred to hereafter as subsidiaries, with the exception of PerkinElmer/MDS Sciex, AB/MDS Sciex, each of which is accounted for on a proportionately consolidated basis.

In addition to its subsidiaries, the Company has significant influence over and equity accounts for a number of laboratory businesses. The Company has a 45% interest in MDS Capital Corp., and an 18% interest in Iconix Biosciences, Inc. (each of which is described under the heading “3.6 - Significant Investees”).

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

MDS operates in three business segments within the Life Sciences Industry: Pharmaceutical Research Services; Isotopes and molecular imaging; and Analytical Instruments.

In September 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company’s areas of focus. The announcement also referred to our restructuring plan to reduce overhead and better align resources and infrastructure costs.

During fiscal 2005, we discontinued certain early-stage businesses within our pharmaceutical research services business, a business unit of the Life Sciences segment, and, consistent with our strategic plan, our interests in Source and CLS were classified as discontinued operations. In November 2005, the Company sold its interest in Source to Cardinal Health Inc. for $79 million, and in April 2006, the Calgary Health Region exercised its option to acquire the Company’s partnership interest in CLS for $21 million.

On October 5, 2006, MDS announced the signing of a series of agreements to sell its remaining Canadian diagnostics businesses for total proceeds of $1.3 billion. The Company expects net proceeds of approximately $1.1 billion after closing costs and payments to holders of minority interest. As a result of these agreements, the Company is now treating the entire diagnostics segment as discontinued. This transaction is expected to close by January 31, 2007 and is in line with the September 2005 announcement to reposition MDS as a global life sciences company.

2.1.1 Life Sciences

The Company has three Life Sciences business segments: MDS Pharma Services, which provides pharmaceutical contract research; MDS Nordion, which involves molecular imaging and radiotherapeutics; and MDS Sciex, which involves the development and manufacture of analytical instruments.

In 1981, MDS entered the analytical instruments business with the acquisition of Sciex (acronym for “SCIentific EXport”).

In 1992, MDS acquired an initial 83% interest in Nordion International Inc. from the Canadian Development Investment Corporation pursuant to a privatization initiative by Atomic Energy of Canada Limited (“AECL”), thereby expanding its operations into medical isotope manufacturing and distribution. Commencing in 1995, the Company increased its ownership interest in Nordion to 100%. In 1998, MDS expanded into isotope-based radiation therapy with the acquisition of 100% of Theratronics.

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

2.1.2 Diagnostics

Until 2006, the Company also operated in the healthcare industry primarily through its Canadian clinical laboratory operations, MDS Laboratory Services. From its inception, clinical laboratory services have been a major business focus of the Company. As a result of a series of acquisitions and investments, MDS operates clinical laboratories and manages hospital laboratory systems in Canada. The Company’s largest laboratory operations are in Ontario and British Columbia. Other, smaller laboratory and laboratory support operations exist in Alberta, Quebec, and Manitoba. Prior to May 2004, MDS provided support services under contract for the hospital laboratory networks in Saskatchewan. Effective May 7, 2004, MDS ceased to be the contract holder for this business.

Prior to fiscal 2004, MDS was pursuing a strategy to build a US laboratory business based on managing laboratory networks for affiliated hospital groups. As a result of unsatisfactory sales and operating results and business development climate, in 2004 MDS began to exit this business and as at October 31, 2005 had fully exited the remaining US operations.

2.1.3 Customers

Customers of the Company’s Life Sciences businesses include a broad range of manufacturers of medical products including pharmaceutical manufacturers, biotechnology companies, and manufacturers of medical supplies and devices. These customers are located in essentially all major international markets.

Through its Canadian diagnostics business, the Company provides products and services directly to healthcare providers, including physicians and hospitals.

No single customer accounted for more than 10% of the consolidated revenues of the Company for the fiscal year ended October 31, 2006.

Revenues earned outside of Canada, reflecting export sales, along with revenues earned by operating units based outside of Canada, made up approximately 95% of net revenues for 2006.

2.1.4 Employees

At October 31, 2006, MDS had approximately 5,600 employees in 28 countries in its continuing life sciences businesses and approximately 2,700 employees in its discontinued Canadian laboratory services business.

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

A string of recent adverse events affecting a number of large market pharmaceutical products has placed added scrutiny on the drug approval process in the US There are increasing calls for more regulation of the approval process as a result. The impact of this on the rate and cost of drug innovation is uncertain.

There is growing activity between pharmaceutical companies having large research budgets and smaller biotechnology companies that have smaller budgets but rich pipelines of possible new discoveries. Advances in biotechnology, genomics, and proteomics have created a better understanding of how diseases function both at a molecular level and as part of a biological system that biotechnology companies are seeking to exploit. Large pharmaceutical companies are increasingly providing funding to these smaller companies in return for rights to further develop and market products resulting from these discoveries, or buying these smaller companies outright.

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

The evolving sciences of genomics and proteomics are expected to eventually lead to significant advances in diagnosis and treatment of disease. The completion of the first stage of the Human Genome Project in 2000 laid the groundwork for many of these advances. Research into proteomics is expected to further improve the information and products used in the treatment of disease. Thus far the conversion of these technologies into new drug discoveries has been disappointing; however, interest in this area remains strong. Much of this interest is now focused on biomarkers as a near-term application of the evolving science.

It is anticipated that these technological advances may lead to more effective medicines. In addition, these technologies are expected to lead to more accurate diagnosis at an earlier disease stage, which will in turn lead to treatment that is more effective. A number of new developments also promise better disease prevention alternatives.

2.3 Business Strategy of MDS

The Company’s strategy is to focus resources and management on opportunities within the fast-growing global life sciences markets, which includes a focus on our pharmaceutical contract research business (served by MDS Pharma Services), molecular imaging and radiotherapeutics (served by MDS Nordion), and analytical instruments (served by MDS Sciex). Organic growth will be supplemented by carefully chosen acquisitions. Increasingly, technological leadership will be the main method of differentiation among participants in these markets.

MDS Pharma Services (see Section 3.2) is building a global contract research capability across most phases of drug development. The segment is the sixth largest contract research organization (“CRO”) globally, and the largest CRO in early-stage research (Discovery through Phase IIa). The current focus of MDS Pharma Services is the profitability of this segment in all businesses and regions.

MDS Nordion (see Section 3.3) is the largest global provider of nuclear isotopes used in molecular imaging and sterilization. Securing reliable sources of supply for key isotopes and building safe, dependable logistics capability are key strategic objectives for this core business. MDS Nordion is also focused on identifying new uses for medical isotopes and building the necessary manufacturing and development capabilities to be the provider of choice for companies that are developing new products with isotopic applications.

MDS Sciex (see Section 3.4) is focused on higher end analytical instrumentation based on the principles of mass spectrometry. This segment relies heavily on leading edge research and engineering to develop instruments that have a clear advantage over competitive offerings as measured by instrument sensitivity and/or speed. In order to focus efforts in this area of expertise, MDS Sciex takes its products to market predominantly through partnerships with companies who take primary responsibility for marketing, sales, and after-sales support.

2.4 Financial and Other Developments

Factors affecting the comparability of the Company’s financial data for fiscal years 2004 through 2006 include the following:

2.4.1 Capital Structure

➢
In December 2002, the Company completed a private placement of US$311 million of senior unsecured notes (the “Senior Unsecured Notes”). The Senior Unsecured Notes bear interest at rates between 5.15% and 6.19% per annum and have maturities ranging from December 2007 to December 2012.

➢
In 2005, the Company negotiated a new $500 million, five-year committed, revolving credit facility which replaced the Company’s previous $225 million credit facility. As at October 31, 2006, the facility remained undrawn.

2.4.2 Acquisitions

➢
During 2004, MDS acquired a 50% interest in intellectual property assets related to existing Applied Biosystems Inc. MALDI Time-of-Flight (“TOF”) mass spectrometry systems and next-generation products under development, together with a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets for US$40 million. In 2005, the purchase price was renegotiated and reduced by US$2 million.

➢
During 2005, MDS acquired SkeleTech Inc., a therapeutically focused CRO providing pre-clinical discovery and development services in bone and central nervous systems biologies, for consideration of US$6 million. The purchase agreement includes a provision for contingent consideration of US$2 million, payable to the vendors if certain profitability levels are attained in fiscal 2006. During 2006, a payment for US$1 million was made to the vendors under this agreement.

2.4.3 Divestitures and Discontinuances

➢
During 2003, MDS decided to discontinue operations and conduct an orderly exit from a generic radiopharmaceutical business in Belgium. This portion of the business in Belgium was subject to increased regulatory standards compliance that would have required significant investment in plant and equipment that could not be justified by the returns generated by the business. This orderly exit was finalized during 2006.

➢
During 2004, the Company reduced its investment in Protana Inc. (formerly MDS Proteomics Inc.) from 89% to 48.4%. In 2005, Protana Inc. filed for protection under the Bankruptcy and Insolvency Act (Canada) and an interim receiver sold certain of the assets of the company.

➢	During 2004, MDS sold its laboratory operations in Tennessee, New York, and Georgia, realizing total proceeds of $35 million.

➢
Effective May 1, 2004, MDS participated in a financial reorganization of Hemosol Inc., an Ontario research and development company in which MDS held an 11% interest. Under the terms of the reorganization, MDS transferred ownership of its Ontario laboratory business to Hemosol Inc. (since re-named LPBP Inc.) in exchange for a 99.6% equity interest (47.5% voting interest) in that company. As a result of this transaction, the Company has benefited from significant tax loss carry forwards, research and development expense pools, and investment tax credits, having an estimated combined value at the time of the transaction of $120 million. These tax assets were accumulated by Hemosol Inc. from a blood products business operated by that company prior to the reorganization. The cost to MDS to gain access to these tax assets totalled $19 million, comprising a $16 million cash transfer to Hemosol Corp., a successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs. On December 2, 2005, Hemosol Corp. filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and a receiver was appointed. During 2006, MDS provided debtor-in-possession financing totalling $1.5 million to support liquidation efforts. On November 3, 2006, MDS sold its interest in the secured debt and debtor-in-possession financing for $14.5 million.

➢
In 2005, the Company’s management announced its commitment to a plan to divest a number of business operations that were no longer part of the Company’s strategic plan. During 2005, the Company’s interest in Source was classified as a discontinued operation, and as stated previously, in November, 2005, the Company disposed of its interest in Source. In addition, during 2006, the Company’s partner in CLS exercised its right to buy out the Company’s partnership interest.

➢
In 2005, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and in vitro Pharmacology operations within the MDS Pharma Services segment. These businesses have also been classified as discontinued operations. During 2006, these businesses were either sold or shut down.

➢
On October 5, 2006, the Company entered into a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services to Borealis Infrastructure Management Inc. for net proceeds of $1.1 billion. This transaction is expected to close by January 31, 2007.

➢
In February 2006, MDS and AECL reached a settlement on disputes related to the MAPLE dedicated isotope reactor, which resulted in MDS exchanging its interest in the reactor for a long-term isotope supply contract (See Section 3.3.)

3.	NARRATIVE DESCRIPTION OF THE BUSINESSES OF MDS

3.1 Reportable Industry Segments

The Company operates in the following business segments:

Pharmaceutical Research Services (MDS Pharma Services)

Operating as MDS Pharma Services, this business unit provides research services and is the world leader in contract research from pre-clinical development to Phase II(a) clinical trials for innovative and generic pharmaceutical companies and for biotechnology companies as well as consumer product and drug delivery companies.

Isotopes and Molecular Imaging (MDS Nordion)

Operating as MDS Nordion, this business unit is a global leader in the production of isotopes used in the diagnosis and treatment of disease and isotopes used to sterilize medical and other products, including food. In addition, this business unit includes the manufacture and sale of isotope-based cancer therapy equipment.

Analytical Instruments (MDS Sciex)

Operating as MDS Sciex, this business unit focuses on the design, development, and manufacture of market-leading analytical instruments based on principles of mass spectrometry and related operating systems, software and other products. These products are sold through the AB/MDS Sciex and PerkinElmer/MDS Sciex partnerships to pharmaceutical and biotechnology customers as well as to academia and environmental end-use markets.

In addition, prior to the fourth quarter of 2006, the Company’s business included:
Diagnostics

Prior to entering into a series of agreements, as disclosed under “2.4.3 - Divestitures and Discontinuances”, the Company was, through various operating business units, the leading provider of diagnostic laboratory services in Canada.

Medical Products Distribution

Prior to the sale of Source in November 2005, as disclosed under “2.4.3 - Divestitures and Discontinuances”, the Company was a partner in the largest provider of distribution services for medical products in Canada, supplying hospitals and alternative care sites.

3.2 Pharmaceutical Research Services (MDS Pharma Services)

MDS operates as a global CRO under the trade name MDS Pharma Services. MDS Pharma Services is one of the top global CROs and has been highly rated for customer service and quality by CenterWatch, a leading industry publication. The main focus for MDS Pharma Services is early-stage pharmaceutical research services (from discovery to Phase IIa) and the Company has a growing presence in later-stage research as well. MDS Pharma Services operates as a CRO in 26 countries.

Industry Background

During the 1970’s, integrated pharmaceutical companies conducted the majority of research leading up to development of pharmaceutical products in-house. At that time, the only significant function that was contracted out was pre-clinical toxicology screening.

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

As a result, companies began to outsource to meet the occasional surge in internal demand that could not be addressed with in-house capabilities. In an effort to reduce both time and costs, major drug companies began outsourcing portions of the development work to companies that provide specialized research services. These companies have become known as Contract Research Organizations or CROs. Individual CROs tend to specialize in particular stages of the drug development process and, therefore, develop expertise in those areas. Reliance on CRO expertise can enable the pharmaceutical companies to achieve cost efficiencies and to shorten the research time for that stage of the development process while avoiding capital investments.

The decision by MDS to enter the CRO business in 1995 was influenced by a number of key trends that were beginning to affect the industry. The Company believes that these trends remain in place. In particular, corporate mergers and cost containment pressures at pharmaceutical companies are expected to continue to lead to downsizing of in-house research and development capabilities and pharmaceutical companies are anticipated to continue to focus increasingly on marketing and product distribution. Outside suppliers will increasingly be relied upon to provide services previously secured from in-house departments. Aside from reducing infrastructure costs for the pharmaceutical companies, outsourcing is expected to lead to reduced cycle time for development. Outsourcing this activity may also lead to development of drug candidates which have a small market and might have been ignored by larger pharmaceutical companies which require large-market drugs to cover the costs of their marketing and distribution channels.

Globalization of pharmaceutical markets driven by ongoing mergers of major international pharmaceutical companies has influenced the selection of a CRO. Those with an international presence and the ability to conduct trials in multiple jurisdictions have greater chances of becoming preferred suppliers. The growth of the biotechnology industry is also significantly influencing the growth of CROs, as many smaller biotechnology companies elect not to build the infrastructure to conduct the various phases of the development of their products in-house.

A general overview of the drug development process is provided in the diagram below:

Overview of Business

Headquartered near Philadelphia, MDS Pharma Services provides contract research services to pharmaceutical manufacturers and biotechnology companies, focusing particularly on pre-clinical and early clinical drug development (up to Phase IIa clinical trials). MDS has provided services to pharmaceutical manufacturers since 1992, beginning as a centralized support laboratory providing testing services in connection with Phase III clinical trials. MDS is now the largest and most integrated CRO in the pre-clinical and early clinical segment of the market and a developing competitor in late-stage clinical trials.

The pharmaceutical research process can be broken down into three primary components: laboratory-based research, clinic-based testing, and out-patient based testing. MDS includes most laboratory-based research and clinic-based research in early-stage and the Company has been the leading competitor in this phase of research based on the installed base of mass spectrometers and on the number of available clinic beds. The Company’s significant capacity in each of these areas enables it to take on client work on very short notice and to develop the necessary expertise in these fields to participate in the most complex studies.

Key lines of business for this division include:

➢	Pharmacology, in which the Company’s vast library of assays is applied to study the effects of compounds on living organisms and in-vitro targets.

➢	Drug Safety in which advanced understanding of drug safety and toxicology is obtained under strict Good Laboratory Practices (“GLP”) regulated conditions.

➢	Bioanalysis in which advanced technology and analytical science is applied to biological fluids to gain an understanding of the drug’s absorption, distribution, metabolisation and elimination.

➢
Early-stage clinical or first-in-man testing, in which new investigational drugs are tested for the first time in healthy volunteers to assess drug safety and to determine how the drugs are processed by the body.

➢
Late-stage clinical or traditional clinical trials, in which investigational drugs are tested in volunteers exhibiting the condition the drug is intended to affect to determine the relative efficacy of the drug under study.

➢	Central laboratory, a support service for late-stage trials, through which samples taken from study participants are run against standard assays to determine the safety and effectiveness of the drug.

Significant pre-clinical and early clinical operations are in Montreal Quebec, Lincoln Nebraska, Phoenix Arizona, Bothell Washington, Neptune New Jersey, Belfast Northern Ireland, Sittingbourne United Kingdom, Zurich Switzerland, Lyon France, and Hamburg Germany. These facilities include clinic locations and laboratories, as well as other development facilities.

Management of late-stage clinical trials on behalf of clients is conducted globally. Significant clinical offices include Philadelphia Pennsylvania, Irvine California, Paris France, Winnersh United Kingdom, and Madrid Spain, along with smaller offices in a number of other countries. In addition, the Company has central laboratory locations in Toronto Canada, New Jersey USA, Paris France, Beijing China, Singapore and Hamburg Germany.

Globally, approximately 4,000 employees work in MDS Pharma Services.

Strategy

MDS Pharma Services is currently one of the leading CROs in the world. Management expects to continue to expand its global capabilities through organic growth and through acquisition. The acquisition strategy of the Company is to focus on targets that extend leadership in key fields and leverage existing assets. Where operations do not meet the Company's expected returns, or they do not fit with the overall direction in adding value to the range of services, MDS has sought to divest these businesses. During 2006, MDS sold or closed a number of smaller, non-strategic lines of business.

Competitors

The growth of the contract research industry has been dependent on the increase in outsourcing by pharmaceutical and biotechnology companies. The market has experienced high growth rates and has become highly competitive. Competition for individual research contracts often includes in-house research departments of pharmaceutical and biotechnology companies, as well as universities, teaching hospitals, and other CROs. Industry consolidation and globalization have affected pharmaceutical companies as well as CROs resulting in the use of fewer, larger CROs. The Company believes that outsourcing will continue to grow as an economically attractive alternative to in-house research.

Companies active in this industry, including MDS, may improve their competitive position by leveraging scale, which enhances the ability to service clients in their preferred location or in a more timely fashion, and internal operating efficiencies, which translates into sound and predicable execution and opportunity for competitive pricing/premium margins. In addition, we believe that our expertise and capabilities result in a unique offering that contributes to our competitive position. MDS Pharma Services’ strength in Pharmacology, Early Clinical Research and Bioanalytical Sciences and its broad configuration, allows it to integrate its offerings under complete Drug Development Programs to help biotech firms move their compounds through the development stages more rapidly.

The majority of competitors have been focused primarily on later stages of the drug development process (Phase II-IV clinical research). Late-stage competitors include several multinational companies such as Quintiles Transnational Corp., Parexel International, Corp., PPD, Inc., and PharmaNet Development Group, Inc. Early-stage (preclinical to Phase IIa) competitors include Covance, Inc. and Charles River Laboratories Inc. Several of the Company’s CRO competitors are significantly larger than MDS and may have greater financial and technical resources.

3.3 Isotopes and Molecular Imaging (MDS Nordion)

MDS is a world leader in medical isotopes for molecular imaging, development, and manufacturing of radiotherapeutics and sterilization. Exports of these materials to over 60 countries account for more than 97% of total sales by this business.

Industry Background

In molecular imaging, isotopes are used because of their ability to assist in diagnostic procedures such as single photon emission computed tomography and positron emission tomography. When formulated with chemical compounds that are attracted to or accumulate in particular types of tissue, these isotopes can aid physicians in the identification and treatment of certain diseases. . Certain other isotopes can be used to deliver direct radiation therapy to cancerous cells using same principles of targeted therapy.

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

Processing raw isotopes into a form suitable for the intended use is highly complex. Many isotopes used for molecular imaging have a limited half-life. This imposes constraints on the manufacturing process and on the logistical procedures needed to deliver refined product to an end-user. Security of supply is a key customer concern due to the short lifespan of the products; hence, efficient and safe transportation systems are vital components of the business. The logistical system at MDS can process isotopes, deliver them to manufacturers and then on to hospitals or treatment centres in only a few days.

Molecular imaging is a growing market. Aging populations worldwide are expected to increase demand for the procedures which medical isotopes make possible. In addition, considerable research is underway to identify new uses for existing isotopes.

Sterilization of medical products is a mature industry with 4%-7% market growth. Alternative applications for this technology are continuously under investigation. The United States Food and Drug Administration (“FDA”) has approved the use of irradiation for microbial control of pathogens (eg: E.coli) and as a quarantine treatment for fruit and vegetables to eliminate agricultural pests. To date, the commercial use of irradiation has largely been limited to spices, some red meat, poultry and certain fresh fruits and vegetables.

Business Overview

MDS manufactures, processes and repackages isotopes to produce products that include:

➢	industrial isotopes for the sterilization of disposable medical products and for treating food;

➢	medical isotopes for the treatment of cancer; and

➢	medical isotopes that are used alone or coupled to target molecules for use in clinical research, diagnosis of cardiac function and other diseases and treatment of diseases such as cancer.

In addition, the Company manufactures and sells equipment that is used for the application of its products, including:

➢	external beam therapy systems for cancer treatment;

➢	large scale production irradiators for the sterilization of disposable medical products and for treating food; and

➢	self-contained irradiators used to treat blood for immuno-compromised patients and for research applications.

MDS is the world's principal supplier of Cobalt-60 (“Co60”). The majority of raw Co60 material is produced under long-term supply contracts. MDS further processes the raw Co60 into a finished form for commercial use at its Ottawa, Ontario facilities. The resulting processed material, or gamma source, is delivered to customers using approved transport containers and procedures. Customers include major sterilization contractors, as well as large medical product manufacturers who maintain their own sterilization capability. Other users include hospitals and private clinics that use Co60 to treat cancer.

MDS also markets related equipment and services, including industrial scale irradiators and self-contained irradiators. Delivery or construction of this equipment is usually accompanied by an initial shipment (“loading”) of gamma source. Resupply or replenishment of the gamma source is required from time to time as the radioactivity level of the initial loading declines over time at a rate of approximately 12% per year.

Isotopes used for molecular imaging are handled and processed in much smaller quantities than those used for industrial irradiation. MDS purchases reactor-produced isotopes such as Molybdenum-99 (“Mo99”), Iodine-131 ( “I131”), Iodine-125 (“I125”) and Xenon-133 (“Xe133”) in an unfinished, non-purified form, and transports them to its own facilities in Ottawa for further processing. MDS manufactures cyclotron-produced isotopes such as Iodine-123 (“I123”), Thallium-201 (“Tl201”), Palladium-103 (“Pd103”) and Yttrium-90 (“Y90”) at its facilities in Vancouver, Canada and Fleurus, Belgium, and refines these materials in its adjacent processing facilities. MDS also has a joint venture with the University of Liege in Belgium to manufacture and distribute used in PET imaging.

The purified forms of these isotopes are incorporated by pharmaceutical companies into radiopharmaceuticals used to diagnose and treat numerous serious disease states, such as coronary artery disease and cancer. Mo99 decays into Technetium-99 (“Tc99m”), which is the most widely used diagnostic isotope in the world. Approximately18 million scans are performed each year and 80% use a Tc99m radiopharmaceutical. This number is expected to grow as the population in developed countries ages and as the use of molecular imaging in the management of coronary artery disease expands. MDS is the world’s leading supplier of Mo99.

MAPLE Facility

The Company’s principal source of Mo99 is the existing NRU reactor located in Chalk River, Ontario which is owned and operated by AECL. To provide greater security for the future supply of Mo99 and other reactor-produced radioisotopes commonly used in nuclear medicine, MDS contracted with AECL in 1996 for the construction and operation of two dedicated reactors and a processing facility to produce such isotopes. Pursuant to the original agreement, MDS owns the reactors and, once completed, AECL would operate them on a fee per service basis.

As a result of construction deficiencies, cost overruns and other technical regulatory issues, completion of the facility has been delayed. The deficiencies, regulatory issues, significant delays, and cost overruns led to a dispute between the Company and AECL. Both MDS and AECL agreed to a mediation process to resolve the dispute and a mediator was appointed in February of 2005.

The mediation between the parties was successful and in early 2006 the Company entered into a settlement agreement with AECL related to the MAPLE Project. The agreement reached with AECL provides the basis for a productive ongoing relationship and enables AECL to move forward to successfully complete the project. Under the Agreement, ownership of the MAPLE Facilities was transferred to AECL, along with certain associated inventories, for $25 million in cash, a non-interest bearing note due over four years beginning in 2008, and a 40-year supply agreement containing terms that are similar to those contained in the existing supply agreement with AECL related to the NRU reactor.

Since AECL has now assumed full ownership of the facility, they will be responsible for capital costs associated with completing the project and commissioning the reactors for future operating costs. MDS has retained a commitment to assist AECL to defray the costs of any material and unusual regulatory changes, should such a change occur during the life of the supply agreement. This commitment extends to cover any changes required by international agreements or treaties related to the use of highly enriched uranium in the reactors. We have also retained certain legal rights in the event that the facility is not operational by 2008.

Final completion and commissioning of the reactors will entail an extended regulatory and quality control review process for our customers, including steps to determine that the products produced in the new facility meet the same quality standards as those produced in NRU.

The new reactors and an integrated isotope processing facility, once operational, should enable MDS to provide its customers with a stable and secure supply of key medical isotopes and strengthen MDS’s competitive position in medical isotope supply, as they are the only reactors dedicated solely to medical isotope production. All other reactors engaged in medical isotope production are multipurpose reactors.

In November 2005, AECL received approval from the CNSC for its application to renew the operating licences for its MAPLE 1 and 2 medical isotopes reactors and the New Processing Facility located at the Chalk River Laboratories. The licences are for a two-year period and are valid until November 30, 2007.

In August 2006 CNSC granted a new operating license for the Chalk River facilities that extends to October 31, 2011.

Facilities that are able to handle and process isotopes in the manufacture of radiopharmaceuticals are complex and strictly regulated. MDS has added an 80,000 square foot manufacturing facility that is utilized on a partnership basis in the development, and later, the direct manufacture of radiotherapeutics. Examples include ZEVALIN® and Bexxar™. Both products are based on monoclonal antibodies and are used to treat non-Hodgkin’s Lymphoma (“NHL”). ZEVALIN uses Y90 as the active agent while Bexxar uses I131. Growth of development and manufacturing opportunities is expected, since drug manufacturers may not wish to incur the capital cost or regulatory delays associated with building their own facilities.

MDS also manufactures and distributes radiation therapy equipment and Co60 is the radiation source for this equipment.

The isotope business employs approximately 735 people at its Ottawa, Ontario head office and facilities in British Columbia, Quebec and Fleurus Belgium. Some technical and production employees of MDS belong to the Public Service Alliance of Canada, a collective bargaining agent representing, among others, certain employees of the Government of Canada. Certain other employees belong to the Energy and Paperworkers Union of Canada. Labour relations are judged to be good with both unions.

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

Isotopes used for sterilization tend to be somewhat more cyclical, due primarily to the length of time required to convert Cobalt-59 (“Co59”) into Co60 and the limited number of facilities in which this can be done economically.

Security of supply is a significant objective for the majority of the Company’s customers. The Company has developed a strong supply and logistics network to meet these demands. Current activity and investment, including the completion of the MAPLE facility, is intended to solidify the Company’s position as a reliable source of supply. In addition, the Company is developing new and complementary lines of business based on its expertise with isotopes. For example, the cancer treatment market is expected to develop rapidly over the next several years, particularly in emerging economies. Many of these countries are now able to afford modern cancer therapies and are expected to make significant investments in this technology as their healthcare systems develop.

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

Competition in the sterilization market is different from the medical isotopes market due to the substantially different half-life of the products. Co60 is often bought and sold in large quantities and can be produced by any of several nuclear reactors around the world. While delivery and logistics expertise remains an MDS advantage, the most significant competition in the sterilization market and Co60 supply comes from Reviss (a joint venture between Mayak, Russia and GE Amersham) which acquires cobalt from Russian sources. Competition for sterilization spending also comes from alternative technologies, the most significant of which are Ethylene Oxide (EtO) and electron-beam. The Company believes that gamma-based sterilization technologies continue to enjoy advantages over these competitive technologies in some applications. In addition, there is a significant installed base of industrial irradiators that should ensure that gamma irradiation remains a key technology in this market.

3.4 Analytical Instruments (MDS Sciex)

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

The pharmaceutical and biotechnology markets are the major users of technology based on the principles of liquid chromatography coupled with mass spectrometry (LC/MS) for detecting organic compounds. Early models of this equipment revolutionized many of the processes that were fundamental limitations in the search for new drugs or biotechnology products. Productivity and sensitivity improvements remain the primary basis for product differentiation for MDS equipment.

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

In 2004, MDS and Applied Biosystems expanded their partnership to include Applied Biosystems’ MALDI-TOF™ technology and further develop the partnership as a world leader in high-end analytical equipment for the drug development industry.

A smaller portion of the Company’s market is outside of the pharmaceutical industry and relies on similar equipment for the detection of inorganic compounds. For this group of customers, the Company produces the ELAN Inductively Coupled Plasma Mass Spectrometer (ICP/MS) that provides high sensitivity with extremely high specificity for a wide range of elements in the analysis of a single sample. The range of market areas that are addressed with the ELAN is broad and includes environmental monitoring (drinking and wastewater analysis), toxicology (role of trace metals in human disorders), semiconductors (trace impurities), and the nuclear industry (impurities in uranium). These machines are marketed on a worldwide basis through a partnership with PerkinElmer Canada, Inc.

For both partnerships, MDS Sciex is responsible for manufacturing and has primary responsibility for research and development. The Company’s partners are responsible for marketing, sales, and service. The partnerships are structured so that each partner shares equally in the full profit margin generated once a piece of equipment is sold to an end-user.

MDS Sciex’s business is dependent on a staff with highly specialized skills and knowledge in various branches of physics, chemistry, and biology. Individuals with the requisite credentials are recruited on a global basis and their knowledge is further developed by in-house training.

Over 500 people work at MDS Sciex, with the majority of these employees based in the division’s Concord, Ontario head office.

Strategy, Markets, and Competition

The Company’s strategy is to be the leading global provider of top-of-line analytical instruments, with a particular focus on the application of this technology within the drug development process.

MDS Sciex instruments are designed to outperform competitive products based on sensitivity and speed. The Company’s most important platform is based on LC/MS technology and sells under the model name API. The top end of this product range is the API 5000, launched in January 2005. More recently, the Company has added to the LC/MS platform and introduced new instruments based on MALDI, TOF, and combination technologies (Q-TOF, MALDI-TOF™).

MDS Sciex products are sold through our partnerships with Applied Biosystems and PerkinElmer into global markets. The current key markets are the US, Western Europe, and Japan, reflecting the sophistication of the drug development industry in each of those areas.

The Company’s principal competitors in the analytical instrumentation market include Waters Corporation, Thermo Fisher Scientific, Inc., Bruker Daltronics, Inc., and Agilent Technologies, Inc., all of which operate in the global market. Competition includes other manufacturers selling similar technology and also companies that sell competing but different technologies for certain applications.

Since technological superiority is a key product differentiator, MDS Sciex, along with our partners, takes all necessary actions to defend our intellectual property. In 2003 we successfully pursued Waters Corporation in a patent infringement suit related to a key LC/MS technology. Over two years, the Company received patent infringement settlements amounting to $53 million, pre-tax, plus a royalty on any ongoing sales of the technology. Following settlement of this patent infringement suit, AB/MDS Sciex launched a suit against Thermo Fisher Scientific, Inc. over a similar violation.

In 2006, MDS Sciex completed construction of a 10,000 square foot manufacturing facility in Singapore in an effort to improve the cost base of its instrumentation and materials and position the Company to take advantage of the increasing importance of the Asian market with respect to future sales growth. The initial product to be manufactured at the Singapore facility is the first analytical instrument focused on the cellular screening market, CellKey™ System. This product was launched in late 2005. MDS Sciex is currently in the process of building an internal sales and marketing team to support the CellKey™ system in North America and Europe. To supplement its direct sales and marketing activities, MDS Sciex will also consider strategic distribution partnerships in these and other geographic areas.

The majority of MDS Sciex’s infrastructure, manufacturing and research and development reside in Canada. However, the Company has operations in the US and in Singapore. The US operation primarily provides research and development for our Applied Biosystems MALDI products as well as the recently launched CellKey™ System.

The operations of MDS Sciex to a certain degree have been and could be impacted by the cyclical nature of the semiconductor industry, the investment cycle in the biotech industry and the government regulation of environmental issues.

3.5 Diagnostics

MDS is the largest operator of private sector clinical laboratories in Canada. Services provided by the Company include clinical laboratory testing for physicians and non-hospital healthcare institutions, management of hospital laboratories under contract and other support services for clinical diagnostics.

This segment is treated as a discontinued operation.

Industry Overview

In Canada, clinical laboratory testing is split roughly 66%/34% between hospital-based laboratories and private sector operated community laboratories. Hospital laboratories conduct the majority of inpatient and outpatient testing. In certain provinces hospital laboratories also handle community testing; however, in Ontario, private sector laboratories handle essentially all community testing. In BC, community testing is conducted in hospitals as well as in private sector laboratories.

All clinical testing is conducted on samples drawn from patients and based on requests received from physicians. Test results are reported back to physicians. Fees for most testing services (other than those performed in Quebec) are billed to a government healthcare agency according to a fixed fee schedule. In Ontario, these billings are subject to an overall fee cap. Most jurisdictions have eliminated coverage for certain diagnostic procedures (“delisted”) and fees for these services are billed directly to patients.

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

Business Overview

The Company is active in all provinces west of the Maritimes, except Saskatchewan, either directly or through joint ventures. Approximately 59% of laboratory revenues originate in Ontario. A further 40% originate in British Columbia, and 1% in other provinces. The laboratory business of MDS is carried out through the following types of licensed locations:

Patient Service Centre (“PSC”) - a location which is licensed to draw samples from a patient, but which is not authorized to perform any testing procedures on the samples.

Local laboratory - a location that serves as both a PSC and as a testing facility. Such laboratories do not generally carry full testing approvals and therefore conduct only limited types of tests.

Central laboratory - a location to which all samples collected at PSCs are sent for testing, along with samples that cannot be tested at local laboratories.

Laboratory fees are generally set provincially, following discussions between the operators of private laboratories and provincial ministry of health officials. In Ontario, the Ontario Association of Medical Laboratories represents private laboratories. A three-year funding agreement is currently in place covering April 1st, 2005 to March 31st, 2008. In British Columbia, the British Columbia Medical Association (“BCMA”) negotiates fees on behalf of the laboratories. The British Columbia fee agreement runs until March 31, 2007

In Alberta, the fee-for-service system was replaced by bulk service contracts in each of the 17 regions established by the provincial ministry of health. Prior to April 2006 MDS had operations in one of these regions. In Edmonton, the MDS Stirrat Laboratory organization, along with two competing laboratory firms, merged to form the Dynacare Kasper Medical Laboratories partnership, which has contracted with the Capital Health Authority to provide both hospital and outpatient diagnostic services in the region. MDS owns 14.5% of this partnership.

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

The diagnostics business has approximately 2,700 employees in Canada. The majority of these employees are not covered by collective agreements. A number of employees in British Columbia, along with employees of certain of the Company’s hospital joint ventures, are subject to such agreements. MDS has not experienced a significant work stoppage due to labour activities and the Company believes that labour relations are good.

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

The principal competitors in the private clinical laboratory services business in Canada are Gamma Dynacare Inc. and CML Healthcare Income Fund in Ontario, and BC Bio Laboratories Inc. in British Columbia.

3.6 Significant Investees

3.6.1 MDS Capital Corp.

MDS Capital Corp., in which MDS has a 45% interest, is one of the largest venture capital and fund management companies in Canada focused on the healthcare and life sciences industry. MDS Capital Corp. earns management fees from the management of investment funds, including incentive fees based on the overall success of the funds. In 2006, MDS Capital Corp. sold its retail funds management business and is in discussions concerning the sale of its remaining institutional funds.

3.6.2 Iconix Biosciences, Inc.

The Company has an 18% equity interest in and owns the majority of the long-term debt of privately held Iconix Biosciences, Inc., a pioneer in the new field of chemogenomics, the integration of chemistry and genomics to profile drug candidates. Iconix’s chemogenomic capabilities enable pharmaceutical companies to increase the odds of advancing the right compounds to the clinic, reducing attrition rates and reducing the costs of drug discovery.

3.7 Principal Facilities

The following were the principal operating facilities of the Company as at October 31, 2006:

Location of Facility	Type of Facility	Owned/ Leased	Segment	Approximate Square Footage
Mississauga, Canada	Corporate Head Offices	Leased	Corporate	13,000
Toronto, Canada	Corporate Offices	Leased	Corporate	83,000
* Toronto, Canada	Central Reference Laboratory	Owned	Diagnostics	84,800
* Burnaby, Canada	Central Reference Laboratory	Owned	Diagnostics	49,000
Kanata, Canada	Manufacturing Plant	Owned	Isotopes	483,300
Fleurus, Belgium	Manufacturing Plant	Leased	Isotopes	36,200
Belfast, N. Ireland	Clinical Trials Facility	Owned	Pharma Services	19,500
Concord, Canada	Manufacturing Plant	Owned	Instruments	147,500
Hamburg, Germany	Clinical Trials Facility	Leased	Pharma Services	41,500
Irvine, USA	Corporate Office	Leased	Pharma Services	39,100
King of Prussia, USA	Corporate Office	Leased	Pharma Services	47,100
Lincoln, USA	Clinical Trials Facility	Owned	Pharma Services	130,200
Lyon, France	Research Facility	Owned	Pharma Services	133,800
Montreal, Canada	Research Laboratory and Clinical Trials Facility	Owned	Pharma Services	321,500
Madrid, Spain	Clinical Trials Facility	Owned	Pharma Services	26,900
Paris, France	Clinical Trials Facility	Leased	Pharma Services	37,600
Bothell, USA.	Research Laboratory	Leased	Pharma Services	95,600
Tampa, USA.	Manufacturing Plant	Owned	Pharma Services	25,000
Taipei, Taiwan	Research Laboratory	Owned	Pharma Services	39,500
Winnersh, UK	Clinical Trials Facility	Leased	Pharma Services	12,500
Mississauga, Canada	Clinical Trials Facility	Leased	Pharma Services	63,000
Phoenix, USA	Clinical Trials Facility	Owned	Pharma Services	51,000
Zurich, Switzerland	Clinical Trials Facility	Leased	Pharma Services	40,200
Neptune	Clinical Trials Facility	Leased	Pharma Services	39,700
New Orleans, USA	Clinical Trials Facility	Leased	Pharma Services	16,300
Blainville, Canada	Clinical Trials Facility	Owned	Pharma Services	48,000
Baillet, France	Clinical Trials Facility	Leased	Pharma Services	26,400
Baillet, France	Clinical Trials Facility	Owned	Pharma Services	23,091
*Thorold, Canada	Central Reference Laboratory	Owned	Diagnostics	21,000
*Victoria, Canada	Central Reference Laboratory	Leased	Diagnostics	16,600
Singapore	Manufacturing Plant	Leased	Instruments	10,000

* Included in the Assets Held for Sale in the Financial Statements.

3.8 Research and Development

Research and Development costs are described in note 12 to the 2006 Financial Statements, which are incorporated by reference into this AIF.
	2006	2005	2004
Gross expenditures	$60	$86	$100
Investment tax credits	(9)	(8)	(20)
Recoveries from partners	(25)	(32)	(23)
Development costs deferred	(7)	(15)	(19)
Research and development	$19	$31	$38
During the fiscal 2006, depreciation and amortization includes $7 million (2005 - $3 million; 2004 - $16 million) related to equipment used for research and development.

3.9 Environmental Compliance

The Company has established a series of policies to facilitate compliance with applicable environmental laws and regulations. The policies require that business units conduct regular environmental assessments of company activities, establish remedial and contingency plans to deal with any incidents, and establish regular processes to report to senior corporate management and to the Board through the Environment, Health & Safety Committee of the Board on the environmental status of the Company and its subsidiaries. MDS uses an independent third party environmental auditing firm to conduct regulatory audits of MDS operations. MDS believes its approach to environmental compliance meets the regulated requirements and it is not expected that this policy will have a significant impact on capital expenditures, consolidated earnings, or our competitive position.

3.10 Other Business Matters

3.10.1 Risk Factors

The businesses in which MDS operates are subject to a number of risks and uncertainties discussed below and under the heading “Risks and Uncertainties” in the 2006 MD&A on pages 13 to 16. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations. If any such risks occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

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

We sell many of our products in industries characterized by rapid technological change, frequent new product and service introductions, and evolving industry standards. Without the timely introduction of new products and enhancements, our products could become technologically obsolete over time, in which case our business, financial condition and results of operation would suffer. The success of our new product offerings will depend upon several factors, including our ability to:

➢ accurately anticipate customer needs,

➢ innovate and develop new technologies and applications,

➢ successfully commercialize new technologies in a timely manner,

➢ price our products competitively and manufacture and deliver our products in sufficient volumes and on time, and

➢ differentiate our product offerings from our competitors’ product offerings.

Many of our products are used by our customers to develop, test and manufacture their products. Therefore, we must anticipate industry trends and develop products in advance of the commercialization of our customers’ products. In developing new products, we may be required to make significant investments before we can determine the commercial viability of the new product. If we fail to accurately foresee our customers’ needs and future activities, we may invest heavily in research and development of products that do not lead to significant sales.

In addition, some of our licensed technology is subject to contractual restrictions, which may limit our ability to develop or commercialize products for some applications. For example, some of our license agreements are limited to the field of life sciences research, and exclude clinical diagnostics applications.

Our business, financial condition, and results of operation could be subject to significant fluctuation, and we may not be able to adjust our operations to effectively address changes we do not anticipate.

Given the nature of the markets in which we participate, we cannot reliably predict future sales and profitability. Changes in competitive, market and economic conditions may require us to adjust our operations, and we may not be able to make those adjustments or to make them quickly enough to adapt to changing conditions. A high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in sales could disproportionately affect business, financial condition, and results of operation in any particular quarter. Factors that may affect our quarterly sales and operating results include:

➢ demand for and market acceptance of our products,

➢ competitive pressures resulting in lower selling prices,

➢ adverse changes in the level of economic activity in regions in which we do business,

➢ adverse changes in industries on which we are particularly dependent, such as the pharmaceutical, biomedical, semiconductor and aerospace industries,

➢ changes in the portions of our sales represented by our various products and customers,

➢ delays or problems in the introduction of new products,

➢ our competitors’ announcement or introduction of new products, services or technological innovations,

➢ increased costs of raw materials or supplies, and

➢ changes in the volume or timing of product orders.

We may not be able to successfully execute acquisitions or license technologies, integrate acquired businesses or licensed technologies into our existing business, or make acquired businesses or licensed technologies profitable.

We have in the past, and may in the future, supplement our internal growth by acquiring businesses and licensing technologies that complement or augment our existing product lines, such as our acquisition of the MALDI Time of Flight mass spectrometry systems business in October 2004. However, we may be unable to complete the acquisition of promising business acquisitions or license technologies for many reasons, including:

➢	competition among buyers and licensees,

➢	the need for regulatory and other approvals,

➢	our inability to raise capital to fund these acquisitions,

➢	the high valuations of businesses and technologies, and

➢	restrictions in the instruments governing our indebtedness, including the indenture governing our Senior Unsecured Notes and our credit facility.

In addition, any business we may seek to acquire or technology we may seek to licence may be unprofitable or marginally profitable. Accordingly, the earnings or losses of any such business that is acquired or technology that is licensed may dilute our earnings. For these businesses or technologies to achieve acceptable levels of profitability, we must improve their management, operations, products, and market penetration. We may not be successful in this regard and may encounter other difficulties in integrating acquired businesses or licensed technologies into our existing operations, such as incompatible management, information or other systems or cultural differences.

We may not be able to successfully obtain financing to fund potential acquisitions

The Company’s business strategy depends on its ability to acquire existing profitable operations. The rate of growth of the Company may be limited by the pricing and availability of any proposed acquisition target and other factors not within the control of the Company. To finance our acquisitions, we may have to raise additional funds, either through public or private financings. We may be unable to obtain such funds or may be able to do so only on terms unacceptable to us.

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

We encounter aggressive competition from numerous competitors in many areas of our business. We may not be able to compete effectively with all of these competitors. To remain competitive, we must develop new products and periodically enhance our existing products. We anticipate that we may also have to adjust the prices of many of our products to stay competitive. In addition, new competitors, technologies, or market trends may emerge to threaten or reduce the value of entire product lines.

Changes in governmental regulations may reduce demand for our products or services or increase our expenses.

We compete in markets in which our customers or we must comply with federal, state, local, and foreign regulations, such as environmental, health and safety, and food and drug regulations. We develop, configure, and market our products to meet customer needs created by these regulations. Any significant change in these regulations could reduce demand for our products or services or increase our costs of producing these products.

Healthcare reform and changes to government policies related to healthcare spending may reduce demand for our products and services or the prices we are able to charge.

Our products and services are focused on enabling drug discovery and development and disease diagnosis. Government reimbursement policies can have a significant impact on spending decisions of certain of our customers and as a result our revenues from this business.

Patent protection for our proprietary products, processes, and technologies may be difficult and expensive and may not result in sufficient protection for our technology.

Patent and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We own many US and foreign patents and have applied or intend to apply for additional patents to cover our products. We may not obtain issued patents from any pending or future patent applications owned by or licensed to us. The claims allowed under any issued patents may not be broad enough to protect our technology.

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

As of October 31, 2006, our total assets included approximately $840 million of net intangible assets. Net intangible assets consist principally of goodwill associated with acquisitions, the value of a long-term isotope supply agreement (See Section 3.3), and costs associated with securing patent rights, trademark rights and technology licenses, net of accumulated amortization. We test these items on an annual basis for potential impairment by comparing the carrying value to the fair market value of the reporting unit to which they are assigned.

Adverse changes in our business or the failure to grow our Life Sciences businesses may result in impairment of our intangible assets, which could adversely affect our results of operations.

Restrictions in our Senior Unsecured Notes and bank credit facilities and other debt instruments may limit our activities.

The Senior Unsecured Notes issued by the Company in fiscal 2003 and the Company’s credit facility contain, and future debt instruments and bank credit facilities to which we may become subject may contain restrictive covenants that limit our ability to engage in activities that could otherwise benefit the Company. The credit facility is subject to substantially similar restrictive covenants, but as at the date hereof, remains undrawn.

The indenture governing our Senior Unsecured Notes includes restrictions on our ability and the ability of our subsidiaries to:

➢	pay dividends on, redeem or repurchase our shares,

➢	sell assets,

➢	incur obligations that restrict the ability of our subsidiaries to pay dividends or other amounts to us,

➢	guarantee or secure indebtedness,

➢	enter into transactions with affiliates, and

➢	consolidate, merge, or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

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

We are exposed to market risks, relating to both currency exchange rates and interest rates. On occasion, in order to manage the volatility relating to these exposures, we may enter into various derivative transactions pursuant to our policies to hedge against known or forecasted market exposures. We briefly describe several of the market risks we face below. The following disclosure supplements the disclosure provided under the heading “Risks and Uncertainties” in the 2006 MD&A.

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

(c)
Our manufacturing and distribution organization is multinational in nature. Accordingly, inventories may be manufactured in one location, stored in another, and distributed in a third location. This can result in a variety of intercompany transactions that are billed and paid in many different currencies. Our cash flows and our results of operations are therefore directly impacted by fluctuations in these currencies.

(d)
The cash flow needs of each of our foreign subsidiaries vary over time. Accordingly, there may be times when a subsidiary is on the receiving side or the lending side of a short-term advance from either us or another of our subsidiaries. These advances, being denominated in currencies other than a particular entity’s functional currency, can expose us to fluctuations in exchange rates that can impact both our cash flows and results of operations.

(e)
In order to repay debt or take advantage of tax saving opportunities, we may remit cash from our foreign locations to Canada. When this occurs, we are liquidating foreign currency net asset positions and converting them into Canadian or US dollars. Our cash flows and our results of operations are therefore also impacted by these transactions.

We currently have outstanding foreign exchange forward and option contracts to manage and hedge some of our exposures to foreign currencies. The principal currency hedged is the US dollar.

Foreign Currency Risk — Value-at-Risk Disclosure

We continue to manage foreign currency risk using foreign currency forward contracts, foreign currency swaps, and foreign currency option contracts.

Interest Rate Risk

Our Senior Unsecured Notes bear interest at fixed rates between 5.15% and 6.19% per annum and have various terms between five and twelve years. One quarter of our Senior Unsecured Notes is subject to floating rates as a result of interest rate swap agreements. Fluctuations in interest rates can therefore have a direct impact on both our short-term cash flows and earnings.

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

The Company maintains a global policy covering property and business interruption risks with a total insured value of $2.1 billion and directors’ and officers’ insurance having a limit of US$120 million.

We have exposure to natural disasters and other hazards.

The occurrence of natural disasters, pandemics, adverse weather, or other events may result in a disruption to our businesses. The consequences of such an event could include a loss of customers, loss of supply chain, limitations, or interruptions to our distribution networks (including air, road, and sea transportation), increased costs of raw materials, and damage or destruction of our own facilities. A significant natural disaster or similar event, including a pandemic, could have a material adverse impact on our business, financial condition, and results of operations.

Our operations may be subject to review by drug approval authorities and the outcome of any such review could lead to corrective action by the Company.

MDS facilities devoted to pharmaceutical development are subject to regular inspection by both the FDA and Health Canada (see Failure to gain FDA acceptance of Study Review below). Customers of the Company are subject to periodic review by drug approval authorities, principally the FDA in the United States. In addition, the terms of a typical CRO contract provide that the Company’s customers can request that our facilities be subjected to the same levels of review by the authorities. The Company meets Good Laboratory Practices standards for its laboratories and Good Clinical Practices standards for its clinic facilities.

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

Our operations might be affected if there was a disruption to air or ground transportation

Our businesses , particularly our Isotopes business rely heavily on both air and ground transportation and any material disruption to air or ground transportation systems could have a material adverse effect on our businesses . While contingency plans for a variety of events have been developed, these plans might not be effective or sufficient to avert such material adverse effect.

Our business depends on the continued and uninterrupted performance of our information technology systems and the communication systems that support those systems, including the Internet.

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

Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautions taken by the Company, unanticipated problems affecting our systems could cause interruption in our information technology systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our information technology systems.

We are subject to a number of risks due to the fact that we carry on business in several countries.

The Company’s operations are subject to the risks of carrying on business in several countries in North America, Europe and Asia including, but not limited to, varying economic and political conditions, cultures and business practices, tax rates, possible restrictions on the transfer of funds, employee turnover, labour unrest, longer payment cycles, and the burdens and costs of compliance with a variety of foreign laws. There can be no assurance that these factors will not have an adverse effect on our business, financial condition, and results of operations.

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

In addition to our own personnel, in our CRO business we depend upon the availability of investigators to conduct trials and volunteer participants for such trials. If we are unable to attract investigators or volunteers we will be unable to satisfy the requirements of our customers.

Our cost of research could increase in the event certain tax credits were to become unavailable.

Research and development we conduct in Canada, both for our own account and for defined groups of arm’s length customers, is eligible for tax credits. Elimination or significant reduction of the tax credits would have a material impact on the cost of our research and development.

Changes in the regulatory environment could adversely affect our business.

Future regulatory changes could impair our ability to offer the products and services we now provide. Such regulatory changes could make the provision of these services too expensive to be attractive to clients or could cause clients to reduce the amount of outsourcing they are prepared to do. We monitor carefully the regulatory environments in all markets in which we operate to ensure that we are prepared for and respond to proposed changes and to influence where possible the adoption of new regulations. There can be no assurance, however, that regulatory changes would not have a material adverse effect on our business, financial condition, or results of operation.

Certain of our businesses are exposed to attention from special interest groups and are subject to related political risks.

The products and services that we provide are essential to the manufacture of numerous medical products. Among our products and services are those that contain or require as raw materials, nuclear materials, and drug safety services. From time to time, these have garnered attention from special interest groups and are therefore at risk of disruption as a result of such attention. A significant disruption could have a material adverse effect on our business, financial condition, or results of operation.

Failure to gain FDA acceptance of Study Review could have a continuing material adverse effect on the financial results of MDS Pharma Services bioanalytical operations.

During 2004 and 2006, MDS Pharma Services received written communication from the FDA related to certain generic bioequivalence studies carried out at MDS Pharma Services' bioanalytical laboratory facilities in Quebec.

The communication resulted from inspections carried out by the FDA in 2003 and 2004, a subsequent FDA audit in March 2006, and the FDA’s review of our responses to the audit and related communications. The communications from the FDA outlined concerns in certain studies about unexpected results in a limited number of study samples, the standard procedures in place at that time to investigate the root cause of the unexpected results and the policies and procedures in place to address such results. To address the FDA's concerns, and in consultation with the FDA, MDS Pharma Services developed and is implementing a comprehensive Quality Improvement Program which includes a review of certain generic bioequivalence studies carried out at the Montreal facility and remains in regular communication with the FDA as to the status of the review.

Subsequent to the year-end, MDS Pharma Services was advised by the FDA that sponsors of affected studies were being directed by the FDA take certain steps to confirm the validity of data submitted as part of their previously approved or pending applications. Although MDS Pharma Services believes that this will result in a path forward to resolve the outstanding issues, there is no assurance at this time that steps taken by sponsors will result in confirmation of the study data to the satisfaction of the FDA. Failure to gain FDA acceptance could impact our ability to attract and retain work and have a material adverse effect on the financial results of MDS Pharma Services bioanalytical operations

The terms of MDS Pharma Services’ contracts entitle clients to cancellation rights, which, if exercised, could adversely affect the business, financial condition, and results of operation of this business.

A majority of the revenue earned by MDS Pharma Services’ businesses is under contracts which typically run several months for drug discovery through Phase I clinical trials and as much as several years for Phase III/IV clinical trials. Terms of most contracts entered into by the Company entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delays or if unexpected results are encountered at any stage of the development program. The Company’s focus on early stage contract research reduces its exposure to the loss of a large single contract. MDS attempts to mitigate its exposure to revenue loss from contract cancellation by maintaining an order backlog consisting of numerous contracts having smaller individual values. There can be no assurance, however, that the Company will continue to be able to mitigate this risk, in which case the cancellation of contracts could have a material adverse effect on the Company’s business, financial condition and results of operation.

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

Certain of our products depend on the availability of the supply of key components.

A number of our products include raw materials or parts for which there is a limited source of supply. In addition, other companies manufacture certain parts and subcomponents for us. There can be no assurance that we will be able to acquire the necessary materials at a price that provides us with the same economic return we are currently able to realize or that these suppliers will continue to supply us.

Labour disruptions within the companies that supply our isotopes could have a material adverse effect on our financial results.

MDS is dependent upon its suppliers for its source of isotopes. The majority of our isotope suppliers are unionized. MDS has taken steps to lessen the risk that a labour disruption will cause an interruption in its source of supply of isotopes by establishing co-beneficial back-up arrangements with certain competitors. There can be no assurance, however, that labour disruptions within the Company’s isotopes suppliers would not have a material adverse effect on our business, financial condition, and results of operation.

We are dependent upon access to nuclear reactors to install or remove cobalt and such access is dependent upon third parties.

MDS purchases Co59 as a commodity. The processed Co59 is inserted into nuclear reactors for periods of 18 to 24 months to convert it to Co60. Access to these nuclear reactors to either install or remove cobalt is determined based on the routine maintenance schedule for the reactor facility. A significant change in a maintenance schedule could have a material impact on the availability of Co60 in any given year. Although the operators of the facilities establish these schedules, we work closely with these suppliers to optimize the timing and availability of cobalt to meet our needs. There can be no assurance, however, that any disruptions to the Company’s access to nuclear reactors would not have an adverse effect on our business, financial condition, and results of operation.

An interruption in the supply of reactor-produced isotopes could have a material adverse effect on our financial results.

As noted earlier, to provide greater security for the future supply of molybdenum-99 and other reactor-produced radioisotopes commonly used in nuclear medicine, MDS contracted with AECL for the construction and operation of two special purpose reactors and a processing facility to produce such isotopes.

Completion of the MAPLE project is currently six years behind schedule and to date, AECL has been unable to resolve the technical and regulatory issues to the satisfaction of the CNSC. Although AECL has advised us that they remain confident that in time all technical issues will be resolved and the MAPLE Facilities will receive requisite regulatory approvals, at this time, we do not have sufficient reliable information from AECL to predict with any reasonable degree of accuracy if or when commercial production will commence from the MAPLE Facilities.

In the absence of the MAPLE Facilities, MDS depends upon the NRU reactor operated by AECL in Chalk River for the supply of a majority of our reactor-produced radioisotopes. Although the NRU reactor has been a reliable source of radioisotopes; the NRU reactor is 48 years old and, there is no assurance that the NRU reactor will not experience a planned or unplanned shutdown. Any prolonged planned or unplanned shutdown, until the MAPLE Facilities are operational, would have a material adverse effect on our business, financial condition, and results of operation.

Potential changes to the regulation of the export of medical isotopes could cause supply disruptions.

Certain purchased medical isotopes are produced in reactors and are by-products of the decay of the uranium fuel in the reactor. AECL obtains the majority of its uranium from the United States. The US Department of Energy (“DOE”) strictly controls exports of high-energy uranium (“HEU”). Delays in obtaining HEU could cause supply disruption for certain isotopes. Currently the DOE must approve each shipment of HEU. There is political pressure to convert to LEU and this is expected to continue; there is also political support to ensure isotope supply. MDS is actively working with AECL to investigate the economic and technical feasibility of converting from HEU to LEU. Changing to LEU would require additional capital investment and could impact the profitability of these facilities. MDS is also cognizant of any conversion process that could potentially disrupt reliable medical isotope supply.

Operating licenses related to handling and storage of radioactive materials could be subject to cancellation by the CNSC under certain circumstances.

All Company facilities are government regulated and inspected. Failure to obtain future operating licenses could adversely affect our business, financial condition, or results of operation.

Our operations are exposed to risk of material environmental liabilities.

Certain of the materials we handle can have a significant and pernicious impact on the environment. As a result, we are exposed to risk of costs associated with environmental clean-up, as well as exposure to claims from others who have suffered a loss as a result of an environmental spill. Because we handle materials that are radioactive, we have in place facilities and procedures designed to reduce and eliminate the risk of environmental contamination stemming from the processing of these materials.

Our business, financial condition and results of operation could be harmed by cyclical downturns affecting certain of the industries into which we sell our analytical instruments, including downturns that are a result of funding decisions supporting research and development budgets.

Some of the industries and markets into which we sell our products are cyclical. Industry downturns are often characterized by reduced product demand, excess manufacturing capacity and erosion of average selling prices and profits. In the past, significant downturns in our customers’ markets and in general economic conditions have resulted in a reduced demand for several of our products and have hurt our business, financial condition and results of operation.

In addition, demand for some of our products and services is directly related to funding of research and development budgets by our customers or to funding that is available from other sources such as governments and healthcare and academic institutions.

A portion of our business in the Life Sciences industry is carried on through partnerships with third parties.

Essentially all sales by MDS Sciex are made through partnerships with Applied Biosystems and Perkin Elmer. The relationship between MDS and each of these partners has generally been good. The relationships are governed by partnership agreements that define the rights and responsibilities of each party. While each partnership is for a fixed term, both agreements extend automatically in the absence of any notice to terminate the agreements. MDS Sciex focuses primarily on the development and manufacturing of analytical instruments while our partners focus primarily on marketing, sales, and service. Failure by either partner to carry out its respective obligations could adversely affect our business, financial condition, or results of operation.

Additional Risks Relating to the diagnostics businesses (pending completion of the sale)

The Company may be unable to complete the planned sale of its diagnostics business.

MDS has entered into a series of agreements that will result in the sale of substantially all of the assets and businesses that make up the diagnostics segment. Completion of this deal depends on the actions of others and there is risk that the sale may not close or that the terms of the agreements could change.

Our laboratories business is dependent on the continued renewal of our licenses, which is subject to governmental approval.

Licenses under which laboratories operate are for a limited term (generally renewing annually) and their renewal is subject to government approval. In addition, government agencies are empowered to revoke licenses in the event of a failure by an operator to meet regulatory or other professional standards. Traditionally, renewals are automatic in the absence of significant regulatory or disciplinary action. The Company has never lost a license due to non-renewal or direct revocation procedures by regulatory agencies. There can be no assurance, however, that the non-renewal of any licence would not have a material adverse effect on our business, financial condition, and results of operation.

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

MDS remains active with industry groups and as a member of advisory panels to governments and other agencies. Through negotiation with healthcare authorities, MDS and industry organizations have been able to reach settlements and retroactive reimbursements for testing volumes that exceeded stated funding levels. While there can be no assurance that such settlements will be achieved in the future, management believes that negotiations with funding providers can lead to resolution of these issues. In addition, MDS is committed to ongoing involvement and believes that this participation in the policy-setting process enables the Company to be aware of proposed policy changes and to respond properly based on the direction in which such changes may proceed. There can be no assurance, however, that any new cost containment initiatives would not have a material adverse effect on our business, financial condition, and results of operation.

3.10.2 Legal Proceedings

From time to time during the normal course of business, the Company becomes party to legal proceedings. At the present time, the Company is not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to the Company and its subsidiaries on a consolidated basis.

3.10.3 Interest of Management and Others in Material Transactions

No director or executive officer of MDS nor any associate or affiliate of any of the foregoing, and, to the knowledge of the directors and executive officers of MDS, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of our Common Shares or any of such person or company’s associates or affiliates, has had an interest in any material transaction entered into by the Company since November 1, 2002.

3.10.4 Transfer Agent and Registrar

The transfer agent of the Company is CIBC Mellon Trust Company, Toronto, Canada.

3.10.5 Material Contracts

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

(b)	A $500 million, five-year committed, revolving credit facility provided on July 14, 2005.

(c)	MAPLE settlement

(d)	Sale of the Canadian diagnostics business

The terms of our Senior Unsecured Notes and credit facility are typical for debt instruments of this nature (see 3.8.1. “Risk Factors”).

3.10.6 Experts

The 2006 Financial Statements have been audited by Ernst & Young LLP, Box 251, 222 Bay Street, Toronto, Ontario, M5K 1J7. During fiscal 2006, MDS’s Audit Committee obtained written confirmation from Ernst & Young LLP confirming that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Summary Annual Information (Year to October 31)

(amounts in millions except per share amounts)	2006	2005	2004
		(revised1)	(revised1)
Consolidated Statements of Income

Revenues	$1,140	$1,154	$1,141
Operating income	54	24	69
Income (loss) from continued operations	32	1	23
Net income	145	31	51
Earnings per share - basic and diluted	$1.01	$0.22	$0.36

Consolidated Statements of Financial Position

Total assets	2,678	2,680	2,637
Long-term debt	442	465	485
Total shareholders’ equity	1,590	1,425	1,421
Weighted average shares outstanding	144	142	142
Long-term debt/shareholders’ equity	28%	33%	34%
Current ratio	2.5	1.7	1.9

Consolidated Statements of Cash Flows

Cash from continuing operating activities	$38	$89	$125
Capital assets purchased	61	125	107
Cash from discontinued operations, net	188	59	50
Net issue (repayment) of long-term debt	(8)	(1)	2
[1]Figures for 2005 and 2004 have been revised to reflect the Diagnostics segment as a discontinued operation.

4.2 Dividends

The declaration of dividends is at the discretion of the board of directors. In addition, the Company is subject to certain covenants in the Senior Unsecured Notes and in its credit facility that could restrict its ability to declare and pay dividends.

Prior to October 2004, dividends were declared payable in April and October. Effective for the October 2004 dividend, the Company adopted a policy of paying quarterly dividends. Pursuant to the policy, dividends, when declared, were paid in January, April, July, and October. In the past three years, MDS has paid the following cash dividends:

Fiscal Year	Aggregate Dividend Amount per Common Share
2004	$0.0825
2005	$0.1300
2006	$0.1300

On October 5, 2006, the Company announced that it will discontinue its dividend payment following completion of the sale of the diagnostics business. The final dividend was declared on December 12, 2006 and was paid January 8, 2007 to shareholders of record on December 20, 2006.

4.3 Capital Structure

MDS uses a combination of equity and long-term debt to finance its business. The Company has one class of Common Shares authorized and outstanding. As at October 31, 2006, there were 144,319,249 Common Shares outstanding.

The Common Shares entitle the holder thereof to receive notice of, to attend, and to vote at all meetings of holders of Common Shares. Each Common Share entitles the holder thereof to one vote per share and to share rateably in the assets of the Company on liquidation or dissolution.

The Company’s share capital has been restructured or converted several times from Common Shares in 1973 to Class A Common and Class B Non-Voting in 1980 and back to Common in March of 2000. Under the terms of the 2000 conversion, each Class A share was converted into 1.05 Common Shares and each Class B non-voting share was converted into 1 Common Share.

The Company’s shares have been split on a two-for-one basis four times, on the following dates: September 26, 1980, July 13, 1983; March 15, 1990; and, November 15, 1996. In addition, on September 14, 2000, the Directors of the Company declared a one-for-one share dividend paid on October 10, 2000 to shareholders of record on September 26, 2000. This share dividend had the same effect as a two-for-one stock split.

MDS has a normal course issuer bid (NCIB) in place. During fiscal 2004, the Company repurchased 857,000 Common Shares for cancellation at an average price of $19.84 under the terms of this bid. During fiscal 2005, the Company repurchased 799,000 Common Shares for cancellation at an average price of $16.67 under the terms of this bid. The Company repurchased no Common Shares for cancellation under the NCIB in 2006.

The Company has issued Senior Unsecured Notes Payable totalling US$311 million, has secured financing for the MAPLE Facilities construction project in the form of a non-interest bearing government loan, and has various other forms of long-term credit, mostly associated with the purchase of specific assets. At October 31, 2006, the Canadian dollar value of all of the Company’s outstanding debt was $446 million. In addition, the Company has available $500 million of undrawn committed term credit facilities.

5.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to the disclosure contained on pages 1 to 23 of the 2006 Annual Report under the heading “Management Discussion and Analysis” which is incorporated by reference into this AIF.

6.	MARKET FOR SECURITIES

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (symbol - MDS) and the New York Stock Exchange (symbol - MDZ). The following table sets forth the price ranges and volume of Common Shares traded on the Toronto Stock Exchange for each month of fiscal 2006.

Month	Volume (Total Month)	High Price	Low Price
November 2005	9,499,600	$20.21	$18.25
December 2005	8,254,400	$20.99	$18.55
January 2006	12,385,900	$21.99	$20.00
February 2006	9,000,400	$23.20	$21.55
March 2006	10,340,500	$23.05	$20.90
April 2006	5,441,000	$22.90	$20.90
May 2006	9,555,600	$22.89	$20.25
June 2006	7,712,400	$21.19	$19.65
July 2006	4,753,500	$21.40	$20.11
August 2006	6,328,600	$22.66	$20.08
September 2006	15,189,600	$25.50	$18.80
October 2006	11,964,200	$20.30	$18.56

Other than the Common Shares, no other class of securities of the Company is traded or quoted on any exchange or market.

7.	DIRECTORS AND OFFICERS

7.1 Directors

Each director of the Company is elected to serve until the next annual meeting of the Company or until his or her successor is elected or appointed. The disclosure under the heading “Election of Directors” in the Company’s Management Proxy Circular dated January 2, 2007 contains information about each director of the Company and is incorporated herein by reference.

7.2 Executive Officers

The Company’s Executive Management team currently comprises the following individuals:

Executive Officer Name	Position with MDS	Province or State and Country of Residence
Andrew W. Boorn	President MDS Sciex	Ontario, Canada
Stephen P. DeFalco	President and Chief Executive Officer (CEO)	Ontario, Canada
James A. H. Garner	Executive Vice-President (EVP) and Chief Financial Officer (CFO)	Ontario, Canada
Thomas E. Gernon	Chief Information Officer	Ontario, Canada
David Spaight	President MDS Pharma Services	Pennsylvania, USA.

Kenneth L. Horton	Executive Vice-President, Corporate Development and General Counsel	Massachusetts, USA.
James M. Reid	Executive Vice-President, Organization Dynamics	Ontario, Canada
Hans K. Thunem	President MDS Diagnostics Services	Ontario, Canada
Steven M. West	President MDS Nordion	Ontario, Canada

Andrew W. Boorn, James M. Reid and Steven M. West have held their present positions or other senior positions with MDS Inc. or its subsidiaries during the past five years. The executive officers listed below have not reached five years with MDS and therefore their previous occupations are as follows:

a)
Stephen DeFalco joined MDS in 2005 and was previously Chairman and CEO of US Genomics and prior to that role served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc.

b)	James A. H. Garner joined MDS in 2003 and was previously CFO of Draxis Health Inc. In November 2006, the Company announced that Mr. Garner will step down as CFO in April, 2007.

c)
Thomas E. Gernon joined MDS in 2005, was previously Chief Operating Officer of D2Hawkeye Inc., a healthcare software development company and held CIO positions at both PerkinElmer Inc. and J.P. Morgan Invest.

d)	Kenneth L. Horton joined MDS in December 2005 and was previously Vice President, Acquisitions, Ventures and General Counsel for the Life and Analytical Sciences business unit at PerkinElmer, Inc.

e)
David Spaight joined MDS in April 2006. Prior to joining MDS, Mr. Spaight was Senior Vice - President, Global Sales, and Marketing at Fisher Scientific Products, where he was responsible for the integration of the sales, marketing, and research and development teams in North America, Europe, and Asia. Prior to joining Fisher, Mr. Spaight had an extensive career at PerkinElmer, Inc. where he rose up through sales, marketing, and general management positions to the role of Vice-President, Global Sales, and Marketing.

f)	Hans K. Thunem joined MDS in 2002 and was previously Vice-President, North American Operations, Nortel Networks Corporation.

To the knowledge of MDS, the directors and executive officers of MDS, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 217,350 MDS Common Shares representing 0.15% of MDS’s issued and outstanding Common Shares.

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

(i)
Mr. James A. H. Garner, EVP, and CFO of MDS was a director of Protana Inc. (formerly MDS Proteomics Inc.), a private company. Protana Inc. made an application under the Bankruptcy and Insolvency Act (Canada) in November 2005 for the appointment of an interim receiver and the approval of the sale of certain assets to Transition Therapeutics Inc. The sale was completed and Protana Inc. is no longer carrying on business.

(ii)	Mr. Robert Luba, a director of MDS was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

8.	AUDIT COMMITTEE INFORMATION

8.1 Composition of the Audit Committee

The Audit Committee of MDS is composed of the following four members:

Robert W. Luba (Chair), James S. A. MacDonald, Kathleen M. O’Neill, and Richard H. McCoy. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this AIF.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, the Board has determined that each of Robert W. Luba and

Kathleen M. O’Neill is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breath and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Mr. Robert W. Luba holds a MBA from the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario. He is President of Luba Financial Inc., an investment company in Toronto, Ontario and was formerly the President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited. Mr. Luba is a director of Softchoice Corporation., AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund and KCP Income Fund.

Mr. James S. A. MacDonald has a MBA from Northwestern University and has been the Chairman and Managing Partner of Enterprise Capital Management Inc. (an investment management company) for the last five years. Mr. MacDonald is a director of Capitol Energy Resources Ltd., Manitoba Telecom Services Inc., and Superior Plus Inc.

Ms. Kathleen M. O’Neill has a Bachelor of Commerce from the University of Toronto, is a Fellow of the Institute of Chartered Accountants of Ontario, and in 2005 was accredited through the Institute of Corporate Directors/Rotman School of Management Directors Education Program.

Ms. O’Neill was an Executive Vice-President with BMO Bank of Montreal and prior to that experience was a partner at PricewaterhouseCoopers, in the Corporate Taxation Practice.

Ms. O’Neill is a member of the Board of Directors of TSX Group Inc., Hydro One Inc. Canadian Tire Bank and the Canadian Chamber of Commerce, where she chairs its Healthcare Task Force.

Mr. Richard H. McCoy is a Corporate Director. Mr. McCoy has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. (one of Canada's largest investment firms located in Toronto, ON). Prior to joining TD Securities Inc. in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Rothmans Inc., Uranium Participation Corporation, Air Canada, Gerdau Ameristeel Corp., Aberdeen Asia-Pacific Income Investment Company Limited, Jazz Air Income Fund, and Pizza Pizza Royalty Income Fund.

8.2 Auditor Service Fees

The fees billed by MDS’s external auditors, Ernst & Young LLP, for all services performed by the auditors for the years ended October 31, 2006 and October 31, 2005 are set out below.

	2006	2005
Audit fees	$6,726,561	$ 1,984,000
Audit-related fees	255,080	392,000
Tax services	196,120	310,000

Total	$7,177,761	$2,686,000
Note: The increase in fees for audit services in 2006 is largely attributable to Sarbanes-Oxley compliance activities.

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

Tax Fees - A tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, assistance in dealing with tax audits, and in prior years, personal tax assistance provided to participants in the Company’s expatriate tax program. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

8.3 Pre-approval policies and Procedures

The Audit Committee has adopted a policy for the pre-approval of engagements for services of its external auditors.

The Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1)
Audit and audit-related services - these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.

(2)
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

(3)	Other proposed services - all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

9.	ADDITIONAL INFORMATION

Additional information about MDS is available on the Company’s web site at www.mdsinc.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the US Securities and Exchange web site at www.sec.gov.

Additional information, including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Management Proxy Circular dated as of January 2, 2007 prepared in connection with the Company’s Annual and Special Meeting of Shareholders to be held in March 2007.

Additional financial information is provided in the 2006 Financial Statements and the 2006 MD&A, each included in the 2006 Annual Report of MDS for its fiscal year ended October 31, 2006.

Copies of this AIF, as well as copies of the 2006 Annual Report of MDS for the year ended October 31, 2006 and the Management Proxy Circular dated January 2, 2007 may be obtained from:

Peter Brent SVP Legal & Corporate Secretary, MDS Inc. Telephone: 416-213-4082 Fax: 416-213-4222 Email: peter.brent@mdsinc.com	2700 Matheson Blvd., Suite 300, West Tower Mississauga, Ontario, L4W 4V9 Canada

APPENDIX I

MDS INC.

AUDIT COMMITTEE CHARTER

Purpose

The primary function of the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of MDS Inc. (the “Corporation”) is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, the audit process and the processes for identifying, evaluating and managing the Company’s principal risks impacting financial reporting.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures, and practices.

Approval of Charter

This Audit Committee charter requires approval by the Board.

Future changes to this charter require approval by the Board based on the recommendation of the Audit Committee.

Structure and Composition

The Audit Committee shall consist of no fewer than three members from among the Board.

➢
Each member of the Audit Committee shall: (i) be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee; and (ii) meet the independence and experience requirements of all applicable corporate, exchange and securities statutes, rules and regulations in Canada and the United States (the “Regulations”).

All members of the Audit Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements.

At least one member of the Audit Committee shall be an “audit committee financial expert” as such term is defined by the Regulations. The Board shall make determinations as to whether any particular member of the Audit Committee satisfies this requirement.

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

The Audit Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet or provide consultations to the Audit Committee or any member thereof.

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

ii) Independent Auditor

With respect to the Corporation’s independent auditor the Audit Committee shall:

➢	have the sole authority to recommend to the Board the appointment or replacement of the independent auditor (subject, if applicable, to shareholder approval)

➢	be directly responsible for establishing the compensation of the independent auditor

➢	have the independent auditor report directly to the Audit Committee

➢	determine the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results

➢	meet with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit

➢	approve the selection of the senior audit partners having primary responsibility for the audit

➢	provide for the periodic rotation of the senior audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law

➢	at least on an annual basis, evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit

➢
obtain and review a report from the independent auditor at least annually regarding: (i) the independent auditor’s internal quality control procedures, (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (iii) any steps taken to deal with any issues, and (iv) all relationships between the independent auditor and the Corporation

➢
obtain confirmation from management that the Corporation has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Corporation for the immediately previous 12 month period

➢	pre-approve all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation by its independent auditor.

iii) Reporting to Board

The Audit Committee shall make regular reports to the Board, but not less frequently than quarterly.

iv) Financial Reporting

With respect to the Corporation’s reporting of unaudited quarterly financial results, the Audit Committee shall:

-	Prior to their public release and filing with securities regulatory agencies, review and discuss with management and the independent auditor the:

-	press release

-	consolidated financial statements and notes thereto

-	management’s discussion and analysis

-	results of any independent auditor’s review requested/approved by the committee.

➢	Review the Corporation’s unaudited quarterly financial results including:

-	any significant judgments (e.g., estimates and reserves) made in the preparation of financial statements

-	any significant disagreements among management and the independent auditors in connection with the preparation of financial statements

-	the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented

-
significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy if the Corporation’s internal controls and any special steps adopted in light of material control deficiencies

-	the Corporation’s use of “pro forma” or “adjusted” non-GAAP information

-	the Corporation’s use of forward-looking financial guidance

-	critical accounting policies and practices

-	review of alternative treatments of financial information in all cases, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor

-	any written communications between the independent auditor and management (e.g. management letters, schedule of unadjusted differences)

-	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements

-	management certifications of reports filed by the Corporation pursuant to the Regulations

-	integrity of the Corporation’s financial reporting processes

-	any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting policies

➢	Approve the unaudited quarterly financial statements of the Corporation

v) Year-End Audit

With respect to the Corporation’s annual audit, the Audit Committee shall:

➢	Prior to their public release and filing with securities regulatory agencies, review and discuss with management and the independent auditor the:

-	financial statements and notes thereto for consolidated and separate entities

-	management’s discussion and analysis

-	results of the independent auditor’s audit

➢	The review of the Corporation’s audited financial results, shall include:

-	all matters described above with respect to unaudited quarterly financial results

-	results of the independent auditor’s audit

-
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

-
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

➢	Recommend to the Board whether the audited consolidated financial statements of the Corporation should be approved by the Board

vi) Annual Proxy Statement and Regulatory Filings

The Audit Committee shall:

➢	issue any reports required of the Audit Committee to be included in the Corporation’s annual proxy statement.

➢	review and recommend to the Board the approval of all material documents filed with securities regulatory agencies including:

-	Consolidated Year-end Financial Statements

-	Annual Information Form

-	Prospectuses

vii) Related Party Transactions and Off-Balance Sheet Structure

The Audit Committee shall:

➢	review all related-party transactions including those between the Corporation and its officers or directors and, if deemed appropriate, recommend approval of any particular transaction to the Board.

➢	Review all material off-balance sheet structures that the Corporation is a party to.

viii) Internal Controls, Risk Management and Legal Matters

The Audit Committee shall:

➢
consider the effectiveness of the Corporation’s internal controls over financial reporting and related information technology security and control including the process to communicate such controls and roles and responsibilities.

➢
discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies including the use of derivative financial instruments. Areas to be considered in this respect include:

-	insurance coverage

-	foreign currency exposure

-	interest rate exposure

➢
review with management, and if necessary, the Corporation’s counsel, any legal matter which could reasonably be expected to have a material impact on the Corporation’s financial statements or accounting policies.

ix) Capital Structure, Investment and Cash Management Policies, Disclosure Policy

The Audit Committee shall:

➢	review and approve any changes to the Corporation’s capital structure.

➢	review and approve the Corporation’s investment and cash management policy.

➢	review and approve the Corporation’s disclosure policy.

x) “Whistle Blower” and Related Procedures

➢
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

➢	Management shall report to the Audit Committee on a timely basis all discovered incidents of fraud within the Corporation, regardless of monetary value.

xi) Review of Charter and Self Assessment

The Audit Committee shall:

➢	review and reassess annually the adequacy of this Charter.

➢	review annually the Audit Committee’s own performance.

xii) Corporate Knowledge and Other Activities

The Audit Committee shall:

➢	strive to expand continually its knowledge of the Corporation’s activities.

➢	carry out such other activities consistent with this Charter, the Corporation’s by-laws and governing law, that the Audit Committee or the Board deem necessary or appropriate.

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

Limitations on Committee’s Duties

While the Audit Committee has the responsibilities and power set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of either management and/or the independent auditor.

In discharging its duties, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter, including designating any member of the Committee as an “audit committee financial expert” is intended, or should be determined to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

The essence of the Committee’s responsibilities is to monitor and review the activities described in this Charter to gain reasonable assurance (but not to ensure) that such activities are being conducted properly and effectively by the Corporation.

APPENDIX II

DEFINITIONS

Acronyms:
CRC

A Clinical Research Centre is a unit that manages patient studies from partnered sites within a defined investigator or patient-provider location. For example, a hospital having access to a group of patients having particular conditions on which trials are being conducted may serve as a CRC.

CRO	A Contract Research Organization is a company that conducts research on behalf of a pharmaceutical or biotechnology company.
FDA	Food and Drug Administration - The US regulatory agency charged with maintaining the safety of food, drugs, and cosmetics.
FDG	Fluorodeoxyglucose (F18), a short-lived isotope of fluorine used predominantly in PET scans.
GCP and GLP

Good Clinical Practices and Good Laboratory Practices are standards for the conduct of clinical trials (including laboratory studies) the data from which are expected to be submitted to a regulatory agency such as the FDA. In the case of GLP these practices are defined by regulation. GCP have arisen from general accepted clinical practices within the industry.

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
PET

Positron Emission Tomography - a diagnostic imaging technology that using positron emission to measure in detail the functioning of distinct areas of the human brain while the patient is comfortable, conscious and alert.

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

Mass Spectrometry	The science that measures the masses and relative concentrations of atoms and molecules to determine the make-up of the substance.
Molybdenum 99	The most common isotope used for medical purposes. It is processed into technetium-99m for these purposes.
Particle Accelerator	A machine that increases the kinetic energy of electrons or protons by accelerating them through electric fields.
Pharmacology	The study of drugs and their origins, nature, properties, and effects on living organisms.
Pre-clinical Studies	Designates those studies generally completed prior to human clinical trials.
Proteomics	The study of protein location, interaction, structure, and function that aims to identify and characterize the proteins present in normal versus diseased states in biological samples.
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

Synthesis	The process of creating a molecule through chemical reaction.
Target	The cells, tissues, or structures that a drug is intended to interact with as part of its pharmacological effect.
Toxicology (also called Safety Pharmacology)	The study of a chemical compound to determine the levels at which death occurs.

Document No. 2
CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and management discussion and analysis (MD&A) of MDS Inc. (“the Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and the United States using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in notes 1 and 27 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission (“SEC”).

MDS Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, accurate and disclosed in a timely manner and that the Company’s assets are appropriately accounted for and adequately safeguarded. During the past year, management has continued to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of management’s work have been subjected to audit by the shareholders’ auditors. As at year end, we have determined that internal control over financial reporting is effective and MDS Inc. has achieved compliance with the requirements set by the SEC under Section 404 of the US Sarbanes-Oxley Act (“SOx”). In compliance with Section 302 of SOx, MDS Inc.’s Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to MDS Inc.’s annual disclosure document in the US (Form 40-F). The same certification was provided to the Canadian Securities Administrators.

The Internal Auditor of the Company reviews and reports on MDS’s internal controls, including such testing as is deemed to be required. The Internal Auditor has full and independent access to the Audit Committee of the Board of Directors.

The Board of Directors has appointed an Audit Committee consisting of four outside directors. The Committee meets regularly to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the interim and annual financial statements of the Company along with the independent auditors’ report prior to the submission of the financial statements to the Board of Directors for final approval. The financial information throughout this annual report is consistent with the information presented in the consolidated financial statements.

These consolidated financial statements have been audited by Ernst & Young LLP, which have been appointed as the auditors of the Company by the shareholders. As auditors, Ernst & Young LLP obtain an understanding of MDS’s internal controls and procedures for financial reporting to plan and conduct such audit procedures as they consider necessary to express their opinion on the consolidated financial statements. As auditors, Ernst & Young LLP has full and independent access to the Audit Committee to discuss their findings.

Stephen P. DeFalco President and Chief Executive Officer	Jim A.H. Garner Executive Vice-President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. (the “Company”) as at October 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2006 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 15, 2007 expressed an unqualified opinion thereon.

Toronto, Canada, January 15, 2007

Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 (millions of Canadian dollars)	2006	2005 (Revised Notes 2 and 28)
ASSETS
Current
Cash and cash equivalents	$284	$265
Short-term investments (note 3)	152	-
Accounts receivable	256	247
Unbilled revenue	136	114
Inventories (note 4)	97	159
Income taxes recoverable	47	3
Prepaid expenses and other	24	21
Assets held for sale (note 2)	220	114
	1,216	923

Property, plant, and equipment (note 5)	381	808
Future tax assets (note 15)	42	41
Long-term investments and other (note 6)	191	144
Goodwill (note 7)	468	479
Intangibles (note 8)	380	42
Assets held for sale (note 2)	-	243
	$2,678	$2,680
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$268	$319
Deferred revenue (note 10)	104	119
Income taxes payable	9	29
Current portion of long-term debt (note 9)	22	12
Liabilities related to assets held for sale (note 2)	128	50
	531	529

Long-term debt (note 9)	420	453
Deferred revenue (note 10)	19	27
Other long-term obligations	26	35
Future tax liabilities (note 15)	92	68
Liabilities related to assets held for sale (note 2)	-	143
	1,088	1,255
(Commitments, contingencies, and guarantees - notes 22, 23, and 24)
Shareholders’ equity
Share capital (notes 11 and 18)	885	847
Retained earnings	730	604
Cumulative translation adjustment (note 26)	(25)	(26)
	1,590	1,425
	$2,678	$2,680
Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

John T. Mayberry, Director	Robert W. Luba, Director

CONSOLIDATED STATEMENTS OF INCOME
Years ended October 31 (millions of Canadian dollars except per share amounts)	2006	2005 (Revised Notes 2 and 28)	2004 (Revised Notes 2 and 28)
Net revenues	$1,140	$1,154	$1,141
Cost of revenues	(743)	(709)	(672)
Selling, general, and administration	(248)	(245)	(228)
Research and development (note 12)	(19)	(31)	(38)
Depreciation and amortization	(71)	(61)	(58)
Restructuring charges - net (note 13)	8	(61)	(10)
Other income (expense) - net (note 14)	(7)	(17)	(65)
Equity earnings (note 6)	(6)	(6)	(1)
Operating income	54	24	69

Interest expense	(26)	(21)	(23)
Dividend and interest income	18	10	7
Income from continuing operations before income taxes and minority interest	46	13	53

Income taxes (note 15)
- current	23	(16)	(39)
- future	(37)	4	-
Minority interest - net of tax	-	-	9
Income from continuing operations	32	1	23

Income from discontinued operations - net of tax (note 2)	113	30	28
Net income	$145	$31	$51

Basic and diluted earnings per share (note 16 and 18) - from continuing operations	$0.22	$-	$0.16
- from discontinued operations	0.79	0.22	0.20
Basic and diluted earnings per share	$1.01	$0.22	$0.36
See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)	2006	2005 (Revised Notes 2 and 28)	2004 (Revised Notes 2 and 28)
Retained earnings, beginning of year	$604	$600	$572
Net income	145	31	51
Repurchase of shares (note 11)	-	(8)	(11)
Dividends	(19)	(19)	(12)
Retained earnings, end of year	$730	$604	$600
See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (millions of Canadian dollars)	2006	2005 (Revised Notes 2 and 28)	2004 (Revised Notes 2 and 28)
Operating activities
Net income	$145	$31	$51
Income from discontinued operations - net of tax	113	30	28
Income from continuing operations	32	1	23
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations (note 20)
Items not affecting current cash flow	110	89	117
Changes in non-cash working capital balances relating to operations	(104)	(1)	(15)
Cash provided by operating activities of continuing operations	38	89	125
Cash provided by operating activities of discontinued operations	117	72	46
	155	161	171
Investing activities
Acquisitions (note 2)	-	(6)	(10)
Effect of deconsolidating MDS Proteomics	-	-	(18)
Proceeds from MAPLE settlement	27	-	-
Purchases of property, plant and equipment	(61)	(125)	(107)
Purchases of intangibles	-	-	(5)
Proceeds from sale of businesses and investments	6	-	3
Purchases of short-term investments	(152)	-	-
Increase in deferred development charges	(11)	(18)	-
Other	(16)	(8)	(4)
Cash used in investing activities of continuing operations	(207)	(157)	(141)
Cash provided by (used in) investing activities of discontinued operations	85	(2)	6
Financing activities
Repayment of long-term debt	(8)	(1)	(2)
Issuance of long-term debt	-	-	4
Increase (decrease) in deferred revenue and other long-term obligations	(8)	(5)	14
Payment of cash dividends	(15)	(14)	(9)
Issuance of shares	30	11	18
Repurchase of shares	-	(13)	(17)
Cash provided by (used in) financing activities of continuing operations	(1)	(22)	8
Cash used in financing activities of discontinued operations	(14)	(11)	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	1	-	(6)
Increase (decrease) in cash and cash equivalents during the year	19	(31)	36
Cash and cash equivalents, beginning of year	265	296	260
Cash and cash equivalents, end of year (note 20)	$284	$265	$296
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

1. Accounting Policies

Basis of presentation
The accounting policies of MDS Inc. (MDS or the Company) are in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These policies are consistent with accounting principles generally accepted in the United States (US GAAP) in all material respects except as outlined in note 27.

As described in note 2, the Company has approved plans to discontinue certain businesses and to significantly restructure other operations. These plans require estimates to be made of the recoverability of the carrying value of certain assets based on their capacity to generate future cash flows, contract termination costs and other exit costs. Since restructuring activities are complex processes that can take several months to complete, they involve periodically reassessing such estimates. As a result, the Company may have to change originally reported estimates when actual payments are made or the activities are completed. Accordingly, actual payments may differ significantly from amounts recorded.

Prior year amounts, including amounts reflected in the notes to the consolidated financial statements, have been revised to reflect the results of discontinued operations and a change in the way the Company reports segmented information.

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

Significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Use of estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates used.

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

Property, Plant, and Equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

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

Depreciation, which is recorded from the date on which each asset is placed into service, is provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings           25 - 40 years
Equipment            3 - 10 years
Furniture and fixtures       3 - 10 years
Computer systems         3 - 7 years
Leaseholds            Term of the lease plus renewal periods, if applicable, to a maximum of 20 years
Facility modifications       Depreciated over the contractual production period

Goodwill
All business combinations are accounted for using the purchase method. Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired. Goodwill is not amortized and is tested for impairment on an annual basis.

Intangibles
Supply agreements and licence rights are recorded at cost and are amortized on a straight-line basis over their useful life, being the term of the supply agreement or licence right.

In-process research and development (IPR&D) represents the value paid as a result of a business combination for acquired research and development (R&D) which was not technologically feasible as of the acquisition date and which had no alternative future use other than its intended use. IPR&D is recorded at cost and amortized on a straight-line basis over its estimated useful life, not exceeding seven years.

Acquired technology represents the value of proprietary ‘‘know-how’’, which was technologically feasible as of the acquisition date, and is amortized on a straight-line basis over the estimated useful life of the technology, generally not exceeding three years.

Maintenance contracts and customer relationships represent the value placed on maintaining products and technology previously sold to customers and the value of existing customer relationships. Maintenance contracts and customer relationships are recorded at cost and amortized on a straight-line basis over their estimated useful life, not exceeding five years.

Impairment of long-lived and intangible assets
MDS evaluates the carrying value of long-lived and intangible assets, including property, plant and equipment and goodwill, for potential impairment when events and circumstances warrant a review. Factors that MDS considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for MDS’s overall business, significant negative industry or economic trends, a significant decline in MDS's stock price for a sustained period, and MDS’s market capitalization relative to the net book value of the Company.

The carrying value of an asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value, and is recorded as a charge to income. The anticipated net recoverable amount for long-lived and intangible assets other than goodwill is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

Goodwill impairment is assessed at the reporting segment level at least annually. Potential impairment is identified when the carrying value of a reporting segment, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting segment’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting segment. The fair value of goodwill is determined in the same manner as in a business combination.

The fair values are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.

Short- and long-term investments
Short-term investments are temporary investments with original maturities of greater than three months and less than one year at the time the investment is made. Short-term investments are valued at the lower of cost and market.

The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence, the investments are recorded at cost. These investments are classified as long-term investments. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other-than-temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and obligations under capital lease. Obligations under capital lease reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Assets under capital leases are depreciated based on the useful life of the asset. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time. Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists. These revenues include fees-for-services that are received by our discontinued diagnostic laboratory testing services which are subject to future adjustment on settlement and are recorded based on management’s estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

A significant portion of the Company’s pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities, and reimbursable costs in excess of billings are recorded as unbilled revenue.

Reimbursable costs, including investigator fees and other out-of-pocket expenses, are not reflected in total revenues or expenses where the Company acts in the capacity of an agent on behalf of a customer, passing through these costs without risk or reward.

Stock-based compensation plan
The fair value of stock options granted on and after November 1, 2003 are recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general and administration expenses in the consolidated statements of income and as contributed surplus and grouped within share capital on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares. Expenses related to these plans are charged to income over the period in which the amounts are earned based on an estimate of amounts that will be paid in the future.

Pension, post-retirement and post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-employment benefits. The current service cost of benefit plans is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation and other factors.

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

Research and development (R&D)
The Company carries on various R&D programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed in the periods in which they are incurred.

Development costs that meet certain criteria, including reasonable assurance regarding future benefits, are deferred and amortized on a straight-line basis over periods ranging from three to five years commencing in the year that the new product development is completed and commercial production commences.

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

Earnings per share
Basic earnings per share is calculated by dividing the net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options outstanding during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of Common shares assumed to be repurchased from the total of issuance proceeds plus future period compensation expense on options granted on or after November 1, 2003, using the average market price of the Company’s Common shares during the applicable period.

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

Interest rate swap contracts are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment to interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The Company’s policy is to document all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

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

Non-monetary transactions
All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards
In 2005, the CICA issued various new Handbook sections. These new standards have been created to harmonize Canadian GAAP with US GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i) CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii) CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

(iii) CICA Handbook Section 3865, “Hedges” establishes standards for when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

2. Acquisitions, Divestitures and Discontinued Operations

a) Acquisitions

Effective August 4, 2005, the Company acquired SkeleTech, Inc., a therapeutically focused contract research organization providing preclinical discovery and development services in bone and central nervous systems biologies, for consideration of $8 million (US$6 million) and an additional $2 million (US$2 million) payable to the vendors if certain profitability levels were attained in 2006. In 2006, an additional payment of $1 million (US$1 million) was made to the previous owners of SkeleTech Inc. under this provision and recorded as additional goodwill. This acquisition was accounted for using the purchase method. The purchase price was allocated to the net assets acquired based on management’s best estimate of fair values. Goodwill of $6 million was recorded on this transaction, reflecting the $8 million purchase price, offset by net assets acquired of $2 million, which included $1 million of cash.

Effective October 22, 2004, the Company acquired a 50% interest in the assets and intellectual property related to the MALDI Time-of-Flight (MALDI-TOF) mass spectrometry business of Applied Biosystems, a division of Applera Corporation (Applied Biosystems). The purchase included a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets. The combined original purchase price was US$40 million. This acquisition was accounted for using the purchase method, and the purchase price was allocated to the assets acquired based on management’s best estimate of fair values. Goodwill of $15 million was recorded on this transaction. In 2005, the purchase price was renegotiated and reduced by US$2 million with a corresponding reduction in goodwill (note 7).

The Company and Applied Biosystems each contributed the MALDI-TOF business and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division of MDS. The inventory and property, plant and equipment arising from this purchase were retained by MDS Sciex, along with the goodwill generated on this transaction.

The cost of the acquisitions described above has been allocated on the acquisition dates as follows:

	2006	2005	2004
Working capital	$-	$(1)	$7
Other intangible assets	-	-	26
Software	-	-	1
Property, plant and equipment and other	-	1	-
Goodwill	-	6	15
	-	6	49
Long-term debt and other long-term obligations	-	-	(39)
Total cash consideration	$-	$6	$10

b) Divestitures and discontinued operations

In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on the Life Sciences businesses and to close or divest of businesses that were not strategic to this plan, including certain early-stage pharmaceutical research services businesses. As a result, the Company has reclassified its distribution business, its diagnostics businesses, and certain early-stage pharmaceutical research services businesses as discontinued operations.

In addition to the businesses identified above, discontinued operations include the Company's US diagnostics business, which was classified as discontinued in 2004, and a European-based generic radiopharmaceutical manufacturing business which was classified as discontinued in 2003.

During 2006, the Company completed the sale of its 50% interest in Source Medical Corporation; its 26% interest in Calgary Laboratory Services; and various pharmaceutical services operations. As a result of these transactions, the Company received proceeds from the sale of discontinued operations and other businesses totalling $92 million and recorded a net gain of $28 million in 2006. Goodwill associated with the sale of the discontinued operations in 2006 amounted to $27 million. On October 5, 2006, the Company announced the signing of a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a $1.325 billion transaction (see note 29).

During 2005, the Company ceased operations in the generic radiopharmaceutical business and completed the sale of its sole remaining US diagnostics operation and achieved final settlement of outstanding issues related to the sale of some US diagnostics businesses that occurred in 2004. As a result of these events in 2005, the Company received proceeds from the sale of discontinued operations totalling $11 million and recorded a net gain of $6 million.

Proceeds of $26 million were realized in 2004 associated with the US diagnostics operations sold in that year including the laboratory operations in New York and Georgia. MDS realized a loss of $10 million on the sale which was subsequently reduced by the receipt of $2 million of contingent considerations based on the terms of the agreement. These gains and losses are included in the loss from discontinued operations as reported in the consolidated statements of income.

Pursuant to CICA Handbook Section 3475, ‘‘Disposal of Long-lived Assets and Discontinued Operations’’ (Section 3475), the revenues and expenses of the business have been netted and reported as loss from discontinued operations on the consolidated statements of income. Figures for 2005 and 2004 have been revised to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:

	2006	2005	2004
Net revenues	$414	$675	$723
Cost of revenues	(256)	(477)	(531)
Selling, general and administration	(61)	(113)	(98)
Depreciation and amortization	(10)	(14)	(17)
Goodwill write-down	-	(15)	-
Gain on sale of discontinued operations	28	-	-
Restructuring charges[1]	(1)	(11)	(4)
Other expenses	(3)	-	(10)
Equity earnings	3	2	2
Operating income	114	47	65
Interest expense	-	(1)	(1)
Dividend and interest income	2	3	1
Income taxes	7	(9)	(23)
Minority interest	(10)	(10)	(14)
Income from discontinued operations	$113	$30	$28
1 Included in the loss from discontinued operations are net restructuring charges associated with workforce reductions.

In accordance with Section 3475, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed. MDS has classified certain operations as held for sale in accordance with this Section. The sale of these operations is expected to occur within one year and, therefore, assets and liabilities associated with these operations have been classified as current.

The following table provides the assets and related liabilities held for sale as at October 31:

	2006	2005
Assets held for sale
Accounts receivable	$35	$63
Inventories	3	28
Prepaid expenses and other	3	3
Property, plant and equipment	32	64
Future tax assets	70	95
Long-term investments and other	15	15
Goodwill	61	88
Intangibles	1	1
Total assets held for sale	220	357
Less: Current assets held for sale[1]	(220)	(114)
Long-term assets held for sale	$-	$243

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$37	$72
Long-term debt	4	12
Other long-term obligations	7	7
Future tax liabilities	62	81
Minority interest	18	21
Total liabilities related to assets held for sale	128	193
Less: Current liabilities related to assets held for sale[1]	(128)	(50)
Long-term liabilities related to assets held for sale	$-	$143
1Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

To determine the assets held for sale related to those operations classified as discontinued operations, the Company is required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty. Actual amounts may differ from these estimates.

3.	Short-term Investments

As at October 31, 2006, short-term investments consisted of bankers’ acceptances and treasury bills amounting to $152 million with interest rates of approximately 4.5% and maturity dates between November 2006 and May 2007. Short-term investments have a fair value that approximate their carrying value.

4. Inventories

	2006	2005
Raw materials and supplies	$55	$97
Work in process	23	44
Finished goods	19	18
	$97	$159

During 2006, the Company sold inventory having a net book value of $53 million to Atomic Energy of Canada Limited (AECL) as part of a legal settlement (see note 8(i)).

5. Property, Plant and Equipment

		2006		2005
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$27	$-	$32	$-
Buildings	173	53	158	49
Equipment	255	158	242	145
Furniture and fixtures	25	18	25	17
Computer systems	125	52	94	36
Leaseholds	50	20	42	14
Facility modifications	28	11	28	9
Construction in progress	10	-	457	-
	$693	$312	$1,078	$270
Accumulated depreciation	(312)		(270)
	$381		$808

Included in property, plant and equipment are assets under capital leases as follows:

	2006	2005
Cost	$22	$17
Accumulated depreciation	(5)	(4)
	$17	$13

During the year, depreciation expense of $1 million (2005 - $1 million; 2004 - $1 million) was recorded on assets under capital leases.

Construction in progress includes $nil (2005 - $61 million) of capitalized financing costs.

During the year, the Company transferred assets recorded in construction in progress and having a net book value at October 31, 2005 of $393 million to AECL as part of a legal settlement (see note 8(i)).

6. Long-term Investments and Other

	2006	2005
Financial instruments pledged as security on long-term debt (note 9)	$44	$44
Long-term note receivable	45	-
Investments in significantly influenced companies	34	29
Other long-term investments	34	33
Venture capital investments	-	9
Long-term investments	$157	$115
Deferred development costs	34	29
	$191	$144

The financial instrument pledged as security on long-term debt and the long-term note receivable have fair values that approximates their carrying value. The estimated fair values of the remaining long-term investments are not readily determinable. Other long-term investments include securities in private companies for which reasonable estimates of fair value are not readily determinable.

        In 2006, as a result of a comprehensive mediation process there was an exchange of assets between the Company and AECL related to the MAPLE reactor project, a long-term note receivable for $43 million was received by MDS (see note 8(i)). This non-interest bearing note receivable is repayable over four years commencing in 2008. The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%. The note receivable will be accreted up to its face amount of $53 million over the period of four years.

The Company accounts for its interest in Hemosol Corp. as a significantly influenced company using the equity method of accounting. In 2005, the Company’s share of the investee’s losses exceeds the carrying amount of the investment, and a $7 million equity loss adjustment was recorded. In 2005, Hemosol Corp. filed for receivership and, as a result, the Company's guarantee of the bank debt of Hemosol Corp. was called by the bank and paid by MDS (see also note 29).

Certain long-term investments are development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.

As at October 31, 2006, the Company had a secured 6% convertible promissory note receivable amounting to
US$8 million due from a significantly influenced investee which is accounted for by the equity method. This note relates to funding requirements of the investee for operations and matures on December 31, 2007. This transaction was recorded at an amount that is representative of fair value.

Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to
$2 million (2005 - $5 million) compared with a carrying value of $1 million (2005 - $3 million). Certain of the other long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of
$16 million (2005 - $10 million) and a combined carrying value of $13 million (2005 - $1 million).

7. Goodwill

	2006	2005
Opening balance	$479	$486
Acquired (i)	1	6
Purchase price adjustment (ii)	-	(3)
Foreign exchange and other	(12)	(10)
Closing balance	$468	$479

(i)
In 2006, $1 million (2005 - $6 million) of the acquired goodwill relates to a payment under a purchase price deferral associated with the acquisition of SkeleTech, Inc. The acquired goodwill was recorded in the pharmaceutical services segment.

(ii)
In 2005, the purchase price for the acquisition of a 50% interest in the assets and intellectual property related to the MALDI Time-of-Flight (MALDI-TOF) mass spectrometry business of Applied Biosystems was renegotiated and reduced by $3 million (US$2 million) with a corresponding reduction in goodwill. The reduction was recorded in the instruments segment.

8. Intangibles

		2006		2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Supply agreements	$344	$-	$-	$-
Acquired technology	26	7	26	4
Licenses	31	14	30	10
	$401	$21	$56	$14
Accumulated amortization	(21)		(14)
	$380		$42

The change in intangibles comprised:

	2006	2005
Opening balance	$42	$55
Acquired (i)	345	-
Amortized	(7)	(5)
Impairment charge (ii)	-	(8)
Closing balance	$380	$42

(i)
On February 22, 2006, the Company announced the conclusion of a comprehensive mediation process with AECL related to the MAPLE reactor project. Under the agreement, AECL paid MDS $25 million, net of applicable taxes, and AECL assumed complete ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the production of medical isotopes. In addition, AECL acquired $53 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $43 million and which will be repaid over four years commencing in 2008. MDS and AECL have entered into a 40-year supply agreement for the provision of medical isotopes in exchange for a fixed percentage of the selling price. In accordance with CICA Handbook Section 3831, “Non-monetary Transactions”, the Company exchanged the MAPLE asset for a 40-year supply agreement which has been recorded as an intangible asset at its fair value of $344 million. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL acquired $53 million of MAPLE-related inventories in exchange for a note payable which will be repaid over four years commencing in 2008. As a result of this agreement, a long-term note receivable for $43 million has been established and a $10 million non-cash charge was recorded in the year (see note 14).

(ii)
In 2005, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with Protana Inc. that granted MDS Pharma Services access to certain Protana Inc. biomarker- related technology. The license agreement write-off was recorded in the pharmaceutical services segment.

Intangibles acquired consist of:

	2006	2005
Supply agreements	$344	$-
Licenses	1	-
	$345	$-

9. Long-term Debt

	Maturity	2006	2005
Senior unsecured notes	2007 to 2014	$350	$368
Other debt	2007 to 2015	92	97
Total long-term debt		442	465
Current portion		(22)	(12)
		$420	$453

The Company has outstanding US$311 million (C$350 million) of senior unsecured notes that bear interest at fixed rates between 5.15% and 6.19%.

Other debt includes a non-interest-bearing government loan with a carrying value of $48 million
(2005 - $48 million) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (see note 6).

Other debt also includes a US$24 million note payable (C$27 million) (2005 - C$35 million) to Applied Biosystems relating to assets purchased for the MALDI-TOF mass spectrometry operations. The note bears interest at 4% and is payable evenly over the three remaining years of its term.

The Company has a $500 million, four-year, committed, revolving credit facility. As at October 31, 2006, this facility was undrawn.

The remaining debt including obligations under capital leases amounting to $14 million (2005 - $11 million), bears interest at various fixed rates.

Principal repayments of long-term debt are as follows:

2007	$22
2008	104
2009	21
2010	31
2011	18
Thereafter	246
$442

Included within the future principal repayments of long-term debt are obligations under capital leases. Future minimum lease payments for obligations under capital leases in effect as at October 31, 2006 are as follows:

2007	$4
2008	3
2009	2
2010	2
2011	2
Thereafter	3
16
Less: portion representing interest	2
$14

10. Deferred Revenue

Deferred revenue includes an $18 million deferred credit (2005 - $22 million) related to the government loan associated with MAPLE reactor project, which is being amortized over the remaining eight years of the term of the debt using the sum of the years’ digits method (see note 9).

During 2004, the Company received $32 million from a customer as consideration for amending a supply agreement to eliminate certain minimum purchase commitments. The proceeds were recorded as deferred revenue and are being amortized over the remaining term of the contract. At October 31, 2006, the balance outstanding was $3 million (2005 - $13 million), all of which is classified as current deferred revenue (2005 - $10 million).

11. Share Capital

At October 31, 2006, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

a) Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance - October 31, 2003	141,122	$816
Issued	1,561	25
Repurchased and cancelled	(857)	(8)
Balance - October 31, 2004	141,826	833
Issued	1,072	19
Repurchased and cancelled	(799)	(5)
Balance - October 31, 2005	142,099	847
Issued	2,220	38
Balance - October 31, 2006	144,319	$885

During 2006, the Company declared and paid cash dividends of $15 million on Common shares (2005 - $14 million; 2004 - $9 million).

In 2006, the Company did not repurchase or cancel Common shares. In 2005, the Company repurchased 799,000 (2004 - 857,000) Common shares for $13 million (2004 - $17 million) under the terms of a normal course issuer bid (NCIB). The excess of cost over the stated capital of the acquired shares was charged to retained earnings. Under the terms of its NCIB, the Company is entitled to repurchase up to 10,967,000 Common shares between June 30, 2006 and June 29, 2007. These repurchases of Common shares are made on the open market at prevailing market prices.

During the year, the Company issued 1,859,000 (2005 - 629,000; 2004 - 1,194,000) Common shares under the stock option plan for proceeds of $27 million (2005 - $7 million; 2004 - $14 million).

b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2006 resulted in the issuance of 220,000 (2005 - 264,000) Common shares as stock dividends and the issuance of 7,000 Common shares (2005 - 9,000) for cash.

Subsequent to year-end, the Company announced that it will discontinue this plan following completion of the sale of the diagnostics business.

Under the terms of the Company’s Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. During the year, the Company issued 134,000 Common shares (2005 - 177,000) under this plan for proceeds of $3 million (2005 - $3 million) and as at October 31, 2006, the Company has 66,000 Common shares that are reserved for future issue with this plan.

12.  Research and Development

	2006	2005	2004
Gross expenditures	$60	$86	$100
Investment tax credits	(9)	(8)	(20)
Recoveries from partners	(25)	(32)	(23)
Development costs deferred	(7)	(15)	(19)
Research and development expense	$19	$31	$38

Depreciation and amortization expense for 2006 includes $7 million (2005 - $3 million; 2004 - $16 million) related to equipment used for research and development.

13. Restructuring Charges

	Restructuring Charge (Recovery)	Cumulative Drawdowns		Provision Balance at October 31, 2006
		Cash	Non-cash
2004:
Workforce reductions	$11	$(10)	$(1)	$-
Equipment and other asset write-downs - adjustments	(1)	-	1	-
	10	(10)	-	-
2005:
Workforce reductions	41	(35)	(1)	5
Equipment and other asset write-downs - adjustments	8	-	(8)	-
Contract cancellation charges	12	(2)	(10)	-
	61	(37)	(19)	5
2006:
Workforce reductions	1	-	-	1
Contract cancellation settlement	(9)	-	10	1
	(8)	-	10	2
				$7

Over the last three years, MDS has undertaken a number of activities designed to refocus the Company as a globally competitive life sciences company. In fiscal 2006, the Company completed certain of these initiatives and as a result reduced the balance of reserves set aside for these activities. These reserve reductions included the elimination of provisions made last year for expected costs associated with an early termination of certain information technology outsourcing agreements. Satisfactory resolution of the termination negotiations eliminated the need for this reserve. Also, during 2006, MDS completed the closure of the generic radiopharmaceuticals business in Europe, eliminating the need for further reserves.

In 2005, the Company recorded restructuring charges related to a reduction in its management, administrative, and operations workforce, a realignment of its information technology infrastructure, and the reorganization of certain pharmaceutical research services operations. In 2004, the Company recorded restructuring charges relating to the implementation of change initiatives affecting the provision of support services, systems implementation, senior management reductions, and certain other initiatives.

14. Other Income (Expense) - Net

	2006	2005	2004
Impairment of long-term investments (note 6)	$-	$(6)	$(12)
Impairment of intangibles (note 8)	-	(8)	(15)
Write-down of other long-term assets	(1)	-	-
Write-down of equipment	-	-	(10)
Loss on sale of MAPLE assets (note 8)	(10)	-	-
Gain on patent litigation	-	-	14
Gain on reorganization of MDS Proteomics	-	-	8
Gain on sale of businesses and investments	2	-	3
Impairment of goodwill	-	-	(53)
Unrealized loss on interest rate swaps (note 25)	-	(3)	-
Insurance settlement	2	-	-
	$(7)	$(17)	$(65)

During 2006, the Company recorded a $10 million non-cash charge relating to the agreement reached between the Company and AECL related to the MAPLE reactor project (see note 8). This charge relates to the isotopes segment. In addition, the Company recorded a $2 million gain on the sale of a business and $2 million received as net insurance proceeds relating to the New Orleans location, both relating to the pharmaceutical services segment and a $1 million write-down of other long-term assets in the corporate and other segment.

During 2005, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with an investee that granted the Company access to certain biomarker-related technology, and a $6 million write-down of a long-term investment based on the Company’s assessment of the carrying value of the investment and the present value of its expected future cash flows. Both charges related to the pharmaceutical services segment.

During 2004, the Company determined that the value of certain intangible assets was impaired. As a result, the book value of these intangible assets were reduced by $15 million to their net realizable value. In 2004, certain of the long-term investees of the Company experienced declines in value that were believed to be other than temporary. The Company recorded write-downs of $12 million to reduce the carrying value of these investments to an estimate of their net realizable value.

5. Income Taxes

a) Provision

The Company's effective income tax rate has the following components:

	2006	2005	2004
	%	%	%
Combined federal and provincial tax rate	35.0	35.0	35.7
Increase (decrease) in tax rate as a result of:
Foreign losses that have not been recognized, net	10.0	(1.6)	8.4
Impact of tax rate changes on future tax balances	(8.9)	-	5.7
Research and development incentives	(4.9)	(8.5)	(5.2)
Manufacturing incentives	(0.2)	(3.1)	(5.2)
Impact of differential foreign tax rates	(3.2)	(7.7)	(1.7)
Amortization not deductible for tax	1.1	1.5	-
Investments and write-downs	4.0	20.7	42.0
Restructuring charge not recognized for tax	-	49.2	-
Other	(2.5)	6.8	(6.1)
Effective income tax rate	30.4	92.3	73.6

b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

	2006	2005
Future tax assets
Tax benefit of loss carryforwards	$115	$88
Book value in excess of tax basis	(15)	(4)
Investment tax credits	-	6
Provisions and reserves	2	14
Future tax assets before valuation allowance	102	104
Valuation allowance	(60)	(63)
	42	41
Future tax liabilities
Book value in excess of tax basis	(85)	(72)
Tax on investment tax credits recognized for accounting purposes	(11)	(8)
Provisions and reserves	4	12
	(92)	(68)

Net future tax liabilities	$(50)	$(27)

c) Tax loss carryforwards

As at October 31, 2006, the Company has future tax assets relating to net operating loss carryforwards of $146 million (2005 - $160 million) before valuation allowances. These assets relate to $415 million (2005 - $437 million) of tax loss carryforwards. Of the total losses, $40 million (2005 - $49 million) expire by 2011, $179 million (2005 - $132 million) expire between 2014 and 2026, and the remaining $196 million (2005 - $256 million) may be carried forward indefinitely.

In addition, the Company has $85 million of capital losses available at the end of the year. In the fourth quarter of 2006, a $15 million future tax asset was recognized relating to these losses to reflect the expectation they will be utilized to offset a portion of the gain on the sale of MDS Diagnostic Services. The resulting future tax recovery was reported as a reduction of taxes otherwise payable related to discontinued operations.

d)  Investment tax credits

During the year, the Company recognized $32 million (2005 - $14 million) of investment tax credits relating to research performed in Canada on its own behalf and for certain customers. These investment tax credits are attributable to salaries and other research-related expenditures and were recorded as a reduction of those expenses, generally in research and development. Of the investment tax credits recognized during the year, $6 million (2005 - $nil) related to capital expenditures and were recorded as a reduction to the carrying values of the related capital assets.

16.  Earnings per share - Dilution

	2006	2005	2004
Weighted average number of Common shares outstanding - basic (in millions)	144	142	142
Impact of stock options assumed exercised (in millions)	-	-	1
Weighted average number of Common shares outstanding - diluted (in millions)	144	142	143

Options to purchase 1,168,000, 4,148,000 and 1,573,000 Common shares for the years ended October 31, 2006, 2005, and 2004, respectively, were not included in the computation of diluted earnings per share because these options have exercise prices which were greater than the average market price of MDS’s shares during the respective years.

17.  Joint ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined statements of financial position reflecting the Company's interests in joint ventures of continuing operations:

	2006	2005
Current assets	$29	$29
Long-term assets	42	39
	$71	$68

Current liabilities	$18	$15
Equity	53	53
	$71	$68

The following are statements of income and statements of cash flows information reflecting the Company's interests in joint ventures of continuing operations:

	2006	2005	2004
Net revenues	$188	$181	$205
Operating income	$63	$59	$102
Cash flow from operating activities	$72	$77	$91
Cash flow from investing activities	$(13)	$(10)	$(5)
Cash flow from financing activities	$(63)	$(62)	$(100)

18.  Stock-based compensation

a) Stock option plan

The Company has a stock option plan (the Plan) primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to employees and certain others. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board in its approval. All stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Those granted after October 31, 2005 vest evenly over three years and have a term of seven years.

	2006		2005
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Maximum available for issue	8,034		9,893

Outstanding November 1	7,672	$17.76	7,610	$17.63
Granted	1,019	20.10	1,442	17.58
Exercised	(1,859)	14.76	(629)	12.59
Cancelled or forfeited	(982)	19.94	(751)	20.44
Outstanding October 31	5,850	18.76	7,672	17.76
Options vested at year-end	3,612	$18.42	4,661	$16.90

Options outstanding at October 31, 2006 comprise:

				Options Outstanding		Options Exercisable
Range of Exercise Prices			Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
$12.14	-	$14.88	2.0	764	$13.78	764	$13.78
$15.00	-	$17.50	0.7	717	16.27	444	15.98
$17.75	-	$20.27	5.8	2,909	19.13	1,233	18.89
$20.39	-	$23.00	4.7	1,448	21.80	1,160	21.84
$24.80	-	$26.10	4.7	12	25.52	11	25.59
			4.5	5,850	$18.76	3,612	$18.42

Stock option compensation expense for 2006 was $4 million (2005 - $3 million; 2004 - $1 million), which has been recorded in selling, general and administration expenses in the consolidated statements of income and as contributed surplus within share capital on the consolidated statements of financial position.

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2006	2005	2004
Risk-free interest rate	3.9%	3.8%	4.3%
Expected dividend yield	0.7%	0.7%	1.0%
Expected volatility	.230	.334	.317
Expected time until exercise	3.25	5.19	5.25

The weighted average fair value of options granted was estimated to be $4.14 per Common share in 2006, $5.98 per Common share in 2005, and $6.83 per Common share in 2004.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility.

b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of income. For MDS, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro forma disclosures, the Company’s net income and basic and diluted earnings per share would have been:

	2006	2005	2004
Net income	$145	$31	$51
Compensation expense for options granted prior to November 1, 2003	(2)	(5)	(8)
Net income - pro forma	$143	$26	$43

Basic and diluted earnings per share	$0.99	$0.18	$0.30

c) Incentive plans
Mid-term Incentive Plans
Beginning in fiscal year 2004, a mid-term incentive plan was introduced based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units (PSUs). The obligations associated with this plan were charged to income in 2004 and 2005. The plan was paid out in 2006.

During 2005, the Company approved a PSU mid-term incentive plan for senior management (the 2006 MTIP). All PSUs under the 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of $22.00 and $26.00, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs), the balance will be paid in cash. During 2006, the $22.00 price hurdle was met and 50% of the issued units have vested, subject to recipients remaining in the employ of MDS until 24 months from the date of grant.

19.  Employee future benefits

The Company sponsors various post-employment benefit plans including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to its employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefit plans are unfunded. Certain benefit plans were curtailed effective January 1, 2008, resulting in a curtailment gain of $2 million (2005 - $2 million), which was offset by a $1 million (2005 - $1 million) unamortized loss.

Defined Benefit Pension Plans - The formula for Canadian plans is based on the highest three or six average consecutive years’ wages and requires employee contributions. A non-contributory Taiwanese plan is based on an employee’s years of service and compensation during the last month prior to retirement. A plan available to certain US employees is based on the participants’ 60 highest consecutive months of compensation and their years of service.

The Company uses an October 31 measurement date for the majority of its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2004, and the next required valuations will be as of January 1, 2007.

Defined Contribution Pension Plans - The Company sponsors a registered pension plan for certain senior executives. Contributions are based on 10% - 15% of each eligible employee’s annual earnings. In addition, the Company sponsors a contributory pension plan for a subsidiary where the employees’ contributions are based on a percentage of their pensionable earnings and the Company’s contribution is based on the length of pensionable services. During 2006, the Company contributed $2 million (2005 - $1 million) to the defined contribution pension plans.

Other Benefit Plans - These include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. Individuals must retire to be eligible.

The net periodic benefit costs for the Company’s post-employment benefit plans comprise the following components:

	Pensions		Other Benefit Plans
	2006	2005	2006	2005
Service cost	$5	$5	$1	$1
Interest cost	10	11	1	1
Expected return on plan assets	(14)	(13)	-	-
Recognized actuarial gain	1	1	-	-
Amortization of net transition asset	(3)	(3)	-	-
Curtailment gain	(1)	-	(1)	(1)
	$(2)	$1	$1	$1

The following weighted average assumptions were used in the determination of the net periodic benefit cost:

			Pensions		Other Benefit Plans
			2006	2005	2006	2005
Expected rate of return on plan assets			6.21%	6.37%	n/a	n/a
Discount rate - obligation			5.19%	6.04%	5.14	5.80%
Discount rate - expense			5.19%	6.04%	5.76	6.28%
Rate of compensation increase			3.96%	3.93%	4.36%	4.46%
Health care cost trend rate	-	first five years	n/a	n/a	10.0%	10.0%
	-	thereafter	n/a	n/a	5.0%	5.0%

The assumed health care cost trend rate used in determining the benefit cost for 2006 is 10% (2005 - 10%), decreasing to an ultimate level of 5% after five years (2005 - 5%). The assumed current dental trend rate used in determining the benefit cost for 2006 is 4.5% (2005 - 4.5%), which is expected to be maintained after five years.

The average remaining service period of the active employees covered by the pension plans for 2006 is 14 years (2005 - 14 years). The average remaining service period of the other retirement benefits for 2006 is 12 years (2005 - 13 years).

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following impact in 2006:

	1% Increase	1% Decrease
Change in net benefit cost	$-	$-
Change in benefit obligation	$3	$(2)

Changes in the benefit obligations for the plans were as follows:

	Pensions		Other Benefit Plans
	2006	2005	2006	2005
Benefit obligations - beginning of year	$204	$186	$20	$18
Service cost - pension	(1)	6	1	1
Interest cost	10	11	1	1
Benefits paid	(7)	(6)	-	(1)
Actuarial losses	-	7	(1)	3
Curtailments	-	-	(2)	(2)
Total benefit obligations - end of year	$206	$204	$19	$20

Changes in the assets of the plans were as follows:

	Pensions		Other Benefit Plans
	2006	2005	2006	2005
Plan assets at fair value - beginning of year	$223	$199	$-	$-
Actual return on plan assets	23	25	-	-
Benefits paid	(9)	(6)	(1)	(1)
Company contributions	3	3	1	1
Participant contributions	2	2	-	-
Plan assets at fair value - end of year	$242	$223	$-	$-

Amounts recognized in the Company’s consolidated statements of financial position consist of:

	Pensions		Other Benefit Plans
	2006	2005	2006	2005
Plan assets in excess of (less than) projected obligations	$36	$19	$(19)	$(20)
Unrecognized actuarial gains	10	21	1	4
Unrecognized past service costs	-	-	(1)	(1)
Unrecognized net transition asset	(25)	(27)	-	-
	$21	$13	$(19)	$(17)

The pension plan assets are included within long-term investments and other, and the other benefit plans liabilities are included within other long-term obligations on the consolidated statements of financial position.

The percentage of fair value of total pension plan assets held at October 31, 2006 is as follows:

	2006	2005
Asset category	Percentage of Plan Assets	Percentage of Plan Assets
Cash	0.3%	0.0%
Fixed income	33.4%	37.1%
Equities	66.3%	62.9%
Total	100.0%	100.0%

20.  Cash Flow

Cash and cash equivalents comprise the following:

	2006	2005
Interest-bearing balances with banks	$166	$122
Commercial paper	83	50
Term deposits	28	43
Bankers’ acceptances	7	50
	$284	$265

Adjustments to reconcile net income to cash provided by continuing operating activities include:

Items not affecting current cash flows:

	2006	2005	2004
Depreciation and amortization	$71	$61	$58
Deferred revenue	(7)	12	(17)
Minority interest	-	-	(9)
Future income taxes	22	(14)	(4)
Equity earnings - net of distribution	12	8	1
Impairment of long-term investments (note 6)	1	6	12
Impairment of intangible assets (note 8)	-	8	15
Gain on sale of businesses and investments (note 14)	(2)	-	(3)
Write-down of property, plant and equipment	-	7	10
Loss on sale of MAPLE assets (note 14)	10	-	-
Stock option compensation (note 18)	4	3	1
Net gain on reorganization of MDS Proteomics	-	-	(8)
Impairment of goodwill	-	-	53
Unrealized loss on interest rate swaps (notes 14 and 25)	-	3	-
Other	(1)	(5)	8
	$110	$89	$117

Changes in non-cash working capital balances relating to operations:

	2006	2005	2004
Accounts receivable	$(9)	$(8)	$(53)
Unbilled revenue	(22)	(26)	(91)
Inventories	63	(4)	15
Prepaid expenses and other	(7)	(6)	11
Accounts payable, accrued liabilities and deferred revenue	(66)	63	73
Income taxes	(63)	(20)	30
	$(104)	$(1)	$(15)

Cash interest and income taxes paid are as follows:

	2006	2005	2004
Interest	$24	$23	$24
Income taxes	$10	$22	$12

21.  Segmented Information

There have been a number of changes within the Company’s senior leadership team, including the appointment of a new President and Chief Executive Officer, which together with the recent global restructuring and realignment initiatives, necessitated a review of the way MDS reports segmented results. The strategic direction to focus on pharmaceutical research services, isotopes and molecular imaging, and analytical instruments businesses requires the Company to change its segment disclosure to reflect the way in which the chief operating decision maker evaluates the results of each segment pursuant to “CICA HB Section 1701 - Segment Disclosures”.

The Company has also changed the methodology of allocating certain central expenses based on factors that reflect the drivers of such costs within each segment. Consequently, the Company is now disclosing non-allocated corporate costs separately, reflecting certain items that cannot be assigned to a specific business unit within any of the above segments.

Management has determined that the Company operates within three dominant segments - pharmaceutical services, isotopes, and instruments. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

These life sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The pharmaceutical services business provides pharmaceutical research services; the isotopes business manufactures medical isotopes; and the instruments business manufactures advanced analytical equipment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations. For comparability purposes, the Proteomics segment results for 2004 have been excluded from the tables.

Operating results

				Year ended October 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$522	$338	$280	$-	$1,140
Cost of revenues	(399)	(172)	(172)	-	(743)
Selling, general and administration	(137)	(58)	(18)	(35)	(248)
Research and development	-	(4)	(15)	-	(19)
Depreciation and amortization	(34)	(16)	(21)	-	(71)
Restructuring charges - net	-	2	-	6	8
Other income (expense) - net	4	(10)	-	(1)	(7)
Equity earnings	(1)	-	-	(5)	(6)
Operating income (loss)	$(45)	$80	$54	$(35)	$54
Capital expenditures	$41	$-	$8	$12	$61

				Year ended October 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$543	$325	$286	$-	$1,154
Cost of revenues	(380)	(163)	(166)	-	(709)
Selling, general and administration	(147)	(57)	(19)	(22)	(245)
Research and development	(2)	(4)	(26)	1	(31)
Depreciation and amortization	(31)	(17)	(12)	(1)	(61)
Restructuring charges - net	(24)	(4)	(3)	(30)	(61)
Other income (expense) - net	(14)	-	-	(3)	(17)
Equity earnings	-	-	1	(7)	(6)
Operating income (loss)	$(55)	$80	$61	$(62)	$24
Capital expenditures	$30	$61	$6	$28	$125

				Year ended October 31, 2004
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$509	$350	$282	$-	$1,141
Cost of revenues	(347)	(163)	(150)	-	(660)
Selling, general and administration	(122)	(51)	(11)	(38)	(222)
Research and development	(1)	(4)	(33)	-	(38)
Depreciation and amortization	(27)	(15)	(8)	(2)	(52)
Restructuring charges - net	1	(2)	-	(9)	(10)
Other income (expense) - net	(10)	3	(1)	-	(8)
Equity earnings	(2)	-	-	1	(1)
Operating income (loss)	$1	$118	$79	$(48)	$150
Capital expenditures	$42	$56	$9	$-	$107

Operating results for MDS Proteomics for 2004 included the following: cost of revenues - $12 million; selling, general and administration - $6 million; depreciation and amortization - $6 million; other income (expense) - ($57) million; and operating income (loss) - ($81) million.

Financial position
			Additions		Investment in Investees Subject to Significant Influence
		Total Assets[1]	Property, Plant and Equipment	Goodwill
Pharmaceutical Services	2006	$985	$41	$1	$4
	2005	896	30	6	4
Isotopes	2006	$697	$-	$-	$-
	2005	789	61	-	-
Instruments	2006	$186	$8	$-	$-
	2005	222	6	-	-
Corporate and Other	2006	$590	$12	$-	$30
	2005	416	28	-	25
Total	2006	$2,458	$61	$1	$34
	2005	2,323	125	6	29
1 Total assets exclude assets held for sale relating to discontinued operations.

Revenues by customer location

		Canada	US	Europe	Asia	Other	Total
Pharmaceutical Services	2006	$26	$267	$201	$8	$20	$522
	2005	29	300	184	4	26	543
	2004	36	282	162	20	9	509
Isotopes	2006	$13	$188	$51	$65	$21	$338
	2005	13	171	62	58	21	325
	2004	4	185	65	61	35	350
Instruments	2006	$17	$115	$88	$56	$4	$280
	2005	29	112	86	54	5	286
	2004	15	129	81	-	57	282
Total	2006	$56	$570	$340	$129	$45	$1,140
	2005	71	583	332	116	52	1,154
	2004	55	596	308	81	101	1,141

Property, Plant, and Equipment by segment and geographical location

		Canada	US	Europe	Asia	Total
Pharmaceutical Services	2006	$50	$67	$54	$3	$174
	2005	51	62	47	4	164
Isotopes	2006	$119	$-	$5	$-	$124
	2005	533	-	6	-	539
Instruments	2006	$22	$3	$1	$1	$27
	2005	25	1	-	-	26
Corporate and Other	2006	$56	$-	$-	$-	$56
	2005	79	-	-	-	79
Total	2006	$247	$70	$60	$4	$381
	2005	688	63	53	4	808

Goodwill by segment and geographical location

		Canada	US	Europe	Asia	Total
Pharmaceutical Services	2006	$133	$292	$26	$-	$451
	2005	131	306	25	-	462
Isotopes	2006	$3	$-	$-	$-	$3
	2005	3	-	-	-	3
Instruments	2006	$14	$-	$-	$-	$14
	2005	14	-	-	-	14
Corporate and Other	2006	$-	$-	$-	$-	$-
	2005	-	-	-	-	-
Total	2006	$150	$292	$26	$-	$468
	2005	148	306	25	-	479

22.   Commitments and Contingencies

As at October 31, 2006, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Other Contractual Commitments
2007	$18	$50
2008	17	38
2009	14	38
2010	13	29
2011	11	37
Thereafter	19	125
	$92	$317

Rental expense under premises and equipment leases of continuing operations for the year ended October 31, 2006 was $24 million (2005 - $31 million; 2004 - $24 million).

Included in other contractual commitments above is $245 million associated with long-term supply arrangements and other long-term commitments with major electricity producers comprising the majority of the Company’s expected cobalt purchase.

Other contractual commitments included a remaining five-year commitment totalling $69 million (2005 - $211 million) relating to the outsourcing of the information technology infrastructure.

On January 10, 2007, the US Food and Drug Administration (the FDA) issued letters to MDS and to sponsors of studies conducted by the Company at its Montreal-area bioanalytical laboratory facilities. In the letter, the FDA indicated that sponsors would be responsible for re-validation of certain data and conclusions related to bioanalytical studies conducted by MDS in the period 2000 to 2004.

The Company is currently assessing the impact of this event to determine the amount of additional costs that MDS may incur related to settlements with sponsors, changes to its Montreal-area facilities and processes, or other matters, if any. Insufficient information is currently available to enable the Company to measure such costs with certainty or to determine the timing of such payments, and therefore, no provision for these additional costs, if any, has been recorded in the statement of financial position for these matters as at October 31, 2006.

23.  Guarantees

Guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $23 million (2005 - $11 million).

24.  Asset Retirement Obligation

The Company has identified an asset retirement obligation relating to future site remediation costs of a facility located in Kanata, Ontario. The Company intends to use the facility for an indeterminate period of time and a liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

During 2006, the Company pledged a $15 million letter of credit in support of future site remediation costs for the Kanata facility, which is included in the guarantees amount described in note 23.

25.  Financial Instruments
a) Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company are expected to have net cash inflows in 2007 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

Included in revenues are gains from realized foreign exchange hedging contracts for the year of $16 million (2005 - $48 million; 2004 - $44 million). During the year, the Company realized other net foreign exchange loss of $3 million (2005 - $1 million loss; 2004 - $13 million loss), which was recorded within selling, general and administration expenses.

As at October 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$64 million, and in certain circumstances up to US$82 million, at a weighted average rate of C$1.1412, maturing over the next five months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate. The interest rate swap contracts were previously designated as hedges; however, beginning in the fourth quarter of 2005, the hedge effectiveness test was not met and the Company began to record the interest rate swap at fair value with changes in fair value included in income. In 2005, a $3 million loss was recorded in other income (expense) (see note 14). No such gain or loss was recorded in 2006.

b) Credit risk

Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. No single party accounts for a significant balance of accounts receivable.

c)  Fair value

Cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities, and income taxes - these assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts - as at October 31, 2006 and 2005, the carrying amounts and fair values for all derivative financial instruments are as follows:

		2006		2005
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option	- assets	$1	$1	$4	$7
Currency forward and option	- liabilities	$-	$-	$(1)	$(1)
Interest rate swap and option contracts		$(2)	$(2)	$(3)	$(3)

Of the net $1 million (2005 - $6 million) fair value of currency forwards and options, the fair market value of currency options not eligible for hedge accounting amounted to $nil and $2 million as at October 31, 2006 and 2005 respectively. These contracts are included in accounts payable and accrued liabilities and are marked to market each period. The Company recorded a $4 million gain in 2006 (2005 - $4 million gain) as a result of marking these options to market.

26.  Cumulative Translation Adjustment

Unrealized translation adjustments arise from the translation into Canadian dollars of the Company's net investment in self-sustaining foreign operations and the revaluation of certain hedged items. The Company has designated its US-dollar senior unsecured notes payable as a hedge of the net investment in the US operations. Unrealized currency-related gains or losses resulting from the translation of these notes into Canadian dollars are recorded in the cumulative translation account due to this hedging relationship. As at October 31, 2006, the Company had a cumulative translation adjustment loss of $25 million (2005 - $26 million) largely resulting from the impact of the declining value of the US dollar on the Company's net investment in its US operations.

27. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below. Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:

	2006	2005	2004
Net income from continuing operations in accordance with Canadian GAAP	$32	$1	$23
US GAAP adjustments:
Unrealized gains on foreign exchange contracts and interest rate swaps (i)	(5)	(39)	(10)
Deferred development costs (ii)	(5)	(15)	-
Dilution gains (iii)	-	-	(8)
Acquired in-process research and development (iv)	-	-	(3)
Reduction in income tax expense arising from GAAP adjustments	3	17	8
Net income (loss) from continuing operations in accordance with US GAAP	25	(36)	10
Income from discontinued operations in accordance with Canadian and GAAP - net of tax	113	30	28
Net income (loss) in accordance with US GAAP	138	(6)	38
Comprehensive income adjustments (v):
Unrealized loss on share investments - net of tax	(1)	(7)	(10)
Cumulative translation adjustment	1	(14)	4
Comprehensive income (loss)	$138	$(27)	$32

Basic and diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.17	$(0.25)	$0.07
- from discontinued operations	0.79	0.21	0.20
	$0.96	$(0.04)	$0.27

i)
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

ii)
Deferred Development Costs - Under Canadian GAAP, qualifying product development costs are capitalized and amortized over the future periods benefited. Under US GAAP, such costs are expensed as incurred.

iii)	Dilution Gains - Under Canadian GAAP, dilution gains associated with development-stage subsidiaries are recorded as income. Under US GAAP, such gains are not recognized.

iv)
Acquired In-Process Research and Development - Under Canadian GAAP, the cost of in-process research and development acquired as a result of a business combination is capitalized and amortized over its estimated useful life. Under US GAAP, such costs are charged to income at the date of acquisition.

v)
Comprehensive Income - US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The Company has interests in certain jointly controlled entities that are proportionately consolidated under Canadian GAAP. Under US GAAP, such interests are accounted for by the equity method. Net income, earnings per share and shareholders’ equity under US GAAP are not impacted by the proportionate consolidation of these interests. Summary balance sheets and income statements, along with certain cash flow information, for the Company’s investments in jointly controlled entities are provided in note 17.

The following table indicates the significant items in the consolidated statements of financial position that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

	2006	2005
Accounts receivable and other	$254	$250

Long-term future tax assets	56	56
Long-term investments	106	64
Goodwill	467	477
Intangibles	377	39

Long-term future tax liabilities	93	70

Accumulated comprehensive loss	(63)	(76)
Additional paid-in capital	90	90
Retained earnings	599	480

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

a)  In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which replaces “Accounting Principles Board (APB) Opinion No. 20, Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS 154 also requires certain disclosures for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by MDS as of November 1, 2006. The impact that the adoption of SFAS 154 will have on MDS's consolidated results of operations and financial condition will depend on the nature of future accounting changes adopted by MDS and the nature of transitional guidance provided in future accounting pronouncements.

b) In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard is effective for years ending after December 15, 2006.

c) In September 2006, the FASB issued SFAS No. 158, “Accounting for Defined Benefit Plans and Other Post Retirement Benefits”. This standard requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than multiemployer plans) as an asset or a liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. The standard also specifies additional disclosures. This standard is effective for years ending after December 15, 2006.
d) In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This statement is effective for years ending after November 15, 2006.

28. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's consolidated financial statement presentation. In addition, segmented information for previous years has been revised to reflect the discontinued operations reported.

29.  Subsequent Events

a) Sale of MDS Diagnostic Services
On October 5, 2006, MDS announced the signing of a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. for gross proceeds of $1.3 billion. MDS expects to realize net proceeds of approximately $1.1 billion, after the provision for taxes, expenses and amounts attributable to minority interests and to report a gain on the transaction of approximately $0.9 billion. A portion of the purchase price may be retained for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS. The transaction is subject to conditions and customary approvals including regulatory consents and approval from the shareholders of LPBP Inc., the limited partner of the entity that owns the majority of the assets used in the Ontario laboratory business, which approval has now been obtained. The transaction is expected to close by the end of January 2007.

b) Hemosol Corp. investment
Subsequent to year-end, MDS sold its $13 million investment in Hemosol Corp. for $13 million in cash and a $1.5 million note receivable. The Company expects to report a gain of approximately $2 million in the first quarter of 2007.

c) Sale and closure of facilities
Subsequent to year-end, MDS announced the closure of its Phase I facility in New Orleans, which was reconstructed after it was damaged by Hurricane Katrina in 2005. Also, subsequent to year-end, MDS completed the sale of its local clinical development business in Madrid, Spain. The Company expects to report a loss of in the range of $7 million to $9 million in the first quarter of 2007 in connection with these activities.

THREE YEAR FINANCIAL SUMMARY
Years ended October 31
(millions of Canadian dollars except per share data)

Document No. 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

January 15, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2006 and its financial position as at October 31, 2006. This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow. For additional information and details, readers are referred to the unaudited quarterly financial statements and quarterly MD&A for 2006, and the Company’s Annual Information Form for 2006 (AIF), each of which is published separately and is available at www.mdsinc.com and at www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations. These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a sufficient quantity of raw materials, particularly cobalt; a reliable source of supply of critical nuclear isotopes; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

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

Use of non-GAAP measures
In this MD&A, we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations for the current year versus the immediately preceding year, isolating variances that relate to changes in exchange rates and acquisitions. We use the term “organic” to describe the results presented in this way. To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

For our pharmaceutical services business, we provide information about contract backlog. Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Tabular amounts are from continuing operations in millions of Canadian dollars, except per share amounts and where otherwise noted.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Strategic initiatives
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company’s areas of focus, as well as plans to reduce overhead and better align resources and infrastructure costs.

Since that time, and in keeping with our new strategic direction, we have taken a number of steps, including a workforce reduction of approximately 750 positions; the sale of our 50% interest in Source Medical Corporation (Source) and our 26% interest in Calgary Laboratory Services (CLS); and the sale or closure of several sites and lines of business by MDS Pharma Services that were not considered part of our core focus. In addition, we implemented several management changes that we believe have resulted in an upgrading of our management resources.

On October 5, 2006, we announced the sale of our remaining Canadian diagnostics businesses to Borealis Infrastructure Management Inc. for gross proceeds of $1.3 billion, including amounts ultimately paid to holders of minority interests in these businesses. This sale marks the culmination of work that stretched over more than one year and it is the final major step in our efforts to reposition MDS as a global life sciences company.

We expect to close this transaction by the end of January 2007 and anticipate reporting a gain from this transaction in our first quarter of fiscal 2007 of approximately $0.9 billion. The transaction will yield net cash proceeds to MDS of approximately $1.1 billion, including an amount to be determined that will be held in escrow pending clearance of certain closing conditions. Following completion of the transaction, we intend to undertake a substantial issuer bid to repurchase up to $500 million of our Common shares.

Discontinued operations
We are now treating our former diagnostics segment as a discontinued operation. All financial references in this document exclude those businesses that we consider to be discontinued, unless otherwise noted. Our discontinued businesses now include our Canadian and US diagnostics businesses, certain non-strategic pharmaceutical research services businesses, and our interest in Source. All financial references for the prior years have been revised to reflect this treatment. From the amounts reported in our fiscal 2005 annual financial report, revenues for fiscal 2005 and fiscal 2004 have been reduced by $335 million and $338 million, respectively, and income from continuing operations have been decreased by $41 million and $40 million, respectively.

Consolidated operating highlights
	2006	2005
Net revenues, reported	$ 1,140	$1,154
Impact of foreign exchange	(21)	(109)
Impact of acquisitions	(7)	-
Net revenues, organic	$ 1,112	$ 1,045
Adjusted EBITDA, reported	133	170
Impact of foreign exchange and acquisitions	(20)	(65)
Adjusted EBITDA, organic	$ 113	$ 105
Adjusted EBITDA margin, reported	12%	15%
Adjusted EBITDA margin, organic	10%	10%

Revenue for 2006 was $1,140 million, down 1% from $1,154 million in 2005. Revenues for 2005 were up slightly from the $1,141 million reported in fiscal 2004. The declining US dollar had a significant impact in these years, offsetting organic growth in most of our businesses. On a consolidated basis, revenues grew by 6% organically, at the low end of our 2006 guidance of 6% to 9% for our life sciences businesses. We attribute this to lower than market-average growth by MDS Pharma Services, for which early-stage revenue growth was negatively impacted by customer caution associated with the ongoing FDA review. Our pharmaceutical research services revenues fell 4% on a reported basis and grew 3% organically. MDS Nordion grew reported revenues 4% and grew revenues 14% organically, largely as a result of the strength in medical isotopes in the first half of the year, when an industry competitor was temporarily unable to supply the market. Reported revenues for MDS Sciex fell 2% and were up 5% on an organic basis.

	2006	% Change	2005	% Change	2004
Net revenues	$ 1,140	(1%)	$ 1,154	1%	$ 1,141
Operating income	54	125%	24	(65%)	69
Adjustments:
Gain on sale of a business	(2)		-		-
MAPLE settlement	10		-		-
Valuation provisions	7		21		25
Mark-to-market on interest rate swaps	1		3		-
Restructuring	(8)		61		10
Other gains	-		-		(17)
MDS Proteomics	-		-		75
	62		109		162
Depreciation and amortization	71		61		58
Adjusted EBITDA	$ 133	(22%)	$ 170	(23%)	$ 220
Adjusted EBITDA margin	12%		15%		19%

Operating income for 2006 was $54 million, more than double the $24 million we reported in 2005. Operating income for 2005 was significantly affected by restructuring provisions booked in the final quarter of that year. Operating income in 2004 was $69 million.

We also track adjusted EBITDA to assess the normalized cash generating potential of our businesses. Adjusted EBITDA for fiscal 2006 was $133 million, down 22% on a reported basis from the $170 million reported in 2005. Adjusted EBITDA for 2005 was down 23% from the $220 million reported in fiscal 2004. Foreign currency accounts for a significant portion of the drop in reported adjusted EBITDA, and adjusted EBITDA for 2006 rose 7% on an organic basis.

The ongoing costs of the self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004 (the Retrospective Review) were significantly higher this year than last, totalling $31 million compared to $6 million in 2005, as the review activity increased markedly over the two years. In addition, our investment in Sarbanes-Oxley (SOx) compliance increased dramatically to $14 million compared to $6 million in 2005, as fiscal 2006 is our first certification year. Together, the increase in these two items cost 360 basis points (bps) of EBITDA margin. Spending on these two items was insignificant in fiscal 2004.

Operating income for 2004 includes an $81 million loss associated with our abandoned proteomics business, MDS Proteomics. This business generated limited revenue, as it was an early-stage research and development (R&D) company. The business was shut down in the third quarter of 2004. At the time of our exit from this business we retained a minority interest and therefore it has not been treated as a discontinued operation.
Early in 2006, we reached an agreement that resulted in a comprehensive change in our relationship with Atomic Energy of Canada Limited (AECL) pertaining to the MAPLE reactor project. The details of the settlement are described in the MDS Nordion section, below. As a result of this settlement, we recorded a $10 million non-cash loss that has been reflected as an adjusting item.

Other adjustments recorded in the year included a $2 million gain resulting from the sale of an agronomics testing business based in Lincoln, Nebraska. This business contributed annual revenues of $3 million and a small profit. Also, equity earnings for 2006 reflect the impact of investment write-downs of $7 million that reduced the value of certain long-term investments held by investee companies to our estimate of realizable value. In 2005, we recorded valuation provisions and investment write-downs, including an $8 million write-off of purchased technology that was no longer compatible with our plans for our pharmaceutical research services business and an investment impairment charge of $6 million due to the uncertainty surrounding the collection of a long-term financial instrument. In 2005, we also recorded a $7 million write-down in the carrying value of our interest in Hemosol Corp. to reduce it to our estimate of realizable value and to allow for exposure under a guarantee of the company’s bank debt. This item was recorded with equity earnings. Valuation provisions for fiscal 2004 of $25 million included $10 million associated with the write-down of investments in an investee company and a $15 million reduction in the value of certain deferred development costs. A further valuation provision of $2 million was recorded by MDS Proteomics and included in the results for that business.

Over the last three years, we have undertaken a number of initiatives aimed at restructuring MDS and, last year, launched initiatives designed to refocus MDS as a globally competitive life sciences company. These activities resulted in restructuring charges of $61 million in 2005 and $10 million in 2004. In fiscal 2006, we completed certain of these initiatives and as a result reduced the balance of reserves set aside for these activities. These reserve reductions included the elimination of provisions made last year for expected costs associated with an early termination of certain information technology outsourcing agreements. Satisfactory conclusion to the termination negotiations eliminated the need for this reserve. Also, during 2006 we completed the closure of our generic radiopharmaceuticals business in Europe, eliminating the need for the remaining reserves.

Selling, general, and administration expense (SG&A) for the year totalled $248 million, or 21.8% of revenues for our continuing businesses. This compares to $245 million and 21.2% of revenues for 2005 and $228 million and 20.0% of revenues for 2004. In late 2005 we took steps to reduce spending on SG&A, including a significant headcount reduction in corporate and central support services. While these efforts were successful, the reductions were more than offset by spending on the Retrospective Review and SOx compliance, with a $37 million negative impact on SG&A spending in the year for these two items. Excluding these items, SG&A spending in 2006 was substantially lower than in prior years.

MDS Sciex is responsible for the majority of R&D costs we incur. Spending on R&D fell from $100 million in 2004 to $86 million in 2005. Excluding the impact of spending by MDS Proteomics in fiscal 2004, fiscal 2005 marked the highest level of R&D spending in our history as we approached launch dates for several key new products in the second half of 2005. R&D spending declined further to $60 million in 2006 as these product launches were behind us. Reflecting these changed spending patterns, the reported R&D expense was $19 million compared to $31 million in 2005.

Depreciation and amortization expense amounted to $71 million, a $10 million increase from 2005, most of which can be attributed to amortization of deferred development costs capitalized in prior years by MDS Sciex.

Earnings per share
Adjusted earnings per share for the year were as follows:

	2006	2005	2004
Basic and diluted earnings per share from continuing operations - as reported	$0.22	$-	$0.16
Adjusted for:
Gain on sale of a business and other	(0.01)	-	(0.08)
MAPLE settlement	0.04	-	-
Mark-to-market on interest rate swaps	-	0.01	-
Restructuring	(0.04)	0.30	0.04
Valuation provisions and investment write-downs	0.06	0.13	0.15
Tax rate changes	(0.03)	-	-
MDS Proteomics	-	-	0.47
Adjusted EPS	$0.24	$0.44	$0.74

Adjustments made to determine adjusted EPS include all items used to derive adjusted EBITDA. In addition, we revalued certain future tax balances based on an enacted Canadian federal rate reduction and a Quebec tax rate increase. The impact of this revaluation was a $4 million reduction in net future tax liabilities, and the EPS impact of this was recorded as an adjustment.

Fiscal 2006 guidance report
In early 2006, we provided guidance for our year ended October 31, 2006 with respect to certain key financial measures, including expected revenue growth, expense reductions, profitability improvements, and capital expenditures. The following table reconciles the 2006 guidance to proforma results. For all measures except revenue growth, these pro forma results include the impact of our Canadian diagnostics businesses other than CLS, as these businesses were included in forming the original guidance.

Measure	Guidance	2006 Result	Comment
Revenue Growth	6% to 9% organic growth from continuing life sciences businesses	6% organic growth	Within guidance
SG&A Expenses	100 to 200 bps reduction in SG&A as a percentage of revenue	80 bps as reported	200 bps reduction, excluding Retrospective Review
EBITDA Margin	100 to 250 bps improvement in organic adjusted EBITDA margin	Unchanged as reported	370 bps improvement, excluding impact of Retrospective Review
Capital Expenditures	$55 to $65 million	$66 million	$1 million above guidance range; $61 million excluding Diagnostics segment

MDS Pharma Services
Financial Highlights
	2006	% of Net revenues	2005	% of Net revenues	2004	% of Net revenues
Net revenues
Early-stage	$ 305	58%	$ 336	62%	$ 336	66%
Late-stage	217	42%	207	38%	173	34%
	522	100%	543	100%	509	100%
Cost of revenues	(399)	(76%)	(380)	(70%)	(347)	(69%)
Selling, general and administration	(137)	26%)	(147)	(27%)	(122)	(24%)
Research and development	-	-	(2)	-	(1)	-
Depreciation and amortization	(34)	(7%)	(31)	(6%)	(27)	(5%)
Restructuring charges	-	-	(24)	(4%)	1	-
Other income (expense)	4	1%	(14)	(3%)	(10)	(2%)
Equity earnings	(1)	-	-	-	(2)	-
Operating income (loss)	(45)	(9%)	(55)	(10%)	1	-
Adjustments:
Gain on sale of a business	(2)	-	-	-	-	-
Valuation provisions	-	-	14	3%	10	2%
Restructuring	-	-	24	4%	(1)	-
	(47)	(9%)	(17)	(3%)	10	2%
Depreciation and amortization	34	7%	31	6%	27	5%
Adjusted EBITDA	$ (13)	(2%)	$ 14	3%	$ 37	7%
Capital expenditures	$41		$30		$42

MDS Pharma Services 2006 revenues fell by 4% on a consolidated basis as solid growth in our global clinical development and central laboratories did not offset weakness in certain early-stage businesses, particularly bioanalytical. On an organic basis, revenues climbed 3% for fiscal 2006 compared to 2005.

In our late-stage businesses, revenues from our central laboratory services and global clinical development services increased 6% and 4% respectively, compared to the prior year, as sales in this market remained strong. These businesses were also the major contributors as we grew contract backlog to US$430 million by year-end compared to US$340 million at the end of 2005, for a 26% increase. This followed a 13% increase in 2005 from the US$300 million reported at the end of fiscal 2004.

Average monthly backlog by quarter was as follows:

Average monthly backlog	(millions of US dollars)
Fiscal 2005 - Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370
Quarter 2 Quarter 3 Quarter 4	400 400 430

Our overall early-stage research businesses were down 9%; however, our pharmacology businesses experienced 11% growth this year while drug safety services revenues were essentially level with the prior year. The drop in early-stage revenues reflects the continuing impact of the ongoing Retrospective Review.

MDS Pharma Services has reported an operating loss this year, due in large part to the impact of the Retrospective Review, including the direct costs of the Review and the related impact on customers.

SG&A expenses for the segment were down this year, despite the impact of the Retrospective Review, due primarily to the restructuring undertaken at the end of fiscal 2005. Segment SG&A includes $19 million of costs associated with the Review and we therefore expect a further reduction in SG&A as a percentage of revenues for the segment in fiscal 2007 once the review work is complete.

Other income and expense for 2006 includes a $2 million gain from the sale of the agronomics business and a $2 million insurance settlement for costs related to Hurricane Katrina, which severely damaged our New Orleans Phase I facility in September 2005. The agronomics gain has been treated as an adjustment in arriving at adjusted EBITDA. The insurance proceeds were not treated as an adjustment as they represent reimbursement for costs otherwise incurred and expensed during the year.

During 2005, we determined that a $6 million long-term investment was impaired based on our assessment of the likelihood of collecting this loan receivable. In addition, we recorded an $8 million impairment charge related to a five-year licensing agreement with an investee that granted us access to certain biomarker-related technology. This technology became redundant when we launched the Biomarker Alliance with a number of partners in June 2005. These items make up other income (expense) for 2005.

Adjusted EBITDA for the segment was a loss of $13 million compared to income of $14 million in 2005 and $37 million in 2004. Adjusted EBITDA for 2006 reflects $27 million related to the direct costs of the Retrospective Review (including the $19 million recorded in SG&A and a further $8 million recorded in cost of revenues) compared to $4 million in 2005.

We remain focused on taking action to position MDS Pharma Services for continued growth and improved operating profitability as we move forward. Recently, we have taken a number of steps designed to focus on MDS Pharma Services’ core competencies and strengthen the business:

▪	Appointment of David Spaight as President of MDS Pharma Services
▪	Strengthening our senior management team with new global leaders in Pharmacology, Early Clinical Research, Bioanalysis, Global Clinical Development, and Global Central Labs
▪
Expansion of our early clinical research capacity in Lincoln (50 beds), expansion of capacity in our drug safety testing business in Lyon, and beginning an expansion of our Phoenix early clinical research capacity (300 beds)

▪
Selling or closing of a number of our smaller, less profitable business lines and sites including, Munich (clinical pharmacology), Geneva (in vitro pharmacology), Taipei (fermentation); Tampa (pharmaceutics), Blainville (pharmaceutics), Bothell (biopharmaceutics/biosafety), and Lincoln (agricultural testing)

▪	Stringent management of hiring and discretionary spending
▪	Enhanced management review and reporting processes
▪	More selective business development activities, particularly in our late-stage businesses
▪	Introduction of LeanSigma as a primary tool to facilitate continuous improvement

In the fourth quarter of 2006, we took further action aimed at productivity improvement in our growing pharmacology and global clinical development businesses through the elimination of 50 positions, which resulted in a $3 million restructuring charge being recorded in the quarter, offsetting a reduction in certain restructuring reserves set aside last year.

Subsequent to year-end, we announced the closure of our Phase I facility in New Orleans, which was reconstructed after it was damaged in Hurricane Katrina in 2005. Unexpectedly, our experience has been that it is difficult to attract volunteers necessary to conduct studies and that customers have been reluctant to place work in this region, preferring instead to direct studies to our other facilities. With our recently completed expansion in Lincoln and our ongoing expansion in Phoenix, we will have sufficient new capacity to accommodate the expected continued growth in demand for our Phase I services in 2007 and beyond.

Also subsequent to year-end, we completed the sale of our local Spanish clinical development business. This operation was focused exclusively on domestic Spanish opportunities and was not considered to be central to our global clinical development business going forward. We will continue to have an operating presence in Madrid, which will be managed as part of our integrated global clinical development network.

We expect to report a loss ranging between $7 million and $9 million in the first quarter of 2007 in connection with these activities.

Additional operating improvement initiatives are currently under evaluation, and we expect to implement these initiatives in coming months.

Capital expenditures for the segment totalled $41 million and included amounts spent to increase capacity in Lincoln and Lyon and to establish our new central laboratory in the US. Capital expenditures were $30 million in 2005 and $42 million in 2004.

FDA review of bioanalytical operations
The Company continues to work to address FDA issues related to bioequivalence operations in our St. Laurent and Blainville facilities. Other lines of business in St. Laurent and elsewhere, and other sites where bioequivalence work is conducted, are not the subject of the FDA letters and discussions described below. These other business lines and sites continue to operate in the ordinary course of business and are subject from time to time to routine FDA inspections. We have no indication that the FDA has concerns with respect to these operations.

The current regulatory issues commenced with the receipt of two letters from the FDA in May and December 2004. The first of these letters expressed concerns related to certain procedures performed in a bioanalytical study in 2001 at our St. Laurent facility. The second letter related to inspections of the St. Laurent bioequivalence operations during September and October 2004.

In response to these letters, we met with the FDA during February 2005 and agreed on a plan for MDS to undertake a comprehensive self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004. This Review commenced in March 2005.

The FDA conducted an inspection of our bioequivalence operations in St. Laurent and Blainville during March 2006. At the conclusion of the inspections, we received observations on a Form 483 related to the effectiveness and management of the Retrospective Review, and to certain studies conducted at both sites. Following the inspection, we made changes to the review management team and specific changes in the Retrospective Review, and voluntarily suspended all commercial bioanalytical liquid chromatography/mass spectrometry operations at the St. Laurent facility in order to focus the site’s resources on completing the review in a high-quality manner.

In September 2006, we received a further letter from the FDA (the 2006 Letter) regarding the Retrospective Review and the March 2006 inspection, including certain of our responses to the related Form 483. The 2006 Letter was critical of the management and the effectiveness of the Retrospective Review and took issue with certain responses to the Form 483 observations and our investigation of certain results. While not addressing all of the actions implemented by the Company since March 2006, the letter made it clear that we had not yet been able to satisfactorily demonstrate to the FDA the effectiveness of the Retrospective Review or that their concerns had been fully addressed.

We also were advised during 2006 by a limited number of customers that they had received letters from the FDA indicating that submissions containing bioequivalence data from our St. Laurent and Blainville facilities would not be approved until FDA concerns with the data were resolved.

In October 2006, we met with the FDA regarding the status of the Retrospective Review and the 2006 Letter. At this meeting, and in correspondence with the FDA and responses to the 2006 Letter and the Form 483 observations, MDS has responded to the concerns raised by the FDA, highlighted upgrades and enhancements to the Retrospective Review and provided a comprehensive update of the findings of the Retrospective Review. While we consider the October meeting to have been productive and believe that we have provided information sufficient to address FDA concerns with the Retrospective Review, MDS has not yet received a response from the FDA to its submissions and there can be no assurance that the FDA will be satisfied with our response, that the FDA will accept the results of the Retrospective Review, or that the FDA will not take further enforcement action.

During fiscal 2006 we devoted substantial effort and resources to conducting the Retrospective Review, incurring direct costs of $31 million, of which $27 million is included in MDS Pharma Services’ results and $4 million, is recorded in our corporate segment. These amounts include direct labour, consulting costs, and the cost of related customer accommodations.

Since February 2005 we have worked diligently in the conduct of the Retrospective Review and to address issues raised by the FDA related to our St. Laurent and Blainville bioequivalency operations including:

▪	Establishing a dedicated team in February 2005 to conduct the Retrospective Review, which now includes approximately 100 full-time employees
▪	Improving the leadership, project management, and control of the Retrospective Review in response to the March 2006 inspection
▪
Initiating changes to the Company’s quality and regulatory procedures, including the introduction of a Quality Leadership Program to formalize the learnings from the Retrospective Review. This program is designed to improve customer quality and services through continuous improvement and compliance across all of our bioanalytical sites to ensure that operations are compliant with current FDA standards including procedures that automatically trigger investigational activities when data issues occur

▪	Engaging third party consultants, including Lachman Consultant Services Inc., to assist with the review and to audit the process and results
▪	Suspending all commercial bioanalytical liquid chromatography/mass spectrometry operations in the St. Laurent facility in March 2006 to allow the facility to focus solely on the Retrospective Review
▪	Prioritizing of studies subject to letters from the FDA as described above
▪	Providing detailed response to FDA Form 483 observations and letters
▪	Submitting study closure reports to the FDA and sponsors upon the completion of the review and audit of studies

Since receipt of the first FDA letter, we have worked closely with our clients to keep them informed of our ongoing discussions with the FDA. We have worked especially closely with clients who have had bioanalytical data produced in our St. Laurent and Blainville facilities questioned by the FDA by prioritizing study reviews to correspond with their priorities.

Bioequivalence work for our generic customers has suffered a significant decline over the period in which we have been addressing the FDA issues. Our early clinical business has continued to experience a noticeable decline in business, generally attributable to reluctance by certain of our generic customers to place work in the St. Laurent clinic while the review is underway.

Resolution of the Retrospective Review remains a key operational focus for MDS Pharma Services and MDS. We have focused on maintaining open communication with clients and keeping them aware of the progress of our work. We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to complete the Retrospective Review in a satisfactory manner. There can be no assurance that these studies will be acceptable to the FDA or that they will not require additional work.

On January 10, 2007, the US Food and Drug Administration (the FDA) issued letters to MDS and to sponsors of studies conducted by the Company at its Montreal-area bioanalytical laboratory facilities. In the letter, the FDA indicated that sponsors would be responsible for re-validation of certain data and conclusions related to bioanalytical studies conducted by MDS in the period 2000 to 2004.

The Company is currently assessing the impact of this event to determine the amount of additional costs that MDS may incur related to settlements with sponsors, changes to its Montreal-area facilities and processes, or other matters, if any. Insufficient information is currently available to enable the Company to measure such costs with certainty or to determine the timing of such payments, and therefore, no provision for these additional costs, if any, has been recorded in the statement of financial position for these matters as at October 31, 2006.

At the current time we are not able to estimate the full extent or cost of the effort required to fully satisfy the FDA and related client obligations. We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS Nordion
Financial Highlights
	2006	% of Net revenues	2005	% of Net revenues	2004	% of Net revenues
Net revenues	$338	100%	$325	100%	$350	100%
Cost of revenues	(172)	(51%)	(163)	(50%)	(163)	(47%)
Selling, general and administration	(58)	(17%)	(57)	(18%)	(51)	(15%)
Research and development	(4)	(1%)	(4)	(1%)	(4)	(1%)
Depreciation and amortization	(16)	(5%)	(17)	(5%)	(15)	(4%)
Restructuring charges	2	1%	(4)	(1%)	(2)	-
Other income (expense)	(10)	(3%)	-	-	3	1%
Equity earnings	-	-	-	-	-	-
Operating income	80	24%	80	25%	118	34%
Adjustments:
MAPLE settlement	10	3%	-	-	-	-
Other gains	-	-	-	-	(3)	(1%)
Restructuring	(2)	(1%)	4	1%	2	-
	88	26%	84	26%	117	33%
Depreciation and amortization	16	5%	17	5%	15	4%
Adjusted EBITDA	$104	31%	$101	31%	$ 132	38%
Capital expenditures	$ -		$ 61		$ 56

Revenues from our isotopes business were up 4% compared to the prior year on a reported basis and 14% on an organic basis. Revenues were especially strong in the first half of fiscal 2006 as a major competitor announced a voluntary recall of technetium generators, used primarily for cardiac imaging, while they addressed sterility issues at their primary manufacturing facility. This facility was out of production for most of the first six months of fiscal 2006 and sales volumes for our isotopes business increased during this time. We estimate that up to $16 million of high-margin revenues were realized in the first two quarters related to this. Industry supply returned to normal by the end of May.

Our supply of cobalt was much better this year, following a year of tight supply in fiscal 2005. Our sterilization business is heavily dependent on cobalt inventories, which are, in turn, impacted by maintenance schedules for the power generating reactors in which they are produced. Quarterly volumes and revenues for this portion of our isotopes business can fluctuate significantly based on the timing of reactor maintenance. Our inventory of cobalt was reduced by the fourth quarter of fiscal 2006 for this reason. Demand for cobalt remains healthy, and we took steps to increase our supply of cobalt, signing a new long-term contract in November 2005 with Rosenergoatom (the utility operator responsible for Russia’s nuclear power plants) and, in February 2006, renewing our existing contract with Bruce Power Limited Partnership to 2019.

Early in fiscal 2006, we were pleased to report the settlement of mediation with AECL related to the MAPLE reactor project. The agreement reached with AECL provides the basis for a productive ongoing relationship between us and enables AECL to move forward on the construction project. We have been relieved of any obligation for capital costs related to the completion of construction and commissioning of the reactors and the dedicated production facility, and at the same time, we have achieved a level of certainty regarding the cost of acquiring isotopes for sale in the future that was not possible under the earlier agreement.

Under this settlement agreement, we exchanged our interest in the project, along with certain associated inventories, for $25 million in cash, a non-interest bearing note due over four years beginning in 2008, and a 40-year supply agreement containing terms that are similar to those contained in the current supply agreement with AECL. Since AECL has now assumed full ownership of the facility, it will be responsible for capital costs associated with completing construction and commissioning the reactors and for future operating costs. MDS has retained a commitment to assist AECL to defray the costs of any material and unusual regulatory changes, should such a change occur during the life of the current or future supply agreement. This commitment extends to cover any changes required by international agreements or treaties related to the use of highly enriched uranium in the reactors. We have also retained certain legal rights in the event that the facility is not operational by 2008.

As at October 31, 2005, the carrying value of our interest in the project totalled $393 million. This carrying value included construction costs, as well as interest costs that were capitalized during the construction phase. As part of the settlement, AECL assumed responsibility for all costs incurred on the project subsequent to October 31, 2005, and a settlement was reached for certain earlier costs that we had capitalized prior to November 1, 2005.

Taking these adjustments into account, the carrying value of our interest in the project was $370 million at the time of the settlement. Under the settlement, we exchanged our interest in the reactor project, along with related parts and supply inventories having a carrying value of $53 million, for $25 million in cash, the promissory note having a discounted present value of $43 million, and the 40-year supply agreement. With the assistance of an independent valuator, we determined that the fair value of the supply agreement was $344 million and, accordingly, we recorded a loss of $10 million resulting from this settlement in the second quarter. This amount has been treated as an adjustment in arriving at adjusted EBITDA for the year.

The National Research Universal reactor will remain our primary source of reactor isotopes, including molybdenum, while AECL completes the MAPLE facility. In July 2006, AECL announced that the operating licence for this facility was extended to October 31, 2011.

Late in 2006 we announced plans to launch a clinical trial for our proprietary product, TheraSphere®. The trial, which will focus on patients suffering from secondary liver cancer, will proceed during fiscal 2007. Meanwhile, sales of TheraSphere continued under a humane devices exemption.

In 2004, we concluded a $32 million (US$25 million) agreement with Biogen Idec Inc. to buy out certain minimum purchase commitments related to the supply of yttrium-90. The proceeds of this agreement were recorded as deferred revenue and are being recognized in income over the original five-year contract term, which ends in February 2007.

The reversal of restructuring provisions in this segment relates to reserves established in 2003 for the closure of our generic radiopharmaceutical manufacturing business in Belgium. The closure of these operations was finalized this year, and certain of the costs originally provided for were avoided. We have also adjusted EBITDA for a gain we recorded in 2004 following the sale of shares of the acquirer of our Oncology Solutions business. The shares were received as part of the consideration from that sale in 2003. This amount was included in other income in 2004.

SG&A expenses were up slightly for MDS Nordion at $58 million compared to $57 million in 2005. Depreciation and amortization was down slightly at $16 million compared to $17 million in the prior year.

Adjusted EBITDA for the segment was $104 million, up 3% from 2005 on a reported basis and up 31% organically. Currency continues to have a significant impact on the reported results for MDS Nordion as a large portion of revenues is denominated in US dollars while the majority of costs are denominated in Canadian dollars.

During fiscal 2006 we introduced a new line of equipment for cancer treatment, the MDS Nordion Equinox™, a state-of-the-art cancer therapy system, and Avanza, a patient positioning treatment table. Both the Equinox and the Avanza received CE Mark approval and are now commercially available in Europe and elsewhere. Sales of these products developed over the course of the year.

Also during 2006, MDS Nordion signed two new strategic customer agreements. In February, we signed a six-year renewable contract with Molecular Insight Pharmaceuticals, Inc. (MIP) to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia, or insufficient blood flow to the heart. Zemiva™, currently in clinical trials, is targeted for the emergency department setting. This contract will enable us to build upon our existing strong development partnership with MIP through the use of our significant development and manufacturing capabilities to meet the commercial market needs of Zemiva™. As a result of the contract, we have expanded our Good Manufacturing Practice (GMP) manufacturing capabilities at our Vancouver facility to support the clinical program and commercial supply of Zemiva™.

In April, we signed a three-year contract with Bradmer Pharmaceuticals Inc. (Bradmer) for the development and clinical trial supply of Neuradiab™, a monoclonal antibody conjugated to an isotope and used to treat glioblastoma multiforme, the most common and deadly form of brain cancer. In six clinical trials reported by Bradmer leading up to the signing of this agreement and involving over 160 glioblastoma multiforme cancer patients, Neuradiab™ demonstrated a significant survival benefit over historical controls. This new agreement with Bradmer further demonstrates our capabilities in the growing field of radiotherapeutics.

Business arrangements such as those with Bradmer and MIP are consistent with our strategic direction in this business as we focus on broadening our product offerings in medical imaging and radiotherapeutics. Expertise in radioisotope production and utilization is a key competency for MDS Nordion, and we plan to leverage this knowledge in new product areas. Neither of these contracts had a material impact on fiscal 2006 results, but both position us well in this market for the future.

Capital expenditures by MDS Nordion were negligible in 2006 as AECL assumed full responsibility for the construction of MAPLE. Capital costs were $61 million and $56 million in 2005 and 2004, respectively, due to the significant investment then being made in MAPLE. Aside from capital expenditures, MDS Nordion invests significantly in maintenance of its facilities, and all such costs are expensed as incurred.

MDS Sciex
Financial Highlights
	2006	% of Net revenues	2005	% of Net revenues	2004	% of Net revenues
Net revenues	$280	100%	$286	100%	$282	100%
Cost of revenues	(172)	(61%)	(166)	(58%)	(150)	(53%)
Selling, general and administration	(18)	(6%)	(19)	(7%)	(11)	(4%)
Research and development	(15)	(5%)	(26)	(9%)	(33)	(12%)
Depreciation and amortization	(21)	(8%)	(12)	(4%)	(8)	(3%)
Restructuring charges	-	-	(3)	(1%)	-	-
Other income (expense)	-	-	-	-	(1)	-
Equity earnings	-	-	1	-	-	-
Operating income	54	19%	61	21%	79	28%
Adjustments:
Other gain	-	-	-	-	(14)	(5%)
Valuation provisions	-	-	-	-	15	5%
Restructuring	-	-	3	1%	-
	54	19%	64	22%	80	28%
Depreciation and amortization	21	8%	12	4%	8	3%
Adjusted EBITDA	$75	27%	$76	26%	$ 88	31%
Capital expenditures	$ 8		$ 6		$ 9

MDS Sciex revenues were down 2% as reported but up 5% on an organic basis, as the declining US dollar continued to have an impact on this export-based business. Strong sales of high-end instruments were the driver of results this year and demand from the small molecule markets has offset softer market conditions for proteomics. Our high-end API 5000™ and API 4000™ were also strong performers, joined this year by the 4800 MALDI TOF/TOF™ analyzer, a product we introduced to the proteomics market in 2005.

Applied markets continued to grow in prominence in 2006, as more and more new users in these fields adopt mass spectrometry as part of their core capabilities. These markets include food testing and forensics and typically make use of mid-range platforms. Our mid-range API 3200™ and 3200 Q TRAP® have proven popular in these markets.

Over the past two years we have introduced 18 new products ranging from software updates to a revolutionary new platform for cellular analysis. We have entered the HPLC market with a new line of equipment sold under the Tempo™ name. We are happy with the market response to our new products this year. While many of the new products develop on existing technologies and markets, the CellKey™ System is an entirely new product for us. The CellKey System is based on cellular dielectric spectroscopy (CDS) technology, an approach that removes the requirement for fluorescent or radiolabelled markers from the drug discovery workflow, thereby simplifying assay development. The sensitivity of CDS's impedance-based measurement system enables the measurement of endogenous receptor targets in whole live cells and the generation of data that is more biorelevant than in other cellular screening systems.

CellKey is an important new product for us in a number of ways. To begin, it is the first major product launch for us outside of our existing partnerships with Applied Biosystems and PerkinElmer. It is also the flagship instrument that will be manufactured in our new Singapore facility. This facility was officially opened in February 2006 and we have been transferring production of certain products to the facility throughout the year. This location will also enable us to secure a more effective supply chain with Asian suppliers and we intend to source product for both our Singapore and Concord manufacturing operations from these suppliers. We believe the cost savings afforded by reorganizing our operations in this way will help to offset the impact of the US currency.

MDS Sciex reported operating income of $54 million for the year, down 11% from 2005. The drop in the value of the US dollar was a significant factor in the reported results. Factoring in the impact of the movement in the US dollar, adjusted EBITDA was 22% higher for 2006 versus 2005 on an organic basis.

A modest reduction in SG&A in the year from $19 million to $18 million followed our restructuring announced at the end of 2005. SG&A in fiscal 2004 was $11 million.

Under Canadian GAAP, we capitalize a substantial portion of our R&D spending and amortize these deferred costs once products are brought to market. Details of our R&D expenses are included in note 12 to our consolidated financial statements.

The substantial increase in depreciation and amortization in 2006 relates primarily to the amortization of development costs previously deferred. Amortization of such costs was low in fiscal 2005 as this was a transition year between product lines.

In 2004, we recorded a gain of $14 million resulting from a successful US patent infringement suit against Micromass/Waters.

Capital expenditures totalled $8 million compared to $6 million in 2005 and $9 million in 2004. Costs associated with the construction of the Singapore facility and the cost of demonstration models of our new products account for the majority of spending this year.

Corporate and other
Financial highlights
	2006	2005	2004
Selling, general and administration	($ 35)	($ 22)	($ 38)
Research and development	-	1	-
Depreciation and amortization	-	(1)	(2)
Restructuring charges	6	(30)	(9)
Other income (expense)	(1)	(3)	-
Equity earnings	(5)	(7)	1
Operating loss	(35)	(62)	(48)
Adjustments:
Mark-to-market adjustments	1	3	-
Valuation provisions	7	7	-
Restructuring	(6)	30	9
Depreciation and amortization	-	1	2
Adjusted EBITDA	($ 33)	($ 21)	($ 37)

Corporate and other includes costs associated with our Corporate offices and executive management functions, along with equity earnings related to certain venture investments. Corporate expenses for fiscal 2006 were 3% of consolidated net revenues compared to 2% for fiscal 2005 and 3% for 2004. Corporate expenses for 2006 include $4 million associated with the costs of the Retrospective Review compared to $2 million in fiscal 2005. Costs also include the corporate portion of our SOx compliance efforts and incremental audit costs associated with that certification. Fiscal 2004 was not affected in any significant way by either of these items.

To improve our operating results, we implemented a restructuring plan in 2005 that included a reduction of our global workforce by approximately 750 employees. Approximately one-quarter of the headcount reduction came from our Corporate and now-disbanded Enterprise Services areas. Net restructuring charges incurred in Corporate amounted to $30 million in 2005 related to these plans.

Other items affecting the comparability of the corporate and other segment from year to year include the following:
▪	R&D investment tax credits earned in fiscal 2005 and related to our MDS Proteomics business that was shut down in 2004 were included in the corporate and other segment.
▪
Fiscal 2005 includes depreciation and amortization associated with the start-up period of our new ERP system. In fiscal 2006 the depreciation and amortization associated with this system was charged to the businesses that utilize the system.

▪	Corporate and other for 2006 and 2005 include valuation provisions to reduce the value of certain investments to our estimate of their net realizable value.
▪	Other income (expense) reflects mark-to-market adjustments on a portion of our interest rate swaps that was deemed to be an ineffective hedge for accounting purposes.

On December 2, 2005, Hemosol Corp. (Hemosol, an investee in which we hold approximately 6.5 million shares), declared bankruptcy. As a result of the bankruptcy, Hemosol’s bank requested payment by MDS under the guarantee, and on December 8, 2005, we paid the bank $20 million. In doing so, we assumed the loan and the senior security position held by the bank. As we had previously provided for a $7 million exposure under this guarantee, the carrying value of this new debt interest is $13 million.

In conjunction with another secured lender who ranks second to us in preference, during the course of fiscal 2006, we provided $1.5 million of debtor-in-possession (DIP) financing to facilitate an orderly liquidation of Hemosol.

On November 3, 2006, we sold our secured interest in Hemosol for $13 million. We also sold our DIP financing interest to the same party for its face value. We expect to report a gain of approximately $2 million as a result of this transaction, as the carrying value of our DIP financing interest is nil. Subsequent to that transaction, a third party sponsor of a plan that will enable Hemosol to emerge from bankruptcy protection sought to have this transaction set aside. The outcome of this action cannot be estimated at this time.

Discontinued operations

The results of our discontinued businesses were as follows:
	2006	2005	2004
Net revenues	$ 414	$ 675	$ 723
Cost of revenues	(256)	(477)	(531)
Selling, general and administration	(61)	(113)	(98)
Depreciation and amortization	(10)	(14)	(17)
Goodwill write-down	-	(15)	-
Gain on sale of discontinued operations	28	-	-
Restructuring charges	(1)	(11)	(4)
Other expenses	(3)	-	(10)
Equity earnings (loss)	3	2	2
Operating income (loss)	114	47	65
Interest expense	-	(1)	(1)
Dividend and interest income	2	3	1
Income taxes recovery (expense)	7	(9)	(23)
Minority interest - net of tax	(10)	(10)	(14)
Income from discontinued operations - net of tax	$ 113	$ 30	$ 28
Basic earnings per share	$ 0.79	$ 0.22	$ 0.20

Income taxes applicable to our discontinued operations for fiscal 2006 include a $4 million recovery related to assets disposed of in the year and a $15 million tax recovery related to the recognition in 2006 of the tax shelter provided by capital losses of prior years that were not previously recognized. We expect to use these capital losses to reduce the amount of cash taxes payable resulting from the sale of the diagnostics business and accordingly have classified this recovery within discontinued operations.

The sale of Calgary Laboratory Services was finalized in early 2006. A goodwill impairment charge of $15 million was recorded in 2005 to reflect our anticipated recovery from this sale.

In November 2005, we completed the sale of our interest in Source to Cardinal Health for proceeds of $79 million and recorded a gain of $28 million. The gain on this transaction was tax sheltered due to the availability of certain capital losses within MDS.

Other expenses in discontinued operations include a $3 million non-cash valuation provision on long-term investments (2004 - $10 million).

Interest
Interest expense was $26 million compared to $21 million in 2005 and $23 million in 2004. The increase compared to 2005 relates to non-cash interest expense on a government loan associated with the MAPLE project. Prior to the MAPLE settlement, interest on this loan was capitalized as part of the project costs. In 2006, we capitalized $2 million of interest costs related to the MAPLE project (2005 - $9 million; 2004 - $8 million) prior to completing the settlement.

Dividend and interest income was $18 million for the year, an increase of 80% over 2005. Higher cash balances and interest on the MAPLE inventory note receivable account for the increase.

Income taxes
The effective tax rate for 2006 was 30% (2005 - 92%; 2004 - 74%). The 2006 rate was lower than the expected rate because of the net impact of lower future Canadian federal income tax rates, partially offset by higher rates expected in the future applicable to our earnings in the province of Quebec. These items resulted in a $4 million net decrease in future tax liabilities, which reduced our tax expense for the year by the same amount.

The effective tax rates for 2005 and 2004 were significantly higher than the expected rate as we were unable to recognize future tax recoveries on investment write-downs and on certain elements of restructuring charges that related to operations in foreign jurisdictions in which we are unable to recognize tax assets due to persistent operating losses.

Liquidity and capital resources
	2006	2005	Change
Cash, cash equivalents, and short-term investments	$436	$265	65%
Operating working capital[1]	$117	$82	43%
Cash from continuing operating activities	$38	$89	(57%)
Current ratio (excludes net assets held for sale)	2.5	1.7	n/m
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The improvement in the current ratio is mainly due to the reduction in accounts payable and accrued liabilities over the course of the year and the buildup of cash resulting primarily from the sale of certain businesses.

Our liquidity needs can be satisfied from cash generated by operations and short-term borrowings against our available lines of credit. During 2005, we negotiated a $500 million, five-year committed, revolving credit facility which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of October 31, 2006.

Our primary uses of cash flow are operational expenses, investment in capital, dividends, interest and principal payments on our debt securities, and, in prior years, our share repurchase program. During the year, we renewed our normal course issuer bid (NCIB) which authorizes us to repurchase up to 10,967,277 Common shares from time to time for a one-year period ending June 29, 2007. The repurchase of shares, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors. Although we renewed our NCIB during 2006, we repurchased no shares during the year. In 2005, we repurchased and cancelled 799,000 Common shares for $13 million under the NCIB.

Cash provided by operating activities was $155 million, representing a decrease of $6 million compared to last year. Cash from operations included $117 million from our discontinued operations and $38 million from continuing operations. These amounts compare to $72 million and $89 million respectively for 2005 and $46 million and $125 million respectively for 2004.

Operating cash flow for 2006 was significantly affected by investments in working capital, including liquidating restructuring liabilities and a buildup in accounts receivable and unbilled revenues. Implementation of our ERP system in MDS Pharma Services resulted in billing delays during the year. We are devoting resources to catching up with billings and are focused on customer collections.

Cash used in investing activities (excluding discontinued operations) was $207 million this year; however, $152 million was used to purchase short-term investments. Excluding this item, cash used in investing activities by continuing operations was $55 million compared to $157 million last year and $141 million in 2004. The significant drop compared to prior years reflects the elimination of capital expenditure requirements associated with the MAPLE project. In addition, the 2006 balance reflects the $27 million cash proceeds from the MAPLE settlement.

Investing activities related to discontinued operations generated $85 million of cash in 2006 compared to a usage of $2 million in 2005 and a source of $6 million in 2004. The 2006 amount includes the substantial proceeds from the sale of Source and CLS.

Cash used in financing activities (excluding discontinued operations) during the year was $1 million, compared to $22 million in 2005 and an $8 million source of funds in 2004. The decrease between 2005 and 2006 primarily reflects the inactivity on the NCIB compared to the last two years.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2007. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations
The following table summarizes our contractual obligations as at October 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$22	$104	$21	$31	$18	$246
Operating leases	18	17	14	13	11	19
Other contractual obligations	50	38	38	29	37	125
	$90	$159	$73	$73	$66	$390

Long-term debt consisted of $350 million (US$311 million) of senior unsecured notes issued under a private placement during 2003, a $27 million (US$24 million) note payable in connection with our MALDI acquisition in 2004, a $48 million non-interest bearing government loan and other commitments totalling $17 million.

We have long-term supply arrangements totalling $245 million with certain suppliers that provide us with radioisotopes. This amount is included in other contractual obligations. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of commitments totalling $69 million relating to the outsourcing of certain information technology infrastructure services.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or, for some obligations, changes to agreed-upon amounts.

Guarantees
In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties.

Off-balance sheet arrangements
MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and we utilize financial information provided by certain of these banks to assist us in determining the fair market values of the financial instruments.

The net unrealized mark-to-market value of all derivative instruments at October 31, 2006 was a gain of $1 million compared to a gain of $3 million at the end of 2005 and income of $44 million at the end of 2004. The substantial drop from 2004 reflects the utilization of highly advantageous hedge positions in foreign currency during fiscal 2005 and 2006.

Capitalization
	2006	2005	Change
Long-term debt	$442	$465	(5%)
Less: cash, cash equivalents, and short-term investments	(436)	(265)	65%
Net debt	6	200	(97%)
Shareholders’ equity	1,590	1,425	12%
Capital employed[1]	$1,596	$1,625	(2%)
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased from $465 million to $442 million between October 2005 and October 2006. Loan payments were $8 million in 2006 compared to $1 million in 2005 and $2 million in 2004. Overall, the change in long-term debt primarily reflects the revaluation of our senior unsecured notes to year-end exchange rates. The value of the US dollar relative to the Canadian dollar fell by $0.06 during fiscal 2006, resulting in a further unrealized gain on this debt of $18 million (2005 - $11 million) and bringing the total cumulative unrealized gain to $142 million. This unrealized gain is recorded in the cumulative translation adjustment account.

Share capital
Shares issued and outstanding	2006	2005	2004
Outstanding beginning of the year	142,099	141,826	141,122
Issued during the year	2,220	1,072	1,561
Repurchased and cancelled	-	(799)	(857)
Outstanding - end of year	144,319	142,099	141,826
Dividends declared per share	$0.13	$0.13	$0.09
Market price per share:
High	$23.20	$21.65	$23.20
Average	$20.81	$18.37	$20.30
Low	$18.25	$15.39	$18.17
Book value per share[1]	$11.02	$10.03	$10.02
1Book value per share is calculated as Common shareholders’ equity divided by the number of Common shares outstanding.

Risks and uncertainties
This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our AIF.

Exposure to foreign currencies
Approximately 95% of revenue is earned outside of Canada based on the customer’s location. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.

We manage exchange rate risk principally through the use of foreign exchange contracts. At October 31, 2006, we had outstanding US dollar contracts and options in place to sell up to US$64 million and, in certain circumstances, up to US$82 million, at a weighted average exchange rate of C$1.1412 maturing over the next five months. We treat these contracts as hedges for accounting purposes.

In addition to foreign operations and export sales, our senior unsecured notes payable are denominated in US dollars. This long-term debt is considered a hedge of our net investment in our US operations. Depending on changes in the value of the US dollar, repayment of this debt may require more cash than the value of this debt as it is currently reported.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Audit Committee of the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. MDS’s policies and guidelines prevent it from using any derivative instrument for trading or speculative purposes.

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

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies. Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was the experience in 2005 and 2006 for our Montreal-area bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices and customer quality and services.

Regulatory policies are designed to protect the public’s health and can impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

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

Acquisition and integration
MDS’s growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus. Typically, such acquisitions have occurred in the Life Sciences segment. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development
During 2006, we recorded $19 million of research and development expenses in our analytical instruments and isotopes business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment. We manage our R&D projects independently, and together with strategic alliance partners, against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes such as molybdenum-99 and cobalt-60 is important to certain of our businesses.

We have taken steps to build additional cobalt processing capacity with a major supplier, Rosenergoatom, and established new or negotiated extensions of existing long-term supply arrangements to diversify and secure our source of supply. Changes in maintenance schedules or the continued operations of the reactors manufacturing cobalt could impact the availability and timing of our purchases.

Venture capital investments
MDS has certain venture capital investments in biotechnology companies. We monitor our investees’ capacity to raise and spend funds and develop a commercial market for their products and services as well as their regulatory approval experience. We have adopted a portfolio investment approach across the sector to reduce risk, while retaining exposure to high-growth companies. We carry venture investments on our books at cost. There exists a risk that the carrying value of such investments could be in excess of fair value due to market conditions and this could result in provisions related to these investments.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company’s results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $85 million to protect us from the financial risk associated with a claim made against us. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights

Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. Prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of Canadian dollars, except earnings per share)
	Fiscal 2006	Oct 2006	July 2006	Apr 2006	Jan 2006
Net revenues	$1,140	$291	$288	$279	$282
Operating income (loss)	$54	$20	$6	$2	$26

Income (loss) from continuing operations	$32	$16	$3	$(2)	$15
Net income (loss)	$145	$53	$21	$16	$55
Earnings (loss) per share from continuing operations
Basic and diluted	$0.22	$0.12	$0.02	$(0.02)	$0.10
Earnings (loss) per share
Basic and diluted	$1.01	$0.37	$0.14	$0.12	$0.38
(millions of Canadian dollars, except earnings per share)
	Fiscal 2005	Oct 2005	July 2005	Apr 2005	Jan 2005
Net revenues	$1,154	$304	$286	$277	$287
Operating income (loss)	$24	$(45)	$17	$19	$33

Income (loss) from continuing operations	$1	$(37)	$5	$13	$20
Net income (loss)	$31	$(48)	$19	$29	$31
Earnings (loss) per share from continuing operations
Basic and diluted	$-	$(0.27)	$0.04	$0.10	$0.13
Earnings (loss) per share
Basic and diluted	$0.22	$(0.34)	$0.14	$0.21	$0.21

There were no unusual seasonal variations in these two 12-month periods. Operating income for the quarter ended October 2005 was reduced by $69 million as a result of valuation and restructuring provisions.

Outlook
In fiscal 2006 we generated solid organic revenue growth from our isotopes, instruments, and late-stage pharmaceutical services businesses. Organic growth in adjusted EBITDA was strong for MDS Sciex and MDS Nordion. Pharmaceutical services made progress in several areas but continued to face difficulties in early-stage businesses due to the effects of the FDA Retrospective Review.

The sale of the diagnostics business, which we expect to conclude by the end of January 2007, will substantially change the face of MDS. It will also result in net proceeds of approximately $1.1 billion. We plan to use up to $500 million of these funds to complete a substantial issuer bid to buy back MDS Common shares in a Dutch auction. We intend to launch this bid as soon as practical after closing the sale of the diagnostics business. In order to be on par with other companies in the global life sciences market, we also will discontinue our quarterly dividend and cancel our dividend reinvestment plan when we complete the share buy-back. We currently expect that our January dividend will be the last such payment.

Both the US dollar and the Euro remained weak relative to the Canadian dollar for most of 2006, which has significantly affected our results as reported in Canadian dollar terms. Recently, the Canadian dollar has weakened compared to both of these currencies. Our hedges are now providing substantially less shelter than has been true in the recent past. At year-end, our hedge portfolio covered approximately 25% of our forecasted US-dollar denominated revenues for 2007 and the effective rate for the portfolio is on par with current exchange rates. We do not hedge currency exposure on currencies other than the US dollar and we do not hedge foreign currency transactions outside of Canada. We will continue to provide analysis of our results on an organic basis to help provide a clearer understanding of the trends affecting our businesses.

As reported in previous quarters, we will be shifting to reporting in US dollars in the first quarter of 2007, following the completion of the sale of our diagnostics business. In addition, we will adopt a quarterly US GAAP net income reconciliation in the first quarter of 2007, as a first step in our transition to US GAAP reporting.

Fiscal 2006 has been a difficult year for MDS Pharma Services. Although revenue and backlog growth were strong in our late-stage businesses, the Retrospective Review negatively affected the early-stage businesses. The Retrospective Review cost $31 million in direct spending this year and the impact of the resulting uncertainty on revenues was significant, although the full impact cannot be measured with precision. We maintained our focus on this issue in the fourth quarter and our efforts will continue until the FDA is satisfied with our analysis and conclusions. Although we are devoting substantial attention to dealing with this issue, we have not lost sight of the fact that profitability from MDS Pharma Services must improve. As outlined above, we have taken some steps already, and we expect to announce further initiatives aimed at a significant improvement in the operating results of this business before the end of the first quarter.

Our isotopes business had a successful 2006. Results were strong in the first half of the year, as we stepped-up production of certain critical isotopes to meet an unexpected supply disruption experienced in the market. We have been successful in signing contract extensions with many of our key customers and we have achieved some price increases. Revenue and operating income in 2006 included the last full year of recognition of deferred revenues from the Biogen-Idec supply contract. Biogen-Idec has indicated that Zevalin® continues to underperform relative to the company’s expectations and have also indicated that it is reviewing its options for this product. We will monitor this situation as it develops next year.

While lower in the fourth quarter due to normal inventory and supply conditions, our cobalt business continues to be a strong performer, and we benefited from good cobalt availability for most of the year. We will face some volatility in cobalt supply in fiscal 2007, and overall cobalt revenues are expected to fall short of 2006 levels. This will be only partially offset by expected increases in sales of our cobalt therapy equipment, following the launch of new products earlier this year. We have also launched a clinical trial on our TheraSphere® product for liver cancer. This clinical trial will evaluate the effectiveness and safety of TheraSphere with the goal of making this cancer therapy more widely available to help more patients suffering from liver cancer.

Continued strong sales of high-end instruments targeted at the small molecule and applied markets enabled us to maintain organic growth for MDS Sciex. While revenue growth was modest this year, organic adjusted EBITDA growth was strong. We see continued strength in the small molecule and applied markets as we enter fiscal 2007. We also continue to work on new products and anticipate higher revenues from our CellKey™ System as this new technology gains market acceptance.

The impact of currency remains an issue for this business, although one of less significance than in prior years. We are taking steps to address our cost structure in this business to address the pressure on revenues resulting from foreign exchange. Our new manufacturing facility in Singapore is now fully operational and we have been transferring production of certain units to that facility. We expect this move will allow us to reduce our overall cost of production and will provide enhanced access to an Asia supply chain that will provide cost savings on materials consumed in both of our plants.

Changes in accounting standards and policies
In 2005, the CICA issued Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments - Recognition and Measurement”, 3861, “Financial Instruments - Disclosure and Presentation”, and 3865, “Hedges”. Under the new standards, a new location for recognizing certain gains and losses - other comprehensive income - has been introduced, providing for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner; existing requirements for hedge accounting are extended; and all financial instruments, including derivatives, are to be included on a company’s balance sheet and measured initially (in most cases) at fair value. The Company must adopt the new standards for the fiscal year beginning November 1, 2006.
The Company’s cash flow hedges and the related unrealized gain/loss will be recorded initially in comprehensive income and subsequently reclassified to net income when the offsetting gain/loss on the hedged item affects net income. As at October 31, 2006, there was an unrealized gain of $1 million on the Company’s financial instruments (2005 - $3 million). This will increase shareholders’ equity and long-term investments and other assets but will not impact net income.

The Company will also have to include its cumulative translation adjustment as a component of comprehensive income. At October 31, 2006, the accumulated unrealized loss from the cumulative translation adjustment was $25 million (2005 - $26 million).

The Company plans on changing its reporting currency to US dollars effective for the first quarter of 2007 in order to enhance comparability with the Company’s competitors. In accordance with EIC-130, “Translation Method When the Reporting Currency Differs from the Measurement Currency or There Is a Change in Reporting Currency”, the financial statements for all years (or periods) presented should be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders' equity.

Critical accounting policies and estimates
Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in note 27 to the consolidated financial statements.

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

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped; however, we recognize revenue (less the minimal holdback amount subject to final approval) based on shipping terms that identify when the title has passed to the customer.

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

Valuation of goodwill
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting segment with which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. Assessing the fair value of a reporting unit requires that we make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

Intangible assets
Intangible assets include the value of acquired in-process R&D, patents, technology, customer relationships, licences, and long-term service contracts, which are recorded as intangibles on the statement of financial position. In addition to these acquired assets, intangible assets include the deferred costs of developing certain products and the pre-operating costs associated with new facilities, which are recorded in long-term investments and other assets on the statement of financial position. Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, ranging primarily from three to seven years. Because intangible assets are usually associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Valuation of long-term investments
Long-term investments that are carried at cost or accounted for using the equity method are reviewed to determine whether their fair value is below carrying value. We maintain portfolio investments in a number of public and private companies. An investment is considered impaired if any such decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that impairment has occurred, the carrying value of the investment is written down to an amount that reflects management’s estimate of what could be received from a sale of the investment.

Property, plant, and equipment
Property, plant, and equipment are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets. Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates of future cash flows.

Research and development
Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded within long-term investments and other assets on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

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

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets requires us to determine whether it is more likely than not that all or a portion of the future tax assets will be realized from such items as loss carryforwards and the future tax depreciation of property, plant, and equipment. At each quarter-end we assess the valuation of future tax assets at each quarter-end and establish or adjust a valuation reserve if necessary. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Restructuring charges
We have approved plans to restructure certain operations and, as such, we are required to establish critical estimates surrounding exit costs and workforce reductions. Because the determination of the restructuring provision is a complex process and the rollout of a restructuring plan could span multiple periods, we might be required to update estimates to reflect actual payments made. Any adjustments made will be disclosed in the notes to our consolidated financial statements.

Employee future benefits
Certain estimates and assumptions are used to actuarially determine the Company’s defined pension and employee future benefit obligations. The expected rate of return on plan assets, discount rate, rate of compensation increase and health care cost trend rate are important elements of cost and/or obligation measurement.

The discount rate, which is determined annually, allows us to reflect estimated future benefit payments at their present value on the measurement date, and is based on market rates for high-quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit cost and obligation.

Stock-based compensation
The Company uses the fair value method of accounting for stock-based compensation. The fair value of the options are estimated using the Black-Scholes option pricing model using estimated forfeiture rates, volatility, expected life of the options and the risk-free interest rate.

Accounting standards and policies - Controls and procedures
Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the US Securities and Exchange Commission (SEC) and the Canadian Securities Administrator (CSA) and has concluded that such disclosure controls and procedures are effective.

Management’s annual report on internal control over financial reporting
The following report is provided by management in respect of MDS’s internal controls over financial reporting (as defined in the rules of the SEC and the CSA):

1.	Management of MDS is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.
2.
Management of MDS has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal controls over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of the Company’s internal controls over financial reporting because it is free from bias, permits reasonable consistent qualitative and quantitative measurements of MDS’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal controls are not omitted, and is relevant to an evaluation of internal controls over financial reporting.

3.
Management of MDS has assessed the effectiveness of the Company’s internal controls over financial reporting, as at October 31, 2006, and has concluded that such internal controls over financial reporting are effective. There are no material weaknesses in MDS’s internal controls over financial reporting that have been identified by management.

4.
Ernst & Young LLP, which has audited the consolidated financial statements of MDS for the year ended October 31, 2006, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States).

Changes in internal controls over financial reporting
There have been no changes in MDS’s internal controls over financial reporting during the year ended October 31, 2006, that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

A. Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures as of October 31, 2006 (the end of the period covered by this Report) have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the (Securities and Exchange Commission (the "SEC") rules and forms.

B. Management’s Annual Report on Internal Controls over Financial Reporting

The following report is provided by management in respect of MDS’s internal controls over financial reporting:

1.	Management of MDS is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.
2.
Management of MDS has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal controls over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of the Company’s internal controls over financial reporting because it is free from bias, permits reasonable consistent qualitative and quantitative measurements of MDS’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal controls are not omitted, and is relevant to an evaluation of internal controls over financial reporting.

3.
Management of MDS has assessed the effectiveness of the Company’s internal controls over financial reporting, as at October 31, 2006, and has concluded that such internal controls over financial reporting are effective. There are no material weaknesses in MDS’s internal controls over financial reporting that have been identified by management.

4.
Ernst & Young LLP, which has audited the consolidated financial statements of MDS for the year ended October 31, 2006, has issued an attestation report on management’s assessment of the Company’s internal controls over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

The Board of Directors of MDS Inc.

We have audited management’s assessment, included on page 26 of the Management’s Discussion and Analysis, that MDS Inc. maintained effective internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MDS Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of MDS Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that MDS Inc. maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, MDS Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of MDS Inc. as at October 31, 2006 and 2005, as well as the consolidated statements of income, retained earnings and cash flows for the three years in the period ended October 31, 2006 and our report dated January 15, 2007 expressed an unqualified opinion thereon.

Toronto, Canada
January 15, 2007

Chartered Accountants

D. Changes in Internal Control over Financial Reporting

There has not being any significant change in the Company's internal control over financial reporting that occurred during the fiscal year ended October 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

E. Notice of Pension Fund Blackout Period

The Company was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended October 31, 2006.

F. Audit Committee Financial Expert

The Company's Board of Directors (the Board) has determined that all of the members of the Company's Audit Committee are "independent" within the meaning of applicable SEC regulations and the listing standards of the New York Stock Exchange (the NYSE). In addition, the Board has determined that Mr. Robert W. Luba, the Chair of the Audit Committee, Ms. Kathleen M. O’Neill, are "Audit Committee Financial Experts" within the meaning of General Instrument B(8)(b) of Form 40-F.

G. Code of Ethics

The Company has a code of ethics, entitled Global Business Practice Standards (GBPS), which is applicable to all MDS employees including the Company's Chief Executive Officer, Chief Financial Officer and other senior officers. The Company’s code of ethics can be viewed on its website (at www.mdsinc.com/pdf/Global_Business%20Practices.pdf ).

H. Principal Accountant Fees and Services

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by Ernst & Young LLP (the Independent Auditors) for professional services rendered for the audit of the Company's annual financial statements, including services related thereto, were $6,726,561 for the fiscal year ended October 31, 2006 and $1,984,000 for the fiscal year ended October 31, 2005.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as "Audit Fees," including consultations concerning financial accounting and reporting matters not classified as audit, were $255,080 for the fiscal year ended October 31, 2006 and $392,000 for the fiscal year ended October 31, 2005.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $196,120 for the fiscal year ended October 31, 2006 and $310,000 for the fiscal year ended October 31, 2005. The services comprising the fees reported as "Tax Fees" included tax return preparation in various foreign jurisdictions, consultation regarding various tax issues, support provided to management in connection with income and other tax audits.

All Other Fees

The Independent Auditors were not engaged to provide services other than those reported in the preceding paragraphs during the fiscal years ended October 31, 2006 or 2005.

I. Audit Committee Pre-approval Policies and Procedures

All services to be performed by the Company's Independent Auditor must be approved in advance by the Audit Committee. The Audit Committee has determined that the only services to be provided by the Company's Independent Auditor are audit and tax related services, which are and will be subject to the Audit Committee's pre-approval. MDS Corporate Finance obtains and coordinates the pre-approval process for audit and tax services, by receiving all requests from the various business units and submitting them to the Audit Committee annually, or more frequently, if the need arises for the Committee's pre-approval. No fees may be paid to the Company's Independent Auditor unless this pre-approval has been obtained.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

J. Off-Balance Sheet Arrangements

See information provided under the heading "Guarantees" (Note 23) contained in the Notes to Consolidated Financial Statements, included as Document No. 2 to this Annual Report on Form 40-F.

K. Tabular Disclosure of Contractual Obligations

Tabular disclosure of long-term obligations is included on page 17 of the Management Discussion and Analysis filed as an exhibit to the Form 40-F.

L. Critical Accounting Policies

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2006", included as Document No.3 to this Form 40-F.

M. Identification of Audit Committee

The Company's Board of Directors has appointed an Audit Committee consisting of four outside directors - Robert W. Luba (Chair), Richard H. McCoy, James S. A. MacDonald, and Kathleen M. O'Neill.

N. NYSE Exemptions

As required by the NYSE, the Company will post on its corporate website any significant differences between the corporate governance practices followed by the Company in Canada and those applicable to US companies under the NYSE's listing standards.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission Staff, and to furnish promptly, when requested to do so by the Commission Staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of the Registrant’s Form 40-F on February 2, 2001 (File No. 001-15016), the Registrant filed with the SEC a written irrevocable consent and power of attorney on Form F-X; an amendment to that Form F-X was filed with the SEC on May 23, 2001.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description
1.	Consent of Ernst & Young LLP
2.	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
3.	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 26, 2007	MDS Inc. By: /s/ James A.H. Garner James A. H. Garner Executive Vice-President Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.	Consent of Ernst & Young LLP
2.	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
3.	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.