Form 40-F
period 2007-10-31
MDS INC
filed 2008-01-29
CIK 1057698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2007	Commission File Number___001-15016

MDS INC. (Exact name of Registrant as specified in its charter)
Canada (Federal) (Province or other jurisdiction of incorporation or organization)
8099 (Primary Standard Industrial Classification Code Number (if applicable))
98-0170107 (I.R.S. Employer Identification Number (if applicable))
Suite 300, West Tower 2700 Matheson Blvd. East Mississauga, Ontario Canada L4W 4V9 (416) 213-4082 (Address and telephone number of Registrant's principal executive offices)
MDS Pharma Services (US) Inc.
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

 The Registrant had 122,578,331 Common Shares outstanding as at October 31, 2007

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

Yes  [  X  ]        No [       ]

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:	Annual Information Form for the year ended October 31, 2007.

Document No. 2:	Audited Consolidated Financial Statements for the year ended October 31, 2007, prepared in accordance with United States generally accepted accounting principles.

Document No. 3:	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2007.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 40-F, including the exhibits attached hereto and any amendments, supplements or modifications hereof or thereof, contains statements that are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.   These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

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

In this Form 40-F, unless the context otherwise requires, references to "we", "us", "our", or similar terms, as well as references to "MDS", the "Company", or the "Registrant" refer to MDS Inc.

Document No. 1

MDS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2007

January 25, 2008
Toronto, Canada

TABLE OF CONTENTS

INTERPRETATION
ITEMS AFFECTING THE COMPARABILITY OF FINANCIAL INFORMATION OF PRIOR YEARS
DOCUMENTS INCORPORATED BY REFERENCE
CAUTION REGARDING FORWARD-LOOKING INFORMATION
1.	CORPORATE STRUCTURE
1.1	Jurisdiction of Incorporation
1.2	Current Organization
2.	GENERAL DEVELOPMENT OF THE BUSINESSES OF MDS
2.1	Overview
2.1.1Life Sciences
2.1.2Diagnostics
2.1.3Customers
2.1.4Employees
2.2	Recent Industry Developments
2.3	Business Strategy of MDS
2.4	Financial and Other Developments
2.4.1Capital Structure
2.4.2Acquisitions
2.4.3Divestitures and Discontinuances
3.	NARRATIVE DESCRIPTION OF THE BUSINESSES OF MDS
3.1	Reportable Industry Segments
3.2	MDS Pharma Services
3.3	MDS Nordion
3.4	MDS Analytical Technologies
3.5	Diagnostics
3.6	Significant Investees
3.6.1Lumira Capital Corp.
3.7	Principal Facilities
3.8	Research and Development
3.9	Environmental Compliance
3.10	Other Business Matters
3.10.1Risk Factors
3.10.2Legal Proceedings and Regulatory Actions
3.10.3Interest of Management and Others in Material Transactions
3.10.4Transfer Agent and Registrar
3.10.5Material Contracts
3.10.6Experts
4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION
4.1	Summary Annual Information (Year to October 31)
4.2	Dividends
4.3	Capital Structure
5.	MANAGEMENT’S DISCUSSION AND ANALYSIS
6.	MARKET FOR SECURITIES
7.	DIRECTORS AND OFFICERS
7.1	Directors
7.2	Executive Officers
7.3	Additional Disclosure for Directors and Executive Officers
8.	AUDIT COMMITTEE INFORMATION
8.1	Composition of the Audit Committee
8.2	Auditor Service Fees
8.3	Pre-approval Policy for External Audit Services
9.	ADDITIONAL INFORMATION
APPENDIX I – MDS INC. AUDIT COMMITTEE CHARTER
APPENDIX II – DEFINITIONS6

The following are registered trademarks of MDS Inc. or its subsidiaries:

MDS; Nordion; Sciex; ELAN®; API 5000™; API 4000™; API 3200™; API 2000™; QSTAR® Elite; QSTAR® XL Hybrid; 4000 Q TRAP®; 3200 Q TRAP®; 4800 MALDI TOF/TOF™; GenePix®; MetaMorph®; SpectraMax®; FlexStation®; FLIPR®.

The following are registered trademarks belonging to the companies indicated:

ZEVALIN®                                 Molecular Insight Pharmaceuticals, Inc.
BEXXAR®                                 GlaxoSmithKline

MDS INC.
ANNUAL INFORMATION FORM

INTERPRETATION

In this Annual Information Form (“AIF”), “we”, “us”, “our”, “MDS”, and “the Company” are used to refer to MDS Inc., its subsidiaries and joint ventures.  In this AIF, all references to specific years are references to the fiscal year ended October 31.  All references to “$” or “dollars” are references to US dollars, unless otherwise specified.

Certain terms and abbreviations used in this AIF are defined in Appendix II - Definitions.

ITEMS AFFECTING THE COMPARABILITY OF FINANCIAL INFORMATION OF PRIOR YEARS

All financial references in this document exclude our discontinued generic radiopharmaceuticals operations, our U.S. and Canadian laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) unless otherwise indicated. All financial references for the prior years have been restated to reflect this treatment.

MDS historically prepared its consolidated financial statements in accordance with Canadian GAAP and provided reconciliation to US GAAP. The Company has now adopted US GAAP effective with the reporting of its fiscal 2007 annual results as its primary reporting standard for its consolidated financial statements. MDS has adopted US GAAP to improve the comparability of its financial information with that of its competitors, the majority of whom are US-based multinational companies. All figures for prior years have been revised to reflect the adoption of US GAAP as our reporting standard. All financial statements and Management’s Discussion and Analysis (MD&A)previously filed by the Company including those filed for interim reporting purposes during 2007, were prepared under Canadian GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

The following sections of the MDS 2007 Annual Report Financial Review (2007 Financial Review) are incorporated by reference into this AIF:

1.
The audited consolidated financial statements of MDS Inc. for the years ended October 31, 2007, October 31, 2006 and October 31, 2005, reported on by Ernst & Young LLP, Chartered Accountants (2007 Financial Statements) on pages 30 to 37 of the 2007 Financial Review; and

2.
Management’s Discussion and Analysis of financial condition and results of operations of MDS Inc. for the fiscal year ended October 31, 2007 (2007 MD&A) contained on pages 1 to 29 of the 2007 Financial Review.

3.	Management’s Proxy Circular dated January 7, 2008 with respect to the March 6, 2008 Annual Shareholders meeting.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the Securities Act (Ontario) and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

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

The Company was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited.  The Company changed its name to MDS Health Group Limited in April of 1973 and to MDS Inc. in November 1996.  The Company was continued under the Canada Business Corporations Act (CBCA) in October 1978 and remains subject to that statute.

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

➢	MDS (Canada) Inc., a Canadian (CBCA) corporation;

➢	MDS Analytical Technologies (US) Inc., a Delaware corporation;

➢	MDS Pharma Services (US) Inc., a Nebraska corporation;

➢	MDS Pharma Services Central Lab S.A.S., a French corporation;

➢	MDS Pharma Services S.A.S., a French corporation;

➢	MDS Pharma Services France S.A.S., a French corporation;

➢	MDS Pharma Services GB Limited, a UK corporation;

➢	MDS Pharma Services Switzerland AG, a Swiss corporation;

➢	Molecular Devices Limited, a UK corporation;

➢	PerkinElmer Sciex Instruments partnership, an Ontario partnership; and

➢	Applied Biosystems/MDS Analytical Technologies partnership, an Ontario partnership.

With the exception of the two partnerships in which MDS has a 50% interest, MDS beneficially owns, directly or indirectly, 100% of the shares of the above named subsidiaries.

The entities outlined above are consolidated in the financial statements of MDS and are referred to hereafter as subsidiaries, with the exception of PerkinElmer Sciex Instruments and Applied Biosystems/MDS Analytical Technologies, each of which is accounted for on an equity basis.

In addition to the active operations described above:

As at October 31, 2005, the Company owned a 50% interest in Source, a Canadian corporation.  On November 22, 2005 the Company sold its 50% interest in Source to its partner, Cardinal Health Inc. (see Section 2.1 - General Development of the Businesses of MDS: Overview).

Until February 26, 2007, the Company conducted the majority of its diagnostics business through the following partnerships:

➢	MDS Laboratory Services, L.P., a partnership established under the laws of Ontario in which MDS held an indirect 99.6% interest, and

➢	Metro-McNair Clinical Laboratories Limited Partnership (Metro-McNair), a limited partnership established under the laws of British Columbia in which MDS held a 75% interest.

On February 26, 2007, the Company sold its interest in its diagnostics business, including its interest in these partnerships, to Borealis Infrastructure Management Inc. (see Section 2.1 - General Development of the Businesses of MDS: Overview)

In addition to its subsidiaries, the Company owns a 99.6% non-controlling equity interest in LPBP Inc., an Ontario corporation, through which it held its former indirect interest in the Ontario businesses of MDS Diagnostic Services and a 45% interest in Lumira Capital Corp. (formerly MDS Capital Corp.).  Lumira Capital Corp. is described under the heading
3.6 - Significant Investees.

2.	GENERAL DEVELOPMENT OF THE BUSINESSES OF MDS

2.1	Overview
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  We are a leading global provider of pharmaceutical research services, medical isotopes for molecular imaging, sterilization, radiotherapeutics, and analytical instruments.

MDS operates in three business units within the life sciences industry: MDS Pharma Services; MDS Nordion, and MDS Analytical Technologies.

In September 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company’s areas of focus.  The announcement also referred to our restructuring plan to reduce overhead and better align resources and infrastructure costs.

During fiscal 2005, we discontinued certain early-stage businesses within our pharmaceutical research services business, a business unit of the life sciences segment, and, consistent with our strategic plan, our interests in Source Medical and Calgary Laboratory Services (CLS) were classified as discontinued operations. In November 2005, the Company sold its interest in Source to Cardinal Health Inc. for C$79 million, and in April 2006, the Calgary Health Region exercisedits option to acquire the Company’s partnership interest in CLS for C$21 million, (see Section 2.4.3 - Divestitures and Discontinuances).

On February 26, 2007, the Company completed another significant step in this strategic plan by selling its remaining Canadian diagnostics businesses to Borealis Infrastructure Management Inc. for gross proceeds of C$1.3 billion, (see Section 2.4.3 - Divestitures and Discontinuances)

In line with the Company’s strategic plan, on March 20, 2007, MDS finalized the acquisition of Sunnyvale, California-based Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing for $621 million (see Section 2.4.2 - Acquisitions).

In the first half of fiscal 2007, MDS initiated efforts to further optimize the global footprint of MDS Pharma Services.  During 2007, the Company finalized the sale of its Phase I clinical facility in Hamburg, Germany, transferred its LCMS bioanalytical, and drug metabolism and pharmacokinetics (DMPK) operations from Montreal, Canada to its Lincoln, USA and Bothell, USA sites, respectively. The Company also consolidated central laboratory operations from Hamburg, Germany into Baillet, France and transferred bioanalytical operations from Sittingbourne, UK to its Zurich, Switzerland site.  To further accelerate growth, the Company has invested in new customer-facing IT systems, expanded central laboratory operations in Beijing, China and initiated a 300-bed expansion at its Phase I facility in Phoenix, USA.  The latter opened in January 2008.

2.1.1	Life Sciences

The Company has three life sciences business units: MDS Pharma Services, which provides pharmaceutical research services; MDS Nordion, which provides molecular imaging, sterilization and radiotherapeutics; and MDS Analytical Technologies, which designs, manufactures and sells analytical instruments and combines newly acquired Molecular Devices (MDC) with the Sciex division of MDS.

In 1981, MDS entered the analytical instruments business with the acquisition of SCIEX (acronym for SCIentific EXport).  In 2007, MDS expanded its analytical instruments business with the 100% acquisition of MDC.

In 1992, MDS acquired an initial 83% interest in Nordion International Inc. (Nordion) from the Canadian Development Investment Corporation pursuant to a privatization initiative by Atomic Energy of Canada Limited (AECL), thereby expanding its operations into medical isotope manufacturing and distribution.  Commencing in 1995, the Company increased its ownership interest in Nordion to 100%.

In 1995, MDS began acquiring pharmaceutical research services organizations and expanded the services offered to the pharmaceutical development industry.  Several smaller acquisitions led to the fiscal 2000 acquisition of Phoenix International Life Sciences Inc., a public company based in Montreal, Canada with additional operations in the United States and Europe.  These pharmaceutical research services businesses collectively operate globally under the name MDS Pharma Services.

2.1.2                       Diagnostics

Until February 2007, the Company also operated in the healthcare industry primarily through its Canadian clinical laboratory operations, MDS Laboratory Services.  The Canadian laboratory business was the largest operator of private sector clinical laboratories in Canada.  Services provided by the company included clinical laboratory testing for physicians and non-hospital healthcare institutions, management of hospital laboratories under contract and other support services for clinical diagnostics. The sale of the Canadian laboratory business to Borealis Infrastructure Management Inc. was closed on February 26, 2007 as disclosed in Section 2.4.3 – Divestitures and Discontinuances.

2.1.3                       Customers

Customers of the Company’s life sciences businesses include a broad range of manufacturers of medical products including pharmaceutical manufacturers, biotechnology companies, manufacturers of medical supplies and devices, plus academic and government institutions.  These customers are located in virtually all major international markets.

Through its former Canadian diagnostics business, the Company provided products and services directly to healthcare providers, including physicians and hospitals.

No single customer accounted for more than 10% of the consolidated revenues of the Company for the fiscal year ended October 31, 2007.

The Company’s business and customer base are global.  Revenues earned outside of Canada, reflecting export sales, along with revenues earned by operating units based outside of Canada, made up approximately 90% of net revenues for 2007.  Export sales from Canada alone made up 41% of net revenues for 2007.

2.1.4                       Employees

As at October 31, 2007, MDS had approximately 5,500 employees in 29 countries.

2.2	Recent Industry Developments

MDS has benefited from the significant and rapid changes that are affecting the life sciences industry.  These changes include:

(i)	rising healthcare costs;

(ii)	intensifying cost containment pressures;

(iii)	rapid growth in demand for services due to aging population bases;

(iv)	rapid innovation in technology, increasing the availability of sophisticated treatment options;

(v)	greater productivity in drug discovery and development;

(vi)	growing consumer awareness of healthcare choices; and

(vii)	growing awareness within emerging and developing countries of the benefits of adequate healthcare systems and the improving ability to pay for improved healthcare solutions.

New technologies have profoundly affected the life sciences market.  These new technologies, in part, have led to more focused research spending and continued corporate mergers of significant size within the pharmaceutical industry, as pharmaceutical companies strive to maintain or obtain a competitive edge by providing new and improved services or by introducing new products to market.  Consolidation of this industry is expected to continue, and is likely expected to affect product development budgets and may lead to more focused research spending by the merged entities, including more concentration of spending budgets within therapeutics areas.

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

A string of recent adverse events affecting a number of large market pharmaceutical products has placed added scrutiny on the drug approval process in the US.  There are increasing calls for more regulation of the approval process as a result.  The impact of this on the rate and cost of drug innovation is uncertain.

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

The surge in development activity, coupled with a drive to reduce costs and accelerate development time, has driven growth in outsourcing of research activities by pharmaceutical manufacturers to specialized pharmaceutical research services organizations and an increased use of new analytical technologies that seek to provide improved efficiency and results.  High throughput screening, and the technologies that make this possible, increase the number of new drug leads that can be investigated, enabling drug companies to identify promising candidates earlier.  More importantly, researchers can eliminate an unpromising candidate before a large investment is made in further development.

It is anticipated that these technological advances may lead to more targeted, personalized and effective medicines.  In addition, these technologies are expected to lead to more accuratediagnosis at an earlier disease stage, which will in turn lead to treatment that is more effective.  A number of new developments also promise better disease prevention alternatives.

2.3	Business Strategy of MDS

The Company’s strategy is to focus on the global life sciences markets to drive growth and deliver value to customers and shareholders.  The life sciences markets are some of the fastest growing markets in the world, driven by long term trends in population demographics and the way therapeutics are developed and disease is treated.  The Company is focused in the areas of pharmaceutical research services through MDS Pharma Services, molecular imaging, sterilization and radiotherapeutics through MDS Nordion, and life sciences instruments and tools through MDS Analytical Technologies.  MDS expects to supplement organic growth in its three life sciences businesses with selected technology and business acquisitions.

MDS Pharma Services (see Section 3.2) is growing its global pharmaceutical research services capability with a focus on building global scale and uniform quality and procedures. The segment is the sixth largest contract research organization (CRO) globally, and one of the largest CROs in early-stage research (Discovery through Phase IIa). The current focus of MDS Pharma Services is on improving the growth and profitability of this segment across its businesses and regions.

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

MDS Analytical Technologies (see Section 3.4) is focused on developing and providing customers with state-of-the-art life sciences tools. This segment relies heavily on leading-edge research and engineering as well as extensive expertise in molecular and cell biology and chemistry to develop instruments that have a clear advantage over competitive offerings. MDS Analytical Technologies consist of two channel brands, Sciex and Molecular Devices (MDC).  Sciex, focused on high-end mass spectrometers, takes its products to market predominantly through partnerships with companies who have primary responsibility for marketing, sales, and after-sales support.  MDC markets its high-performance bioanalytical measurement systems through its global sales channel, which added important distribution capability to MDS during 2007.

2.4	Financial and Other Developments

Factors affecting the comparability of the Company’s financial data for fiscal years 2005 through 2007 include the following:

2.4.1                       Capital Structure

➢
In December 2002, the Company completed a private placement of $311 million of senior unsecured notes (Senior Unsecured Notes). The Senior Unsecured Notes bear interest at rates between 5.15% and 6.19% per annum and have maturities ranging from December 2007 to December 2012.

➢
In 2005, the Company negotiated a new C$500 million, five-year committed, revolving credit facility which replaced the Company’s previous C$225 million credit facility.  As at October 31, 2007, the facility was undrawn.

➢
On April 9, 2007, MDS completed a substantial issuer bid and repurchased approximately 22.8 million Common shares for $441 million at a price of C$21.90 per share. As a result of this issuer bid, MDS reduced the number of Common shares outstanding from approximately 144 million to 122 million.

2.4.2                       Acquisitions

➢
During 2005, MDS acquired SkeleTech Inc., a therapeutically focused CRO providing pre-clinical discovery and development services in bone and central nervous systems biologies, for consideration of $6 million. The purchase agreement included a provision for contingent consideration of $2 million, payable to the vendors if certain profitability levels were attained in fiscal 2006. During 2006, a payment for $1 million was made to the vendors under this agreement.

➢
On March 20, 2007, MDS finalized the acquisition of Sunnyvale, California-based Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing. The total cost of the acquisition was $621 million, including the cost of the tender offer, the cost to acquire outstanding in-the-money options held by MDC employees, and transaction costs. Upon completion of this acquisition, MDS established a new business unit, MDS Analytical Technologies, which combines MDS Sciex with MDC. MDS filed a form 51-102F4 with respect of this acquisition on June 4, 2007.

2.4.3                       Divestitures and Discontinuances

➢
In 2005, the Company’s management announced its commitment to a plan to divest a number of business operations that were no longer core to the Company’s strategy.  During 2005, the Company’s interest in Source was classified as a discontinued operation, and as stated previously, in November, 2005, the Company disposed of its interest in Source.  In addition, during 2006, the Company’s partner in CLS exercised its right to buy out the Company’s partnership interest.

➢
In 2005, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and in vitro Pharmacology operations within the MDS Pharma Services business unit.  These businesses have also been classified as discontinued operations. During 2006, these businesses were either sold or shut down.

➢
In February 2006, MDS and AECL reached an agreement on disputes related to the MAPLE facilities (Facilities), which resulted in MDS exchanging its interest in the Facilities for a long-term isotope supply contract (See Section 3.3. – MDS Nordion; NRU and MAPLE Facilities)

➢
On October 5, 2006, the Company entered into a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. for gross proceeds of C$1.3 billion. The sale was completed on February 26, 2007.

➢
Subsequent to fiscal 2007 year-end, on November 29, 2007, MDS Nordion signed an agreement with Best Medical International Inc. to divest its external beam therapy and self-contained irradiator product lines.

3.	NARRATIVE DESCRIPTION OF THE BUSINESSES OF MDS

3.1	Reportable Industry Segments

The Company operates under the following three business units:

MDS Pharma Services
This business unit provides research services and is one of the world leaders in pharmaceutical research services, from pre-clinical development to Phase IV clinical trials, for innovative and generic pharmaceutical companies and for biotechnology companies, as well as consumer product and drug delivery companies.

MDS Nordion
This business unit is a leading global provider of medical isotopes for molecular imaging, technologies for the sterilization of medical and other products as well as contract manufacturing for the radiotherapeutics industry.

MDS Analytical Technologies
This business unit focuses on the research, design, manufacture and marketing of state-of-the-art life sciences tools such as high-end mass spectrometers through its Sciex brand and high-performance bioanalytical measurement systems through its Molecular Devices brand.

Prior to February 26, 2007, as disclosed in Section 2.4.3 – Divestitures and Discontinuances, the Company was, through various operating business units, the leading provider of diagnostic laboratory services in Canada.

Prior to the sale of Source Medical in November 2005, as disclosed in Section 2.4.3 – Divestitures and Discontinuances, the Company was a partner in the largest provider of distribution services for medical products in Canada, supplying hospitals and alternative care sites.

         3.2            MDS Pharma Services

MDS operates as a global contract research organization (CRO) through MDS Pharma Services. MDS Pharma Services is one of the top global CROs and has been highly rated for customer service and quality by CenterWatch, a leading industry publication. MDS Pharma Services is a full-service provider of drug discovery and development services to the pharmaceutical, biotechnology and generic industries. MDS Pharma Services operates as a CRO in 28 countries.

Industry Background

During the 1970’s, integrated pharmaceutical companies conducted the majority of research leading up to development of pharmaceutical products in-house. At that time, the only significant function that was contracted out was pre-clinical toxicology screening.

The drug development process is extremely expensive due to the cost of the infrastructure required to support the full range of processes necessary for drug development and the long period of time required to achieve full regulatory approval of a new compound. On average, it takes 10 to 12 years and over $800 million to bring a new pharmaceutical from discovery through Phases I to III of clinical trials and make it available to consumers. Since patent protection for new products extends for only 17 to 20 years, the profitability of a new compound can be greatly enhanced by reducing the total cost of development and by shortening the elapsed period over which development occurs.

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

Globalization of pharmaceutical markets driven by ongoing mergers of major international pharmaceutical companies has influenced the selection of a CRO. Those with an international presence and the ability to conduct trials in multiple jurisdictions have greater chances of becoming preferred suppliers. The growth of the biotechnology industry is also significantlyinfluencing the growth of CROs, as many smaller biotechnology companies elect not to build the infrastructure to conduct the various phases of the development of their products in-house.

A general overview of the drug development process is provided in the diagram below:

Overview of Business

Headquartered in King of Prussia, Pennsylvania, MDS Pharma Services is focused on being a full-service provider of drug discovery and development services to the pharmaceutical, biotechnology, and generic industries. MDS has provided services to pharmaceutical manufacturers since 1992, beginning as a centralized support laboratory providing testing services in connection with Phase III clinical trials. MDS is now one of the largest and most integrated CROs in the pre-clinical and early clinical segment of the market and a developing competitor in late-stage clinical trials.

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

Key service lines for this business include:

➢
Preclinical, in which the Company’s vast library of assays is applied to study the effects of compounds on living organisms and in-vitro targets and in which advanced understanding of drug safety and toxicology is obtained under strict Good Laboratory Practices (GLP) regulated conditions.

➢	Bioanalysis in which advanced technology and analytical science is applied to biological fluids to gain an understanding of the drug’s absorption, distribution, metabolism and elimination.

➢
Early-stage clinical or first-in-man testing (Phase I), in which new investigational drugs are tested for the first time in healthy volunteers to assess drug safety and to determine how the drugs are processed by the body.

➢
Late-stage clinical or traditional clinical trials (Phase II – IV), in which investigational drugs are tested in volunteers exhibiting the condition the drug is intended to determine the relative efficacy of the drug under study.

➢	Central laboratory, a support service for late-stage trials, through which samples taken from study participants are run against standard assays to determine the safety and effectiveness of the drug.

Significant pre-clinical and early clinical operations are in Montreal, Canada; Lincoln, USA; Phoenix, USA; Bothell, USA; Belfast, Northern Ireland; Zurich, Switzerland; Lyon, France and Taipei, Taiwan.  These facilities include clinic locations and laboratories, as well as other development facilities.

Management of late-stage clinical trials on behalf of clients is conducted globally. Significant clinical offices include King of Prussia, USA; Irvine, USA; Paris, France and Winnersh, United Kingdom, along with smaller offices in a number of other countries.  In addition, the Company has central laboratory locations in Toronto, Canada; Neptune, USA; Baillet, France; Beijing, China and Singapore.

MDS Pharma Services is dependent on staff with highly specialized skills.  Individuals with requisite the credentials are recruited on a global basis.  Globally, approximately 3,400 employees work in MDS Pharma Services.

Strategy

MDS Pharma Services is currently one of the leading CROs in the world.  Management expects to continue to expand its global capabilities through organic growth and through acquisition while expanding profitability and enhancing the ability to serve customers through LeanSigma and other operational improvements. The acquisition strategy of the Company is to focus on targets that extend leadership in key fields and build on existing strengths in order to enhance the services we offer our customers.  Acquisitions may add capabilities, scale or geographic reach in our key lines of business.  Where operations do not meet the Company's expected returns, or they do not fit with the strategic markets in which the Company has chosen to compete, MDS has sought to divest these businesses.  During 2006, MDS sold or closed a number of smaller, non-strategic lines of business.

Competition

The growth of the pharmaceutical research services industry has been dependent on the increase in outsourcing by pharmaceutical and biotechnology companies. The market has experienced high growth rates and has become highly competitive. Competition for individual research contracts often includes in-house research departments of pharmaceutical and biotechnology companies, as well as universities, teaching hospitals, and other CROs. Industry consolidation and globalization have affected pharmaceutical companies as well as CROs resulting in the use of fewer, larger CROs.  The Company believes that outsourcing will continue to grow as an economically attractive alternative to in-house research.

Companies active in this industry, including MDS, may improve their competitive position by building scale, which enhances the ability to service clients with consistent global quality in their preferred location or in a more timely fashion, and internal operating efficiencies, which translates into sound and predicable execution and opportunity to expand profitability.  In addition, we believe that our expertise and capabilities result in a unique offering that contributes to our competitive position.  MDS Pharma Services’ strength in Pharmacology, Phase I and Bioanalytical Sciences and its broad configuration, allows it to integrate its offerings under complete drug development programs to help biotech firms move their compounds through the development stages more rapidly by having one provider take compounds through multiple stages of development.

The majority of competitors have been focused primarily on later stages of the drug development process (Phase II-IV clinical research). Late-stage competitors include several multinational companies such as Quintiles Transnational Corp., Parexel International, Corp., PPD, Inc., and PharmaNet Development Group, Inc.  Early-stage (preclinical to Phase IIa) competitors include Covance, Inc. and Charles River Laboratories Inc. Some of the Company’s CRO competitors are significantly larger than MDS and may have greater financial and technical resources.

3.3	MDS Nordion

Through MDS Nordion, MDS is a world leader in medical isotopes for molecular imaging, development and manufacturing of radiotherapeutics and sterilization.  Exports of these materials to over 60 countries account for more than 95% of total sales by this business.

Industry Background

In molecular imaging, isotopes are used because of their ability to assist in diagnostic procedures such as single photon emission computed tomography (SPECT) and positron emission tomography (PET). When formulated with chemical compounds that are attracted to or accumulate in particular types of tissue, these isotopes can aid physicians in the identification and treatment of certain diseases. Certain other isotopes can be used to deliver direct radiation therapy to cancerous cells using the same principles of targeted therapy.

Entry into both the molecular imaging and sterilization businesses require significant capital investment, extensive process development and access to limited supplies of raw materials. The manufacture of raw isotopes is dependent upon the availability of capacity in acceptable types of nuclear reactors and cyclotrons. Processing facilities such as those operated by MDS are centralized, capital intensive, and expensive to operate. In addition, due to the nature of the materials handled by the facilities, government and environmental regulation are significant factors in the business.

Processing raw isotopes into a form suitable for the intended use is highly complex. Many isotopes used for molecular imaging have a limited half-life. This imposes constraints on the manufacturing process and the logistics procedures needed to deliver refined product to an end-user. Security of supply is a key customer concern due to the short lifespan of the products; hence, efficient and safe transportation systems are vital components of the business. The logistics system at MDS can process isotopes, deliver them to manufacturers and then on to hospitals or treatment centres within only a few days.

Molecular imaging is a growing market. Aging populations worldwide are expected to increase demand for the procedures which medical isotopes make possible. In addition, considerable research is underway to identify new uses for existing isotopes.

Sterilization of medical products is a relatively mature industry with 4%-7% market growth. Alternate applications for this technology are continuously under investigation. The United States Food and Drug Administration (FDA) has approved the use of irradiation for microbial control of pathogens (e.g.: E.coli) and as a quarantine treatment for fruit and vegetables to eliminate agricultural pests. To date, the commercial use of irradiation has largely been limited to spices, some red meat, poultry and certain fresh fruits and vegetables.

Overview of Business

MDS manufactures, processes and repackages isotopes to produce products that include:

➢	medical isotopes that are used alone or coupled to target molecules for use in clinical research, diagnosis of cardiac function and other diseases and treatment of diseases such as cancer;

➢	medical isotopes for the treatment of cancer; and

➢	industrial isotopes for the sterilization of disposable medical products and for treating food.

In addition, the Company manufactures and sells products and equipment, such as large scale production irradiators, for the sterilization of disposable medical products and food.

MDS is the world's principal supplier of Cobalt-60 (Co60). The majority of raw Co60 material is produced under long-term supply contracts with nuclear power suppliers such as Bruce Power, Quebec Hydro, Ontario Power Generation and Rosenergoatom (the utility operator responsible for Russia’s nuclear power plants). MDS further processes the raw Co60 into a finished form for commercial use at its Ottawa, Canada facilities. The resulting processed material, or gamma source, is delivered to customers using approved transport containers and procedures. Customers include major sterilization contractors, as well as large medical product manufacturers who maintain their own in-house sterilization facility.

MDS also markets related equipment and services such as industrial scale irradiators.  Delivery or construction of this equipment is usually accompanied by an initial shipment (“loading”) of a gamma source. Resupply or replenishment of the gamma source is required from time to time as the radioactivity level of the initial loading declines over time at a rate of approximately 12% per year.

Isotopes used for molecular imaging are handled and processed in much smaller quantities than those used for industrial irradiation. MDS purchases reactor-produced isotopes, principally fromAECL, such as Molybdenum-99 (Mo99), Iodine-131 (I131), Iodine-125 (I125) and Xenon-133 (Xe133) in an unfinished, non-purified form, and transports them to its own facilities in Ottawa, Canada for further processing. MDS also manufactures cyclotron-produced isotopes such as Iodine-123 (I123), Thallium-201 (Tl201), Palladium-103 (Pd103) and Yttrium-90 (Y90) at its facilities in Vancouver, Canada and Fleurus, Belgium, and refines these materials in its adjacent processing facilities. In addition, MDS also has a joint venture with the University of Liege in Belgium to manufacture and distribute an isotope used in PET imaging.

The purified forms of these isotopes are incorporated by pharmaceutical companies into radiopharmaceuticals used to diagnose and treat numerous serious disease states, such as coronary artery disease and cancer. Mo99 decays into Technetium-99 (Tc99m), which is the most widely used diagnostic isotope in the world. Approximately18 million scans are performed each year and 80% use a Tc99m radiopharmaceutical. This number is expected to grow as the population in developed countries ages and as the use of molecular imaging in the management of coronary artery disease expands. MDS is the world’s leading supplier of Mo99.

NRU and MAPLE Facilities

The Company’s principal source of Mo99 is the existing NRU reactor located in Chalk River, Canada, which is owned and operated by AECL.  To provide greater security for the future supply of Mo99 and other reactor-produced radioisotopes commonly used in nuclear medicine, MDS contracted with AECL in 1996 for the construction and operation of two dedicated reactors and a processing facility (Facilities) to produce such isotopes. Under the original agreement, MDS would have owned the reactors and, once completed, AECL would have operated them on a fee per service basis for MDS.

As a result of construction deficiencies, cost overruns and other technical regulatory issues, completion of the Facilities has been delayed significantly. The deficiencies, regulatory issues, significant delays, and cost overruns led to a dispute between the Company and AECL.  Both MDS and AECL agreed to a mediation process to resolve the dispute and a mediator was appointed in February of 2005.

The mediation process between the parties was successful and in early 2006 the Company entered into an agreement with AECL related to the MAPLE Project.  The agreement reached with AECL provides the basis for a productive ongoing relationship and enables AECL to move forward to successfully complete the project.  Under the Agreement, ownership of the Facilities was transferred to AECL, along with certain associated inventories, for C$25 million in cash, a non-interest bearing note due over four years beginning in 2008, and a 40-year supply agreement containing terms that are similar to those contained in the existing supply agreement with AECL related to the NRU reactor.

Since AECL has now assumed full ownership of the Facilities, they are responsible for capital costs associated with completing the project and commissioning the reactors for future operating costs.  MDS has retained a commitment to assist AECL to defray the costs of any material and unusual regulatory changes, should such a change occur during the life of the supply agreement.  This commitment extends to cover any changes required by international agreements or treaties related to the procurement of highly enriched uranium in the reactors.  The Company has also retained certain legal rights in the event that the Facilities have not met certain performance criteria by October 31, 2008, including regulatory approvals and operating requirements.

Final completion and commissioning of the Facilities will entail an extended regulatory and quality control review process for our customers, including steps to determine that the products produced in the new facility meet the same quality standards as those produced in NRU.

The new Facilities, once operational, should enable MDS to provide its customers with a stable and secure supply of key medical isotopes and strengthen MDS’s competitive position in medical isotope supply, as they are the only reactors dedicated solely to medical isotope production. All other reactors engaged in medical isotope production are multipurpose reactors. Our current agreement with AECL, as well as limited back-up supply arrangements, are intended to provide a secure supply of isotopes to our customers.

In August 2006 the Canadian Nuclear Safety Commission (CNSC) granted a new operating license for the Chalk River facilities that extends to October 31, 2011.  Continued sourcing from the NRU reactor is intended to provide a stable and secure supply of these key isotopes while the new Facilities are being completed.

Facilities that are able to handle and process isotopes in the manufacture of radiopharmaceuticals are complex and strictly regulated. MDS has added an 80,000 square foot manufacturing facility at its Ottawa, Canada site that is utilized on a partnership basis in the development, and later, the direct manufacture of radiotherapeutics. Examples include ZEVALIN® and BEXXAR® Both products are based on monoclonal antibodies and are used to treat non-Hodgkin’s Lymphoma (NHL). ZEVALIN uses Y90 as the active agent while BEXXAR uses I131. Growth of development and manufacturing opportunities is expected, since drug manufacturers may not wish to incur the capital cost or regulatory delays associated with building their own facilities. MDS also manufactures and distributes radiation therapy equipment and Co60 is the radiation source for this equipment.

MDS Nordion is dependent on staff with specialized skills and knowledge necessary to operate a highly regulated processing facility for radioactive materials.  Some technical and production employees of MDS belong to the Public Service Alliance of Canada, a collective bargaining agent representing, among others, certain employees of the Government of Canada. Certain other employees belong to the Communications, Energy and Paperworkers Union of Canada. Labour relations are judged to be good with both unions.  Globally, MDS Nordion employs approximately 760 people.

Strategy

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

Security of supply is a significant objective for the majority of the Company’s customers. The Company has developed a strong supply and logistics network to meet these demands. Currentactivity and investment by AECL in the NRU and the MAPLE Facilities, are intended to solidify the Company’s position as a reliable source of supply. In addition, the Company is developing new and complementary lines of business based on its expertise with isotopes. For example, the cancer treatment market is expected to develop rapidly over the next several years, particularly in emerging economies. Many of these countries are now able to afford modern cancer therapies and are expected to make significant investments in this technology as their healthcare systems develop.

Competition

There are significant capital and logistics investments required to successfully compete in the molecular imaging market, making the Company’s established position a competitive advantage.  Since Mo99 is the most significant isotope on world markets, the majority of competition faced by the Company is in this product. Major competitors are Institute National des Radioelements (IRE) of Belgium, the NTP Radioisotopes (Pty) Ltd. (a wholly owned subsidiary of Nuclear Energy Corporation of South Africa) and the Nuclear Research and Consultancy Group of the Netherlands.

Competition in the sterilization market is different from the medical isotopes market due to the substantially different half-life of the products. Co60 is often bought and sold in large quantities and can be produced by any of several nuclear power reactors around the world. While delivery and logistics expertise remains an MDS advantage, the most significant competition in the sterilization market and Co60 supply comes from Reviss Services Ltd. which acquires cobalt from Russian sources. Competition for sterilization spending also comes from alternative technologies, the most significant of which are Ethylene Oxide (EtO) and electron-beam. The Company believes that gamma-based sterilization technologies continue to enjoy advantages over these competitive technologies in some applications. In addition, there is a significant installed base of industrial irradiators that should ensure that gamma irradiation remains a key technology in this market.

Isotopes used for sterilization tend to be somewhat more cyclical, due primarily to the length of time required to convert Cobalt-59 (Co59) into Co60 and the limited number of facilities in which this can be done economically.  During 2007, the Company took steps to increase its supply of cobalt, signing an extension to its 2005 long-term contract with Rosenergoatom.  This 17-year extension should provide for a 30% increased supply of Co60 to MDS Nordion by 2016.

             3.4            MDS Analytical Technologies

MDS provides life sciences tools through its MDS Analytical Technologies business unit.  This business unit consists of two highly recognized brands, Sciex and Molecular Devices (MDC).  Sciex designs and manufactures high-end mass spectrometers and MDC designs, manufactures and markets high-performance bioanalytical measurement systems.

Industry Background

In recent years, research in the life sciences industry has accelerated.  This expansion of research activity has yielded discoveries that are currently fuelling a revolution in our understanding of human health and disease. With a better understanding of biology at the level of genes, proteins and cells, researchers hope to discover the underlying causes of human disease and determine ways to treat them.

Drugs typically fight illness by binding to proteins, known as “targets”, and modify their behaviour to reduce their disease-causing effects.  Once a protein’s link to a disease is understood, the task of finding a drug that acts on the protein and treats the disease is undertaken primarily by pharmaceutical and biotechnology companies.  Drug manufacturers typically own libraries of potential drug candidates comprising hundreds of thousands, or even millions, of chemical compounds from which they screen against known targets.  As life sciences research continues to unveil new targets, the task of screening large libraries of compounds against these targets represents both a great opportunity and a technological challenge for pharmaceutical and biotechnology companies.

Drug compounds that progress and become potential drug candidates for in-man use are rigorously tested, among other factors, for safety, absorption, distribution, metabolism and excretion (ADME), efficacy and pharmacokinetics.  High sensitivity as well as high resolution instruments are necessary to quantify and analyze the physical and biological properties of substances and metabolites.

In the race to develop new and improved drugs to treat diseases, our customers are constantly looking for the latest in instruments, software, consumables and services to increase productivity and provide high-quality data that enables decision-making in the high-cost drug discovery and development process.

Overview of Business

MDS first entered the analytical instruments industry in 1981 with the acquisition of Sciex, and in 1988 introduced the first liquid chromatography mass spectrometer for use on organic compounds to take advantage of the significant opportunities that exist in drug discovery and pharmaceutical research services outsourcing for drug development companies.

To strengthen its leadership position as one of the top global providers of life sciences solutions, MDS acquired MDC in 2007.   MDC brings to MDS a portfolio of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing.  MDC’S flagship product lines such as SpectraMax® and FLIPR® are considered industry standard instruments in liquid handling and high throughput screening respectively.

MDS supplies the life sciences industry with high-sensitivity mass spectrometers under the Sciex brand name.  Sciex mass spectrometers are marketed through partnerships with Applied Biosystems (Canada) Limited (Applied Biosystems) and PerkinElmer Canada Inc. (PerkinElmer) to a global customer base; sales outside of Canada account for more than 95% of revenues from MDS’s Sciex products.  Total revenues earned from these partnerships during 2007 were $205 million.  For both partnerships, MDS Analytical Technologies is responsible for manufacturing and has primary responsibility for research and development. The Company’s partners are responsible for marketing, sales and service. The partnerships are structured so that each partner shares equally in the full profit margin generated once a piece of equipment is sold to an end-user.

MDS has been a major innovator of technologically sophisticated mass spectrometry instrumentation.  In each of its product lines, MDS has been a pioneer. Accomplishments include the introduction of the first triple-quad mass spectrometers, inductively coupled plasma massspectrometers, and techniques for detecting ultra-trace amounts of small or large molecules by atmospheric pressure ionization (electrospray).  Most of these products have evolved through multiple generations and continue to hold significant shares of their market segments.

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

MDS Analytical Technologies and its partner Applied Biosystems are the market leader in high-sensitivity LC/MS equipment and have consistently delivered technological innovation within this industry. This innovation is a result of significant research and development spending each year.

A smaller portion of the Company’s mass spectrometry market is outside of the pharmaceutical industry and relies on similar equipment for the detection of inorganic compounds. For this group of customers, the Company produces the ELAN® Inductively Coupled Plasma Mass Spectrometer (ICP/MS) that provides high sensitivity with extremely high specificity for a wide range of elements in the analysis of a single sample. The range of market areas that are addressed with the ELAN® is broad and includes environmental monitoring (drinking and wastewater analysis), toxicology (role of trace metals in human disorders), semiconductors (trace impurities), and the nuclear industry (impurities in uranium). These machines are marketed on a worldwide basis through a partnership with PerkinElmer.

The following table summarizes the mass spectrometers offered by the Applied Biosystems/MDS Analytical Technologies and PerkinElmer Sciex Instruments joint ventures
Instrument Name	Joint Venture Partner
API 5000™ LC/MS/MS System	Applied Biosystems
API 4000™ LC/MS/MS System	Applied Biosystems
API 3200™ LC/MS/MS System	Applied Biosystems
API 2000™ LC/MS/MS System	Applied Biosystems
QSTAR® Elite LC/MS/MS System	Applied Biosystems
QSTAR® XL Hybrid LC/MS/MS System	Applied Biosystems
4000 Q TRAP® LC/MS/MS System	Applied Biosystems
3200 Q TRAP® LC/MS/MS System	Applied Biosystems
4800 MALDI TOF/TOF™ Analyzer	Applied Biosystems
ELAN® DRC II ICP-MS System	PerkinElmer
ELAN® DRC-e ICP-MS System	PerkinElmer
ELAN® 9000 ICP-MS System	PerkinElmer

MDS also offers a full range of high-performance bioanalytical tools including automated systems for pharmaceutical screening and a variety of general-purpose research instruments under the MDC brand, which are grouped into two families; bioresearch and drug discovery.

Bioresearch products include: microplate detection products, GenePix®, MetaMorph®, Laser Capture Microdissection, Cellular Neurosciences, Liquid Handling and Threshold® product lines.  Our microplate detection products consist of the SpectraMax® and FlexStation® lines of advanced microplate readers; they address the increasing need for the acquisition and processing of large quantities of biochemical and biological data.  The GenePix® family of products is a complete line of instruments and software for analyzing Microarrays, which enable the high-throughput identification of large number of genes. Our laser capture microdissection products help researchers to visualize and extract individual cells or groups of cells from tissue samples with minimal damage.  For cellular neurosciences research, the Company offers a range of products for voltage recording, current and voltage clamping and patch clamping. As well, our liquid handling systems offer a complete line of state-of-the–art microplate washers and other related tools, including cell harvesters, to the bioresearch product family.  The Threshold® system emerged from a need by biopharmaceutical companies for more sensitive and reproducible methods to detect contaminants in biopharmaceuticals during the manufacturing and quality control process.

Our drug discovery products are used to screen large numbers of chemical compounds to assess their effects on disease targets.  Drug discovery products include: FLIPR® system and reagent kits, automated electrophysiology systems, high-throughput imaging systems and the Analyst system and reagent kits.  Since its introduction in 1995, the FLIPR system has become the industry standard for the automated testing of compounds in live cells.  FLIPR instrumentation is complemented by FLIPR reagent kits, which use a proprietary technology to reduce the number of steps involved in live cell testing.  Automated electrophysiology products are automated systems that obtain the same high-quality information from cells as conventional patch clamping, but at a much faster rate and requiring far less operator skill.  To efficiently visualize cellular events, our high-throughput imaging systems provide automation of image capture and analysis to allow tens of thousands of microscopic cellular assays to be performed in a single day.  The Analyst family of products provides industry-leading flexibility and throughput for a wide range of biochemical assays.

MDC also provides services to its installed base of customers on both a contract and time and materials basis as well as a variety of post-warranty contract options for all instrument offerings.

MDS Analytical Technologies’ business is dependent on a staff with highly specialized skills and knowledge in various branches of physics, chemistry and biology. Individuals with the requisite credentials are recruited on a global basis and their knowledge is further developed by in-house training.  Over 1,200 people work at MDS Analytical Technologies globally.

Strategy

The Company’s strategy is to be the leading global provider of top-of-line life sciences research and analysis solutions, with a particular focus on the application of this technology within the drug discovery and development process.

MDS Analytical Technologies’ products are designed to outperform competitive products based on sensitivity and speed.  We invest in research and development to continually fuel our pipeline of new innovative products to help accelerate the complex process of discovering and developing new drug compounds.  Expertise in engineering, molecular and cell biology and chemistry contributes to the recognition of strong brands.

MDS Analytical Technologies’ products are sold into global markets.  The Sciex brand products are also sold globally but through our partnerships with Applied Biosystems and PerkinElmer. The current key markets are the US, Western Europe and Japan, reflecting the sophistication of the drug development industry in each of those areas.  The fastest growing global markets include China and India.

Competition

The Company’s principal competitors in the life sciences tools market include Waters Corporation, Thermo Fisher Scientific, Inc., Bruker Daltonics, Inc., Agilent Technologies, Inc. and Invitrogen Corp., all of which operate in the global market.  Competition includes other manufacturers selling similar technology and also companies that sell competing but different technologies for certain applications.

Since technological superiority is a key product differentiator, MDS Analytical Technologies, along with our partners, takes all necessary actions to protect and defend our intellectual property.  The Company owns numerous United States, Canadian and foreign patents and have patent applications pending in the United States, Canada and abroad.  In addition to our patent portfolio, we possess a wide array of unpatented proprietary technology and know-how.  We also own numerous United States, Canada and foreign trademarks and trade names for a variety of our product names, and have applications for the registration of trademarks and trade names pending in the United States, Canada and abroad.  We believe that patents and other proprietary rights are important to develop and maintain the competitive position of our business.

In 2006, MDS leased and built out a 10,000 square foot manufacturing facility in Singapore in an effort to improve the cost base of its instrumentation and materials and position the Company to take advantage of the increasing importance of the Asian market with respect to future sales growth.   To date, the manufacturing of three high volume mass spectrometer product lines have been transferred to Singapore and the site has been expanded to 20,000 square feet.

The majority of MDS Analytical Technologies’ infrastructure, manufacturing and research and development reside in North America: Concord, Canada and Sunnyvale, USA.  However, in addition to the Singapore facility the Company has manufacturing operations in Shanghai, China as well as a global network of sales offices throughout Europe, Asia and Latin America.

The operations of MDS Analytical Technologies to a certain degree have been and could be impacted by the cyclical nature of the pharmaceutical industry, the investment cycle in the biotech industry and the government regulation of environmental issues.

3.5	Diagnostics

Until 2006, the Company also operated in the healthcare industry primarily through its Canadian clinical laboratory operations, MDS Diagnostic Services.  The Canadian laboratory business was the largest operator of private sector clinical laboratories in Canada.  Services provided by the company included clinical laboratory testing for physicians and non-hospital healthcare institutions, management of hospital laboratories under contract and other support services for clinical diagnostics.

The Canadian diagnostics business was determined not to be consistent with the Company’s strategic focus and was sold to Borealis Investment Management.  This transaction was completed on February 26, 2007 as disclosed under “2.4.3 – Divestitures and Discontinuances”.

3.6	Significant Investees

3.6.1                       Lumira Capital Corp. (formerly MDS Capital Corp.)

Lumira Capital Corp., in which MDS has a 45% interest, is a venture capital and fund management company focused on the healthcare and life sciences industry.  Lumira Capital Corp. earns management fees from the management of investment funds, including incentive fees based on the overall success of the funds.  In 2006, Lumira Capital Corp. sold its retail funds management business.

3.7	Principal Facilities

The following were the principal operating facilities of the Company as at October 31, 2007:

Location of Facility	Type of Facility	Owned/ Leased	Business Unit	Approx. Sq. Footage
Ottawa, Canada	Manufacturing Plant	Owned	MDS Nordion	483,300
Montreal, Canada	Research Laboratory and Clinical Trials Facility	Leased	MDS Pharma Services	321,500
Concord, Canada	Manufacturing Plant	Owned	MDS Analytical Technologies	147,500
Lyon, France	Research Facility	Owned	MDS Pharma Services	134,200
Lincoln, USA	Clinical Trials Facility	Owned	MDS Pharma Services	130,200
Sunnyvale, USA	Manufacturing/Office	Leased	MDS Analytical Technologies	114,600
Tempe, USA	Clinical Trials Facility	Owned	MDS Pharma Services	104,500
Bothell, USA.	Research Laboratory	Leased	MDS Pharma Services	95,600
Mississauga, Canada	Corporate Offices	Leased	MDS Corporate	84,800
Union City, USA	Manufacturing /Office	Leased	MDS Analytical Technologies	76,200
Mississauga, Canada	Clinical Trials Facility	Leased	MDS Pharma Services	63,000
Vancouver, Canada	Manufacturing Plant	Leased	MDS Nordion	54,800
Phoenix, USA	Clinical Trials Facility	Owned	MDS Pharma Services	51,100
King of Prussia, USA	Corporate Office	Leased	MDS Pharma Services	47,100
Zurich, Switzerland	Clinical Trials Facility	Leased	MDS Pharma Services	40,200
Neptune, USA	Clinical Trials Facility	Leased	MDS Pharma Services	39,700
Taipei, Taiwan	Research Laboratory	Owned	MDS Pharma Services	39,500
Irvine, USA	Corporate Office	Leased	MDS Pharma Services	39,100
Paris, France	Clinical Trials Facility	Leased	MDS Pharma Services	37,600
Fleurus, Belgium	Manufacturing Plant	Leased	MDS Nordion	36,200
Hamburg, Germany	Clinical Trials Facility	Leased	MDS Pharma Services	30,500
Belfast, N. Ireland	Clinical Trials Facility	Owned	MDS Pharma Services	28,500
Downingtown, USA	R&D	Leased	MDS Analytical Technologies	27,900
Baillet, France	Clinical Trials Facility	Leased	MDS Pharma Services	26,400
Beijing,China	Clinical Trials Facility	Leased	MDS Pharma Services	24,200
Baillet, France	Clinical Trials Facility	Owned	MDS Pharma Services	23,091
Singapore	Manufacturing Plant	Leased	MDS Analytical Technologies	20,000
Shanghai, China	Manufacturing	Leased	MDS Analytical Technologies	18,900
Winnersh, UK	Office	Leased	MDS Analytical Technologies	14,000
Blackhorse, USA	Clinical Trials Facility	Leased	MDS Pharma Services	13,500
Mississauga, Canada	Corporate Head Offices	Leased	Corporate	13,400
Winnersh, UK	Clinical Trials Facility	Leased	MDS Pharma Services	12,500

3.8	Research and Development

The Company carries on various research and development (R&D) programs largely focused on product development at MDS Analytical Technologies and to a lesser extent at MDS Nordion.  Accounting for R&D is described in Note 3 to the 2007 Financial Statements, which are incorporated by reference into this AIF.

3.9	Environmental Compliance

The Company has established a series of policies to facilitate compliance with applicable environmental laws and regulations.  The policies require that business units conduct regular environmental assessments of company activities, establish remedial and contingency plans to deal with any incidents, and establish processes to report to senior corporate management and to the Board through the Environment, Health & Safety Committee of the Board on the environmental status of the Company and its subsidiaries.  MDS uses an independent third party environmental auditing firm to conduct regular regulatory audits of MDS operations.  MDS believes its approach to environmental compliance meets the regulated requirements and it is not expected that this policy will have a significant impact on capital expenditures, consolidated earnings, or our competitive position.

3.10	Other Business Matters

3.10.1                       Risk Factors

The businesses in which MDS operates are subject to a number of risks and uncertainties discussed below and under the heading “Risks and Uncertainties” in the 2007 MD&A on pages 21 to 23. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations. If any such risks occur, the Company’s business, financial condition and results of operation could be materially adversely affected.

If we do not introduce new products in a timely manner, our products could become obsolete and our business, financial condition and results of operation would suffer.

We sell many of our products in industries characterized by rapid technological change, frequent new product and service introductions, and evolving industry standards. Without the timely introduction of new products and enhancements, our products could become technologically obsolete over time, in which case our business, financial condition and results of operation would suffer. Our new product offerings will not succeed if we are unable to:

•	accurately anticipate customer needs;

•	innovate and develop new technologies and applications;

•	successfully commercialize new technologies in a timely manner;

•	price our products competitively;

•	source, manufacture and deliver high quality products in sufficient volumes and on time; or

•	differentiate our product offerings from our competitors’ product offerings.

Developing new products may require significant investments before we can determine the commercial viability of the new product. If we fail to accurately anticipate our customers’ needs and future activities, we may invest heavily in research and development of products that do not become commercially viable.

In addition, some of our licensed technology is subject to contractual restrictions, limiting our ability to develop or commercialize products for some applications. For example, some of our license agreements are limited to the field of life sciences research, and exclude clinical diagnostics applications.

Changes in trends in the pharmaceutical and biotechnology industries could adversely affect our operating results.

Industry trends and economic and political factors that affect pharmaceutical and biotechnology companies and academic and government entities that sponsor clinical research, also affect our business. For example, the practice of many companies in these industries and government organizations has been to hire companies to conduct large development projects. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies.  Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, as well as by academic institutions, government laboratories or private foundations.  In addition, numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If future regulatory cost-containment efforts limit the profits that can be derived on new drugs, our clients might reduce their drug discovery and development spending, which could reduce our revenue and have a material adverse effect on our results of operations.

Our business, financial condition, and results of operation could be subject to significant fluctuation, and we may not be able to adjust our operations to effectively address changes we do not anticipate.

We cannot reliably predict future sales and profitability. Changes in competitive, market and economic conditions may require us to adjust our operations, and we may not be able to make those adjustments or to make them quickly enough to adapt to changing conditions. A high proportion of our costs are fixed and thus, small declines in sales could disproportionately affect our business, financial condition, and results of operation in any particular quarter. Factors that may negatively affect our quarterly sales and operating results include:

•	lack of demand for, or market acceptance of, our products;

•	competitive pressures resulting in lower selling prices;

•	adverse changes in the level of economic activity in regions in which we do business;

•	adverse changes in industries on which we are dependent, such as the pharmaceutical and biomedical industries;

•	changes in the portions of our sales represented by our various products and customers;

•	delays or problems in the introduction of new products;

•	our competitors’ announcement or introduction of new products, services or technological innovations;

•	increased costs of raw materials or supplies;

•	delays or problems sourcing product inputs, especially in circumstances where there are limited suppliers; or

•	changes in the volume or timing of product orders.

We may not be able to successfully execute acquisitions or license technologies, integrate acquired businesses or licensed technologies into our existing business, or make acquired businesses or licensed technologies profitable.

We may be unable to complete the acquisition of promising business acquisitions or license technologies for many reasons, including:

•	competition among buyers and licensees,

•	the need for regulatory and other approvals,

•	our inability to raise capital to fund these acquisitions,

•	the high valuations of businesses and technologies, or

•	restrictions in the instruments governing our indebtedness, our Senior Unsecured Notes and our credit facility.

In addition, any business we may seek to acquire or technology we may seek to license may be unprofitable.  Accordingly, the earnings or losses of any such business that is acquired or technology that is licensed may dilute our earnings.  We may also encounter other difficulties in integrating acquired businesses or licensed technologies into our existing operations, such as incompatible management, difference in information or other systems or cultural differences.

We may not be able to successfully obtain financing to fund potential acquisitions

Our rate of growth may be limited by the pricing and availability of any proposed acquisition target and other factors not within our control.  To finance our acquisitions, we may have to raise additional funds, either through public or private financings.  If we are unable to obtain such funding or can do so only on terms unacceptable to us, we may miss opportunities to grow.

If we are unable to renew our licenses or otherwise lose our licensed rights, we may have to stop selling products or we may lose a competitive advantage.

If we lose the rights to a patented or other proprietary technology, we may be forced to stop selling products incorporating that technology and possibly other products.  We may need toredesign our products, thereby losing a competitive advantage. Competitors could in-license technologies that we fail to license and erode our market share.

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

We encounter aggressive competition from numerous competitors in many areas of our businesses.  The basis of this competition includes, but is not limited to, the following:

•	reputation for on-time quality performance and regulatory compliance;

•	expertise and experience in specific areas;

•	scope of service offerings;

•	strengths in various geographic markets;

•	price;

•	technological expertise and efficient drug development processes;

•	quality of facilities;

•	ability to acquire, process, analyze and report data in an accurate manner;

•	ability to manage large-scale clinical trials both domestically and internationally;

•	expertise and experience in market access services; or

•	size.

If we do not compete effectively our business will be harmed.  In addition, we anticipate that we may also have to adjust the prices of many of our products to stay competitive.

Changes in governmental regulations may reduce demand for our products or services or increase our expenses.

We compete in markets in which we, or our customers, must comply with federal, state, local, and foreign regulations, such as environmental, health and safety, and food and drug regulations. Because of the high cost to develop, configure, and market our products to meet customer needs created by these regulations, any significant change in these regulations could reduce demand for our products or services or increase our costs of producing these products.

Healthcare reform and changes to government policies related to healthcare spending may reduce demand for our products and services or the prices we are able to charge.

If government reimbursement policies were changed, it could have a significant impact on spending decisions of certain of our customers.  In recent years the United States Congress and US state legislatures have considered various types of health care reform in order to control growing health care costs.  Similar reform movements have occurred in Europe and Asia.  Implementation of healthcare reform legislation containing costs could limit the profits that can be made from the development of new drugs.  This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to us both in the United States and abroad.

Patent protection for our proprietary products, processes, and technologies may be difficult and expensive and may not result in sufficient protection for our technology.

We have applied or intend to apply for additional patents to cover our newest products. We may not obtain issued patents from any pending or future patent applications owned by or licensed to us. Of the US and foreign patents we currently hold, the claims allowed may not be broad enough to protect our technology.  In addition, competitors may design around our technology or develop competing technologies.  Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for some of our competitors to capture increased market position.

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

We may incur significant expense in any legal proceedings to protect our proprietary rights or to defend infringement claims by third parties. In addition, claims of third parties against us could result in awards of substantial damages or court orders that could effectively prevent us from manufacturing, using, importing or selling our products in the United States or in any other country and could, depending on the quantum of damages awarded, have a significant adverse affect on our financial results.

Our results of operations will be adversely affected if we fail to realize the full value of our intangible assets.

As of October 31, 2007, our total assets included approximately $583 million of net intangible assets. Net intangible assets consist principally of the value of the long-term isotope supply agreement, acquired technology, brands and licenses, net of accumulated amortization. We test these items on an annual basis for potential impairment by comparing the carrying value to the fair market value of the reporting unit to which they are assigned.

Adverse changes in our business or the failure to grow our life sciences businesses may result in impairment of our intangible assets, which could adversely affect our results of operations.

Restrictions in our Senior Unsecured Notes and bank credit facilities and other debt instruments may limit our activities.

Our Senior Unsecured Notes issued in fiscal 2003 as well as our credit facility contain restrictive covenants limiting our ability to engage in certain activities.  The note purchase agreement governing our Senior Unsecured Notes includes restrictions on our ability and the ability of our subsidiaries to:

•	pay dividends on, redeem or repurchase our shares(see Section 4.2 – Dividends);

•	sell assets;

•	incur obligations that restrict the ability of our subsidiaries to pay dividends or other amounts to us;

•	guarantee or secure indebtedness;

•	enter into transactions with affiliates; or

•	consolidate, merge, or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

We are also required to meet specified financial ratios under the terms of the note purchase agreement relating to our Senior Unsecured Notes. Our failure to comply with these financial restrictions may result in an event of default under the note purchase agreement, which could result in acceleration of our indebtedness under our Senior Unsecured Notes and require us to prepay our Senior Unsecured Notes before their scheduled due date. Future debt instruments to which we may become subject could also contain similar provisions.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

Certain Company sites employ personnel subject to collective bargaining agreements.  If we are unable to negotiate acceptable agreements with the association(s) representing our employees upon expiration of existing contracts, we could experience strikes or work stoppages.  Even if we are successful in negotiating new agreements, the new agreements could call for higher wages or benefits paid to members, which would increase our operating costs and could adversely affect profitability.

The carrying value of our venture capital investments could be in excess of fair value due to market conditions

We have certain venture capital investments in biotechnology companies.  We monitor our investees’ capacity to raise and spend funds and to develop a commercial market for their products and services as well as their regulatory approval experience.  We initially record investments on our books at cost and adjust these values to fair value, when available, by a change to other comprehensive income.  There exists a risk that the carrying value of suchinvestments could be in excess of fair value due to market conditions and this could result in provisions related to these investments.

We are subject to a number of market risks.

We are exposed to market risks, relating to both foreign exchange rates and interest rates. We briefly describe several of the market risks we face below.

Foreign Exchange Risk

As a global company, we are exposed to changes in foreign exchange rates including, but not limited to, the following:

•
Because a significant portion of costs from our Canadian-based operations are denominated in Canadian dollars, volatility in exchange rates can have a material impact on our financial results. Costs incurred in foreign currencies, when translated into United States dollars for financial reporting purposes, can fluctuate due to exchange rate movements.

•
Our foreign subsidiaries, on occasion, invoice third-party customers in foreign currencies other than the functional currency in which they primarily conduct business. Movements in the invoiced currency, as compared to the functional currency can result in either realized or unrealized transaction losses that directly impact our cash flows and our results of operations.

•
Our manufacturing and distribution organization is multinational in nature resulting in a variety of intercompany transactions that are billed and paid in many different currencies. Our cash flows and our results of operations are therefore directly impacted by volatility in these currencies.

•
The cash flow needs of each of our foreign subsidiaries vary over time. Accordingly, there may be times when a subsidiary is on the receiving side or the lending side of a short-term advance from either us or another of our subsidiaries. These advances, being denominated in currencies other than a particular entity’s functional currency, can expose us to volatility in exchange rates that can adversely impact both our cash flows and results of operations.

•
In order to repay debt or take advantage of tax saving opportunities, we may remit cash from our foreign locations to Canada. When this occurs, we are liquidating foreign currency net asset positions and converting them into Canadian or US dollars. Our cash flows and our results of operations may therefore be adversely impacted by these transactions.

Interest Rate Risk

Our Senior Unsecured Notes bear interest at fixed rates between 5.15% and 6.19% per annum and have various terms between five and twelve years.  At October 31, 2007, one quarter of our Senior Unsecured Notes is subject to floating rates as a result of interest rate swap agreements that we entered into.  Interest rate volatility can have a direct impact on both our short-term cash flows and earnings.

Our insurance coverage may not be adequate in all circumstances and there can be no assurance that such coverage will continue to be available at rates and on terms acceptable to the Company.

We maintain a global liability insurance policy covering all of our operating units.  The policy provides coverage for normal operating risks and includes liability coverage of up to C$35 million for MDS Analytical Technologies and C$100 million for MDS Pharma Services and MDS Nordion.  We also maintain a global policy covering property and business interruption risks with a total insured value of C$1.8 billion and directors’ and officers’ insurance having a limit of $120 million.  There is no certainty that the amount of coverage is adequate to protect us in all circumstances or that we will be able to acquire such insurance on an ongoing basis at rates acceptable to us.

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation.

Material litigation that is not covered by our insurance policies could have a material adverse impact on our results and our financial position.

Our operations may be subject to review by drug approval authorities and the outcome of any such review could lead to corrective action by the Company.

Our facilities devoted to pharmaceutical development are subject to regular inspection by the FDA, Health Canada and other foreign regulatory agencies.  Our customers also are subject to periodic review by drug approval authorities, principally the FDA in the United States.  In addition, the terms of a typical CRO contract provide that our customers can request that our facilities be subjected to the same levels of review by the authorities.  Our clinical laboratories are subject to significant government regulation.  In Canada, all laboratories are subject to periodic government inspection and proficiency testing by government agencies.

Our failure, or any of our customers' failure, to pass an inspection conducted by the FDA, Health Canada or any other regulatory body could result in disciplinary action leading to increased cost and/or reduced customer demand that would have a material adverse affect on our business, financial condition or results of operation.

Our operations might be affected if there was a disruption to air or ground transportation

Our business relies heavily on both air and ground transportation, including the highly regulated, time sensitive transport of isotopes.  Any material disruption to air or ground transportation systems could have a material adverse effect on our business.  Contingency plans might not be effective or sufficient to avert such material adverse effect.

Our business depends on the continued and uninterrupted performance of our information technology systems and the communication systems that support those systems, including the Internet.

Our business depends, in part, on the continued and uninterrupted performance of our information technology systems.  Sustained system failures or interruptions could disrupt our ability to perform many of the functions that are critical to our business, including transportationof our medical isotopes, reporting clinical test results, processing laboratory requisitions and timely billings.  Our business, results of operations and financial condition could be adversely affected by a system failure.

Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, and natural disasters.  Additionally, unanticipated problems affecting our systems could cause interruption in our information technology systems.  Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our information technology systems.

We are subject to a number of risks due to the fact that we carry on business in several countries.

Our operations are subject to the risks of carrying on business in several countries in North America, Europe, Asia and Latin America.  Accordingly, our future results of operations could be adversely affected by a variety of factors including, but not limited to:

•	changes in a country’s or region’s political or economic conditions, particularly in developing or emerging markets;

•	possible restrictions on the transfer of funds;

•	longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

•	trade protection measures and import or export licensing requirements;

•	differing tax laws and changes in those laws including investment tax credits, or changes in the countries in which we are subject to tax;

•	differing cultural and business practices associated with foreign operations;

•	difficulty in staffing and managing widespread operations;

•	differing labor laws, including being subject to certain European regulations relating to work counsels and changes in those laws;

•	differing protection of intellectual property and changes in that protection; or

•	differing regulatory requirements and changes in those requirements.

We are dependent upon the services of key personnel.

Our success depends, to a significant extent, upon the continued service of our executive officers and key management and technical personnel, particularly our scientific and technical staff, and our ability to continue to attract, retain and motivate qualified personnel.  The competition for these employees is intense.  The loss of the services of one or more of our key personnel could have a material adverse effect on our operating results.  The investment required to retain key staff, including ensuring that compensation packages are competitive, could have an impact onthe profitability of our business. We do not maintain any key person life insurance policy on any of our officers or employees.

If we are unable to attract suitable participants for our clinical trials, our business might suffer.

The clinical research studies we run rely upon the ready accessibility and willing participation of subjects.  Our Phase I clinical research activities could be adversely affected if we are unable to attract suitable and willing participants on a consistent basis.

Our cost of research could increase in the event certain tax credits were to become unavailable.

Research and development we conduct in Canada, both for our own account and for defined groups of arm’s length customers, is eligible for tax credits.  Elimination or significant reduction of these tax credits would have a material impact on the cost of our research and development which would have a material adverse effect on our business, financial condition, or results of operation.

Changes in the regulatory environment could adversely affect our business.

Future regulatory changes could impair our ability to offer the products and services we now provide.  Such regulatory changes could make the provision of these services too expensive to be attractive to clients, could hamper the delivery of products or services to clients, or could cause clients to reduce the amount of outsourcing they are prepared to do resulting in a material adverse effect on our business, financial condition, or results of operation.

Certain of our businesses are exposed to attention from special interest groups and are subject to related political risks.

Among our products and services are those that contain or require as raw materials, nuclear materials, and drug safety services.  From time to time, these have garnered negative attention from special interest groups and are therefore at risk of disruption as a result of such attention.  A significant disruption could have a material adverse effect on our business, financial condition, or results of operation.

Failure to gain FDA acceptance of Study Review could have a continuing material adverse effect on the financial results of MDS Pharma Services bioanalytical operations.

During 2004, 2006 and 2007, MDS Pharma Services received written communication from the FDA related to certain generic bioequivalence studies carried out at MDS Pharma Services’ bioanalytical laboratory facilities in Montreal, Canada.

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

In January 2007, the FDA issued statements that outlined steps that customers of our Montreal bioanalytical facilities would be required to take to resolve any outstanding issues.  The FDA directed sponsors of approved and pending generic drug submissions (ANDA) containing study data produced in these facilities during the period between January 2000 to December 2004 to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies: 1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility; or 3) independently audit original study results.  In addition, the FDA wrote to sponsors of innovator submissions and requested that they advise the FDA of any submissions containing data from those facilities from the affected period.  If our clients’ studies fail to gain FDA clearance it could impact our ability to attract and retain work and have a material adverse effect on the financial results of MDS Pharma Services bioanalytical operations

The terms of MDS Pharma Services’ contracts entitle clients to cancellation rights, which, if exercised, could adversely affect our business, financial condition, and results of operation.

A majority of the revenue earned by MDS Pharma Services’ business are under contracts which typically run several months for drug discovery through Phase I clinical trials and as much as several years for Phase III/IV clinical trials.  Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delays or if unexpected results are encountered at any stage of the development program.  The cancellation of contracts could have a material adverse effect on MDS Pharma Services’ business, financial condition and results of operation.

We could be subject to claims as a result of product failure in clinical trials testing.

During clinical trials testing, we will typically administer pharmaceutical products owned and developed by others to individuals acting as test subjects.  The terms of the contracts we enter into with the sponsor of the product vary and do not prevent individuals to whom the products have been administered from filing claims against us even though we may be indemnified in these circumstances.  Furthermore, the indemnity obligations established under these contracts are not secured and it is possible that the indemnifying party may not have the financial ability to meet its obligations to us in the case of an adverse event.

We could be subject to claims as a result of our administration of clinical trials.

In conducting the tests and other procedures that form a part of the clinical trials process, we may be subject to claims related to alleged negligence or misconduct pertaining to the services we perform.  These risks may also include the medical malpractice of medical personnel operating Phase I clinical facilities.  In addition, we could potentially be subject to claims for negligence or misconduct on the part of third-party investigators engaged by us on behalf of clients.

Certain of our products depend on the availability of the supply of key components.

A number of our products include materials for which there is a limited source of supply.  There can be no assurance that we will be able to continue to acquire the necessary materials at an acceptable price.  If we are unable to acquire the necessary materials at an acceptable price, it could have a material adverse effect on our business, financial condition and results of operation.

Labour disruptions within the companies that supply our isotopes could have a material adverse affect on our financial results.

We are dependent upon suppliers for our source of isotopes.  The majority of our isotope suppliers employ unionized personnel.  Any labour disruptions could have a material adverse effect on our business, financial condition, and results of operation.

We are dependent upon access to nuclear power reactors to install or remove cobalt and such access is dependent upon third parties.

We purchase Co59 as a commodity.  The processed Co59 is inserted into nuclear reactors for approximately 18 to 60 months to convert it to Co60.  Access to these nuclear reactors to either install or remove cobalt is determined based on the routine maintenance schedule for the reactor facility.  Any significant change in a maintenance schedule could have a material impact on the availability of Co60 in any given year which could have an adverse effect on our business, financial condition, and results of operation.

An interruption in the supply of reactor-produced isotopes could have a material adverse effect on our financial results.

As noted earlier, to provide greater security for the future supply of molybdenum-99 and other reactor-produced radioisotopes commonly used in nuclear medicine, we contracted with AECL for the construction and operation of two special purpose reactors and a processing facility to produce such isotopes.

Completion of the MAPLE project is currently seven years behind schedule and to date AECL has been unable to resolve certain technical and regulatory issues to the satisfaction of the CNSC.  At this time, we do not have sufficient reliable information from AECL to predict with any reasonable degree of accuracy if or when commercial production will commence from the MAPLE Facilities.

In the absence of the MAPLE Facilities, we depend upon the NRU reactor operated by AECL in Chalk River, Canada for the supply of a majority of our reactor-produced radioisotopes.  The NRU reactor is 50 years old.  In November and December 2007, the NRU reactor had an extended, unplanned shutdown related to a regulatory matter.  There is no assurance that the NRU reactor will not experience other planned or unplanned shutdowns.  Further prolonged planned or unplanned shutdowns would have an adverse effect on our business, financial condition, and results of operation which could be material.

Potential changes to the regulation of the export of medical isotopes could cause supply disruptions.

Certain purchased medical isotopes are produced in reactors and are by-products of the decay of the uranium fuel in the reactor.  AECL obtains the majority of its uranium from the United States.  The U.S. Department of Energy (DOE) strictly controls exports of highly-enriched uranium (HEU).  Delays in obtaining HEU could cause supply disruption for certain isotopes.  Currently the DOE must approve each shipment of HEU.  There is political pressure by the US Government on medical isotope manufacturers to convert to low-enriched uranium (LEU).  Any conversion to LEU, should such conversion become technologically, commercially andeconomically viable, could require significant additional capital investment to convert both reactors and related processing facilities and could impact the profitability and potential viability of our isotope business.

Operating licenses related to handling and storage of radioactive materials could be subject to cancellation by the CNSC under certain circumstances.

All of our facilities that handle or store radioactive materials are government regulated and inspected.  Failure to obtain future operating licenses could adversely affect our business, financial condition, or results of operation.

Our business, financial condition and results of operation would be harmed if our isotope processing facility suffered a business interruption or was shut down for any reason.

Our sole site for processing and delivery of reactor based isotopes in North America is located in Ottawa, Canada.  Any event including, a labor dispute, a natural disaster, fire, power outage, security, regulatory, public health or other issue that resulted in a prolonged business disruption or shutdown of this facility would have a material adverse affect on our business, financial condition or results of operation.

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

Some of the industries and markets into which we sell our products are cyclical.  Industry downturns are often characterized by reduced product demand, excess manufacturing capacity and erosion of average selling prices and profits.  Significant downturns in our customers’ markets and in general economic conditions could result, and have resulted in the past, in a reduced demand for several of our products, adversely affecting our business, financial condition and results of operation.

A portion of our business is carried on through partnerships with third parties.

Essentially all sales of Sciex products are made through partnerships with Applied Biosystems and PerkinElmer.  The relationships are governed by partnership agreements that define the rights and responsibilities of each party.  While each partnership is for a fixed term, both agreements extend automatically in the absence of any notice to terminate the agreements. Sciex focuses primarily on the development and manufacturing of analytical instruments while our partners focus primarily on marketing, sales, and service.  Failure by either partner to carry out its respective obligations could adversely affect Sciex’s business, financial condition, or results of operation.

3.10.2                       Legal Proceedings and Regulatory Actions

From time to time during the normal course of business, the Company becomes party to legal proceedings.  At the present time, the Company is not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to the Company and its subsidiaries on a consolidated basis. In addition, during the year, the Company was not subject to: any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; an penalties or sanctions imposed by a court or regulatory body that would be considered important by a reasonable investor; or any settlement agreements relating to securities legislation or with a securities regulatory authority.

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

3.10.4                       Transfer Agent and Registrar

The transfer agent of the Company is CIBC Mellon Trust Company, Toronto, Canada.

3.10.5                       Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect, deemed to be material:

(a)
The Note Purchase Agreement governing our Senior Unsecured Notes issued on December 18, 2002. The Senior Unsecured Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years, (See Section 2.4.1 – Capital Structure).

(b)	A C$500 million, five-year committed, revolving credit facility provided on July 14, 2005, (see Section 2.4.1 – Capital Structure).

(c)	Interim and Long-term Supply Agreement between Atomic Energy Canada Limited and MDS (Canada) Inc., (see Section 3.3 – MDS Nordion: MAPLE Facilities).

(d)	Asset purchase agreement between MDS Inc. and Borealis Infrastructure Management Inc., dated October 4, 2006, (See Section 2.4.3 – Divestitures and Discontinuances).

(e)
Agreement and plan of merger by and among: MDS Inc. Monument Acquisition Corp., and Molecular Devices Corporation, dated January 28, 2007, (see Section 2.4.2 – Acquisitions, and Section 3.4 – MDS Analytical Technologies: Overview of Business).

The terms of our Senior Unsecured Notes and credit facility are typical for debt instruments of this nature (see 3.10.1 - Risk Factors).

3.10.6                       Experts

The 2007 Financial Statements have been audited by Ernst & Young LLP, Box 251, 222 Bay Street, Toronto, Ontario, M5K 1J7. During fiscal 2007, MDS’s Audit Committee obtained written confirmation from Ernst & Young LLP confirming that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1	Summary Annual Information (Year to October 31)

(amounts in millions except per share amounts)	2007	2006	2005
		(revised1)	(revised1)
Consolidated Statements of Income
(US GAAP)
Total revenues	$1,210	$1,060	$982
Operating income (loss)	$(108)	$(56)	$(76)
Income (loss) from continuing operations	$(33)	$22	$(29)
Net income	$773	$120	$(7)
Earnings per share – basic	$5.87	$0.83	$(0.05)
Earnings per share – diluted	$5.86	$0.83	$(0.05)

Consolidated Statements of Financial Position
(US GAAP)
Total assets	$3,018	$2,343	$2,238
Long-term debt	$384	$394	$394
Total shareholders’ equity	$1,897	$1,354	$1,175
Weighted average shares outstanding	$132	$144	$142
Long-term debt/shareholders’ equity	15%	28%	34%
Current ratio (excludes assets for sale)	1.6	2.4	1.70

Consolidated Statements of Cash Flows
(US GAAP)
Cash from continuing operating activities	$178	$25	$48
Capital assets purchased	$71	$51	$102
Cash from discontinued operations, net	$871	$165	$52
Net issue (repayment) of long-term debt	$(18)	$(7)	-
[1]Figures for 2006 and 2005 have been revised to conform to the fiscal 2007 consolidated financial statement presentation.

4.2	Dividends

The declaration of dividends is at the discretion of the Board of Directors.  Both the Company’s credit facility and Senior Unsecured Notes contain provisions which could restrict the amount of any dividend payment.  However, as noted below, the Company has discontinued the payment of dividends.

Prior to October 2004, dividends were declared payable in April and October.  Effective for the October 2004 dividend, the Company adopted a policy of paying quarterly dividends.  Pursuant to the policy, dividends, when declared, were paid in January, April, July and October.  In the past three years, MDS has paid the following cash dividends:

Fiscal Year	Aggregate Dividend Amount per Common Share
2005	C$0.1300
2006	C$0.1300
2007	C$0.0325

On October 5, 2006, the Company announced that it would discontinue paying dividends following completion of the sale of the diagnostics business.  The final dividend was declared on December 12, 2006 and was paid January 8, 2007 to shareholders of record on December 20, 2006.

4.3	Capital Structure

MDS uses a combination of equity and long-term debt to finance its business.  The Company has one class of Common shares authorized and outstanding.  As at October 31, 2007, there were 122,578,331 Common shares outstanding.

The Common shares entitle the holder thereof to receive notice of, to attend, and to vote at all meetings of holders of Common shares.  Each Common share entitles the holder thereof to one vote per share and to share rateably in the assets of the Company on liquidation or dissolution.

The Company’s share capital has been restructured or converted several times from Common shares in 1973 to Class A Common and Class B Non-Voting in 1980 and back to Common shares in March of 2000.  Under the terms of the 2000 conversion, each Class A share was converted into 1.05 Common shares and each Class B non-voting share was converted into1.0 Common share.

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

MDS currently has a normal course issuer bid (NCIB) in place to purchase up to 4,506,236 Common shares that expires on July 2, 2008.  As at October 31, 2007, no Common Shares had been purchased previous to the NCIB.  During fiscal 2005, the Company repurchased 799,000 Common shares for cancellation at an average price of C$16.67 under the terms of an NCIB in place in 2005.  The Company repurchased no Common shares for cancellation under an NCIB in 2006 or 2007, but rather in the second quarter of 2007, the Company conducted a substantial issuer bid and repurchased approximately 22.8 million Common shares at a price of C$21.90 per share on April 9, 2007.

The Company has issued Senior Unsecured Notes payable totalling $311 million, has secured financing for the MAPLE facilities construction project in the form of a non-interest bearing government loan, and has various other forms of long-term credit, mostly associated with the purchase of specific assets.  At October 31, 2007, the value of all of the Company’s outstanding debt was $384 million.  In addition, the Company has available C$500 million of undrawn committed term credit facilities.

5.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to the disclosure contained on pages 1 to 29 of the 2007 Annual Financial Review under the heading “Management’s Discussion and Analysis” which is incorporated by reference into this AIF.

6.	MARKET FOR SECURITIES

The outstanding Common shares are listed for trading on the Toronto Stock Exchange (symbol - MDS) and the New York Stock Exchange (symbol – MDZ).  The following table sets forth the price ranges and volume of Common shares traded on the Toronto Stock Exchange for each month of fiscal 2007.

Month	Volume (Total Month)	High Price (C$)	Low Price ($C)
November 2006	10,955,720	$21.40	$19.31
December 2006	6,740,195	$21.40	$19.90
January 2007	18,191,492	$21.40	$19.86
February 2007	28,737,408	$22.06	$20.25
March 2007	20,971,038	$22.15	$21.55
April 2007	18,071,304	$22.09	$21. 01
May 2007	17,937,284	$22.10	$20.70
June 2007	12,329,746	$21.90	$20.91
July 2007	8,790,345	$21.90	$20.14
August 2007	10,431,345	$21.00	$19.55
September 2007	4,920,415	$21.85	$20.12
October 2007	7,585,690	$21.64	$20.32

Other than the Common shares, no other class of securities of the Company is traded or quoted on any exchange or market.

7.	DIRECTORS AND OFFICERS

7.1	Directors

Each director of the Company is elected to serve until the next Annual Meeting of the Company or until their successor is elected or appointed.  The disclosure under the heading “Election of Directors” in the Company’s Management Proxy Circular dated January 7, 2008 contains information about each director of the Company and is incorporated herein by reference.

7.2	Executive Officers

The Company’s Executive Management team currently comprises the following individuals:

Executive Officer Name	Position with MDS	Province or State and Country of Residence
Andrew W. Boorn	President MDS Analytical Technologies	Ontario, Canada
Peter E. Brent	Senior Vice-President, Legal and Corporate Secretary	Ontario, Canada
Stephen P. DeFalco	President and Chief Executive Officer (CEO)	Ontario, Canada
Thomas E. Gernon	Executive Vice-President, Information Technology and Chief Information Officer (CIO)	Ontario, Canada
Kenneth L. Horton	Executive Vice-President, Corporate Development and General Counsel	Massachusetts, USA
Sharon M. Mathers	Senior Vice-President, Investor Relations and External Communications	Ontario, Canada
Douglas S. Prince	Executive Vice-President, Finance and Chief Financial Officer (CFO)	Ontario, Canada
James M. Reid	Executive Vice-President, Global Human Resources	Ontario, Canada
David Spaight	President MDS Pharma Services	Pennsylvania, USA
Steven M. West	President MDS Nordion	Ontario, Canada

Andrew W. Boorn, Peter E. Brent, Sharon M. Mathers, James M.  Reid and Steven M. West have held their present positions or other senior positions with MDS Inc. or its subsidiaries during the past five years. The executive officers listed below have not held their present positions or other senior positions with MDS or its subsidiaries for the last five years and their previous occupations are as follows:

a)
Stephen DeFalco joined MDS in 2005 and was previously Chairman and CEO of US Genomics and prior to that role served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc.

b)
Douglas S. Prince joined MDS in 2007 and was previously Vice-President, Enterprise Risk Management at PerkinElmer Inc. He also served as Vice-President and CFO for the Life and Analytical Sciences business unit at PerkinElmer Inc.

c)
Thomas E. Gernon joined MDS in 2005, was previously Chief Operating Officer of D2Hawkeye Inc., a healthcare software development company and held CIO positions at both PerkinElmer Inc. and J.P. Morgan Invest.

d)
Kenneth L. Horton joined MDS in December 2005 and was previously Vice President, Acquisitions, Ventures and General Counsel for the Life and Analytical Sciences business unit at PerkinElmer, Inc. and previously an attorney at Ropes & Gray LLP.

e)
David Spaight joined MDS in April 2006 and was previously Senior Vice-President, Global Sales and Marketing at Fisher Scientific Products (Fisher). Prior to joining Fisher, Mr. Spaight held the role of Vice-President, Global Sales and Marketing for the Life and Analytical Sciences business unit at PerkinElmer Inc.

To the knowledge of MDS, the directors and executive officers of MDS, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 53,693 MDS Common shares representing 0.04% of MDS’s issued and outstanding Common shares.

    7.3            Additional Disclosure for Directors and Executive Officers

 To the knowledge of MDS, no director or executive officer of MDS (a) is at the date hereof or has been, in the last ten years before the date hereof, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company, including MDS that, while that person was acting in that capacity, (i) was the subject of a cease trade order, similar order or an order that denied the company or MDS access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (ii) was subject to an order that was issued, after that person ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in that capacity as a director, CEO or CFO, (b) is at the date hereof or has been in the ten years before the date hereof, a director or executive officer of a company, including MDS that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any bankruptcy or insolvency legislation or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver or manager or trustee appointed to hold assets or (c) has within the last ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of any director, or executive officer except for Mr. Robert Luba, a director of MDS who was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

8.            AUDIT COMMITTEE INFORMATION

8.1	Composition of the Audit Committee

The Audit Committee of MDS is composed of the following five members:

Robert W. Luba (Chair), William D. Anderson, James S. A. MacDonald, Kathleen M. O’Neill, and Richard H. McCoy.  The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this AIF.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise.  Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE Corporate Governance Listing Standards.  In addition, the Board has determined that each of Robert W. Luba, William D. Anderson and Kathleen M. O’Neill is an “Audit Committee Financial Expert” as such term is defined under United States securities laws.  The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee.  The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Mr. William D. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Canada).  From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc. Mr Anderson currently serves on the public boards of TransAlta Corporation and Gildan Activeware Inc. He serves on the audit committees of TransAlta Corporation and Gildan Activeware Inc.

Mr. Robert W. Luba, a Chartered Accountant, is President of Luba Financial Inc. (an investment company in Toronto, Canada).  Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President and Chief Financial Officer (CFO) of Crown Life Insurance Company and Senior Vice-President and CFO of John Labatt Limited. Mr. Luba currently serves on the public boards of AIM Trimark Investments and Softchoice Corporation. He also serves on the audit committee of Softchoice Corporation.

Mr. James S. A. MacDonald is Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company) and has been for the last five years.  Mr. MacDonald currently serves on the public boards of Manitoba Telecom Services Inc. and Superior Plus Inc.  He is also serves on the audit committee of Manitoba Telecom.

Mr. Richard H. McCoy is a Corporate Director.  He was in the investment banking business for over 35 years.  Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. (one of Canada’s largest investment firms in Toronto, Canada).  Prior to joining TD Securities Inc. in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities.  Mr. McCoy currently serves on the public boards of ACE Aviation Holding Inc.; Aberdeen Asia-Pacific Income Investment Company Limited; Gerdau Amersteel Corp.; Jazz Air Income Fund; Pizza Pizza Royalty Income Fund; Rothmans Inc; and Uranium ParticipationCorporation. He also serves on the audit committees of Rothmans Inc., Aberdeen Asia-Pacific Income Investment Company Limited and Uranium Participation Corporation.

Ms. Kathleen M. O’Neill is a Corporate Director and was an Executive Vice-President with BMO Bank of Montreal (a major Canadian chartered bank) until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O’Neill was a partner at PricewaterhouseCoopers.  Ms. O’Neill is a Fellow of the Institute of Chartered Accountants (FCA) of Ontario.  In 2005, Ms. O’Neill was accredited to the ICD/Rotman School of Management Directors Education Program.  Ms. O’Neill is also a director of Canadian Tire Bank.  Ms. O’Neill is Chair of St. Joseph’s Health Centre Foundation and a past-Chair of the Board of St. Joseph’s Health Centre in Toronto and is also active on several other non-profit boards.  Ms. O’Neill currently serves on the public boards of Finning International Inc. and TSX Group Inc.  She also serves on the audit committees of Finning International Inc. and TSX Group Inc.

8.2	Auditor Service Fees

The fees billed by MDS’s external auditors, Ernst & Young LLP, for all services performed by the auditors for the years ended October 31, 2007 and October 31, 2006 are set out below.

	2007 (C$‘000s)	2006 (C$‘000s)
Audit services	$6,119	$ 6,726
Audit-related services	634	255
Tax services	333	196

Total	$7,086	$ 7,177

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information.  These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion.  The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner.  Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to our filed financial reports.  From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction date balance sheets and similar services. In fiscal 2007, Ernst & Young LLP provided audit-related services in connection with the Company’s sale of its diagnostic business, its acquisition of Molecular Devices and its conversion to US GAAP.

Tax Fees – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning.  Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests.  Tax compliance services include assistance with the preparation and filing of tax returns and assistance in dealing with tax audits.  Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

8.3	Pre-Approval Policy for External Audit Services

The Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor.  The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1)
Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require annual approval.  Changes to these fees are reported to the Audit Committee at least quarterly.

(2)
Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals.  The term of any general pre-approval is 12 months from approval unless otherwise specified.  The Audit Committee annually reviews and pre-approves the services on this list.

(3)	Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and are subject to pre-approval by the Audit Committee.

All fees paid to the independent auditors for 2007 were approved in accordance with the pre-approval policy.

9.	ADDITIONAL INFORMATION

Additional information about MDS is available on the Company’s web site at www.mdsinc.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the US Securities and Exchange web site at www.sec.gov.

Additional information, including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Management Proxy Circular dated as of January 7, 2008 prepared in connection with the Company’s Annual Meeting of Shareholders to be held on March 6, 2008.

Additional financial information is provided in the 2007 Financial Statements and the 2007 MD&A, each included in the 2007 Annual Report Financial Review of MDS for its fiscal year ended October 31, 2007.

Copies of this AIF, as well as copies of the 2007 Annual Report Financial Review of MDS for the year ended October 31, 2007 and the Management Proxy Circular dated January 7, 2008 may be obtained from:

Peter Brent SVP Legal & Corporate Secretary, MDS Inc. Telephone: 416-213-4082 Fax: 416-213-4222 Email: peter.brent@mdsinc.com	2700 Matheson Blvd., Suite 300, West Tower Mississauga, Ontario, L4W 4V9 Canada

APPENDIX I

MDS INC.

AUDIT COMMITTEE CHARTER

Purpose

The primary function of the audit committee (the “Audit Committee”) of the Board of Directors (the “Board”) of MDS Inc. (the “Corporation”) is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process including responsibility for overseeing:

•
the integrity of the Corporation’s financial statements and financial reporting process, including the system of internal control over financial reporting, the audit process and the processes for identifying, evaluating and managing the Corporation’s principal risks impacting financial reporting;

•	compliance with legal and regulatory requirements, other than those otherwise assigned from time to time by the Board;

•	financial oversight of Pension Plan management;

•	the qualifications and independence of the independent auditor; and

•	the Corporation’s internal audit function.

Consistent with these functions, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices.

Approval of Charter

This Charter and any future changes to this Charter require approval by the Board.

Structure and Composition

The Audit Committee shall consist of no fewer than three members from among the Board.

Each member of the Audit Committee shall: (i) be free from any relationship that, in the opinion of the Board, would reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Audit Committee; and (ii) meet the independence and financial literacy requirements of all applicable corporate, exchange and securities statutes, rules and regulations in Canada and the United States (the “Regulations”).

Each member of the Audit Committee shall be financially literate as determined by the Board in its business judgment and, at a minimum, have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expectedto be raised by the Corporation’s financial statements or shall become financially literate within a reasonable period of time following his or her appointment.

At least one member of the Audit Committee shall be an “audit committee financial expert” as such term is defined by the Regulations. The Board shall make determinations as to whether any particular member of the Audit Committee satisfies this requirement.

The members of the Audit Committee shall be appointed by the Board annually on the recommendation of the Nominating and Corporate Governance Committee or until successors are duly appointed.

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

Once appointed, Audit Committee members shall cease to be a member of the Audit Committee only upon:

(a)	resignation from the Audit Committee or the Board,
(b)	death,
(c)	disability, as determined by an independent physician retained by the Board; or
(d)	not being re-appointed pursuant to the annual appointment process described above.

Members of the Audit Committee shall not simultaneously serve on the audit committees of more than three public companies, including the Corporation, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee.

Meetings

The Audit Committee shall meet at least quarterly and more frequently as circumstances dictate.

A majority of Audit Committee members is required for meeting quorum.

The Audit Committee shall meet separately on a periodic basis with management, the Internal Auditor and the independent auditor in separate committee sessions.

The Chief Executive Officer, Chief Financial Officer, Vice President, Finance, Vice President, Internal Audit and Corporate Secretary of the Corporation and representatives of the independent auditor shall normally attend meetings of the Audit Committee. The Audit Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel orindependent auditor to attend a meeting of the Audit Committee or to meet or provide consultations to the Audit Committee or any member thereof.   Others may also attend meetings as the Audit Committee may request.

Notice of all meetings of the Audit Committee shall be sent to those persons referred to in the preceding paragraph and to the internal auditors (or other persons responsible for the internal audit function), as well as to all Audit Committee members.
Chair

The Chair of the Committee shall have the duties and responsibilities set forth in Appendix "A".

Resolutions

Resolutions of the Audit Committee shall require approval by a simple majority of members voting on such resolution.

Responsibilities and Duties

(i)	Minutes and Reporting to the Board

The Audit Committee shall prepare written minutes of all of its meetings.  The Audit Committee shall make regular reports to the Board, but not less frequently than quarterly.  In addition, after each meeting of the Audit Committee, the Chair of the Audit Committee or designate shall report to the Board on the significant matters addressed by the Audit Committee at such meeting and a copy of the minutes shall be made available to all members of the Board.

(ii)	Selection, Evaluation and Oversight of Independent Auditor

With respect to the Corporation’s independent auditor the Audit Committee shall:

•	have the sole authority to recommend to the Board the appointment, retention or replacement of the independent auditor (subject, if applicable, to shareholder approval)

•	be directly responsible for establishing the compensation of the independent auditor

•	have the independent auditor report directly to the Audit Committee and otherwise be directly responsible for overseeing the work of the independent auditor

•	have the authority to communicate directly with the independent auditor

•
meet with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit and approve the selection of the coordinating partner having primary responsibility for the audit

•	provide for the periodic rotation of the coordinating partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law

•	at least on an annual basis, evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit

•
obtain and review a report from the independent auditor at least annually regarding: (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (iii) any steps taken to deal with any issues, (iv) all relationships between the independent auditor and the Corporation, and (v) the independence of the independent auditor as required by the Regulations

•	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditor

•
obtain confirmation from management that the Corporation has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Corporation for the immediately previous 12 month period

•	pre-approve all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation or its subsidiaries by the independent auditor

(iii)	Internal Audit

With respect to the Corporation’s lead of internal audit (the “Internal Auditor”), the Audit Committee shall:

•	have the authority to approve the appointment of the Internal Auditor

•	have the Internal Auditor report directly to the Audit Committee (although the Internal Auditor may report administratively to the CEO or the CFO)

•	have the authority to communicate directly with the Internal Auditor

•	meet with the Internal Auditor to discuss the planning, scope and staffing of the internal audit plan

•	approve the internal audit mandate and plan

•	obtain and review periodic reports from the Internal Auditor, at least annually

•
establish and review the responsibilities, budget, compensation and staffing of the Corporation’s internal audit function, through inquiry with the Corporation’s independent auditor, management and the Corporation’s internal auditing department

(iv)	Financial Reporting of Quarterly Financial Results

With respect to the Corporation’s reporting of unaudited quarterly financial results, the Audit Committee shall:

•	prior to their public release and filing with securities regulatory agencies, review and discuss with management, the internal auditor and the independent auditor:

o	earnings press release
o	financial statements and notes thereto
o	management’s discussion and analysis

The review of the Corporation’s unaudited quarterly financial results shall include:

•	any significant judgments (e.g. estimates and reserves) made in the preparation of financial statements

•	any significant disagreements among management and the independent auditor in connection with the preparation of financial statements

•	the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented

•
significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies

•	the Corporation’s use of “pro forma” or “adjusted” non-GAAP information

•	the Corporation’s use of forward-looking financial guidance

•	critical accounting policies and practices

•	results of the independent auditor’s review

•	any written communications between the independent auditor and management (e.g. management letters, schedule of unadjusted differences)

•	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements

•	management certifications of reports filed by the Corporation pursuant to the Regulations

•	adequacy of internal controls over financial reporting

•	any correspondence with, or published reports by, regulators or governmental agencies which raise material issues regarding the Corporation’s financial statements or accounting policies

•	approve the unaudited quarterly financial statements of the Corporation

(v)	Financial Reporting of Year-End Financial Results

With respect to the Corporation’s annual audit, the Audit Committee shall:

•	prior to their public release and filing with securities regulatory agencies, review and discuss with management, the internal auditors and the independent auditor the:

o	earnings press release
o	financial statements and notes thereto
o	management’s discussion and analysis
o	results of the independent auditor’s audit

The review of the Corporation’s audited financial results shall include:

o	all matters described above under “Financial Reporting of Quarterly Financial Results”

o	results of the independent auditor’s audit

o
discussions with the independent auditor on the matters required to be discussed by Statement on Auditing Standards No. 61, including significant adjustments, management judgments and accounting estimates, significant new accounting policies, any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management

o
a report from the independent auditor describing (i) all critical accounting policies and practices to be used, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor and (iii) other material communications between the independent auditor and management, such as the annual management letter or schedule of unadjusted differences

•	recommend to the Board whether the audited consolidated financial statements of the Corporation should be approved by the Board

(vi)	Financial Oversight of Pension Plan Management

With respect to the Corporation’s management of Pension Plans, the Audit Committee shall  fulfill duties related to financial oversight of pension plan management including funding, asset management, and reporting.

The review of the Corporation’s Pension Plan’s shall include:

•	External Auditor reports and financial statements of the plans, including compliance with pension reporting regulations

•	Actuarial valuations and contribution policies

•	Plan solvency and compliance with pension legislation

•	Review of the investment fund performance strategy

(vii)	Annual Proxy Statement and Regulatory Filings

The Audit Committee shall:

•
consider the effectiveness of the procedures that are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than management’s discussion and analysis and annual and interim earnings press releases, and shall periodically assess the adequacy of those procedures

•	issue any reports required of the Audit Committee to be included in the Corporation’s annual proxy statement

•	prior to their public release or filing with securities regulatory agencies, review and recommend to the Board the approval of the following documents:

o	Annual Information Form
o	Annual Report on Form 40-F
o	prospectuses

•
review financial information and earnings guidance provided by the Corporation to analysts and rating agencies or which the Corporation or any of its officers or employees intends to publicly disclose by way of press release (other than press releases referred to under “Financial Reporting of Quarterly Financial Results” and under “Financial Reporting of Year-End Financial Results”) or otherwise (which review may be done generally (i.e., discussion of the types of information to be provided or disclosed and type of presentations to be made);  the Audit Committee need not discuss in advance each instance in which the Corporation may provide or disclose earnings guidance)

(viii)	Related Party Transactions and Off-Balance Sheet Structure

The Audit Committee shall:

•
review all proposed related-party transactions including those between the Corporation and its officers or directors and, if deemed appropriate, recommend approval of any particular transaction to the Board

•	review all material off-balance sheet structures which the Corporation is a party to

(ix)	Internal Controls, Risk Management and Legal Matters

The Audit Committee shall:

•
consider the effectiveness of the Corporation’s internal controls over financial reporting and related information technology security and control including the process to communicate such controls and roles and responsibilities

•
discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies including the use of derivative financial instruments. Areas to be considered in this respect include:

o	insurance coverage
o	foreign currency exposure
o	interest rate exposure

•	review with management at least annually reports demonstrating compliance with risk assessment and with risk management policies
•
review with management, and if necessary, the Corporation’s counsel, any legal matter which could reasonably be expected to have a material impact on the Corporation’s financial statements or accounting policies

•
review the yearly report prepared by management, and attested to by the Corporation’s independent auditor, assessing the effectiveness of the Corporation’s internal control over financial reporting and stating management’s responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in the Corporation’s annual filings under applicable securities laws

•	review with the chief executive officer, chief financial officer, Internal Auditor and independent auditor, periodically, the following:

o
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

o	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting

•	review and approve the Corporation’s disclosure policy

(x)	Capital Structure, Investment and Cash Management Policies, Disclosure	Policy

The Audit Committee shall:

•	review and approve any changes to the Corporation’s capital structure

•	review and approve the Corporation’s treasury management policies

(xi)	“Whistle Blower” and Related Procedures

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential and/or anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, which procedures shall include the requirement to advise the Audit Committee of all such complaints received  involving a questionable accounting or auditing matter or fraud.

(xii)            Review of Charter and Self Assessment

The Audit Committee shall:

•	review and reassess annually the adequacy of this Charter

•	review annually the Audit Committee’s own performance

(xiii)	Other Activities

The Audit Committee shall carry out such other activities consistent with this Charter, the Corporation’s by-laws and governing law, that the Audit Committee or the Board deems necessary or appropriate.

Resources and Authority

The Audit Committee shall have the authority to retain independent legal, accounting or other advisors, including consulting with the national office of the independent auditor, as it determines necessary to carry out its duties. The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and to any advisors employed by the Audit Committee and for ordinary administrative expenses of the Audit Committee.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its duties and in connection therewith, to inspect all books and records of the Corporation and its subsidiaries and to discuss such books and records and any matters relating to the financial position, risk management and internal controls of the Corporation and its subsidiaries with the officers of the Corporation and with the independent auditor.

Limitations on Committee’s Duties

It is recognized that members of the Audit Committee are not full-time employees of the Corporation and do not represent themselves to be accountants or auditors by profession.  Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from whom such member receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

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

In discharging its duties, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparablecircumstances. Nothing in this Charter, including designating any member of the Committee as an “audit committee financial expert” is intended, or should be determined to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

The essence of the Committee’s responsibilities is to monitor and review the activities described in this Charter to gain reasonable assurance (but not to ensure) that such activities are being conducted properly and effectively by the Corporation.

Appendix "A"

Position Description
Chair of the Audit Committee

In addition to the duties and responsibilities set out in the Board of Directors Charter and the Charter of the Audit Committee, the chair (the "Chair") of the Audit Committee (the "Committee) of MDS Inc. (the "Company") has the duties and responsibilities described below.  The Committee Chair will:

1.	Provide overall leadership to enhance the effectiveness of the Committee, including:

a.	Recommend and oversee the appropriate structure, composition, membership and activities delegated to the Committee;

b.	Chair all meetings of the Committee and manage agenda items so appropriate consideration can be given to agenda items;

c.	Encourage Committee members to ask questions and express viewpoints during meetings;

d.	Schedule and set the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

e.	Facilitate the timely, accurate and proper flow of information to and from the Committee;

f.	Arrange for management, internal personnel, external advisors and others to attend and present at Committee meetings as appropriate;

g.	Arrange sufficient time during Committee meetings to fully discuss agenda items; and

h.	Carry out the responsibilities and duties of the Committee, as outlined in its Charter and review the Charter and duties and responsibilities with Committee members on a regular basis.

2.	Foster ethical and responsible decision-making by the Committee and its individual members.

3.	Provide for in-camera sessions at all scheduled meetings of the Committee.

4.	Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5.	Carry out such other duties as may reasonably be requested by the Board of Directors.

APPENDIX II

DEFINITIONS

Acronyms:
AECL
Atomic Energy of Canada Limited is a nuclear technology and services company providing services to utilities worldwide. AELC delivers a range of nuclear services including R&D support, construction management, design and engineering to specialized technology, waste management and decommissioning in support of CANDU reactor products.

CNSC
The Canadian Nuclear Safety Commission is an independent federal government agency that regulates the use of nuclear energy and material to protect health, safety, security and the environment and to respect Canada’s international commitments on the peaceful use of nuclear energy.

CRC
A Clinical Research Centre is a unit that manages patient studies from partnered sites within a defined investigator or patient-provider location.  For example, a hospital having access to a group of patients having particular conditions on which trials are being conducted may serve as a CRC.

CRO	A Contract Research Organization is a company that conducts research on behalf of a pharmaceutical or biotechnology company.
FDA	Food and Drug Administration – The US regulatory agency charged with maintaining the safety of food, drugs, and cosmetics.
FDG	Fluorodeoxyglucose (F18), a short-lived isotope of fluorine used predominantly in PET scans.
GCP and GLP
Good Clinical Practices and Good Laboratory Practices are standards for the conduct of clinical trials (including laboratory studies), the data from which are expected to be submitted to a regulatory agency such as the FDA.  In the case of GLP these practices are defined by regulation.  GCP have arisen from general accepted clinical practices within the industry.

HEU	Highly enriched uranium is uranium that contains the isotope uranium 235 in a concentration of 20% or more. Naturally occurring uranium has a uranium235 content of about 0.7%.
LC/MS	A form of analytical instrument that combines liquid chromatography with mass spectrometry.
LEU	Low enriched uranium is uranium that contains the isotope uranium235 in a concentration 20% or less.
MALDI	A form of mass spectrometer that uses matrix-assisted laser desorption/ionization technology to give a more detailed measure of the molecular mass of a sample.
NCE	A New Chemical Entity is a chemical compound being studied for possible use as a drug. Compounds are generally referred to as NCEs until a NDA is filed.
NDA	A New Drug Application is submitted to the FDA reporting the results of clinical trials and must be approved by the FDA before marketing can begin.
PET
Positron Emission Tomography – a diagnostic imaging technology that uses positron emission to measure in detail the functioning of distinct areas of the human brain while the patient is comfortable, conscious and alert.

TOF	A form of mass spectrometry that uses differences in the transit times of molecules through a known distance to determine their molecular weight.

Technical Terms:
Assay	Analysis of biological fluids or structure to determine how much or how little drug has been absorbed into the fluid or structure.
Bioanalytical	Methods for determining the concentration of drugs in biological samples such as blood.
Bioequivalence	The study of different formulations of the same drug to determine if the metabolic effects are equivalent.
Biomarker	A distinctive biochemical or physiological indicator of a biological process or event.
Biopharmaceuticals	Pharmaceutical products (drugs) developed using biotechnology instead of chemical synthesis.
Biotechnology	The scientific manipulation of living organisms, especially at the molecular genetic level, to produce useful products.
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
Isotope
A form of an element having the same number of protons (electrically positive particles) but a different number of neutrons from its ordinary state.  Most elements exist in more than one isotopic form and most isotopes are stable (unchanging).  Isotopes are typically identified by an element name followed by a number.  (e.g., Molybdenum-99)

Liquid Chromatography
A separation technique in which the sample is injected into a liquid stream pumped at high pressure through a column packed with materials which absorb the components of the sample to varying extents, such that over the length of the column the components of the sample become separated and are detected sequentially by the mass spectrometer.

Mass Spectrometry	The science that measures the masses and relative concentrations of atoms and molecules to determine the make-up of the substance.
Molybdenum-99	The most common isotope used for medical purposes. It is processed into technetium-99m for these purposes.
Particle Accelerator	A machine that increases the kinetic energy of electrons or protons by accelerating them through electric fields.
Pharmacology	The study of drugs and their origins, nature, properties, and effects on living organisms.
Pre-clinical Studies	Designates those studies generally completed prior to human clinical trials.
Proteomics	The study of protein location, interaction, structure, and function that aims to identify and characterize the proteins present in normal versus diseased states in biological samples.
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
Toxicology (also called Safety Pharmacology)
Toxicology in the biomedical area is primarily concerned with the prediction of adverse effects in humans resulting from exposure to drugs as well as the demonstration of safety or hazard associated with their use.

Document No. 2

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements and management discussion and analysis of MDS and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States and Canada using the best estimates and judgments of management, where appropriate.  The most significant of these accounting principles are set out in notes 3 and 27 to the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission (“SEC”).

MDS maintains systems of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable, accurate, and disclosed in a timely manner, and that the Company’s assets are appropriately accounted for and adequately safeguarded.  During the past year, management has continued to improve and document the design and operating effectiveness of internal control over financial reporting.  The results of management’s work have been subjected to audit by the shareholders’ auditors.  As at year end, we determined that internal control over financial reporting is not effective as disclosed in Management’s Annual Report on Internal Control over Financial Reporting starting on page 28.  In compliance with Section 302 of SOx, MDS’s Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to MDS’s annual disclosure document in the US (Form 40-F).  The same certification was provided to the Canadian Securities Administrators.

The Internal Auditor of the Company reviews and reports on MDS’s internal controls, including such testing as is deemed to be required.  The Internal Auditor has full and independent access to the Audit Committee of the Board of Directors.

The Board of Directors has appointed an Audit Committee consisting of five outside directors. The Committee meets regularly to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the interim and annual financial statements of the Company along with the independent auditors’ report prior to the submission of the financial statements to the Board of Directors for final approval.

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

Stephen P. DeFalco President and Chief Executive Officer Toronto, Canada January 22, 2008	Douglas S. Prince Executive Vice-President and Chief Financial Officer Toronto, Canada January 22, 2008

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of MDS Inc.

We have audited MDS Inc.’s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MDS Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Management’s annual report on internal control over financial reporting, Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Molecular Devices Corp., which is included in the 2007 consolidated financial statements of MDS Inc. and constituted 4.6% and 4.6% of total and net assets, respectively, as of October 31, 2007 and 11.6% and 2.1% of revenues and net income, respectively, for the year then ended.  Our audit of internal control over financial reporting of MDS Inc. also did not include an evaluation of internal control over financial reporting of Molecular Devices Corp.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has reported a material weakness over the accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive plans under SFAS 123(R). This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated January 22, 2008 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MDS Inc. has not maintained effective internal control over financial reporting as of
October 31, 2007, based on the COSO criteria.

Toronto, Canada
January 22, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. (the “Company”) as at October 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2007.  These financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the result of its operations and its cash flows for each of the three years in the period ended October 31, 2007 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(b), the Company has restated retained earnings and goodwill as at November 1, 2004.  In addition, as discussed in Note 2(a), the Company has changed its policy for the treatment of investment tax credits.  Further and as discussed in Note 3, effective October 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.  As described in Note 2, the Company has adopted US GAAP in these financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 22, 2008 expressed our opinion that MDS Inc. has not maintained effective internal control over financial reporting as of October 31, 2007.

Toronto, Canada
January 22, 2008

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 (millions of US dollars)	2007	2006 (restated – see note 2)
ASSETS
Current Assets
Cash and cash equivalents	$235	$247
Short-term investments, net	102	135
Accounts receivable, net	287	224
Unbilled revenue	99	122
Inventories, net	128	80
Income taxes recoverable	54	42
Current portion of deferred tax assets	45	-
Prepaid expenses and other	22	21
Assets of discontinued operations	1	196
Total Current Assets	973	1,067

Property, plant and equipment, net	386	334
Deferred tax assets	4	47
Long-term investments and other	290	176
Goodwill	782	397
Intangible assets, net	583	322
Total Assets	$3,018	$2,343
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$384	$237
Deferred revenue	71	92
Income taxes payable	57	8
Current portion of long-term debt	94	20
Current portion of deferred tax liabilities	10	-
Liabilities of discontinued operations	-	114
Total Current Liabilities	616	471

Long-term debt	290	374
Deferred revenue	17	17
Other long-term obligations	30	24
Deferred tax liabilities	168	103
Total Liabilities	1,121	989

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,578,331 and 144,319,249 for 2007 and 2006, respectively	493	566
Additional paid-in capital	72	69
Retained earnings	842	391
Accumulated other comprehensive income	490	328
Total Shareholders’ Equity	1,897	1,354
Total Liabilities and Shareholders’ Equity	$3,018	$2,343
Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

John T. Mayberry, Director	Robert W. Luba, Director

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended October 31 (millions of US dollars except per share amounts)	2007	2006	2005
Revenues
Products	$564	$438	$396
Services	555	517	491
Reimbursement revenues	91	105	95
Total revenues	1,210	1,060	982

Costs and expenses
Direct cost of products	(360)	(296)	(269)
Direct cost of services	(338)	(362)	(321)
Reimbursed expenses	(91)	(105)	(95)
Selling, general and administration	(265)	(220)	(210)
Research and development	(68)	(53)	(51)
Depreciation and amortization	(79)	(51)	(47)
Restructuring charges - net	(37)	7	(51)
Other expense - net	(80)	(36)	(14)
Total costs and expenses	(1,318)	(1,116)	(1,058)

Operating loss from continuing operations	(108)	(56)	(76)

Interest expense	(27)	(21)	(15)
Interest income	25	15	9
Mark-to-market on interest note swaps	1	-	(2)
Equity earnings	53	49	41
Loss from continuing operations before income taxes	(56)	(13)	(43)

Income taxes (expense) recovery
- current	25	65	(1)
- deferred	(2)	(30)	15
Income (loss) from continuing operations	(33)	22	(29)

Income from discontinued operations - net of income tax	806	98	22
Net income (loss)	$773	$120	$(7)

Basic earnings per share - from continuing operations	$(0.25)	$0.15	$(0.21)
- from discontinued operations	6.12	0.68	0.16
Basic earnings per share	$5.87	$0.83	$(0.05)

Diluted earnings per share - from continuing operations	$(0.25)	$0.15	$(0.21)
- from discontinued operations	6.11	0.68	0.16
Diluted earnings per share	$5.86	$0.83	$(0.05)
See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of US dollars, except common shares in thousands)
					Accumulated Other	Total
	Common	Shares	Additional
			Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income	Equity
	(#000s)	$	$	$ (restated see note 2)	$	$ (restated see note 2)
Balance at October 31, 2004	141,826	$ 526	$ 64	$ 316	$ 252	$ 1,158
Other comprehensive income:
Net loss				(7)		(7)
Foreign currency translation, net of tax					20	20
Unrealized loss on available-for-sale securities					(6)	(6)
Reclassification of realized losses, net of tax					2	2
Dividends				(15)		(15)
Issuance of common shares	443	7				7
Repurchase and cancellation of common shares	(799)	(4)		(7)		(11)
Stock options exercised	629	6				6
Stock-based compensation			3			3
Balance at October 31, 2005	142,099	535	67	287	268	1,157
Other comprehensive income:
Net income				120		120
Foreign currency translation					61	61
Unrealized loss on available-for-sale securities, net of tax					(10)	(10)
Reclassification of realized losses, net of tax					9	9
Dividends				(16)		(16)
Issuance of common shares	361	7				7
Stock options exercised	1,859	24				24
Stock-based compensation			2			2
Balance at October 31, 2006	144,319	566	69	391	328	1,354
Other comprehensive income:
Net income				773		773
Foreign currency translation, net of tax					183	183
Unrealized loss on available-for-sale securities					(3)	(3)
Unrealized gain on derivatives designated as cash flow hedges, net of tax					8	8
Reclassification of realized gains, net of tax					(4)	(4)
Adoption of FAS 158, net of tax					11	11
Dividends				(4)		(4)
Issuance of common shares	108	2				2
Repurchase and cancellation of common shares	(22,831)	(90)		(318)	(33)	(441)
Stock options exercised	982	15	(1)			14
Stock-based compensation			4			4
Balance at October 31, 2007	122,578	$ 493	$ 72	$ 842	$ 490	$ 1,897
See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (millions of US dollars)	2007	2006	2005
Cash flows from operating activities
Net income (loss)	$773	$120	$(7)
Income from discontinued operations - net of tax	806	98	22
Income (loss) from continuing operations	(33)	22	(29)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	128	94	76
Net changes in non-cash working capital balances relating to operations	83	(91)	1
Cash provided by operating activities of continuing operations	178	25	48
Cash provided by (used in) operating activities of discontinued operations	(56)	104	65
	122	129	113
Investing activities
Acquisitions	(600)	-	(5)
Proceeds from MAPLE interest	-	24	-
Purchases of property, plant and equipment	(71)	(51)	(102)
Proceeds on sale of property, plant and equipment	4	-	-
Proceeds from sale of businesses and investments	13	5	-
Proceeds on sale of short-term investment	165	-	-
Purchases of short-term investments	(118)	(135)	-
Other	(15)	(11)	(3)
Cash used in investing activities of continuing operations	(622)	(168)	(110)
Cash provided by (used in) investing activities of discontinued operations	929	73	(2)
Financing activities
Repayment of long-term debt	(18)	(7)	-
Increase (decrease) in deferred revenue and other long-term obligations	(2)	(7)	(5)
Payment of cash dividends	(3)	(13)	(11)
Issuance of shares	15	26	9
Repurchase of shares	(441)	-	(11)
Cash used in financing activities of continuing operations	(449)	(1)	(18)
Cash used in financing activities of discontinued operations	(2)	(12)	(11)
Effect of foreign exchange rate changes on cash and cash equivalents	10	11	4
Increase (decrease) in cash and cash equivalents during the year	(12)	32	(24)
Cash and cash equivalents, beginning of year	247	215	239
Cash and cash equivalents, end of year	$235	$247	$215
Cash interest paid	$22	$21	$20
Cash taxes paid	$15	$9	$18
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[ All tabular amounts in millions of US dollars, except where noted]

1.	Nature of Operations

MDS Inc. (MDS or the Company) is a Canadian-based global life sciences company that provides market-leading products and services that its customers need for the development of drugs and the diagnosis and treatment of disease. The Company is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. The Company has three business segments: MDS Pharma Services (MDSPS), which provides pharmaceutical contract research; MDS Nordion, which is focused on molecular imaging and radiotherapeutics; and MDS Analytical Technologies (MDS AT), which involves the development, manufacture, and sale of analytical instruments. In 2007, the Company acquired Molecular Devices Corporation , which was combined with MDS Sciex to form MDS Analytical Technologies. (See Note 4)

The Company’s customers include a broad range of manufacturers of medical products including pharmaceutical manufacturers, biotechnology companies, and manufacturers of medical supplies and devices, in addition to  academic and government institutions.  These customers are located in essentially all major international markets.

2.	Changes Affecting Fiscal 2007 Consolidated Financial Statements

a)	Change in reporting currency and generally accepted accounting principles
As a Canadian-based company, MDS historically has prepared its consolidated financial statements in Canadian dollars in conformity with accounting principles generally acceptedin Canadaand has also provided a reconciliation to United States (US) generally accepted accounting principles (GAAP).

To enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within MDS, beginning with its fiscal 2007 year-end, the Company adopted the US dollar as its reporting currency and US GAAP as its primary reporting standard for the presentation of its consolidated financial statements.  All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in US dollars and in accordancewith US GAAP(See Note 27–Canadian GAAP Supplemental Information).

All revenues, expenses and cash flows for each year were translated into the reporting currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of each year.  All resulting exchange differences are reported as a separate component of accumulated other comprehensive income.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are consolidated and translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

The cumulative impact of the change in reporting currency was to increase the cumulative translation adjustment by $371 million through October 31, 2006.

In addition, in adopting US GAAP, the Company has changed its accounting policy for non-refundable investment tax credits (ITCs). In these consolidated financial statements, the Company has recorded non-refundable ITCs as a reduction in income tax expense for the year in which the ITC is recognized. Previously, the Company recorded non-refundable ITCs as a reduction of the related expenditure. Management believes this accounting policy change will make the Company’s reporting of ITCs consistent with the majority of other companies.

There is no impact on net income from continuing operations, earnings per share, or retained earnings of any period as a result of this change. This change in policy increased (decreased) other lines on the statements of operations as follows:

	2007	2006	2005
Direct cost of services	$6	$12	$6
Research and development	5	7	4
Other expense – net	6	27	-
Current income taxes	(17)	(46)	(10)

b)	Correction of prior period figures
As a result of adopting US GAAP as the primary reporting standard for the Company, management has determined that investment tax credits (ITCs) having an after-tax value of $13 million realized in its fiscal year ended October 31, 2001 and resulting from its acquisition of Phoenix International Life Sciences Inc. in the previous year had not been identified as a net income reconciliation item in the GAAP reconciliation note for fiscal 2001.

Under Canadian GAAP, acquired ITCs that are determined to have nil value for purposes of purchase price allocation are, if subsequently realized, recorded as income. Under US GAAP, such acquired ITCs are recorded when realized as a reduction in goodwill arising from that prior period acquisition. This item should therefore have been identified as a US GAAP net income reconciliation item in fiscal 2001. In subsequent periods, the reported amount of goodwill and retained earnings for US GAAP purposes were likewise overstated by this amount. The Company has corrected this error by restating opening retained earnings for fiscal 2005 in the accompanying consolidated statement of shareholders’ equity and reducing the carrying value of goodwill by $13 million.  The impact of this restatement has been similarly reflected for subsequent periods.

c)	Other adjustments
MDS has adopted the provisions of Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In accordance with the provisions of SAB No. 108, the Company has recorded a cumulative adjustment to correct the treatment of certain deferred charges and related income tax expenses. The adjustments resulted in an increase in fiscal 2005 opening retained earnings of $2 million and an adjustment to the tax expense associated with prior year deferred charges that reduced fiscal 2005 opening retained earnings by $4 million. The cumulative net effect of these adjustments on retained earnings as at November 1, 2004 is a reduction of $2 million. In addition, the Company has recorded a $6 million reduction in November 1, 2004 retained earnings and a corresponding increase in additional paid-in capital to correct an amount that had previously been misclassified in the continuity of retained earnings.

The impact of each of these adjustments is considered to be immaterial on all reported periods. Aside from the impact on opening retained earnings for fiscal 2005, these adjustments had no impact on other figures for the periods contained in these consolidated financial statements.

3.	Summary of Significant Accounting Policies

Basis of presentation
The consolidated financial statements have been prepared by the Company in US dollars and in accordance with US GAAP applied on a consistent basis.  These policies are consistent with accounting policies generally accepted in Canada (Canadian GAAP) in all material respects except as described in Note 27.

Principles of consolidation
The consolidated financial statements include the accounts of all entities controlled by the Company, which are referred to as subsidiaries.  The Company has no interests in variable interest entities of which the Company is the primary beneficiary. All significant inter-company accounts and transactions have been eliminated.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence, and entities which are jointly owned and controlled (referred to as joint ventures).

Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statement of operations in the period that they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made.  The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Short-term investments
Short-term investments are investments with original maturities of greater than three months and less than one year at the time the investment is made.

The Company accounts for its short-term investments in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Short-term investments included securities that are classified as available-for-sale and are reported at fair value.

Realized gains and losses on securities are included in income and are determined using the specific identification method. Unrealized holding gains and losses on securities classified as available-for-sale are excluded from income and are reported in accumulated other comprehensive income, net of related income taxes.

Allowance for doubtful accounts
The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers.  The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position.  If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.  Finished goods and work in process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant, and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 – 40 years
Equipment	3 – 10 years
Furniture and fixtures	3 – 10 years
Computer systems	3 – 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Capitalized software
The Company accounts for internal-use software in accordance with the provisions of AICPA Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires capitalization of certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred.  The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill
All business combinations are accounted for using the purchase method.  Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired.  In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but is tested for impairment, at least annually, at the business segment level.

An assessment of the recoverability of goodwill is performed by the Company each fiscal year.  This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets
Intangible assets consist of acquired technology, brands, acquired supply agreements and license rights.  Intangible assets acquired through asset acquisitions or business combinations and are initially recognized at fair value based on an allocation of the purchase price.

Supply agreements and license rights are amortized on a straight-line basis over their useful life, which is the term of the supply agreement or license right.  Acquired technology represents the value of proprietary ‘‘know-how’’ that was technologically feasible as of the acquisition date.  Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace.  The acquired brands have definite lives and are amortized on a straight line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis.

In accordance with SFAS No. 141 “Business Combinations”, MDS immediately expenses acquired in-process research and development.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period, and the Company’s market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting in accordance with Accounting Principles Board Opinion (APB) No.18, “The Equity Method of Accounting for Investments in Common Stock.”.  In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost.  Investments in public companies are accounted for at fair value.  The Company periodically reviews these investments for impairment.  In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment.  Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest.  Property, plant, and equipment under capital leases is depreciated based on the useful life of the asset.  All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

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

A significant portion of the Company’s pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years.  Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance.  Losses, if any, on these contracts are provided for in full at the time such losses are identified.  Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms.  In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules.  Changes in the scope of work generally result in a renegotiation of contract terms.  Renegotiated amounts are not included in net revenues until earned and realization is assured.  Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue.  Customer advances on contracts in progress are shown as liabilities.

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value.  If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed.  When a portion of the customer’s payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained.  Revenues for training are deferred until the service is completed.  Revenues for extended service contracts are recognized ratably over the contract period.  Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Reimbursement revenues
In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. In connection with the requirements of the EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred”, amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues in the consolidated statements of operations.

Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in the consolidated statements of operations because the Company acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments. During the years ended October 31, 2005, 2006 and 2007, these fees were approximately $32 million, $38 million and $63 million, respectively.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.  As at October 31, 2007, the reserve for warranty costs was $2 million (2006 –
$3 million).

Stock-based compensation
The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No. 123R, “Share Based Payment”. The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period.  The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position.  The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment.  Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits.  The current service cost of benefit plans is charged to income.  Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to the Company.  Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.  Other post-employment benefits are recognized when the event triggering the obligation occurs.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of  SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and, disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

Research and development (R&D)
The Company conducts various R&D programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation.  R&D costs are expensed in the periods in which they are incurred.

Income taxes
The Company accounts for income taxes under the liability method according to SFAS No. 109 “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.  All non-refundable investment tax credits recognized in income are recorded as a  reduction in income tax expense for the year.  Refundable tax credits are recorded as a reduction in the related expense.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.  This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of common shares assumed to be repurchased from the total of issuance proceeds plus future period compensation expense on options granted on or after November 1, 2003, using the average market price of the Company’s common shares during the applicable period.

Foreign currency translation
Although the company reports its financial results in US dollars, the functional currency of the Company’s Canadian operations is Canadian dollars and the functional currencies of the Company’s foreign subsidiaries are their local currencies. In accordance with SFAS No. 52, “Foreign Currency Translation”, the financial statements of these subsidiaries are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; revenues, expenses and cash flows at average exchange rates for the period; and the Company’s net investment in foreign subsidiaries at historical exchange rates. The resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the accompanying statement of financial position. Exchange gains and losses on foreign currency transactions are recorded in income. The Company recorded an exchange loss in the consolidated statements of operations of $16 million in 2007, $3 million in 2006, and $1 million in 2005.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as other comprehensive income. Upon reduction of the Company’s investment in the foreign subsidiary, due to a sale or complete or substantially complete liquidation, the amount included in accumulated other comprehensive income is recognized in income.

Derivative financial instruments
The Company operates globally, which gives rise to risks that its income and cash flows may be adversely impacted by fluctuations in foreign exchange rates and interest rates.  In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency option contracts, and interest rate swap contracts.  These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in the fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

The effective portion of foreign currency gains and losses on contracts used to hedge anticipated foreign currency denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing.  Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based. The effective portion, if any, of the change in derivative fair value is included in accumulated other comprehensive income until the hedged transactions occur. At that time, the amount is reclassified into income. The change in the derivative’s fair value attributable to the ineffective portion, together with the time value that is excluded from the assessment of effectiveness, is included in earnings in the period.

The Company documents all relationships between hedging instruments and hedged items contemporaneously, at the inception of the hedge as well as the risk management objectives and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the consolidated statements of financial position or to specific firm commitments or forecasted transactions.  The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in the fair values or the cash flows of hedged items.

The Company records derivatives as assets and liabilities measured at fair value.  For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in income in the period in which the changes occur.  For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in income when the hedged item affects the statements of operations  Ineffective portions of changes in the fair value of the derivative in a cash flow hedge are recognized in other income (expense) in the period in which the changes occur.  If the derivative has not been designated as an accounting hedge relationship or if a designated hedging relationship is no longer highly effective, changes in the fair value of the derivative are recognized in income beginning in the period in which the changes occur.

When a fair value hedging relationship is terminated upon the sale of a derivative, or the hedging relationship is de-designated, the fair value basis adjustment recorded on the hedged item is recognized in the same manner as the other components of the hedged item.  For a cash flow hedge that is terminated because the derivative is sold, expired or the relationship is de-designated, the unrealized gain on loss remains in accumulated other comprehensive income until the hedged item affects the statement of operations.  If a cash flow or fair value hedging relationship is terminated because the underlying hedged item is repaid or is sold, or it is no longer probable that the hedged forecasted transaction will occur, the accumulated balance in the accumulated other comprehensive income or the fair value basis adjustment recorded on the hedged item is recorded immediately in income.

Non-monetary transactions
In accordance with SFAS 153-“Exchanges of Non-Monetary Assets”, all non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance.  The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.  (See note 12 (i)).

Comprehensive income
The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” As it relates to the Company, comprehensive income is defined as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of  shareholders’ equity, net of income tax.

Recent pronouncements
On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, “Employers’ accounting for Defined Benefit Plans and Other Post-retirement Benefits” - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.  SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company’s statement of financial position and statement of operations and the related financial statement disclosures.  The Company applied the provisions of SAB 108 effective for its fiscal 2007 year-end.  The impact of its adoption on the consolidated results of operations and financial condition are described in note 2.

In July 2006, the FASB issued FASB interpretation (“FIN”) No. 48 , “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2008.  The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.  The Company is currently evaluating the effects that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS 157 provides guidance for using fair value to measure assets and liabilities.  It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the effects that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”.This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 159 will have on its results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree including significant limitations on the costs that may be accrued as part of the purchase accounting; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141(R) effective for acquisitions occurring after October 31, 2009.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. Although the Company is required to adopt the provisions of SFAS No. 160 in its fiscal 2010 year, MDS does not currently consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on its results of operations and financial condition.

4.	Acquisitions

a.	Molecular Devices Corporation
On March 20, 2007, the Company completed a tender offer which resulted in the Company acquiring 100% of the shares of Molecular Devices Corporation (MDC), a California-based company with global operations. MDCdesigns, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. The Company acquired MDCprimarily to add their leading-edge products to those of MDS Sciex to strengthen the Company’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers. The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MDCwith the previous analytical instrumentssegment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $600 million,paid in cash from existing cash on hand. Included in the consideration is a $27 million cash cost to buy back outstanding in-the-money options of MDCat the closing date of the acquisition. Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration of $600 million were approximately $7million.

The acquisition has been accounted foras a purchase in accordance with SFAS No. 141, and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary estimate of the fair values of the assets acquired and liabilities assumed, pending completion of a comprehensive valuation.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available.  In connection with determining the preliminary fair value of the assets acquired and liabilities assumed, management performed assessments of assets and liabilities using customary valuation procedures and techniques.

b.	SkeleTech, Inc.
Effective August 4, 2005, the Company acquired 100% of the outstanding shares of SkeleTech, Inc. (SkeleTech), a therapeutically focused contract research organization providing preclinical discovery and development services in bone and central nervous system biologies.  The aggregate purchase consideration was approximately $6 million paid in cash and an additional $1 million was paid to the vendors based on profitability levels attained in 2006.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”, and the purchase price was allocated to the net assets acquired based on fair values.

The cost of the acquisitions described above has been allocated on a basis on the acquisition dates as follows:

	Molecular Devices (2007)	SkeleTech (2005)
Net tangible assets	$15	$1
Developed technologies (five-year weighted average useful life)	161	-
Brands	60	-
Goodwill (non-tax deductible)	364	5
Total purchase price	$600	$6

The following table summarizes the components of the net tangible assets acquired at fair value:

	Molecular Devices (2007)	SkeleTech (2005)
Inventories	$40	$-
Property, plant and equipment	12	1
Other assets and liabilities, net	(37)	-
Net tangible assets acquired	$15	$1

Other assets and liabilities for MDC include $25 million of acquired net deferred tax liabilities and a charge of
$8 million to eliminate redundant positions and consolidate redundant facilities over the course of the next year.

c.	Pro forma information (unaudited)
The following unaudited pro forma information is provided for MDS assuming the acquisition of MDC occurred on November 1, 2006 and November 1, 2005, respectively.

	2007	2006
Net revenues	$1,283	$1,244
Loss from continuing operations, net of income taxes	(55)	(10)
Income from discontinued operations, net of income taxes	806	98
Net income	751	88
Earnings per share
Basic	$5.70	$0.61
Diluted	$5.68	$0.61

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the end of the earliest period presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company’s short-term investments rates for the period prior to the acquisition date for the respective periods.  The pro forma net income for the years ended October 31, 2007 and 2006 include $11 million and $27 million, respectively of depreciation and amortization of identifiable intangible assets.

5.	Divestitures and Discontinued Operations
In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on its Life Sciences businesses and to close or divest of businesses that were not strategic to this plan.  As a result, the Company reclassified its distribution business, its diagnostics businesses, and certain early-stage pharmaceutical research services businesses as discontinued operations.

During 2005, the Company ceased operations in the generic radiopharmaceutical business and completed the sale of its sole remaining US diagnostics operation and achieved final settlement of outstanding issues related to the sale of some US diagnostics businesses that occurred in 2004.

During 2006, the Company completed the sale of its 50% interest in Source Medical Corporation; its 26% interest in Calgary Laboratory Services; and various pharmaceutical services operations.  As a result of these transactions, the Company received proceeds from the sale of discontinued operations and other businesses totaling $78 million and recorded a net gain of $24 million in 2006.  Goodwill associated with the sale of the discontinued operations in 2006 amounted to $24 million.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion. The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of $ 988 million, comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009 (see note 10 (b)).  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million. Included in income from discontinued operations is a gain of $791 million net of income taxes on the transaction, which the Company recorded in the second quarter.  Goodwill associated with the sale of the diagnostic services business amounted to $56 million.

The operating results of the businesses noted above have been reported as income from discontinued operations on the consolidated statements of operations.  Figures for 2005 and 2006 have been revised to reflect this presentation.  The results of the discontinued operations for the years ended October 31 were as follows:

	2007	2006	2005
Net revenues	$95	$362	$555
Cost of revenues	(57)	(225)	(392)
Selling, general and administration	(16)	(53)	(95)
Depreciation and amortization	-	(10)	(12)
Goodwill write-down	-	-	(13)
Restructuring charges[1]	-	(1)	(9)
Other expenses	-	(3)
Operating income	$22	$70	$34
Gain on sale of discontinued operations	904	24
Interest expense	-	-	(1)
Dividend and interest income	1	2	3
Income taxes	(117)	7	(7)
Minority interest	(5)	(8)	(9)
Equity earnings	1	3	2
Income from discontinued operations	$806	$98	$22
1 Included in the income from discontinued operations are net restructuring charges for 2005 and 2006 associated with workforce reductions.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets classified as held for sale are measured at the lower of cost and fair value less costs to sell.  Long-lived assets to be disposed of other than by sale are classified as held and used until disposed.  The Company classified certain operations as held for sale in accordance with this Statement.

The following table details the assets and liabilities related to the discontinued operations as at October 31, 2006:

2006
Assets of discontinued operations
Accounts receivable, net	$31
Inventories, net	3
Prepaid expenses and other	3
Property, plant and equipment, net	28
Deferred tax assets	63
Long-term investments and other	13
Goodwill	54
Intangible assets, net	1
Assets of discontinued operations	$196

Liabilities of discontinued operations
Accounts payable and accrued liabilities	$33
Long-term debt	4
Other long-term obligations	6
Deferred tax liabilities	55
Minority interest	16
Liabilities of discontinued operations	$114

6.	Short-Term Investments

As at October 31, 2007, short-term investments consisted of bankers’ acceptances and treasury bills amounting to $102 million (2006 – $135 million) with interest rates of approximately 4.5% and maturity dates between November 2007 and April 2008 (2006 – November 2006 and May 2007).

7.	Accounts Receivable
	2007	2006
Trade accounts receivable	$238	$197
Other receivables	54	31
	292	228
Allowance for doubtful accounts	(5)	(4)
Accounts receivable, net	$287	$224

8.	Inventories
	2007	2006
Raw materials and supplies	$83	$55
Work-in process	34	17
Finished goods	26	16
	143	88
Allowance for excess and obsolete inventory	(15)	(8)
Inventory, net	$128	$80

During 2006, the Company sold inventory having a net book value of $47 million to Atomic Energy of Canada Limited (AECL) as part of a legal settlement (see Note 12(i)).

9.	Property, Plant and Equipment

		2007		2006
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$25	$-	$24	$-
Buildings	176	60	154	47
Equipment	266	182	216	135
Furniture and fixtures	29	22	22	16
Computer systems	145	77	111	46
Leaseholds	60	33	45	18
Facility modifications	30	15	25	10
Construction in progress	44	-	9	-
	775	389	606	272
Accumulated depreciation	(389)		(272)
Property, plant and equipment, net	$386		$334

Included in property, plant and equipment are assets under capital leases as follows:

		2007		2006
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Buildings	$15	$6	$15	$4
Computer systems	3	2	4	-
	18	$8	19	4
Accumulated depreciation	(8)		(4)
	$10		$15

During the year, depreciation expense of $4 million (2006 –  $1 million; 2005 –  $1 million) was recorded on assets under capital leases.

Computer systems include capitalized software having a net book value of $35 million (2006 – $43 million).  Amortization charges associated with capitalized software were $8 million for 2007 (2006 – $8 million; 2005 –
$2 million).

In 2006, the Company transferred assets recorded in construction in progress and having a net book value at
October 31, 2006 of $350 million to AECL as part of a legal settlement (see Note 12(i)).

10.	Long-Term Investments and Other
	2007	2006
Financial instrument pledged as security on long-term debt (note 14)	$46	$39
Long-term notes receivable	125	50
Equity investments	10	31
Investments in joint ventures	38	32
Available for sale investments	24	3
Deferred pension assets	39	18
Other long-term investments	4	-
Venture capital investments	4	3
Long-term investments	$290	$176

a.	Fair value
The financial instrument pledged as security on long-term debt, which is classified as held to maturity, and the long-term notes receivable, have fair values that approximate their carrying value. Other long-term investments, excluding those classified as available for sale, are recorded at cost.

b.	Long-term notes receivable
In 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE reactor project, a long-term note receivable for $38 million was received by the Company (see Note 12(i)).  This non-interest bearing note receivable is repayable over four years commencing in 2008.  The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  The note receivable will be accreted up to its face amount of C$53 million over a period of four years.  Long-term notes receivable also include amounts due related to the sale of MDS Diagnostics Services (see Note 5).

c.	Equity investments and joint ventures
	2007	2006
Hemosol Corp.	$-	$11
Lumira Capital Corp	10	15
Iconix Biosciences, Inc	-	3
Other long-term investments	-	2
Equity investments	10	31
MDS Sciex joint ventures	38	32
Equity investments and joint ventures	$48	$63

The Company accounts for its investments in significantly influenced companies and joint ventures using the equity method of accounting.

(i)
The Company previously owned 25.4% of the outstanding share capital of Hemosol Corp. In 2005, the Company’s share of the investee’s losses exceeded the carrying amount of the investment, and a $6 million equity loss adjustment was recorded.  In 2005, Hemosol Corp. filed for receivership and, as a result, the Company's guarantee of the bank debt of Hemosol Corp. was called by the bank and paid by the Company (see also Note 23). During 2007, the Company sold its debt interest in Hemosol and recorded a gain of

$2 million that was recorded in other expense, net.

(ii)
The Company owns 45.7% of the outstanding share capital of Lumira Capital Corp (Lumira - formerly MDS Capital Corp.). Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values. In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of $6 million in other expense.

(iii)
As at October 31, 2006, Company owned convertible debt and 17% of the outstanding share capital of Iconix Bioscience Inc. (Iconix). In addition, as at October 31, 2006, the Company had a secured 6% convertible promissory note receivable amounting to $7 million. This note related to funding requirements of the investee for operations and matured on December 31, 2007. During 2007, MDS converted a portion of its debt interest in Iconix into preferred shares and immediately thereafter exchanged its equity interest in Iconix for common shares of Entelos Inc., a US-based public company (“Entelos”), under the terms of a merger agreement between Iconix and Entelos.  MDS received 6.5 million common shares in Entelos on closing of the transaction having a market value of $4 million.  In addition, the Company may earn further common shares of Entelos under the terms of a twelve-month earn-out agreement. Entelos also assumed the remaining $1.5 million dollars of long-term debt owed by Iconix to MDS.  This long term debt was repaid on December 31, 2007 and bears interest at 7% per annum.  This transaction was recorded as a non-monetary transaction at estimated fair value.  The investment in Entelos is included in long-term investments as available for sale.

	MDS portion of the net income (loss) of equity investments			Total income (loss) of equity investments

	2007	2006	2005	2007	2006	2005
Hemosol Inc.	$-	$-	$(5)	$-	$-	$(54)
Lumira Capital Corp.	-	(4)	-	-	(5)	-
Iconix	-	(1)	-	-	(5)	(3)
MDS Sciex joint ventures	53	54	46	104	106	96
Totals	$53	$49	$41	$104	$96	$39

	MDS portion of the retained earnings (deficit) of equity investments			Total retained earnings (deficit) of equity investments

	2007	2006	2005	2007	2006	2005
Hemosol Inc.	$-	$-	$-	$-	$-	$(54)
Lumira Capital Corp.	10	12	14	22	26	30
Iconix	-	(14)	(13)	-	(82)	(72)
MDS Sciex joint ventures	63	45	44	126	90	88
Totals	$73	$43	$45	$148	$34	$(8)

MDS reported revenues resulting from transactions with the MDS Sciex joint ventures amounting to $205 million in 2007 (2006 –  $186 million; 2005 –  $179 million).  Amounts receivable from these joint ventures at October 31, 2007 totalled $30 million (2006 – $30 million)

Condensed combined financial information for equity investees is summarized below in aggregate:

	2007	2006	2005
Net revenues	$351	$336	$310
Gross Profit	214	199	186
Net income	104	96	39

	2007	2006
Current assets	$98	$99
Long-term assets	110	90
	$208	$189

Current liabilities	$28	$61
Long-term liabilities	-	11
	28	72
Equity	180	117
	$208	$189

11.	Goodwill

	2007	2006
Opening balance	$397	$387
Acquired (i)	364	1
Foreign exchange and other	21	9
Closing balance	$782	$397

(i)	In 2007, the Company recorded goodwill of $364 million in association with the acquisition of Molecular Devices (see note 4).

12.	Intangibles Assets

		2007		2006
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Supply agreement (40 years useful life)	$363	$-	$308	$-
Acquired technology (five-years weighted average useful life)	161	16	-	-
Licenses (five-years weighted average useful life)	32	17	26	12
Brands	60	-	-	-
	$616	$33	$334	$12
Accumulated amortization	(33)		(12)
	$583		$322

The change in intangible assets comprised:
	2007	2006
Opening balance	$322	$16
Acquired	221	309
Amortized	(21)	(3)
Currency translation	61	-
Closing balance	$583	$322

Intangible assets acquired during the year consist of the following:

	2007	2006
Supply agreements(i)	$-	$308
Acquired technology	161	-
Licenses	-	1
Brands	60	-
	$221	$309

(i)
On February 22, 2006, the Company announced the conclusion of a comprehensive mediation process with AECL related to the MAPLE reactor project. Under the agreement, AECL paid the Company $22 million, net of applicable taxes, and AECL assumed complete ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the production of medical isotopes. In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million and which will be repaid over four years commencing in 2008. The Company and AECL have entered into a 40-year supply agreement for the provision of medical isotopes in exchange for a fixed percentage of the selling price. In accordance with SFAS No. 153. “Exchanges of Nonmonetary Assets” the Company exchanged the MAPLE asset for a 40-year supply agreement which has been recorded as an intangible asset at its fair value of $308 million.  This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins.  The Company recorded a loss on this transaction of $36 million in 2006.

Estimated future amortization expense related to intangible assets at October 31, 2007 was as follows:

2008	$37
2009	46
2010	40
2011	32
2012	30
Thereafter	398
$583

13.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:
	2007	2006
Accounts payable	$123	$83
Employee-related accruals	50	49
Incentive compensation	43	21
Other payables	168	84
	$384	$237

Other payables for 2007 include $55 million related to a provision for client reimbursements associated with ongoing regulatory activities at MDS Pharma Services and $14 million of remaining restructuring reserves.

14.	Long-term Debt and Capital Lease Obligations

	Maturity	2007	2006
Senior unsecured notes	2008 to 2014	$307	$312
Other debt	2008 to 2015	77	82
Total long-term debt		384	394
Current portion		(94)	(20)
		$290	$374

The Company has outstanding $307 million (2006 –  $312 million) of senior unsecured notes that bear interest at fixed rates between 5.15% and 6.19% per annum.  Other debt includes a non-interest-bearing government loan with a carrying value of $50 million (2006 –  $43 million) discounted at an effective interest rate of 7% and repayable at $4 million per year with the remaining balance due April 1, 2015.  A long-term investment has been pledged as security for the repayment of this debt (see Note 10).  Other debt also includes a $16 million note payable (2006 –  $24 million) to Applera Corporation relating to assets purchased for the MALDI-TOF mass spectrometry operations.  The note bears interest at 4% and is payable evenly over the two remaining years of its term.  The fair value of long-term debt approximates its book value.

The Company has a C$500 million,  committed, revolving credit facility having three years remaining.  As at
October 31, 2007, this facility was undrawn.

The remaining debt comprises obligations under capital leases amounting to $11 million (2006 –  $12 million) and bears interest at various fixed rates.  The Company has numerous capital leases for both buildings and equipment. These leases are capitalized using interest rates considered appropriate at the inception of each lease.  Assets acquired under capital finance leases are included in the consolidated statements of financial position at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the balance sheet and the interest element of the capital lease rental is charged to interest expense.

Principal repayments of long-term debt are as follows:

2008	$94
2009	20
2010	29
2011	17
2012	18
Thereafter	206
$384

Included within the future principal repayments of long-term debt are obligations under capital leases.  Future minimum lease payments for obligations under capital leases in effect as at October 31, 2007 are as follows:

2008	$3
2009	3
2010	3
2011	2
2012	3
14
Less: portion representing interest	(3)
$11

15.	Deferred Revenue

Deferred revenue comprises the following:
	2007	2006
Payment in advance of services rendered	$64	$84
Deferred credit related to government loan	15	16
Other	9	9
	88	109
Less current portion	(71)	(92)
Long-term portion of deferred revenue	$17	$17

Deferred revenue includes a $15 million deferred credit (2006 –  $16 million) related to the government loan associated with the MAPLE reactor project, which is being amortized over the remaining seven-year term of the debt using the sum of the years’ digits method.

16.	Share Equity

At October 31, 2007, the authorized share capital of the Company consists of unlimited common shares.  The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

a)       Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance - October 31, 2004	141,826	$526
Issued	1,072	13
Repurchased and cancelled	(799)	(4)
Balance - October 31, 2005	142,099	535
Issued	2,220	31
Balance - October 31, 2006	144,319	566
Issued	1,090	17
Repurchased and cancelled	(22,831)	(90)
Balance - October 31, 2007	122,578	$493

During 2007, the Company declared and paid cash dividends of $3 million on common shares prior to discontinuing its dividend in January 2007 (2006 – $13 million, 2005 – $11 million).

During 2007, the Company repurchased and cancelled 22,831,050 Common shares under the terms of a substantial issuer bid for a cost of $441 million.  Of the total cost, $90 million was charged to share capital and the excess of the cost over the amount charged to share capital, totaling $351 million, was charged to retained earnings and other comprehensive income.

In 2006, the Company did not repurchase or cancel common shares.  In 2005, the Company repurchased 799,000 common shares for $11 million under the terms of a normal course issuer bid (NCIB).  The excess of cost over the share capital of the acquired shares was charged to retained earnings.  Under the terms of its existing NCIB, the Company is entitled to repurchase up to 4,506,236 common shares between July 3, 2007 and July 2, 2008.  No shares have been purchased under the NCIB.

During the year, the Company issued 982,000 (2006 – 1,859,000; 2005 – 629,000) common shares under the stock option plan for proceeds of $14 million (2006 – $24 million; 2005 – $6 million).

b)	Stock dividend and share purchase plan and employee share ownership plan
Until 2007, the Company sponsored a stock dividend and share purchase plan, under which shareholders were able to elect to receive stock dividends in lieu of cash dividends.  Stock dividends were issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date.  Plan participants were also able to make optional cash payments of up to C$3,000 semi-annually to purchase additional common shares at the Average Market Price.  Participation in this plan for the year ended October 31, 2007 resulted in the issuance of 41,000 (2006 – 220,000) common shares as stock dividends and the issuance of 1,000 common shares (2006 – 7,000) for cash.  The Company discontinued this plan during 2007.

The Company sponsors a non-compensatory Employee Share Ownership Plan.  Until June 2007, eligible employees were able to purchase common shares at 90% of the Average Market Price for the five days preceding the purchase.  Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution. During the year, the Company issued 66,000 common shares (2006 - 134,000) under this plan for proceeds of $1 million (2006 - $3 million).

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	2007	2006	2005
Weighted average shares outstanding—Basic (millions)	132	143	142
Effect of dilutive securities:
Stock options	-	1	-
Weighted average shares outstanding - Diluted	132	144	142
Basic earnings per share from continuing operations	$(0.25)	$0.15	$(0.21)
Basic earnings per share from discontinued operations	$6.12	$0.68	$0.16
Diluted earnings per share from continuing operations	$(0.25)	$0.15	$(0.21)
Diluted earnings per share from discontinued operations	$6.10	$0.68	$0.16

c)	Components of accumulated other comprehensive income

	Foreign Currency Translation Adjustment	Pension Gains and Prior Service Credits	Net Unrealized Gains/Losses on Available for Sale Securities	Net Unrealized Gain on Cash Flow Hedges	Accumulated Other Comprehensive Income
Balance at October 31, 2004	$244	$-	$8	$-	$252
Current year change	22	-	(7)	-	15
Income tax	(2)	-	3		1
Balance at October 31, 2005	264	-	4	-	268
Current year change	63	-	(2)	-	61
Income tax	(2)	-	1		(1)
Balance at October 31, 2006	325	-	3	-	328
Current year change	160	16	(5)	6	177
Income tax	(10)	(5)	2	(2)	(15)
Balance at October 31, 2007	$475	$11	$-	$4	$490

17.	Restructuring Charges

Over the last three years, MDS has undertaken a number of initiatives designed to refocus the Company as a globally competitive life sciences company, and has recorded restructuring charges totaling $81 million, including $37 million in 2007.  In 2007 the Company recorded $18 million for severance, $1 million to reduce the carrying value of certain assets, and $18 million for other costs related to specific initiatives focused on improving the profitability of MDSPS.

In 2005, the Company’s management approved a restructuring plan and recorded restructuring charges in the amount of $51 million, related to a reduction in its management, administrative, and operations workforce, a realignment of its information technology infrastructure, and the reorganization of certain pharmaceutical research services operations.   In 2006, the Company completed the majority of its activities associated with the 2005 restructuring announcement and, accordingly, utilized the majority of the 2005 reserves. Also in 2006, the Company successfully renegotiated provisions for expected contract cancellation costs associated with an early termination of certain information technology outsourcing agreements and eliminated the balance of the reserve.

The restructuring liability of $14 million as at October 31, 2007 and $6 million as at October 31, 2006 is reported in the consolidated statements of financial position as a component of accounts payable and accrued liabilities.

During the years ended October 31, 2005, 2006 and 2007 the restructuring charges per segment were as follows:

	Restructuring Charge (Recovery)	Cumulative Activity		Provision Balance at October 31, 2007
		Cash	Non-cash
2005:

Workforce reductions
-MDSPS	$21	$(19)	$(1)	$1
-MDS Nordion	3	(3)	-	-
-MDS AT	2	(2)	-	-
-Corporate and other	8	(8)	-	-
	34	(32)	(1)	1
Equipment and other asset write-downs adjustments
-MDSPS	1	-	(1)	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	6	-	(6)	-
	7	-	(7)	-
Contract cancellation charges
-MDSPS	-	-	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	10	(2)	(8)	-
	10	(2)	(8)	-
Total for 2005 Plan	$51	$(34)	(16)	$1
2006:
Workforce reductions
-MDSPS	-	-	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	1	(1)	-	-
	1	(1)	-	-
Contract cancellation charges
-MDSPS	-	-	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	(8)	(1)	9	-
	(8)	(1)	9	-
Total for 2006 Plan	$(7)	$(2)	9	$-

	Restructuring Charge (Recovery)	Cumulative Activity		Provision Balance at October 31, 2007
		Cash	Non-Cash
2007:
Workforce reductions
-MDSPS	$16	$(9)	$-	$7
-MDS Nordion	-	-	-	-
-MDS AT	1	-	-	1
-Corporate and other	1	-	-	1
	18	(9)	-	9
Equipment and other asset write-downs adjustments
-MDSPS	1	-	1	2
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
- Corporate and other	-	-	-	-
	1	-	1	2
Contract cancellation charges
-MDSPS	5	(5)	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
Corporate and other	-	-	-	-
	5	(5)	-	-
Other:
MDSPS	5	(2)	(3)	-
MDS Nordion	-	-	-	-
MDS AT	-	-	-	-
Corporate and other	8	(7)	1	2
	13	(9)	(2)	2
Total for 2007 Plan	$37	$(23)	$(1)	$13
Remaining reserve balance, total				$14

18.	Other Items

a) Other income (expense) net

	2007	2006	2005
Write-down of other long-term assets	$-	$(1)	$(7)
Write-down of investments	(6)	-	(6)
Gain on sale of long-term assets	3	2	-
Loss on sale of Hamburg clinic	(4)	-	-
Gain on sale of business	1	-	-
Acquisition integration costs	(4)	-	-
FDA provision	(61)	-	-
Valuation provision	(2)	-	-
Protana settlement	5	-	-
MAPLE settlement	-	(36)	-
Insurance settlement	-	2	-
Foreign exchange loss	(16)	(3)	(1)
Gain on embedded derivative	4	-	-
Other expense - net	$(80)	$(36)	$(14)

b)	Non-cash items affecting net income
	2007	2006	2005
Depreciation and amortization	$79	$54	$46
Stock option compensation	4	4	3
Deferred revenue	(5)	(7)	(12)
Future income taxes	31	17	(34)
Equity earnings – net of distribution	(1)	16	15
Write-down of MAPLE assets	-	9	-
Write-down of investments	8	-	5
Write-down of intangibles	1	-	7
Loss (gain) on sale of business	4	(2)	-
(Gain) loss on disposal of equipment and other assets	-	1	6
Gain on sale of investment	(2)	-	-
Mark to market of derivatives	(5)	5	39
Amortization of purchase price adjustments	14	-	-
Other	-	(3)	1
	$128	$94	$76

c)	Changes in non-cash working capital balances relating to operations
	2007	2006	2005
Accounts receivable	$(32)	$(18)	$(25)
Unbilled revenue	23	(25)	(29)
Inventories	(19)	49	(6)
Prepaid expenses and other	33	(3)	(7)
Accounts payable and deferred revenue	78	(39)	84
Income taxes	-	(55)	(16)
	$83	$(91)	$1

19.	Income Taxes

a)	Income tax provision
The components of the Company’s loss before income taxes, minority interests and the related provision for income taxes are presented below:

	2007	2006	2005
Canadian	$(33)	$(6)	$(38)
Foreign	(23)	(7)	(5)
Loss from continuing operations before income taxes	$(56)	(13)	(43)

The components of the income tax recovery are as follows:

	2007	2006	2005
Canadian income tax (provision) recovery
Current	$25	$70	$3
Deferred	7	(30)	14
Foreign income tax (provision) recovery
Current	-	(5)	(4)
Deferred	(9)	-	1
Income tax recovery	$23	$35	$14

The reconciliation of the Canadian Federal and provincial tax rate to the reported effective income tax rate is set out below.

	2007	2006	2005
	%	%	%
Combined federal and provincial tax rate	35.0	35.0	35.0
Increase (decrease) in tax rate as a result of:
Tax credits for research and development	20.6	245.4	17.5
Foreign losses that have not been recognized, net	(13.4)	(31.5)	(12.8)
Impact of differential foreign tax rates	3.6	10.0	2.3
Amortization not deductible for tax	(0.8)	(3.8)	(0.5)
Investments and write-downs	(1.7)	(13.8)	(10.0)
Impact of tax rate changes on deferred tax balances	3.7	29.2	-
Stock compensation	(2.1)	(12.3)	(2.3)
Other	(3.8)	11.0	3.4
Effective income tax rate	41.1	269.2	32.6

b)	Deferred tax assets and liabilities
Components of the current deferred tax assets and liabilities consist of the following temporary differences:

	2007	2006
Deferred tax assets
Tax benefit of losses carried forward	$39	$100
Book value in excess of tax basis	3	(2)
Investment tax credits	1	-
Provisions and reserves	27	2
Deferred tax assets before valuation allowance	70	100
Valuation allowance	(21)	(53)
	49	47
Deferred tax liabilities
Book value in excess of tax basis	(167)	(77)
Tax benefit of losses carried forward	35	-
Other comprehensive income	(31)	(20)
Tax on investment tax credits recognized for accounting purposes	(19)	(9)
Provisions and reserves not deductible for tax	4	3
	(178)	(103)
Net deferred tax liabilities	$(129)	$(56)

The Company has not provided for deferred income taxes on the undistributed earnings of foreign subsidiaries, as the Company considers those earnings to be reinvested indefinitely outside of Canada.  The Company cannot reasonably estimate the amount of additional deferred income tax liabilities or foreign withholding taxes that may be payable should these earnings be distributed in the future.

c)	Tax losses carried forward
As at October 31, 2007, the Company has deferred tax assets relating to net operating loss carryforwards of $74 million (2006 –  $100 million; 2005 – $135 million) before valuation allowances, including $35 million that have been classified as a reduction in deferred tax liabilities.  These assets relate to $202 million (2006 – $370 million; 2005 $369 million) of tax loss carryforwards.  Of the total losses, $9 million (2006 – $36 million; 2005 – $41 million) expire by 2011, $122 million (2006 – $159 million; 2005 – $112 million) expire between 2014 and 2026, and the remaining $71 million (2006 – $175 million; 2005 – $217 million) may be carried forward indefinitely.

During 2007, the Company reduced valuation allowances related to $43 million of tax losses and other temporary differences for which tax benefits had previously not been recognized in the accounts.  Upon the acquisition of MDC, the Company met the deferred tax asset recognition criteria for these tax balances, and as a result, reduced the valuation allowances to nil. The impact of this adjustment was to also reduce goodwill recorded related to the acquisition of MDC by $43 million compared to what would otherwise have been reported. These losses and related temporary differences arose from MDS operations prior to the acquisition date of MDC.

d)	Investment tax credits
During the year, the Company recognized $17 million (2006 – $26 million; 2005 – $10 million) of investment tax credits relating to research performed in Canada on its own behalf and for certain customers.

Investment tax credits amounting to $20 million and recognized in prior years were realized in 2006 and recorded as a reduction in income tax expense.  In years prior to 2006, these investment tax credits, which related to the MAPLE project, had been recognized as a reduction of the carrying value of the Company’s interest in the project.

20.	Stock-based Compensation

a)	Stock option plan
At the Company’s annual and Special Meeting of Shareholders held on March 8, 2007, shareholders voted to approve the Company’s 2007 Stock Option Plan (the Plan), which conforms to all current regulations of the New York and Toronto stock exchanges.  Under the 2007 Stock Option Plan, which replaces the Company’s 2006 Stock Option Plan, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company.  The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant.  All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board in its approval.  Except as noted below, stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years.  Certain options granted on April 22, 2005 and all options granted after October 31, 2005 vest evenly over three years and have a term of seven years.  As of October 31, 2007, 11.4 million Common shares had been reserved for issuance under the stock option plan.

	Number (000s)	Weighted Average Exercise Price (C$)	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (C$ millions)

Outstanding October 31, 2005	7,672	$17.76	5.9	$16
Granted	1,019	$20.10
Exercised	(1,859)	$14.76
Cancelled	(982)	$19.94
Outstanding at October 31, 2006	5,850	$18.76	5.3	$9
Granted	1,241	$21.72
Exercised	(982)	$16.47
Cancelled	(554)	$20.35
Outstanding at October 31, 2007	5,555	$19.66	5.3	$10
Vested and expected to vest at October 31, 2006*	5,584	$18.60	5.5	$9
Vested and expected to vest at October 31, 2007*	5,279	$19.66	5.2	$10
Exercisable at October 31, 2006	3,612	$18.42	4.6	$7
Exercisable at October 31, 2007	3,223	$19.01	4.3	$8
*The expected to vest amount represents the unvested options as at October 31, 2007 and 2006 less estimated forfeitures

Options outstanding at October 31, 2007 comprised the following:

				Options Outstanding		Options Exercisable
Range of Exercise Prices (C$)			Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$13.95	-	$15.70	1.6	508	$14.32	508	$14.32
$15.75	-	$17.20	4.5	414	$16.74	276	$16.74
$17.50	-	$19.00	5.4	1,063	$18.41	836	$18.58
$19.05	-	$20.50	5.6	1,182	$19.85	565	$19.79
$20.75	-	$22.50	5.5	2,388	$21.77	1,038	$21.83
			5.3	5,555	$19.66	3,223	$19.01

Stock option compensation expense for 2007 was $4 million (2006 – $2 million; 2005 – $3 million), which has been recorded in selling, general and administration expenses in the consolidated statements of operations and as additional paid-in capital within share capital on the consolidated statements of financial position.

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2007	2006	2005
Risk-free interest rate	4.5%	3.9%	3.8%
Expected dividend yield	0.0%	0.7%	0.7%
Expected volatility	.209	.230	.334
Expected time until exercise (years)	4.35	3.25	5.19

The weighted average fair value of options granted was estimated to be C$5.66 per Common share in 2007, C$4.14 per Common share in 2006, and C$5.98 per Common share in 2005.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility.  The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2007		2006		2005
Aggregate intrinsic value of options exercised	C$	5	C$	12	C$	4
Aggregate grant-date fair value of shares vested	C$	5	C$	7	C$	10

As at October 31, 2007, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $9 million which will be amortized over the weighted average remaining requisite service period of approximately 27 months.

b)	Pro forma impact of stock-based compensation
Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations  For the Company, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro forma disclosures, the Company’s net income and basic and diluted earnings per share would have been:

	2007	2006	2005
Net income	$773	$120	$(7)
Compensation expense for options granted prior to November 1, 2003	(1)	(2)	(4)
Net income (loss) - pro forma	$772	$118	$(11)
Basic earnings per share	5.87	0.82	(0.08)

Diluted earnings per share	$5.85	$0.82	$(0.08)

c)	Incentive plans
Beginning in fiscal year 2004, a mid-term incentive plan was introduced based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005.  The plan replaced a portion of the annual stock option grants with Performance Share Units (PSUs).  Fiscal 2005 expenses include $2 million related to this plan and the plan liability of $4 million was paid in 2006.

During 2005, the Company approved a PSU mid-term incentive plan for senior management (the 2006 MTIP).  All PSUs under the 2006 MTIP vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00, respectively.  The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.  Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash.  During 2006, the C$22.00 price hurdle was met and 50% of the issued units vested.  These vested units were paid out in November, 2007.

During 2006, the Company approved a PSU mid-term incentive plan for senior management (the 2007 MTIP).  All PSUs under the 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively.  The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The Company records the cost of its mid-term incentive compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock option compensation. As at October 31, 2007, the liability for future compensation under the mid-term incentive compensation plans was $14 million (2006 - $8 million).  In fiscal 2007, the Company expensed $5 million related to the mid-term incentive compensation plans (2006 – $8 million).

21.	Employee Benefits

The Company sponsors various pension and other post-retirement benefit plans, including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to employees. Certain benefit plans were curtailed effective January 1, 2008, resulting in a net curtailment gain in fiscal 2006 of $1 million.

Defined benefit pension plans

The Company sponsors one defined benefit pension plan for the benefit of certain of its employees in Canada, one for the benefit of its employees at a Taiwanese subsidiary, and one available to certain US employees. The Canadian plan is based on the highest three or six average consecutive years wages and requires employee contributions, while the Taiwanese plan is based upon years of service and compensation during the last month prior to retirement. The US plan is based on the participants’ 60 highest consecutive months of compensation and their years of service.

All plans are funded and the Company uses an October 31 measurement date for its plans.  The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2007.

The components of net periodic pension cost for these plans for 2007, 2006 and 2005 are as follows:

	Domestic Plans			International Plans
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Pension Cost
Service cost	$4	$3	$3	$-	$1	$1
Interest cost	9	8	8	1	1	1
Expected return on plan assets	(12)	(11)	(10)	(1)	(1)	(1)
Recognized actuarial gain	-	1	-	-	-	-
Amortization of net transition asset	(2)	(2)	(2)	-	-	-
Curtailment gain	-	-	-	-	(1)	-
Net Periodic Pension Cost	$(1)	$(1)	$(1)	$-	$-	$1

The following weighted average assumptions were used in the determination of the net periodic benefit cost and obligation:

	Domestic Plans			International Plans
	2007	2006	2005	2007	2006	2005
Benefit Obligation
Discount rate	5.60%	5.25%	5.25%	4.94%	4.65%	4.65%
Expected return on plan assets	6.75%	6.50%	6.75%	5.94%	5.65%	5.39%
Rate of compensation increase	3.75%	3.75%	3.75%	3.94%	3.86%	3.63%
Benefit Cost
Discount rate	5.25%	5.25%	6.25%	4.85%	5.07%	4.65%
Expected return on plan assets	6.50%	6.75%	7.00%	5.94%	6.08%	5.39%
Rate of compensation increase	3.75%	3.75%	4.25%	3.94%	3.86%	3.63%

Discount rate assumptions have been, and continue to be, based on the prevailing market long-term interest rates at the measurement date.

The change in the benefit obligation, plan assets, and the funded status of the plans for the two most recently completed years were as follows:

	Domestic Plans		International Plans
	2007	2006	2007	2006
Change in benefit obligation
Benefit obligations – beginning of year	$163	$148	$20	$25
Service cost – pension	5	5	-	(6)
Interest cost	9	8	1	1
Benefits paid	(6)	(6)	(2)	-
Actuarial loss	4	-	-	-
Foreign currency exchange rate changes	33	8	3	-
Total benefit obligations – end of year	208	163	22	20

Change in Fair Value of Assets:
Fair value of plan assets, beginning of year	196	171	20	19
MDS contributions	3	2	1	1
Employee contributions	2	2	-	-
Actual return on plan assets	15	19	1	1
Benefits paid	(7)	(6)	(1)	(2)
Foreign currency exchange rate changes	37	8	2	1
Fair value of plan assets – end of year	246	196	23	20
Funded status at end of year – over/(under) funded	$38	$33	$1	$-

A reconciliation of the funded status to the net pension asset recognized in the consolidated statement of financial position is as follows:

	2006
	Domestic Plans	International Plans
Benefit obligation	$163	$20
Fair value of plan assets	196	20
Plan assets in excess of benefit obligations	33	-
Unrecognized net actuarial gains	7	2
Unrecognized transition assets	(22)	-
	$18	$2

A summary of the amounts recognized in the consolidated statements of financial position as of October 31, 2007 and 2006 prior to the application of SFAS 158 is as follows:

	Domestic Plans		International Plans
	2007	2006	2007	2006
Long term pension plan assets	$22	$18	$4	$4
Current liabilities	-	-	-	-
Non-current liabilities	-	-	2	2
Net amount recognized at year end	$22	$18	$2	$2

The pension plan assets are included within long-term investments on the consolidated statements of financial position.

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

2007

Net actuarial loss	$16
Deferred income taxes	(5)
Accumulated other comprehensive income	$11

The weighted-average asset allocation of the Company’s pension plan is as follows:

	Target	Domestic Plans		International Plans
Asset Category		2007	2006	2007	2006
Cash	-	0.1%	-	45.7%	7.2%
Fixed income	35.0%	32.1%	33.5%	19.1%	60.9%
Equities	65.0%	67.8%	66.5%	35.2%	31.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans which are designed to maximize the total rate of return (income and appreciation) after inflation within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company’s expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Expected future benefit payments are as follows:

Years ending October 31
	Domestic Plans	International Plans
2008	$7	$-
2009	7	-
2010	8	-
2011	8	-
2012	9	-
2013-2017	55	3
	$94	$3

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through the other comprehensive income of a business entity.  SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The Company is required to initially recognize the funded status of its defined benefit pension and post-retirement plans and to provide the required disclosures as of October 31, 2007.

The effect of the initial adoption of SFAS 158 on the Company’s accounting for pension plans is as follows.  There was no impact on the Company’s accounting for other post-retirement benefits plans.

	Before Application of SFAS 158	Adjustment	After Application of SFAS 158
Long-term investments	$274	$16	$290
Deferred tax liabilities	163	5	168
Accumulated other comprehensive income	479	11	490

Other benefit plans

These include a supplemental retirement arrangement, a retirement/termination allowance and post retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans for 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Components of Net Periodic Pension Cost
Service cost	$-	$1	$1
Interest cost	1	1	1
Curtailment (gain) loss recognized	-	(1)	(1)
Net Periodic Pension Cost	$1	$1	$1

The assumptions used to determine the net periodic cost for these plans were as follows:

	2007	2006	2005
Weighted Average Assumptions Used to Determine Net Periodic Cost:
Discount rate	5.56%	5.16%	5.18%
Rate of compensation increase	4.16%	4.21%	4.24%
Initial health care cost trend rate	9.10%	10.00%	10.00%
Ultimate health care cost trend rate	4.86%	5.00%	5.00%
Years until ultimate trend rate is reached	5.0	5.0	5.0
Assumptions used to determine net benefit cost:
Discount rate	5.18%	5.31%	6.18%
Rate of compensation increase	4.16%	4.21%	4.41%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in 2007:

	1% Increase	1% Decrease
Change in net benefit cost	$-	$-
Change in benefit obligation	$5	$(4)

The change in the projected benefit obligation and the funded status of the plan is as follows:

	2007	2006
Change in Projected Benefit Obligation
Benefit obligations – beginning of year	$17	$18
Service cost – pension	-	1
Interest cost	1	1
Benefits paid	(1)	(1)
Actuarial gain	-	(1)
Curtailments	-	(2)
Foreign currency exchange rate changes	4	1
Total benefit obligations – end of year	$21	$17

Funded status at end of year – over/(under) funded	$(21)	$(17)

A reconciliation of the funded status is as follows:

	2007	2006
Projected benefit obligation	$21	$17
Fair value of plan assets	-	-
Plan assets in excess (less than) projected obligations	$(21)	$(17)
Unrecognized actuarial gains	-	1
Unrecognized past service costs	-	-
Unrecognized net transition assets	-	-
	$(21)	(16)

The other benefit plan liabilities are included within other long-term obligations on the consolidated statements of financial position.

Based on the actuarial assumptions used to develop the Company’s benefit obligations as at October 31, 2007, the following benefit payments are expected to be made to plan participants:

Years ending October 31,
2008	$1
2009	1
2010	1
2011	1
2012	1
2013-2017	6
Total	$11

During fiscal 2008, the Company expects to contribute approximately $5 million and $1 million to the Company’s pension plans and other benefit plans, respectively.

During 2007, the Company contributed $13 million to defined contribution pension plans on behalf of its employees (2006 – $17 million; 2005 – $18 million).

22.	Segmented Information

In accordance with SFAS No.131, “Disclosures About Segments of an Enterprise and Related Information,” the Company discloses financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates within three business segments – pharmaceutical services, isotopes, and analytical technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The pharmaceutical services business provides pharmaceutical research services; the isotopes business manufactures medical isotopes; and the analytical technologies business manufactures advanced analytical equipment.

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

The information presented below is for continuing operations.

Operating results

				Year ended October 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$284	$280	$-	$564
Service revenues	477	6	72	-	555
Reimbursement revenues	91	-	-	-	91
Total revenues	568	290	352	-	1,210
Direct product cost	-	(147)	(213)	-	(360)
Direct service costs	(332)	(3)	(3)	-	(338)
Reimbursed expenses	(91)	-	-	-	(91)
Selling, general and administration	(130)	(54)	(57)	(24)	(265)
Research and development	-	(4)	(64)	-	(68)
Depreciation and amortization	(35)	(13)	(29)	(2)	(79)
Restructuring charges – net	(28)	-	-	(9)	(37)
Other income (expense) – net	(74)	3	(6)	(3)	(80)
Equity earnings	-	-	53	-	53
Segment earnings (loss)	$(122)	$72	$33	$(38)	$(55)
Capital expenditures	$48	$8	$8	$7	$71

					Year ended October 31, 2006
	MDS Pharma Services		MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$		$290	$148	$-	$438
Service Revenues		458	5	54	-	517
Reimbursement revenues		105	-	-	-	105
Total Revenues		563	295	202	-	1,060
Direct product cost		-	(147)	(149)	-	(296)
Direct service cost		(359)	(3)	-	-	(362)
Reimbursed expenses		(105)	-	-	-	(105)
Selling, general and administration		(125)	(51)	(20)	(24)	(220)
Research and development		-	(5)	(48)	-	(53)
Depreciation and amortization		(30)	(15)	(6)	-	(51)
Restructuring charges – net		-	2	-	5	7
Other income (expense) – net		2	(36)	5	(7)	(36)
Equity earnings		(1)	-	54	(4)	49
Segment earnings (loss)		$(55)	$40	$38	$(30)	$(7)
Capital expenditures		$37	$-	$4	$10	$51

				Year ended October 31, 2005
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$243	$153	$-	$396
Service Revenues	434	4	53	-	491
Reimbursement revenues	95	-		-	95
Total Revenues	529	247	206	-	982
Direct product cost	-	(132)	(137)	-	(269)
Direct service cost	(319)	(2)	-	-	(321)
Reimbursed expenses	(95)	-	-	-	(95)
Selling, general and administration	(116)	(48)	(27)	(19)	(210)
Research and development	(2)	(6)	(44)	1	(51)
Depreciation and amortization	(26)	(13)	(7)	(1)	(47)
Restructuring charges – net	(20)	(3)	(3)	(25)	(51)
Other income (expense) – net	(15)	1	1	(1)	(14)
Equity earnings	-	-	46	(5)	41
Segment earnings (loss)	$(64)	$44	$35	$(50)	$(35)
Capital expenditures	$24	$50	$5	$23	$102

Financial position
As at October 31
			Additions		Equity investments
		Total Assets[1]	Property, Plant and Equipment	Goodwill
MDS Pharma Services	2007	$835	$48	$-	$3
	2006	858	37	1	4
MDS Nordion	2007	$789	$8	$-	$-
	2006	621	-	-	-
MDS Analytical Technologies	2007	$857	$8	$364	$38
	2006	132	4	-	32
Corporate and Other	2007	$537	$7	$-	$11
	2006	536	10	-	26
Total	2007	$3,018	$71	$364	$52
	2006	2,147	51	1	62
1Total assets for 2006 exclude assets held for sale relating to discontinued operations.

Revenues by end-customer location
Years ended October 31
		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	2007	$62	$247	$214	$16	$29	$568
	2006	28	288	217	9	21	563
	2005	28	292	179	4	26	529
MDS Nordion	2007	$10	$162	$45	$47	$26	$290
	2006	11	164	45	57	18	295
	2005	10	130	47	44	16	247
MDS Analytical Technologies	2007	$71	$154	$80	$42	$5	$352
	2006	12	83	63	40	4	202
	2005	21	81	62	39	3	206
Total	2007	$143	$563	$339	$105	$60	$1,210
	2006	51	535	325	106	43	1,060
	2005	59	503	288	87	45	982

Revenues earned outside of Canada, reflecting export sales, along with revenues earned by operating units based outside of Canada, made up approximately 90% of net revenues for 2007. MDS Pharma, MDS Nordion and MDS AT contributed 47%, 24% and 29% of total revenues, respectively, in 2007.

Property, plant and equipment by segment and geographical location
As at October 31
		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	2007	$41	$81	$54	$2	$-	$178
	2006	45	60	48	2	-	155
MDS Nordion	2007	$118	$-	$6	$-	$-	$124
	2006	106	-	4	-	-	110
MDS Analytical Technologies	2007	$15	$12	$2	$2	$-	$31
	2006	14	3	1	1	-	19
Corporate and Other	2007	$53	$-	$-	$-	$-	$53
	2006	50	-	-	-	-	50
Total	2007	$227	$93	$62	$4	$-	$386
	2006	215	63	53	3	-	334

Goodwill by segment and geographical location
As at October 31
		Canada	US	Europe	Total
MDS Pharma Services	2007	$142	$246	$16	$404
	2006	123	246	14	383
MDS Nordion	2007	$2	$-	$-	$2
	2006	3	-	-	3
MDS Analytical Technologies	2007	$12	$364	$-	$376
	2006	11	-	-	11
Total	2007	$156	$610	$16	$782
	2006	137	246	14	397

The geographic allocation of goodwill for MDS Analytical Technologies is preliminary pending completion of the purchase valuation and purchase price allocation.

23.	Commitments, Contingencies, and Guarantees

a)	Lease and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and laboratory facilities. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees which are not reflected in the table below.

As at October 31, 2007, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Sublease Income	Total	Other Contractual Commitments
2008	$22	$(1)	$21	104
2009	22	(1)	21	47
2010	21	(1)	20	41
2011	17	-	17	23
2012	15	-	15	27
Thereafter	47	-	47	206
	$144	$(3)	$141	448

Net rental expense for premises and equipment leases of continuing operations for the year ended October 31, 2007 was $28 million (2006 - $19 million; 2005 - $24 million).

b)	Contractual commitments
Included in other contractual commitments above is $336 million associated with long-term supply arrangements and other long-term commitments with major electricity producers comprising the majority of the Company’s expected cobalt purchases.

Other contractual commitments included a remaining four-year commitment totaling $67 million (2006 - $61 million) relating to the outsourcing of the information technology infrastructure.

Net sales of certain products of the Company are subject to royalties payable to third parties.   Royalty expense recorded in cost of revenues amounted to $7million , $9 million, and $5 million in October 31, 2005, 2006 and 2007, respectively.

c)	Liability insurance
The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period.  The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company.  Accruals for estimated losses related to self-insurance were not material at October 31, 2007.

d)	Indemnification provisions
The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations; however, the Company maintains liability insurance totaling $100 million that limits the exposure and enables the Company to recover certain future amounts paid, less any deductible amounts pursuant to the terms of the respective policies.

e)	Guarantees
Guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $21 million (2006 - $20 million).  No liabilities have been recorded by the Company related to these guarantees.

2007			2006
	Maximum Potential Exposure	Range of terms of guarantees	Maximum Potential Exposure	Range of terms of guarantees
Contracts contingent upon changes of an asset, liability or equity of the guaranteed party	3	Nov 2007 – Feb 2010	4	Oct 2006 – Feb 2010
Performance guarantees	18	Jan 2007 – Oct 2008	15	Oct 2006 – Oct 2008
Indirect guarantees of the indebtedness of other parties	-		1	Oct 2006 – Jan 2007
Total	21		20

24.	Litigation

Various lawsuits, claims and proceedings of a nature considered normal to its business are pending against the Company. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company’s consolidated financial statements.

25.	Asset Retirement Obligation

In accordance with the FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”, companies must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.

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

The Company has pledged a $17 million letter of credit in support of future site remediation costs for the Kanata facility, which is included in the performance guarantees amount described in Note 23.

26.	Financial Instruments and Financial Risk

a)	Foreign currency and interest rate contracts
The Company uses foreign currency forward and option contracts to manage its foreign exchange risk.  Certain Canadian operations of the Company are expected to have net cash inflows in 2008and subsequent years denominated in US dollars.  The Company enters into foreign exchange contracts to hedge a portion of these cash flows.  The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than24 months into the future.  Prior to fiscal 2007, the majority of forward contracts entered into by the Company did not qualify ashedgesfor accounting purposes.

Included in revenues are gains from realized foreign exchange contracts for the year of $4 million (2006- $14million; 2005- $39million).  During the year, the Company realized other net foreign exchange lossesof $16 million
(2006- $3million loss; 2005- $1 million loss), which it reported in the consolidated statements of operations.

As at October 31, 2007, the Company had outstanding foreign exchange contracts in place to sell up to $34 million, at a weighted average rate of C$1.1280, maturing over the next five months.  The Company also had interest rate swap contracts that economically convert a notional amount of $80 million of debt from a fixed to a floating interest rate.  In 2007, a $1 million gainwas recorded in other expense (2006, - nil; 2005 - $2million loss). In December, 2007 the Company exited the swap contract and will record a gain of $2million in its fiscal 2008 first quarter.

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

The Company is also exposed, in its normal course of business, to credit risk from its customers.  No single party accounts for a significant balance of accounts receivable.   As at October 31, 2007, accounts receivable is net of an allowance for uncollectible accounts of $5 million (2006 - $4 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company.  The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by a counterparty, the carrying value of the company’s financial instruments represents the maximum amount of loss that would be incurred.

c.	Fair value
Cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities, and income taxes assets and liabilities – these assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

As at October 31, 2007 and 2006, the financial instruments classified as long-term investments were carried at amounts that approximate their estimated fair values.

For derivative financial instruments, (foreign exchange and interest rate swap contracts), the carrying amounts, and fair values at October 31, 2006 and 2007, are as follows:

		2007 Carrying Amount	2007 Fair Value	2006 Carrying Amount	2006 Fair Value
Net asset (liability) position:
Currency forward and option	- assets	$7	$7	$1	$1
Currency forward and option	- liabilities	$(12)	$(12)	$-	$-
Interest rate swap and option contracts		$(1)	$(1)	$(2)	$(2)

All currency forward contracts were eligible for hedge accounting as at October 31, 2007.  The Company recorded a
$4 million gain in 2006 as a result of marking expired, ineligible options to market.

As of October 31, 2007, $7 million of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to income during the next 12 months.  In addition, the Company has $12 million of derivative liabilities on derivative instruments associated with long-term debt that have not been designated as hedges.

27.	Canadian GAAP Supplemental Information

The US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

i)
Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these financial statements and in certain of the supporting notes.

ii)
Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

iii)
Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

iv)
Embedded derivatives – Under SFAS 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

v)
Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

vi)
Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

vii)
Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

viii)
Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

Recent Canadian accounting pronouncements

a)
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b)
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c)
Financial instruments – The CICA issued section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861,  “Financial Instruments – Disclosure and Presentation”.

The Company is required to adopt Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective February 1, 2008. The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

The increase (decrease) in income from continuing operations resulting from the material GAAP differences is summarized in the tables below:

Income Statement - 2007		US GAAP	Joint Ventures (i)	Other	Ref.	Cdn GAAP
Total revenues		$1,210	$45	$(2)	v	$1,253
Total cost of revenues		(789)	(3)	7	ii, iii	(785)
SG&A		(265)	(3)	(2)	vii, viii	(270)
R&D		(68)	30	9	ii, iii	(29)
Depreciation and amortization		(79)	(9)	(3)	ii	(91)
Other, net		(117)		-	ii, iv	(117)
Operating income (loss)		(108)	60	9		(39)
Interest expense, net		(1)		(1)	A	(2)
Income taxes		23		(16)	iii	7
Equity earnings		53	(60)	7	A	-
Income (loss) from continuing operations	$	(33)	$-	$(1)		$(34)
Basic EPS from continuing operations		$(0.25)	$-	$(0.01)		$(0.26)
Legend: A – classification of interest derivative mark to market adjustment and equity earnings; ii – Research and development ; iii – investment tax credits; iv – embedded derivatives; v - Hedge accounting; vii – Pensions (SFAS 158); viii – stock-based compensation;

Income Statement - 2006	US GAAP	Joint Ventures (i)	Other	Ref.	Cdn GAAP
Total revenues	$1,060	$42	$5	v	$1,107
Total cost of revenues	(763)	(2)	15	iii, ii	(750)
SG&A	(220)	(1)	(3)		(224)
R&D	(53)	28	7	ii	(18)
Depreciation and amortization	(51)	(9)	(3)	ii	(63)
Other, net	(29)		25	iii	(4)
Operating income (loss)	(56)	58	46		48
Interest expense, net	(6)		-		(6)
Income taxes	35		(48)	iii	(13)
Equity earnings	49	(58)	9	A	-
Income (loss) from continuing operations	$22	$-	$7		$29
Basic EPS from continuing operations	$0.15	$-	$0.06		$0.21

Income Statement – 2005	US GAAP	Joint Ventures(i)	Other	Ref.	Cdn GAAP
Total revenues	$982	$33	$30	v	$1,045
Total cost of revenues	(685)	-	6	iii	(679)
SG&A	(210)	9			(201)
R&D	(51)	11	13	ii	(27)
Depreciation and amortization	(47)	(4)	-		(51)
Other, net	(65)		(6)	A	(71)
Operating income (loss)	(76)	49	43		16
Interest expense, net	(8)		2	A	(6)
Income taxes	14		(23)	iii	(9)
Equity earnings	41	(49)	8	A	-
Income (loss) from continuing operations	$(29)	$-	$30		$1
Basic EPS from continuing operations	$(0.21)	$-	$0.21		$-

There is no impact on income or earnings per share from discontinued operations as a result of GAAP differences.

The increase (decrease) in balances on the consolidated statements of financial position resulting from the material GAAP differences is summarized in the tables below:

Statement of Financial Position - 2007	US GAAP	Joint Ventures(i)	Other	Cdn GAAP
Cash and short-term investments	$337	$14	$(1)	$350
Other current assets	636	7	(5)	638
Current assets	973	21	(6)	988
Property, plant, and equipment	386	4	-	390
Long-term investments and other	290	(39)	33	284
Other long-term assets	1,369	18	15	1,402
Total assets	$3,018	$4	$42	$3,064

Current liabilities	$616	$-	$7	$623
Deferred income tax liabilities	168	-	14	182
Other long-term liabilities	337	-	(1)	336
Total liabilities	1,121	-	20	1,141
Share capital	492	-	-	492
Additional paid-in capital	73	-	(63)	10
Retained earnings	842	-	103	945
Accumulated comprehensive income	490	(4)	(10)	476
Total shareholders’ equity	1,897	(4)	30	1,923
Total liabilities and shareholders’ equity	$3,018	$(4)	$50	$3,064

Statement of Financial Position - 2006	US GAAP	Joint Ventures	Other		Cdn GAAP
Cash and short-term investments	$382	$6	$-		$388
Other current assets	685	9	1		695
Current assets	1,067	15	1		1,083
Property, plant, and equipment	334	4	1		339
Long-term investments and other	176	(34)	28		170
Other long-term assets	766	16	10		792
Total assets	$2,343	$1	$40		$2,384

Current liabilities	$471	$1	$2	$	$ 474
Deferred income tax liabilities	103	-	(21)		82
Other long-term liabilities	415	-	(1)		414
Total liabilities	989	1	(20)		970
Share capital	566	-	-		566
Additional paid-in capital	69	-	(63)		6
Retained earnings	391	-	104		495
Accumulated comprehensive income	328	-	19		347
Total shareholders’ equity	1,354	-	60		1,414
Total liabilities and shareholders’ equity	$2,343	$1	$40		$2,384

28.	Subsequent Events

Subsequent to the year-end, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion's external beam therapy and self-contained irradiator product lines for $15 million cash. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008.

The net assets to be sold associated with these product lines amounted to $19 million as at October 31, 2007, including property plant, and equipment of $5 million and net working capital of $14 million. There is no goodwill recorded in the accounts of the Company related to these product lines. The Company expects to report a loss as a result of this transaction, including all costs associated with the disposal, in the range of $4 million to $6 million in the second quarter of 2008.

On November 30 and December 5, 2007. MDS announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from a primary supplier, Atomic Energy of Canada Limited while the supplier completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. The supplier worked closely with industry regulators on this matter, and they were able to resume production in late December.

29.	Comparative Figures

Certain figures for the previous years have been reclassified to conform with the current year’s consolidated financial statement presentation.

Document No. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 22, 2008

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2007 and its financial position as at October 31, 2007.  This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow.  For additional information and details, readers are also referred to the unaudited quarterly financial statements and quarterly MD&A for 2007, the Company’s Annual Information Form for 2007 (AIF), and the Company’s Form 40-F, each of which is published separately and is available at www.mdsinc.com,  at www.sedar.com, and at www.sec.gov.

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

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

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

Use of non-GAAP measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted EPS; operating working capital; net revenue; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financialstatements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.

Under US GAAP, we report only our direct revenues from sales to the joint ventures.  We also report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Adoption of USGAAP
Historically MDS prepared its consolidated financial statements in accordance with Canadian GAAP and provided a reconciliation to US GAAP. We have now adopted US GAAP effective with the reporting of our fiscal 2007 annual results as our primary reporting standard for our consolidated financial statements. We have adopted US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies. The consolidated financial statements, including the related notes, and this MD&A have therefore been prepared based on US GAAP. All figures for prior years contained in these documents have been revised to reflect the adoption of US GAAP as our reporting standard. All financial statements and MD&A previously filed by the Company,including those filed for interim reporting purposes during 2007, were prepared under Canadian GAAP.

The adoption of US GAAP has the following significant impacts on the financial reports of MDS, the impact of which vary,year to year:

▪
Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. The Company’s proportionate share of the joint ventures in which it has an interest are added to the statements of financial position, operations, shareholders’ equity, and cash flows on a line-by-line basis,and the Company’s share of revenues, cost of sales, research and development (R&D) expenses and selling, general, and administration(SG&A)expenses associated with transactions with the joint venture are eliminated.

US GAAP does not permit proportionate consolidation, and entities that are subject to joint ownership and control are considered to be significantly influenced and are accounted for by the equity method. Under US GAAP, the Company records its share of the net income of the joint venture on a single line of its consolidated statement of operationslabeled “equity earnings” that is shownbelow income from operations.

This change does not have an impact on net income;however,as a result of adopting US GAAP, the segment income statement for MDS Analytical Technologies reports lower revenues, lower expenses, limited income from operations, and substantial equity earnings.

▪
Under Canadian GAAP, the Company is required to defer and amortize R&D expenditures, provided certain criteria are met. MDS Analytical Technologies conducts a significant portion of the Company’s R&D activities that qualify for capitalization under Canadian GAAP.

Under US GAAP, all annual R&D expenditures are expensed as incurred. The impact of adopting US GAAP has been to reduce operating income and net income by an amount equal to the difference between the amount of R&D spending capitalized in a year and the amount of amortization recorded in a year related to R&D capitalized in prior years.

▪
Under Canadian GAAP, the Company records all R&D investment tax credits (ITCs) as a reduction in the expenditure to which the ITCs relate. MDS conducts a significant amount of R&D on its own behalf and on behalf of others that qualifies for ITCs. The ITCs related to R&D conducted on behalf of others were reported as a reduction in the costs of revenues in our previously filed financial reports and the ITCs associated with R&D conducted on our own behalf were reported as a reduction in R&D expenses.

Under US GAAP, the Company will record non-refundable ITCs as a reduction in the current income tax expense in the year in which the credits are earned. Although this change does not impact net income, R&D and direct cost of services expenses have increased and income tax expense has decreased compared to the amounts that would be reported under Canadian GAAP.  Refundable ITCs continue to be reported as a reduction in the related expenditures.

▪
In addition to ITCs related to R&D, the Company earned ITCs on the MAPLE project in prior years. These ITCs were recorded as a reduction in the carrying value of the MAPLE project in those prior years, and, accordingly, reduced the amount of the loss reported on the disposal of our interest in the facility in 2006. Under US GAAP, these ITCs were also reportedas a reduction in income tax expense and therefore the amount of the loss reported for the disposal of MAPLE has been increased, with a corresponding decrease in the income tax expense for the year.

▪
Under Statement of Financial Accounting Standard (SFAS) 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not a functional currency of one of the contract parties but which is a currency in common usage in the economic environment of one of the contracting parties. The Company elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

▪
We have changed the presentation of our revenues and cost of revenues to present product revenues and costs separately from those for services. The majority of revenues earned by MDS Nordion and MDS Analytical Technologies are product revenues. Service revenues reported for these segments relate primarily to service, installation, and consulting services that are sold to customers on a stand-alone basis. All revenues reported for the MDS Pharma Services segment are from the sale of contract research and related services.

▪
We have adopted SFAS 158 – “Employers’ accounting for defined benefit plans and other post-retirement benefits”. This new standard requires that companies reflect the funded status of post-retirement obligations as an asset or liability and record the portion of this asset or liability that has not yet been recognized in income as a component of accumulated other comprehensive income. MDS sponsors one significant defined benefit pension plan and a number of other, smaller, pension and post-retirement benefit plans. As a result of adopting SFAS 158, we recorded a $16 million increase in net pension assets associated with these plans (see note 21 – Employee Benefits).

▪
Under US GAAP, we are required to account for certain equity-based incentive compensation plans under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

The impacts of the differences between US and Canadian GAAP are described in a reconciliation to Canadian GAAP that has been provided in note 27 to the consolidated financial statements. A summary of these impacts appears below:

		2007	2006	2005
Total revenues – US GAAP		$1,210	$1,060	$982
Total revenues – Canadian GAAP		$1,253	$1,107	$1,045

Operating income (loss) – US GAAP		$(108)	$(56)	$(76)
Operating income (loss) – Canadian GAAP	$	(39)	$48	$16

Income (loss)from continuing operations– US GAAP		$(33)	$22	$(29)
Income (loss)from continuing operations– Canadian GAAP		$(34)	$29	$1

Basic EPS - continuing operations – US GAAP		$(0.25)	$0.15	$(0.21)
Basic EPS - continuing operations – Canadian GAAP		$(0.26)	$0.21	$-

In addition to changes that relate to the adoption of US GAAP, the Company changed its presentation of certain revenues that arise from the reimbursement of the Company by our customers (reimbursement revenues) for certain reimbursable out-of-pocket expenses that we incur on behalf of these customers during the conduct of clinical trials (reimbursed expenses). The Company has the right to bill customers for reimbursement of the amounts, but is generally not entitled to a mark-up or other form of profit margin related to these activities. In the financial reports for prior years, the reimbursement revenues were offset against the related out-of-pocket costs, and because these amounts offset, neither a revenue nor an expense item associated with this activity was reported.

In the current presentation, the Company is reporting reimbursement revenues and reimbursed expenses on a gross basis as separate lines on the consolidated statements of operations.As a result of this change, although both total revenues and total expenses have increased, there is no impact on operating income reported. This change in presentation reflects a reconsideration of the Company’s reporting of revenues under both Canadian and US GAAP. We now believe that the presentation used in prior Canadian GAAP financial statements is not permitted under Canadian GAAP. While this change does not reflect a Canadian - US GAAP difference, it does reflect a change in the presentation compared to the previously filed Canadian GAAP financial statements and therefore, comparative amounts reflected in these annual consolidated financial statements have been revised to reflect this change on both a Canadian and a US GAAP basis.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

Change in reporting currency to US dollars
MDS has historically measured and presented its consolidated financial statements in Canadian dollars. Effective November 1, 2006, we adopted the US dollar as our reporting currency as a significant portion of revenues, expenses, assets and liabilities are denominated in US dollars, the global character of the Company’s operations has increased dramatically following the divestiture of the diagnostics business, and the majority of the companies with which we compete report their financial results in US dollars; consequently, we believe that investors will gain a better understanding of our operating results when they are presented in US dollars.

The functional currency of MDS Inc., the parent company and reporting entity, remains the Canadian dollar. When there is a change in reporting currency, US GAAP requires that financial statements for previous years be presented using a translation method that retains the company’s functional currency (in this case, the Canadian dollar) as the currency of measurement.  For comparative purposes, we have prepared US-dollar historical financial statements by translating the previously reported Canadian dollar amounts using the following methods and exchange rates:

Revenues, expenses, and cash flows– translated into US dollars using the weighted-average exchange rate for the applicable periods.

Assets and liabilities– translated into US dollars using the exchange rate in effect at the end of the applicable period.

Share capital– Share capital transactions were translated into US dollars using the exchange rate in effect when the transaction occurred.

Retained earnings– Net income transactions were translated into US dollars as described above. Other transactions affecting retained earnings, principally as a result of dividend payments and share repurchases, weretranslated into US dollars using the exchange rate in effect when the transaction occurred.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and/or services to customers in markets around the world.

Strategic initiatives and discontinued operations
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company’s areas of focus.  During fiscal 2006, we completed a number of transactions in pursuit of this renewed focus, culminating in the announcement on October 5, 2006 of the sale of our remaining Canadian diagnostics businesses for gross proceeds of C$1.3 billion, which included amounts ultimately paid to holders of minority interests in these businesses.

On February 26, 2007, we announced the closing of this transaction. Under the terms of the final agreements, MDS received net cash proceeds (after expenses and taxes) of $929 million cash and a $65 million non-interest bearing promissory note due in 2009. After paying costs of the transaction, taxes and distributions to our minority partners in these businesses, we reported a gain of approximately $0.8 billion in our second quarter.

On February 26, 2007, coinciding with the completion of the sale of the diagnostics businesses, we announced the launch of a substantial issuer bid to repurchase MDS Common shares.  Under the bid, which closed on April 9, 2007, we repurchased 22.8 million Common shares for $441 million at an average price of C$21.90.

As a result of these transactions, we now treat our former diagnostics segment as a discontinued operation. All financial references in this document exclude those businesses that we consider to be discontinued, unless otherwise noted.  Our discontinued businesses include our diagnostics businesses, our interest in Source Medical Corporation, which was sold in November 2006, and certain non-strategic pharmaceutical research services businesses.

Acquisition of Molecular Devices Corporation
Our September 2005 announcement reconfirmed our commitment to focus on building our life sciences businesses. On January 29, 2007, we announced our agreement to acquire Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing. Under this agreement, which closed on March 20, 2007, MDS acquired all Common shares of MDC for $35.50 per share.

This strategic acquisition marked a significant expansion for MDS. By acquiring Sunnyvale, California-based MDC, with its global sales and service network and leading-edge products, MDS strengthened its leadership position as one of the top global providers of life sciences solutions. We offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.  Upon completion of this acquisition, MDC was combined with our existing Sciex instruments business to form MDS Analytical Technologies.

The acquisition has been accounted for using the purchase method based on certain preliminary estimates relating to the fair value of the assets and liabilities of the acquired company. The total cost of the acquisition was $621 million, including the cash cost of the tender offer, the cash cost to acquire outstanding in-the-money options held by MDC employees, and cash transaction costs. The components of the purchase cost and the preliminary allocation of the costs are as follows:

Cash paid for tendered shares	$587
Cash paid to acquire vested options	27
Cash transaction costs	7
Total cost of acquisition	$621
Preliminary allocation of cost of acquisition:
Cash acquired	$21
Net tangible assets acquired	15
Intangible assets acquired	221
Goodwill	364
Total	$621

Additional details are provided in note 4 to the consolidated financial statements

Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA
	2007	2006	2005
Total revenues	$1,210	$ 1,060	$ 982
Reimbursement revenues	(91)	(105)	(95)
Net revenues	$1,119	$955	$887
Income (loss) from continuing operations	$(33)	$22	$(29)
Income taxes	(23)	(35)	(14)
Net interest expense	2	6	6
Loss (gain) on derivatives	(1)	-	2
Depreciation and amortization	79	51	47
EBITDA	24	44	12
Restructuring charges, net	37	(7)	51
Valuation provisions	8	6	17
MAPLE settlement	-	36	-
Gain on sale of a business/investment	(4)	(2)	-
Provision for FDA-related settlements	61	-	-
Acquisition integration	19	-	-
Adjusted EBITDA	$145	$77	$80
Adjusted EBITDA margin	13%	8%	9%

Net revenues for 2007 were $1,119 million, up 17% from $955 million in net revenues in 2006.  Net revenues for 2006 were up 8% from the $887 million reported in fiscal 2005. Net revenues for 2007 included $138 million from the Molecular Devices division (MD) of MDS Analytical Technologies for the period March 20 to October 31, 2007. Excluding revenues resulting from this acquisition, net revenues were up 3% to $981 million.

Revenue growth was strongest in the Sciex product lines of MDS Analytical Technologies and the Phase II to IV services offered by MDS Pharma Services. Revenue declined in early-stage MDS Pharma Services, as demand for Phase I and bioanalytical services continued to be affected by concerns related to the US Food and Drug Administration (FDA) audit of our Montreal facilities. Revenues from these services were lower in 2007 compared to 2006, offsetting good performance from other early-stage services. MDS Nordion revenues were also lower in 2007 compared to a very strong 2006, as revenues in 2006 were positively impacted by production difficulties experienced by a competitor.

MDS reported a loss from continuing operations of $33 million, compared to income of $22 million in 2006, largely due to the provision for FDA-related customer settlements and provisions for restructuring, which together totaled
$98 million. Excluding the impact of adjusting items, as identified in the table above, adjusted EBITDA was
$145 million compared to $77 million for 2006. Newly acquired MD contributed $33 million of adjusted EBITDA during the period since acquisition. Excluding the impact of MD, adjusted EBITDA was up 45% this year to
$112 million, driven primarily by improved operating results for MDS Pharma Services and strong results from the Sciex product lines.

Fiscal 2006 adjusted EBITDA was down 4% compared to 2005, as strong results from MDS Nordion did not offset weakness in the other businesses. As noted previously, operating results for MDS Nordion in 2006 were driven higher by production difficulties encountered by a competitor.

The declining US dollar remained a significant factor faced by all of our businesses again this year. While the decline in the US dollar has a positive impact on reported revenues earned by the Company in currencies other than the US dollar, costs incurred in those currencies are also higher on a reported basis, resulting in lower operating income. In addition, the revaluation and translation of US-dollar denominated monetary assets owned outside of the US generated a significant foreign exchange loss in 2007. The foreign exchange loss included in operating income for 2007 was
$16 million, compared to $3 million in 2006 and $1 million in 2005.

The on-going efforts to resolve issues raised by the FDA during a review of our Montreal (Canada) area facilities have had a significant impact on the comparability of results for MDS and for MDS Pharma Services year-over-year. In January of 2007, the FDA issued letters to sponsors of generic drug approval applications (ANDA) requiring them to take certain steps to demonstrate to the Agency that the applications contain valid study data. In response to this action by the FDA, we suspended our self-review and redirected these resources to helping our customers to take steps that would address the Agency’s requirements. In our second quarter, we reserved $61 million to provide this assistance andwe have reported this provision as an adjusting item. We have charged the cost incurred on these activities since the end of January 2007 to this reserve. As a result, adjusted EBITDA for fiscal 2007 reflects only $5 million of costs related to the FDA matter, while adjusted EBITDA for fiscal 2006 reflects charges of $28 million, including $8 million recorded in cost of service revenue.  We view the costs that we have incurred in the self-review as a quality assurance cost and therefore we have not treated costs incurred prior to January 2007 as an adjusting item.

In addition to our work to resolve the FDA matter, we launched a significant profit improvement initiative directed at raising the profitability of MDS Pharma Services to a level comparable to that of our peers. This initiative was the primary driver behind $37 million of restructuring charges we recorded this year. In fiscal 2006, we reported a recovery of $7 million of restructuring charges that were originally recorded in 2005. This recovery arose as we were able to negotiate the termination of a global information technology services contract without penalty. Restructuring charges in 2005 amounted to $51 million, the majority of which related to MDS Pharma Services and to initiatives affecting our corporate head office and global support services.

Other adjustments recorded to calculate adjusted EBITDA for 2007 included $8 million of valuation provisions,
$4 million of gains from the sale of businesses and investments, and $19 million of integration costs stemming from our acquisition of MDC. Other adjustments for 2006 included $6 million of valuation provisions and a $2 million gain resulting from the sale of a business. In 2005, we recorded valuation provisions and investment write-downs totaling
$17 million. Each of these adjustments is described in more detail later in this document.

In 2006, we reached an agreement that resulted in a comprehensive change in our relationship with Atomic Energy of Canada Limited (AECL) pertaining to the MAPLE reactor project. The details of the settlement are described in the MDS Nordion section, below. As a result of this settlement, we recorded a $36 million non-cash loss that has been reflected as an adjusting item. Previously, we reported this settlement under Canadian GAAP as a loss of $9 million. The amount of the loss reported for Canadian GAAP purposes was net of accumulated ITCs of $27 million. For US GAAP purposes, these ITCs are reflected as a reduction in income tax expense for the year and the loss on the transaction has therefore increased by the same amount.

Consolidated operating income
	2007	% of net revenues	2006	% of net revenues	2005	% of net revenues
Product revenues	$564	$50%	$438	46%	$396	45%
Service revenues	555	50%	517	54%	491	55%
Net revenues	1,119	100%	955	100%	887	100%
Reimbursement revenues	91		105		95
Total revenues	1,210		1,060		982
Direct cost of products	(360)	(32%)	(296)	(31%)	(269)	(30%)
Direct cost of services	(338)	(30%)	(362)	(38%)	(321)	(36%)
Reimbursed expenses	(91)		(105)		(95)
Selling, general and administration	(265)	(24%)	(220)	(23%)	(210)	(24%)
Research and development	(68)	(6%)	(53)	(6%)	(51)	(6%)
Depreciation and amortization	(79)	(7%)	(51)	(5%)	(47)	(5%)
Restructuring charges	(37)	(4%)	7	1%	(51)	(6%)
Other expenses	(80)	(7%)	(36)	(4%)	(14)	(2%)
Operating loss	$(108)	$(10%)	$(56)	(6%)	$(76)	(9%)
Margins:
Gross margin on products		36%		32%		32%
Gross margin on services		39%		30%		35%
Capital expenditures	$71		$51		$102

Selling, general, and administration (SG&A) expenses for the year was 24% of net revenues or $265 million, up from $220 million in 2006, 23% of net revenues. The increase is primarily attributable to the addition of MD, which incurred $41 million of SG&A since the acquisition date earlier this year, and to the impact of foreign exchange for reportingpurposes.  Fiscal 2006 SG&A expenses included $20 million associated with the self-review of our Montreal bioanalytical operations compared to $4 million this year, and $13 million related to our first year Sarbanes/Oxley (SOx) compliance program compared to $2 million this year. SG&A expenses in 2005 totaled $210 million or 24% of net revenues. In late 2005, we took steps to reduce spending on SG&A, including a significant headcount reduction in corporate and central support services.  Combined SOx and FDA audit spending in 2005 amounted to $10 million.

MDS Analytical Technologies is responsible for the majority of R&D costs we incur. R&D increased from $53 million in 2006 to $68 million in 2007 due primarily to the acquisition of MD during the year.

Depreciation and amortization expense amounted to $79 million, a $28 million increase from 2006. The increase includes $20 million resulting from the acquisition of Molecular Devices. Also, equity earnings reported for the joint ventures are net of $6 million of depreciation and amortization expense recorded by those entities (2006 – $5 million; 2005 – $3million).

The primary item included in other expenses of $80 million for 2007 is the provision of $61 million for FDA-related customer settlements. Fiscal 2006 other expenses included the $36 million loss resulting from the MAPLE settlement, while the $14 million of other expenses in 2005 reflects valuation provisions against long-term investments and intangible assets.

Earnings per share
Adjusted earnings per share (EPS) for the year were as follows:

	2007	2006	2005
Basic earnings per share from continuing operations – as reported	$(0.25)	$0.15	$(0.21)
Adjusted for:
Restructuring charges, net	0.19	(0.04)	0.25
FDA-related customer settlements	0.31	-	-
Valuation provisions	0.06	0.05	0.11
Mark-to-market on interest rate swaps	(0.01)	-	0.01
MAPLE settlement	(0.03)	0.04	-
Gain on sale of business and long-term investments	(0.02)	-	-
Acquisition integration	0.09	-	-
Tax rate changes	-	(0.03)	-
Adjusted EPS	$0.34	$0.17	$0.16

Adjustments made to determine adjusted EPS include all items used to derive adjusted EBITDA. The adjustments also reflect the after-tax impact of the MAPLE arbitration settlement, including $6 million of incremental ITCs realized in fiscal 2007.  In 2006, we revalued certain deferred tax balances based on an enacted Canadian federal rate reduction and a Quebec tax rate increase. The impact of this revaluation was a $4 million reduction in net deferred tax liabilities, and the EPS impact of this was recorded as an adjustment.  In addition, the EPS impact of amortization expense associated with MD acquired intangible assets amounted to $0.07 which has not been treated as an adjusting item.

MDS Pharma Services
Financial Highlights
	2007	% of net revenues	2006	% of net revenues	2005	% of net revenues
Early-stage	$ 254	53%	$ 267	58%	$ 276	64%
Late-stage	223	47%	191	42%	158	36%
Net revenues	477	100%	458	100%	434	100%
Reimbursement revenues	91		105		95
Total revenues	568		563		529
Cost of revenues	(332)	(70%)	(359)	(79%)	(319)	(74%)
Reimbursed expenses	(91)		(105)		(95)
Selling, general and administration	(130)	(27%)	(125)	(27%)	(116)	(27%)
Research and development	-	-	-	-	(2)	-
Depreciation and amortization	(35)	(7%)	(30)	(6%)	(26)	(6%)
Restructuring charges	(28)	(6%)	-	-	(20)	(5%)
Other income (expense)	(74)	(16%)	2	-	(15)	(3%)
Operating income (loss)	(122)	(26%)	(54)	(12%)	(64)	(15%)
Adjustments:
Provision for FDA-related settlements	61	13%	-	-	-	-
Restructuring charges	28	6%	-	-	20	5%
Loss (gain) on sale of a business	4	1%	(2)		-	-
Valuation provision	-	-	-	-	12	3%
	(29)	(6%)	(56)	(12%)	(32)	(7%)
Depreciation and amortization	35	7%	30	6%	26	6%
Adjusted EBITDA	$ 6	1%	($ 26)	(6%)	($ 6)	(1%)
Margins:
Gross margin	30%		22%		26%
Adjusted EBITDA	1%		(6%)		(1%)
Capital expenditures	$ 48		$ 37		$ 24

Net revenues for MDS Pharma Services grew by 4% in 2007, although 17% growth in late-stage services was partially offset by continuing weakness from early-stage services. The growth in late-stage services, which includes Phase II to IV clinical trials services and global central laboratory services, reflects continuing global trends in this marketplace, improved operating discipline and the conversion of some of the backlog growth of recent years into revenues. All of these factors have continued to drive our late-stage revenues since 2005, and the strong growth in 2007 is a continuation of the 21% growth experienced in 2006.

Revenues from early-stage services continue to be affected by the bioanalytical review involving our Montreal-area facilities. The 5% revenue decrease this year follows a 3% decrease for 2006 compared to 2005. Both bioanalytical testing services and Montreal-area Phase I clinic revenues have dropped for reasons that we attribute to this review.

Monthly average backlog was $385 million for the fourth quarter of fiscal 2007, down $45 million or 10% from the end of last year and $65 million from a peak of $450 million in the second quarter of 2007. The decrease in backlog is largely attributable to a higher than normal level of contract cancellations relating to compound failures and customer mergers affecting our Phase II to IV business.  A majority of the revenues earned by the MDS Pharma Services’ business result from  contracts which typically run several months for early-stage clinical trials and as much as several years for Phase III/IV clinical trials.  Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rightsthat may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Combined with the improved conversion of contract backlog, these cancellations contributed to the overall decrease in average monthly pharmaceutical research backlog.

Average monthly backlog
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450
Quarter 3	420
Quarter 4	385

MDS Pharma Services reported an operating loss for the third year in 2007, due in large part to provisions recorded in the second quarter to cover the expected cost of settlements with customers and profit improvement initiatives for the business. These activities resulted in provisions totaling $89 million and we treated them as adjusting items in the determination of adjusted EBITDA for the segment this year.

Adjusted EBITDA for the business improved to income of $6 million compared to losses of $26 million last year and
$6 million for 2005. Fiscal 2006 adjusted EBITDA is net of $24 million of costs incurred by the division related to a self-review of bioanalytical laboratory study methods instituted late in 2005 in response to an FDA site audit. Fiscal 2007 adjusted EBITDA is net of $4 million of such costs, and all FDA-related costs since January 2007 have been charged to a reserve established in the second quarter of 2007 for this purpose.

SG&A expenses for the segment were $130 million compared to $125 million in 2006 and $116 million in 2005. The SG&A figure for 2006 also includes $16 million of FDA review costs compared to $4 million for 2007.  Foreign currency losses associated with asset revaluation amounted to $9 million in 2007 compared to $2 million in 2006 and
$3 million in 2005.  The majority of these losses arise due to the drop in the US dollar.  Depreciation and amortization, which has been rising as we have expanded facilities in Lyon, Lincoln, and New Jersey, was $35 million compared to
$30 million in 2006 and $26 million in 2005.

Other expense for 2007 includes a provision of $61 million primarily for customer reimbursements related to costs that they are expected to incur to comply with FDA requirements for the re-validation of certain study data originating from studies conducted at our two Montreal-area facilities. We also recorded a loss of $4 million during the year as a result of the sale of our Hamburg, Germany Phase I clinic and foreign exchange losses of $9 million. Other income in 2006 included a $2 million gain from the sale of an agronomics business and a $2 million insurance settlement for costs related to Hurricane Katrina, which severely damaged our New Orleans Phase I facility in September 2005. This facility was closed during 2007.  Other expense in 2005 reflects the write-off of a long-term loan receivable and the write-off of a five-year licensing fee for technology that we later abandoned. With the exception of the insurance proceeds, these items have been treated as adjusting items in the respective years.

During 2007, we took a number of steps that we expect will help return MDS Pharma Services to a level of profitability that is comparable to our peers in this industry. These actions resulted in restructuring charges totaling $28 million, the majority of which were recorded in the first half of the year. During the second half, we accelerated the implementation of the restructuring plan; however, the impact of these initiatives on fiscal 2007 adjusted operating results was limited due to the implementation timing.  Actions announced or taken during the year included:

▪	The closure of the New Orleans site in the first quarter when both customers and participant populations failed to return to the region.
▪	The sale of an unprofitable Phase I clinic location in Hamburg, Germany, and of a regionally based Phase II to IV business in Spain.
▪	A global workforce reduction of approximately 500 that was 80% implemented by year-end.
▪
Consolidation of certain bioanalytical services in Zurich, Switzerland, and Lincoln, Nebraska, resulting in the closure of a laboratory in Sittingbourne, UK, and a facility reduction in Montreal, Canada.

▪	Consolidation of certain other discovery/preclinical services in Bothell, Washington.
▪	Consolidation of European central laboratory operations in Baillet, France, and a reduction in the size of our Hamburg central laboratory operations.

These 2007 actions continue initiatives begun in 2005, when we recorded a provision of $20 million. We treated these restructuring charges as adjusting items in the respective years.

Final steps in the 2007 restructuring plan for MDS Pharma Services are expected to be completed in the first half of 2008, including the remaining 20% of the workforce reduction.

Capital expenditures for the segment totaled $48 million in 2007 and were focused on our 300-bed expansion in Phoenix, Arizona; expanding our central laboratory facility in Beijing, China; and customer-facing information technology initiatives. Spending of $37 million in 2006 was focused on increasing capacity in Lincoln and Lyon and establishing our new central laboratory in the US. Capital expenditures were $24 million in 2005.

Regulatory review of Montreal bioanalytical operations
During 2007 we continued our efforts to address FDA issues related to our bioanalytical operations in our Montreal, Canada, facilities.

In January 2007, the FDA issued statements that outlined steps that customers of our Montreal bioanalytical facility would be required to take to resolve any outstanding issues.  The FDA directed the sponsors of approved and pending generic drug submissions containing study data produced in these facilities during the period between January 2000 and December 2004 to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies:  1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility or 3) independently audit the original study results.  In addition, the FDA wrote to sponsors of innovator submissions and requested that they advise the FDA of any submissions containing data from those facilities during the affected period.

In their letter to generic sponsors, the FDA imposed a six-month time limit to complete the generic work. This time has since passed, and we believe we have substantially completed all related generic site audits.  We continue to receive a limited number of study audit requests from innovator customers, and expect that we may continue to receive these requests in low numbers in the coming months.

During 2007, we also responded to questions from European regulators about the nature of the work that was done for the FDA.  Although we are not able to assess the potential impact of possible foreign regulatory actions, if any, at this time, we are satisfied with the progression of these discussions.

During the second quarter, we approved and recorded a $61 million provision for a reimbursement policy for clients who have incurred or will incur third-party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have since utilized $11 million of this reserve for such costs, an amount that was partially offset by a $5 million foreign currency translation adjustment on the US-dollar denominated components of the cost estimate.

At October 31, 2007, we were awaiting reimbursement requests for the majority of the generic and innovator study audits that were completed in our facility.  Based on information currently available, we believe that the remaining reserve of $55 million will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

Full and complete resolution of the bioanalytical regulatory issues has been a key area of focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA, other regulators, and our customers to address any regulatory concerns and to support our customers with further follow-up.  The remaining reserve reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients. There can be no assurance at this time that the full balance of this reserve will be required, or that costs will not exceed the amounts we have currently estimated.

MDS Nordion
Financial Highlights
	2007	% of net revenues	2006	% of net revenues	2005	% of net revenues
Product revenues	$ 284	98%	$ 290	98%	$ 243	98%
Service revenues	6	2%	5	2%	4	2%
Net revenues	290	100%	295	100%	247	100%
Cost of product revenues	(147)	(51%)	(147)	(50%)	(132)	(54%)
Cost of service revenues	(3)	(1%)	(3)	(1%)	(2)	(1%)
Selling, general and administration	(54)	(19%)	(51)	(17%)	(48)	(19%)
Research and development	(4)	(1%)	(5)	(2%)	(6)	(2%)
Depreciation and amortization	(13)	(4%)	(15)	(5%)	(13)	(5%)
Restructuring charges	-	-	2	1%	(3)	(1%)
Other income (expense)	3	1%	(36)	(12%)	1	-
Operating income	72	25%	40	14%	44	18%
Adjustments:
MAPLE settlement	-	-	36	12%	-	-
Gain on sale of a business	(1)	-	-	-	-	-
Restructuring charges, net	-	-	(2)	(1%)	3	1%
	71	25%	74	25%	47	19%
Depreciation and amortization	13	4%	15	5%	13	5%
Adjusted EBITDA	$ 84	29%	$ 89	30%	$60	24%
Margins:
Gross margin	49%		50%		46%
Adjusted EBITDA margin	29%		30%		24%
Capital expenditures	$ 8		$ -		$ 50

Net revenues from our isotopes business were down marginally in 2007, dropping 2% compared to the prior year.  Net revenues for 2006 were exceptionally strong as a major competitor announced a voluntary recall of technetium generators, used primarily for cardiac imaging, while they addressed sterility issues at their primary manufacturing facility.  This facility was out of production for most of the first six months of fiscal 2006 and sales volumes for our isotopes business increased during this time.  We estimate that up to $14 million of high-margin revenues were realized in the first two quarters related to this.  Industry supply returned to normal by the end of May 2006.  Over the past two years, the division has been able to effectively mitigate the decline in the value of the US dollar versus the Canadian dollar by implementing changes to its pricing structure.

In 2004, we concluded a $25 million agreement with Biogen Idec Inc. to buy out certain minimum purchase commitments related to the supply of yttrium-90.  The proceeds of this agreement were recorded as deferred revenue and were recognized in income over the original five-year contract term, which ended in February 2007. Revenues for both prior years include approximately $8 million of deferred revenue related to this contract cancellation penalty. As the deferral period ended in February 2007, revenues for the current year reflect only the remaining $3 million of the contract.

Revenues remained strong in all product lines this year, excluding the impact of market conditions last year. Of particular note, sales of TheraSphere® were up significantly as we launched new centres of excellence in Europe for this cancer treatment option, and we were successful in listing the product on European treatment formularies.

Our supply of cobalt remained strong this year; however, we had fewer production irradiator sales late in 2007 compared to the prior year. Sterilization revenues for both 2006 and 2007 were much higher than was the case in 2005 due to improved cobalt supplies. We continue to see healthy demand for cobalt, and we took steps again this year to increase our supply of cobalt, signing an extension to the 2005 long-term contract with Rosenergoatom (the utility operator responsible for Russia’s nuclear power plants). This 17-year extension represents a commitment of $83 million, and a 30% increase in MDS Nordion’s cobalt-60 capacity by 2016.

Early in fiscal 2006, we were pleased to report the settlement of mediation with AECL related to the MAPLE reactor project. Under this settlement agreement, we exchanged our beneficial interest in the project, along with associated inventories, for $22 million in cash, a non-interest bearing note due over four years beginning November 1, 2008, and a 40-year supply agreement containing terms that are similar to those contained in the previous supply agreement with AECL. We recorded a charge of $36 million in 2006 related to this settlement and we reflected this loss as an adjusting item for the year. In 2007, we recognized $6 million of ITCs related to components of the project that qualify as R&D for tax purposes, compared to $27 million in 2006. We recorded these credits as a reduction in income tax expense for the current year.

AECL also assumed responsibility for capital costs associated with completing construction and commissioning the reactors and processing facility and for future operating costs. MDS has retained certain obligations to assist AECL to defray the costs of any material and unusual regulatory changes, should such a change occur during the life of the current or future supply agreement.  This commitment extends to cover any changes required by international agreements or treaties related to the procurement of highly enriched uranium in the reactors.  We have also retained certain legal rights in the event that the facilities have not met certain milestones, including regulatory approvals and operating rrequirements, by October 31, 2008.

The National Research Universal reactor (NRU) will remain our primary source of reactor isotopes, including molybdenum, while AECL completes the MAPLE facility. In July 2006, AECL announced that the operating licence for this facility was extended to October 31, 2011. Subsequent to October 31, 2007, the NRU was shut down for routine maintenance and then ordered to remain in shutdown mode while certain safety equipment was installed. The reactor was shut down for a period of 4 weeks, resulting in a significant reduction in the available supply of medical isotopes during that period. We have estimated that adjusted EBITDA for the first quarter of 2008 will be reduced by approximately $5 million as a result.

Adjusted EBITDA was $84 million for 2007 compared to $89 million for 2006. The benefit realized in 2006 from the supply problem suffered by a competitor and the extra eight months of contract cancellation revenue recorded in 2006 account for the bulk of the difference between the two years. The balance is attributable to the impact of foreign currency. Fiscal 2005 adjusted EBITDA was substantially lower at $60 million, due primarily to currency and cobalt supply issues.

SG&A expenses were $54 million compared to $51 million in 2006 and $48 million in 2005, largely due to the impact of currency translation for reporting purposes and pension adjustments recorded this year.  Other income of $3 million includes a $4 million embedded derivative gain on a cobalt supply contract.  Depreciation and amortization was lower at $13 million compared to $15 million in the prior year and level with 2005.

During 2007, MDS Nordion signed a number of new customer agreements, strengthening its position in the molecular imaging market. These agreements included a collaboration agreement with Avid Radiopharmaceuticals Inc. (Avid) to support clinical studies for Avid's novel radiopharmaceuticals designed to diagnose and monitor Alzheimer's disease. These trials will use advanced molecular imaging known as single photon emission computed tomography (SPECT). Under the terms of the agreement, MDS Nordion will radiolabel Avid's proprietary compounds for use in proof-of-concept clinical trials for SPECT imaging of Alzheimer's disease. In addition, MDS Nordion is collaborating with the University of Ottawa Heart Institute, Canada's largest cardiovascular health centre, to establish a Molecular Imaging Centre of Excellence to advance cardiology research.

During 2006, MDS Nordion signed two new strategic customer agreements, including a six-year renewable contract with Molecular Insight Pharmaceuticals, Inc. to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia, and a three-year contract with Bradmer Pharmaceuticals Inc., for the development and clinical trial supply of Neuradiab™, a monoclonal antibody conjugated to an isotope and used to treat glioblastoma multiforme, the most common and deadly form of brain cancer.

Although these new agreements are not individually significant, they are consistent with our strategic direction in this business as we focus on broadening our product offerings in medical imaging and radiotherapeutics.

Capital expenditures by MDS Nordion in 2007 totaled $8 million, including amounts spent to expand our production capability in Belgium, where we produce Glucotrace™, an extremely short half-life isotope used for positron emission tomography or PET scans. Capital expenditures were negligible in 2006 as AECL assumed full responsibility for costs incurred in the year for the construction of MAPLE. Capital costs were $50 million in 2005, primarily due to the significant investment then being made in MAPLE. Aside from capital expenditures, MDS Nordion invests significantly in maintenance for its facilities, and all such costs are expensed as incurred.

MDS Analytical Technologies
Financial Highlights
	2007	% of net revenues	2006	% of net revenues	2005	% of net revenues
Product revenues	$280	80%	$148	73%	$153	74%
Service revenues	72	20%	54	27%	53	26%
Net revenues	352	100%	202	100%	206	100%
Cost of product revenues	(213)	(61%)	(149)	(73%)	(137)	(67%)
Cost of service revenues	(3)	(1%)	-	-	-	-
Selling, general and administration	(57)	(16%)	(20)	(10%)	(27)	(13%)
Research and development	(64)	(18%)	(48)	(24%)	(44)	(21%)
Depreciation and amortization	(29)	(8%)	(6)	(3%)	(7)	(3%)
Restructuring charges	-	-	-	-	(3)	(1%)
Other income (expense) net	(6)	(2%)	5	2%	1	-
Operating income	(20)	(6%)	(16)	(8%)	(11)	(5%)
Adjustments:
Equity earnings	53	15%	54	27%	46	22%
Acquisition integration	19	6%	-	-	-	-
Restructuring charges	-	-	-	-	3	1%
	52	15%	38	19%	38	18%
Depreciation and amortization	29	8%	6	3%	7	3%
Adjusted EBITDA	$81	23%	$44	22%	$45	21%
Margins:
Gross margin	39%		26%		33%
Adjusted EBITDA margin	23%		22%		21%
Capital expenditures	$8		$4		$5

Net revenues were up $150 million, or 74%, for MDS Analytical Technologies compared to 2006. The acquisition of MD in March contributed $138 million, or 68% growth. The balance reflects growth in Sciex product revenues, which continued to benefit from strength in small molecule markets where our LC/MS instruments are market leaders. As was the case in 2006, strong sales of high-end instruments were the driver of results this year. Sciex products grew at a 6% rate for the year, and end-user revenues grew at 11% for 2007.  We did not track end-user revenue growth in prior years.

MD has been a strong contributor to segment revenues and adjusted EBITDA since it was combined with Sciex.  During the second half of 2007, MD revenues grew 14% versus the same six-month period in 2006.  Given the strong start, we believe the division is on track to meet or exceed the first-year target of $190 million in revenues and $45 to
$50 million in adjusted EBITDA.

A substantial majority of the Sciex products are sold through two joint ventures. Under these joint venture agreements, Sciex manufactures products that are sold to the joint ventures. The joint ventures, in turn, sell these products to our joint venture partners, earning a profit margin on these transactions. The joint ventures are currently structured so that all profit earned on the worldwide business associated with these products is earned by the joint ventures.

In addition to the role Sciex plays as a manufacturer, Sciex also undertakes R&D and provides certain administrative services to the joint ventures. These activities result in the service revenues reported by MDS Analytical Technologies.

We include equity earnings from the Sciex joint ventures in the determination of adjusted EBITDA for MDS Inc. and for this segment because senior management of the division are actively engaged in the management of these joint ventures and this view is consistent with our internal measurement of the results of this division, as reported to executive management and the Board. Under US GAAP, MDS is required to account for its joint venture activities on an equity basis. These equity earnings are included in income before income taxes on the consolidated statements of operations because we consider these joint venture activities to be a key component of our core operations. Because of this US GAAP reporting requirement, MDS Analytical Technologies reports an operating loss each year, including a loss of
$20 million in the current year, before considering the income earned in the joint ventures.

Adjusted EBITDA was $81 million, up $37 million or 84% compared to 2006. MD contributed $33 million of the increase, with the balance being attributable to improved operating results for Sciex. Aside from including equityearnings, adjustments for the current year included costs related to the integration of MD. We reported $19 million of acquisition integration costs, including $14 million of purchase accounting fair value adjustments for inventory, order backlog, and deferred revenue. There were no additional adjusting items in 2006, and adjustments to 2005 reflected the restructuring costs recorded for the year. Adjusted EBITDA for 2006 was lower than that for 2005 due primarily to the impact of currency on revenues.

SG&A expenses totaled $57 million for 2007, up $37 million compared to 2006 and $30 million for 2005. The increase over 2006 is primarily due to the acquisition of MD. The increase from 2005 to 2006 reflects the impact of currency and initial costs incurred last year associated with new product launches. Unlike Sciex, MD has a significant sales and marketing function. As a result, their SG&A costs are higher than those of Sciex, which has only limited selling expenses.

R&D expense totaled $64 million for 2007, up $16 million from the $48 million spent in 2006. Fiscal 2005 R&D expenses totaled $44 million. The increase includes $13 million of expenses incurred by MD for research and product development during the seven months under MDS ownership. MDS Analytical Technologies invests significantly in new products and during 2007 made approximately seven new product introductions.  MDS Sciex and its joint venture partners introduced the FlashQuant™, a new technology platform that combines triple-quadrupole mass spectrometry with MALDI technology to streamline the identification of viable drug candidates. Molecular Devices announced the first live cell kinetic neurotransmitter transport uptake assembly kit, which aims to improve the quality of assay results while reducing processing time and cost, as well as the release of the AquaMax 2000 and AquaMax 4000 series of microplate washers to add speed and flexibility to microplate washing for bioanalytical assays. During the fourth quarter, MDS Analytical Technologies announced the launch of a significant advance in high-speed imaging technologies with the release of the MetaMorph(R) ICS (Integrated Confocal System), in partnership with VisiTech International, a manufacturer of confocal hardware. The division also introduced a new automated toxicology testing application for drugs of abuse. The new Cliquid™ Drug Screen and Quant Software for Routine Forensic Toxicology applications equips toxicology laboratories for the first time with a built-in library of 1,200 compounds and a search reporting function designed to screen hundreds of drugs in less than 20 minutes.

The $23 million increase in depreciation and amortization in 2007 relates primarily to the acquisition of MD during the year. MD accounts for $20 million of the increase, including $16 million related to the amortization of the preliminary values assigned to purchased intangibles, largely acquired technology.  Also, equity earnings reported for the joint ventures are net of $6 million of depreciation and amortization expense recorded by those entities (2006 – $5 million; 2005 – $3 million).

Capital expenditures totaled $8 million compared to $4 million in 2006 and $5 million in 2005. The increase over prior years relates mainly to the addition of MD and spending on our plants in Singapore and Shanghai, China.

Corporate and Other
Financial Highlights
		2007	2006		2005
Selling, general and administration	$	(24)	$(24)	$	(19)
Research and development		-	-		1
Depreciation and amortization		(2)	-		(1)
Restructuring charges		(9)	5		(25)
Otherexpense		(3)	(7)		(1)
Operating income		(38)	(26)		(45)
Adjustments:
Equity earnings		-	(4)		(5)
Gain on sale of investments		(7)	-		-
Valuation provisions		8	6		5
Restructuring		9	(5)		25
Depreciation and amortization		2	-		1
Adjusted EBITDA		$(26)	$(29)		$(19)

Corporate and other includes costs associated with our Corporate offices and executive management functions, the majority of which are incurred in Canadian dollars. Corporate SG&A for fiscal 2007 was 2% of consolidated net revenues compared to 3% for fiscal 2006 and 2% for 2005. Corporate expenses for 2006 included $4 million associatedwith the costs of the self-review of our Montrealbioanalytical operations.  Costs for 2006 also included the corporate portion of our first-year Sarbanes/Oxley compliance efforts and incremental audit costs associated with that certification.

Corporate results for fiscal 2007 include $9 million of restructuring charges associated primarily with the transition of our global information technology (IT) support services to a new provider and to the reduction of certain central support services following the sale of our diagnostics business. This cost has been treated as an adjusting item for the current year. In 2005, net restructuring charges incurred in Corporate amounted to $25 million  related to plans designed to improve our global competitiveness. In 2006, we were successful in negotiating the termination of a global IT support services contract, and as a result, we did not have to pay a termination fee that had been provided for as part of the 2005 restructuring provision. This reserve was reversed in 2006. Both the 2005 restructuring charge and the 2006 reserve reversal were treated as adjusting items in the respective years.   Adjusted EBITDA for 2007 also includes $3 million of foreign exchange translation losses compared to $6 million in 2006 and none in 2005.

On December 2, 2005, Hemosol Corp. (Hemosol), an investee in which we held approximately 6.5 million shares, declared bankruptcy.  As a result of the bankruptcy, MDS honoured a $20 million guarantee of the company’s bank credit facility.  In doing so, we assumed the loan and the senior security position held by the bank.  During fiscal 2007, we sold our secured interest in Hemosol for total proceeds of $15 million and realized a $2 million gain. In addition, other expense for 2007 is net of $5 million of bankruptcy proceeds resulting from the wind-up of Protana Inc., a successor company to MDS Proteomics. The liquidator for the company advised us of these proceeds late in the fourth quarter and we expect to receive the funds in the first half of 2008.  Both of these gains are treated as adjusting items for the current year.

During fiscal 2007, we recorded a $6 million valuation provision related to our investment in MDS Capital Corp. We began efforts to sell our interest in MDS Capital Corp. in 2005; however, efforts to sell the remaining business were not successful. On-going operations of MDS Capital Corp. were restructured during the year and the company was renamed Lumira Capital Corp. We determined that our investment in MDS Capital Corp. had experienced a decline in value that was other-than temporary and, as a result, we wrote the value of the investment down to our $10 million estimate of recoverable value in the second quarter of 2007.

In early August 2007, we invested in $17 million of Canadian asset-backed commercial paper (ABCP) that has since been affected by the recent liquidity disruption in that market. We recorded a valuation provision of $2 million in our fiscal 2007 fourth quarter as an adjusting item to reflect our estimate of the current value of that asset. The provision reflects management’s best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows.  Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment.

Consolidated interest expense, net
Interest expense for 2007 was $27 million compared to $21 million in 2006 and $15 million in 2005. Prior to February 2006, MDS capitalized interest on a portion of its long-term debt as part of the capital cost of the MAPLE project. We stopped capitalizing this interest when we transferred ownership of this asset to AECL under the terms of our 2006 settlement agreement and,as a result, no interest was capitalized in 2007. In 2006 and 2005, we capitalized $2 million and $9 million of interest, respectively.  The balance of the increase in interest expense is due to rising short-term interest rates and the translation impact of reporting our Canadian dollar interest costs in US dollars.

Interest income was $25 million for fiscal 2007 compared to $15 million in 2006 and $9 million in 2005. Rising short-term interest rates, increasing cash balances, and the translation effect of reporting interest income on Canadian cash reserves in US dollars all contributed to the increase in interest income over the period. In addition, interest income for 2007 includes non-cash accrued interest that we recorded on long-term notes receivable for amounts due from AECL related to the sale ofuranium target inventory to them last year and those related to the sale of our diagnostics business.

Consolidated income taxes
The effective tax rate for 2007 was 41% (2006 – 269%; 2005 – 33%).  The 2007 tax rate was higher than our expected rate of 35%, due largely to the $17 million (2006 –  $46 million; 2005 – $10 million) of investment tax credits that we classified as a reduction of our income tax expense for the year.  As we incurred a loss before income taxes in 2007, we have reported an income tax recovery and, therefore, the impact of the investment tax credits is to increase the amount of the recovery and therefore also to increase the reported tax rate associated with that recovery.

The impact of investment tax credits on our 2006 tax rate was more significant because we applied investment taxcredits totaling $20 million that had been recognized in years prior to 2006 against our income tax expense for 2006. These investment tax credits related to the MAPLE project, and had previously been deferred and recognized as a reduction to the carrying value of the project.  Following the disposal of our interest in the project in 2006, these investment credits were recorded as a reduction of income tax expense.

During 2007, we incurred losses in certain foreign jurisdictions where we currently do not meet the criteria for recognition of a deferred tax asset.  As a result, we have recorded full valuation allowances against these losses. The impact of these losses resulted in a reduction to our income tax recovery, reducing our effective income tax rate by 13% (2006 – 32%; 2005 – 13%).

Discontinued operations
The results of our discontinued businesses were as follows:
	2007	2006	2005
Net revenues	$95	$362	$555
Cost of revenues	(57)	(225)	(392)
Selling, general and administration	(16)	(53)	(95)
Depreciation and amortization	-	(10)	(12)
Goodwill write-down	-	-	(13)
Restructuring charges	-	(1)	(9)
Other expenses	-	(3)
Operating income	22	70	34
Gain on sale of discontinued operations	904	24	-
Interest expense	-	-	(1)
Interest income	1	2	3
Income taxes	(117)	7	(7)
Minority interest	(5)	(8)	(9)
Equity earnings	1	3	2
Income from discontinued operations	$806	$98	$22
Basic EPS from discontinued operations	$6.12	$0.68	$0.16

Financial results from discontinued operations for 2007 include the operating results of MDS Diagnostic Services from November 1, 2006 to the date of sale and the gain realized as a result of the sale.

Income taxes applicable to our discontinued operations for fiscal 2006 include a $4 million recovery related to assets disposed of in the year and a $13million tax recovery related to the recognition in 2006 of the tax benefit provided by capital losses of prior years that were not previously recognized.  We expect to use these capital losses to reduce the amount of cash taxes payable resulting from the sale of the diagnostics business and accordingly have classified this recovery within discontinued operations.

The sale of Calgary Laboratory Services was finalized in early 2006. A goodwill impairment charge of $13 million was recorded in 2005 to reflect our anticipated recovery from this sale.

In November 2005, we completed the sale of our interest in Source Medical Corporation and recorded a gain of
$24 million.  The gain on this transaction was taxed at a low rate due to the availability of certain capital losses within MDS.

Other expenses in discontinued operations for 2006 include a $3 million non-cash valuation provision on long-term investments.

Liquidity and capital resources
	2007	2006	Change
Cash, cash equivalents, and short-term investments	$337	$382	(12%)
Operating working capital[1]	$59	$97	(39%)
Cash provided by continuing operating activities	$178	$25	612%
Cash used in continuing investing activities	$(622)	$(168)	270%
Cash used in continuing financing activities	$(449)	$(1)	n/m
Current ratio (excludes net assets held for sale)	1.6	2.4	n/m
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The Company has maintained strong cash balances throughout the year and operating working capital is lower than the prior year at $59 million compared to $97 million.  The decline in the level of working capital compared to the 2006 year-end reflects higher than usual accounts payable and accrued liabilities as at October 31, 2007. This reflects, in part, the balance that remains unpaid from the FDA and restructuring provisions recorded in the second quarter, along with an increase in trade payables at year-end, which was partially driven by increased capital expenditures in the fourth quarter.  The FDA and restructuring provisions are offsetting the addition of operating working capital associated with MD.

The increase in accounts payable has also caused a drop in the current ratio from 2.4 at the end of fiscal 2006 to 1.6 at October 31, 2007. Current liabilities also reflect higher taxes payable balances than was the case for 2006 and a significant increase in the current portion of long-term debt. Neither of these liabilities is considered in the calculation of operating working capital. The significant increase in the current portion of long-term debt reflects the scheduled repayment of the first tranche of our December 2002 US dollar notes payable. This repayment was made on December 19, 2007.

Our primary uses of cash flow are operational expenses, investment in capital, interest and principal payments on our debt securities, and, in prior years, our dividend and share repurchase programs.  During 2007, following the sale of our diagnostics business, we discontinued our quarterly dividend and we launched a share repurchase under the terms of a substantial issuer bid. Under this bid, we repurchased and cancelled approximately 22.8 million Common shares at a total cost of $441 million. Later in the year, we renewed a normal course issuer bid (NCIB) that authorizes us to repurchase up to 4,506,236 Common shares from time to time for a one-year period ending July 2, 2008.  The repurchase of shares, if any, will be dependent upon the availability and alternative uses of capital, market conditions, and other factors.  Although we renewed our NCIB during 2007, we repurchased no shares following the completion of the substantial issuer bid. In addition, no shares were repurchased during 2006; however, in 2005, we repurchased and cancelled 799,000 Common shares for $11 million under an NCIB.

Cash provided by continuing operating activities was $178 million, representing an increase of $153 million compared to last year.  Cash used in discontinued operations amounted to $56 million for the period prior to the sale. These amounts compare to cash from continuing operations and from discontinued operations of $25 million and $104 million respectively for 2006 and $48 million and $65 million respectively for 2005.

Overall investing activities were a net source of $307 million of cash in 2007, principally due to the proceeds of
$929 million received from the sale of our diagnostics business. We utilized $600 million of this cash in the acquisition of Molecular Devices, and a further $71 million to purchase property, plant, and equipment. Short-term investing was a net source of cash this year as we reduced our short-term investment balance by $33 million. Cash used in investing activities in 2006 included $51 million for the purchase of property, plant, and equipment and $135 million invested in short-term investments. Fiscal 2005 investing activities included $102 million spent on capital expenditures, an amount that significantly exceeded the current level of capital spending, due to the on-going investment in MAPLE.

As at the date of this report, we had $17 million in short-term investments in ABCP that was purchased in August 2007.  This ABCP was due to mature on September 7, 2007 and the issuer has been affected by the recent liquidity issues in these investment markets.  We received notice on the roll-over date that the sponsor of these obligations would be unable to meet its obligations. At the present time, we have limited information that would help us to determine the amount and timing of the repayment of these obligations. Based on the information we do have, we have estimated that a write-down in the value of these investments is required and, accordingly, we recorded a $2 million provision in the fourth quarter of 2007. In addition, while these investment vehicles would ordinarily qualify as cash equivalents, we believe that the current market conditions are such that it is no longer appropriate to record these investments as current assets. We have therefore classified these commercial paper assets as long-term investments that are available for sale.

We utilized $449 million of cash on financing activities this year, including $441 million spent on the substantial issuer bid. Other sources and uses of cash for financing activities were largely consistent with prior years.

We expect our operating cash inflows to remain strong throughout fiscal 2008.  Cash outflows are expected to include FDA–related reimbursements to our customers and the payment of severance obligations associated with our restructuring activities. In addition, we made a principal repayment of $79 million on our long-term debt in December 2007.  We believe that cash flow generated from operations, coupled with available cash on hand and borrowing capacity from existing financing sources, will be sufficient to meet these cash outflows along with our anticipated capital expenditures, research and development expenditures, and other cash requirements in 2008.  We have available a
C$500 million, five-year, committed, revolving credit facility to fund our liquidity requirements. There were no borrowings under this facility as at October 31, 2007.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of liquidity, and we do not believe that the current liquidity issues affecting the ABCP markets will have any significant impact on our liquidity.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations
The following table summarizes our contractual obligations as at October 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2008	2009	2010	2011	2012	Thereafter
Long-term debt and capital leases	$94	$20	$29	$17	$18	$206
Operating leases	22	22	21	17	15	47
Other contractual obligations	104	47	41	23	27	206
	$220	$89	$91	$57	$60	$459

Long-term debt consisted of $307 million of senior unsecured notes issued under a private placement during 2003, a
$16 million note payable in connection with our MALDI acquisition in 2004, a $46 million, non-interest bearing, government loan; and other commitments totaling $15 million.

We have long-term supply arrangements totaling $336 million with certain suppliers that provide us with radioisotopes.  This amount is included in other contractual obligations.  These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery.  The remaining balance of other contractual obligations is inclusive of commitments totaling $67 million relating to the outsourcing of certain information technology infrastructure services.

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

Guarantees
In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract and may not be subject to limitation in certain cases. The nature of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties. None of the guarantees entered into by the Company required recognition on our books at October 31, 2007.

Off-balance sheet arrangements
MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Derivative instruments
We use derivative financial instruments primarily to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with the Company’s established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and we utilize financial information provided by certain of these banks to assist us in determining the fair market values of the financial instruments.

The net unrealized mark-to-market value of all derivative instruments at October 31, 2007 was a liability of $6 million compared to a liability of $1 million at the end of 2006. The substantial increase from 2006 relates primarily to unrealized gains on forward foreign currency contracts on hand at October 31, 2007. These gains arose largely because of the significant drop in value of the US dollar relative to the Canadian dollar that occurred late in our fiscal year.

In addition to these traditional derivatives, isotope supply agreements totaling $107 million include terms that result in the creation of an embedded currency derivative under SFAS 133 –“Accounting for Derivative Instruments and
Hedging Activities”. Under the rules contained in SFAS 133, we have determined the value of this derivative and marked it to market as at October 31, 2007. The supply contract is denominated in US dollars, and, as a result of the significant decrease in the value of the US dollar versus the Canadian dollar, we have recorded an unrealized, mark-to-market gain of $4 million on the contract in 2007. There was no significant mark-to-market adjustment required for the prior year.

Capitalization
	2007	2006	Change
Long-term debt	$384	$394	(3%)
Less: cash, cash equivalents, and short-term investments	(337)	(382)	(12%)
Net debt	47	12	292%
Shareholders’ equity	1,897	1,354	40%
Capital employed[1]	$1,944	$1,366	42%
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased from $394 million to $384 million between October 2006 and October 2007 due to principal payments of $18 million, partially offset by currency translation for reporting purposes. The significant increase in shareholders’ equity is a result of the $806 million after-tax gain on the sale of the diagnostics business, partially offset by the impact of the substantial issuer bid.

Share capital
Shares issued and outstanding	2007	2006	2005
Outstanding beginning of the year	144,319	142,099	141,826
Issued during the year	1,090	2,220	1,072
Repurchased and cancelled	(22,831)	-	(799)
Outstanding - end of year	122,578	144,319	142,099
Dividends declared per share	$0.03	$0.13	$0.09
Market price per share:
High	$22.15	$23.20	$21.65
Average	$21.08	$20.81	$18.37
Low	$19.31	$18.25	$15.39
Book value per share[1]	$15.48	$11.02	$10.03
1Book value per share is calculated as Common shareholders’ equity divided by the number of Common shares outstanding.

As of December 31, 2007, the Company had 122,609,391Common shares outstanding and options outstanding to acquire 5,489,866 common shares

Risks and uncertainties
This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year.  A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our AIF.

Exposure to foreign currencies
Approximately 90% of revenue is earned outside of Canadabased on the customer’s location.  The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars.  We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets.  This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.  We manage certain exchange rate risks primarily through the use of forward foreign exchange controls.

In addition to foreign operations and export sales, our senior unsecured notes payable are denominated in US dollars.  This long-term debt is recorded in the Canadian-dollar books of MDS Inc., the parent company, and is considered a hedge of our net investment in our USoperations.

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

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies.  Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work.  Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was our recent experience in our Montreal-area bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices and customer quality and services.

Regulatory policies are designed to protect the public’s health and can affectour drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner.  We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Intellectual property
Our businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge.  We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies.  While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

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

Research and development
During 2007, we recorded $68 million of R&Dexpenses in our analytical instruments and isotopes business units.  All of our businesses depend to one extent or another on our ability to maintain technological competitiveness and our ability to provide leading-edge solutions to our customers.  Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment.  The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment.  We manage our R&D projects independently, and together with strategic alliance partners, against tightly defined project outlines that prescribe expected deliverables for each stage of a project.  Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine are manufactured in electric-powered cyclotrons or nuclear reactors.  A continuous and reliable supply of reactor radioisotopes such as molybdenum-99 and cobalt-60 is important to certain of our businesses. Routine and/or unscheduled shutdowns of these reactors can have a dramatic impact on our supply of radioisotopes at any point.

We have taken steps to build additional cobalt processing capacity with a major supplier, Rosenergoatom, and established new or negotiated extensions of existing long-term supply arrangements to diversify and secure our source of supply.  Changes in maintenance schedules or the continued operations of the reactors manufacturing cobalt could impact the availability and timing of our purchases.

Contract cancellations
A majority of the revenues earned by the MDS Pharma Services business result from contracts which typically run several months for early stage clinical trials and as much as several years for Phase III/IV clinical trials.  Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Replacement of revenues expected to be earned from cancelled contracts may take an extended period of time, and as a result, MDS Pharma Services revenue growth and profitability may be negatively impacted by contract cancellations in a material amount.

Venture capital investments
MDS has certain venture capital investments in biotechnology companies.  We monitor our investees’ capacity to raise and spend funds and to develop a commercial market for their products and services as well as their regulatory approval experience.  We initially record investments on our books at cost and adjust these values to fair value, when available,by a change to other comprehensive income.  There exists a risk that the carrying value of such investments could be in excess of fair value due to market conditions and this could result in provisions related to these investments.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation.  At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company’s results or its financial position.  We are aware of no threatened or pending litigation which could have a material adverse impact.  We maintain a global insurance program with liability coverage up to $100 million to protect us from the financial risk associated with a claim made against us.  Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. Prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of US dollars, except earnings per share)
	Fiscal 2007	October 2007	July2007	April2007	January 2007
Net revenues	$1,119	307	308	263	241
Operating income (loss)	$(108)	1	(4)	(96)	(9)

Income (loss) from continuing operations	$(33)	15	7	(55)	-
Net income (loss)	$773	13	7	737	16
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.25)	0.12	0.06	(0.40)	-
Earnings (loss) per share
Basic	$5.87	0.11	0.05	5.37	0.11
Diluted	5.86	0.11	0.05	5.35	0.11
(millions of US dollars, except earnings per share)
	Fiscal 2006	October 2006	July2006	April2006	January 2006
Net revenues	$955	250	241	234	230
Operating income (loss)	$(56)	(3)	(21)	(36)	4

Income (loss) from continuing operations	$22	12	(2)	(1)	13
Net income (loss)	$120	45	14	15	46
Earnings (loss) per share from continuing operations
Basic and diluted	$0.15	0.08	(0.01)	(0.01)	0.09
Earnings (loss) per share
Basic and diluted	$0.83	0.30	0.10	0.11	0.32

There were no unusual seasonal variations in these two 12-month periods.  The acquisition of Molecular Devices occurred in the quarter ended April 30, 2007.  The results from that quarter also reflect a provision of $61 million of FDA-related costs and $28 million of restructuring charges.

Outlook
On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited while they completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. Our supplier worked closely with industry regulators and the Government of Canada on this matter, and they were able to resume production in late December.  While we worked closely with our global supply network to lessen the impact of this shutdown, we were not able to mitigate fully the impact of this supply disruption on our results. We currently estimate the impact of this disruption on adjusted EBITDA at $5 million in total for the first quarter of 2008.

We closed our 2007 fiscal year strongly and, despite the supply issues at MDS Nordion, we believe that the Company is well positioned as we enter fiscal 2008. We are encouraged by the projected outlook for continued growth in our global markets, and we are focusing on being positioned in these markets to capitalize on these opportunities.

Our integration of MDS Analytical Technologies is tracking well to plan and we continue to believe that the MD business will meet or exceed our first year targets of $190 million in revenue and adjusted EBITDA of between
$45 million and $50 million. We also anticipate continuing strong adjusted EBITDA margins from MDS Analytical Technologies as we complete our integration and migrate additional  production capabilities to Asia. The addition of MD in 2007 included a global sales and marketing capability not previously available to us and we are taking steps to leverage this new potential.

We are pleased by the pace of new product launches for both our Sciex and MD brands, and we expect to continue to drive innovation in this business next year. Our MetaMorph® ICS microscope launch in our fourth quarter was well received and is an example of our commitment to provide leading-edge technology to our customers in the drug development industry. Strong sales of FLIPR Tetra and Image Express during the year have contributed to positive momentum as we enter fiscal 2008, and we expect continued growth from our new product platforms.

The improved profitability at MDS Pharma Services in 2007 is a first step towards moving this division to industry level performance.  We believe that the majority of customer site audits required by the FDA have been substantially completed and all associated costs are expected to be covered by the remaining balance of our FDA provision.   By year-end, the business had implemented 80% of the restructuring initiatives announced earlier in the year. As many of these initiatives were completed in the second half of 2007, the majority of the benefits are expected to be realized in 2008. We also invested heavily in new or expanded capacity in our core services to accelerate growth in key global markets. These investments include a significant expansion of our Phoenix Phase I facility and our Beijing central laboratory, as well as investments in customer-facing technology and systems designed to achieve our On-Time brand promise. We expect adjusted EBITDA in this business to benefit further in fiscal 2008 because of the actions we took this year.

Although we have been pleased with the performance of our late-stage operations this year, which produced strong revenue growth and solid adjusted EBITDA, we have been disappointed by a higher than normal rate of contract cancellations that occurred in the second half of the year and that have continued as we enter fiscal 2008. As noted in our previous MD&A discussion, these cancellations have resulted largely from corporate mergers and adverse events associated with the compounds affected, which is a risk of the business more fully described in our AIF. While the contract cancellations have resulted in reduced reported backlog at year-end, our focus on bidding on contracts from which we can achieve solid profitability has improved the quality of the remaining backlog. At this time, we have a number of proposals in the hands of clients and we are focused on building our backlog with new, profitable business; nevertheless, we expect that these cancellations will result in a reduction in the rate of revenue growth for our Phase II to IV services in 2008 compared to what we experienced in 2007.

MDS Nordion has continued solid performance this year and has been able to grow both revenues and adjusted EBITDA after taking into account the impact of foreign exchange, the Biogen Idec Inc. deferred revenue, and the unusual market conditions that existed in the first half of 2006. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the future. The new products and partnerships we have announced in the past two years present growth opportunities as we focus on expanding our global molecular imaging franchise.

Changes in accounting standards and policies
In July 2006, the US Financial Accounting Standards Board (FASB) issued FASB interpretation (“FIN”) No. 48 , “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2008.  The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.  The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not yet in a position to determine the effects.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS 157 provides guidance for using fair value to measure assets and liabilities.  It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.  SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company’s statement of financial position and statement of operations and the elated financial statement disclosures.  The Company applied the provisions of SAB 108 in the first quarter of fiscal 2007, and it did not have a material impact on its consolidated results of operations and financial condition.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, “Accounting for Defined Benefit Plans and Other Post-retirement Benefits” —an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of other accumulated comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions occurring after October 31, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51”  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expecting to have a material impact on its consolidated results of operations and financial condition.

Critical accounting policies and estimates
Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP.  These principles differ in certain significant respects from Canadian GAAP, and these differences are described and quantified in note 27 to the consolidated financial statements.

Our significant accounting policies are contained in Note 3 to the consolidated financial statements.  Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

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

A significant portion of the Company’s pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years.  Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance.  Losses, if any, on these contracts are provided for in full at the time such losses are identified.  Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms.  In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules.  Changes in the scope of work generally result in a renegotiation of contract terms.  Renegotiated amounts are not included in net revenues until earned.  Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue.  Customer advances on contracts in progress are shown as liabilities, and reimbursable costs in excess of billings are recorded as unbilled revenue.

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value.  If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed.  When a portion of the customer’s payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained.  Revenues for training are deferred until the service is completed.  Revenues for extended service contracts are recognized ratably over the contract period.  Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Valuation of goodwill
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting segment with which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If the fair value is less than our carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately.

Assessing the fair value of a reporting unit requires that we make numerous estimates, including estimating future cash flows and interest rates.  Variations in these estimates will cause material differences in the result.  We have not changed our approach to determining the fair value of our reporting units over the last two years and we are not aware of any trends that will affect our methodology or significant assumptions.

Intangible assets
Intangible assets include the value of the MAPLE supply agreement, acquired patents, technology, customer relationships, licences, and long-term service contracts, which are recorded as intangibles on the consolidated statements of financial position.  Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, beginning when the assets are put into service and ranging from three to seven years.

Because many intangible assets are associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year.  In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Determining the acquisition cost of intangible assets and assessing the carrying value of those assets we own at a period-end requires that we make estimates related to the future cash flows we expect to generate through the ownership and use of the underlying asset or technology. These estimates are updated on an annual basis and may change from year to year, based on our expectations of future revenues and costs associated with the products that may be developed. We are not aware of any trends that would cause us to believe that fair value of these assets in a future period would be insufficient to support the current carrying value.

Essentially all acquired technology and licences relate to our analytical instruments business. The long-term supply agreement included with intangible assets relates to our molecular imaging business.

Valuation of long-term investments
Long-term investments that are carried at cost or accounted for using the equity method are reviewed to determine whether their fair value is below carrying value.  Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary.  An investment is considered impaired if any such decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.  In the event that impairment has occurred, the carrying value of the investment is written down to an amount that reflects management’s estimate of what could be received from a sale of the investment after paying costs of disposal. We are not aware of any trends that would cause us to believe that the carrying value of long-term investments is materially in excess of their fair value.

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

At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets.  If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income.  This process is subject to significant judgment and could be materially affected by variations in estimates of future cash flows.  At the present time, we are not aware of any trends that would cause us to change our expectations of future cash flows from these long-term investments.

Income taxes
We operate globally and are, therefore, subject to income taxes in multiple jurisdictions.  The income tax expense reported in the consolidated statements of operations is based on a number of different estimates made by management.  Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of deferred tax assets and liabilities recorded on our consolidated statement of financial position. The impact of these changes is reflected in income tax expense for the year. We do not allocate income tax expenses to our reportable segments.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of deferred tax assets and liabilities.  The likelihood of recovering value from deferred tax assets requires us to determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized from such items as loss carryforwards and the future tax depreciation of property, plant, and equipment.  At each quarter-end, we assess the valuation of deferred tax assets and establish or adjust a valuation reserve,  if necessary.  Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period.  Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Restructuring charges
We have approved plans to restructure certain operations and, as such, we are required to establish critical estimates surrounding exit costs and workforce reductions.  Because the determination of the restructuring provision is a complex process and the roll-out of a restructuring plan could span multiple periods, we might be required to update estimates to reflect actual payments made.  Any adjustments made will be disclosed in the notes to our consolidated financial statements and could span all reported segments.

Employee future benefits
Certain estimates and assumptions are used to actuarially determine the Company’s defined pension and employee future benefit obligations. The expected rate of return on plan assets, discount rate, rate of compensation increase, and health care cost trend rate are important elements of cost and/or obligation measurement.

The discount rate, which is determined annually, allows us to reflect estimated future benefit payments at their present value on the measurement date, and is based on market rates for high-quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit cost and obligation. The impact of changes in the rates used for estimating the value of employee future benefits is set out in note 21 to our consolidated financial statements. All reported segments are affected by accounting for employee future benefits.

Stock-based compensation
The Company uses the fair value method of accounting for stock-based compensation. The fair value of the options are estimated using the Black-Scholes option pricing model using estimated forfeiture rates, volatility, expected life of the options and the risk-free interest rate.

Controls and Procedures
Management is responsible for the design and operation of disclosure controls and procedures and internal control over financial reporting and is required to evaluate the effectiveness of these controls on an annual basis.

An effective system of disclosure controls and procedures and internal controls over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology.  All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures.  As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

In addition, changes in business conditions or changes in the nature of the Company's operations may render existing controls inadequate or affect the degree of compliance with policies and procedures.  Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this report, management conducted an evaluation of the Company’s disclosure controls and procedures and internal control over financial reporting. Our conclusions are set out below:

Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (CSA)) and have concluded that as a result of the material weakness described below related to the US GAAP valuation of certain stock-based incentive compensation plans under Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments (SFAS 123R), such disclosure controls and procedures were not effective as at October 31, 2007. Management believes that the reported material weakness is narrow in scope and that it does not have a pervasive impact on disclosure controls and procedures or internal control over financial reporting at MDS.

Management’s annual report on internal control over financial reporting
Management of MDS is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management believes that the COSO framework is a suitable framework for its evaluation of the Company’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of MDS’s internal control, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal control are not omitted, and is relevant to an evaluation of internal control over financial reporting.

As permitted by the rules established by the SEC pertaining to in-year acquisitions, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include Molecular Devices Corp. (MDC), which was acquired during 2007 and is included in the 2007 consolidated financial statements of MDS.  MDC constituted 4.6% and 4.6% of total and net assets, respectively, as of October 31, 2007 and 11.6% and 2.1% of revenues and net income, respectively, for the year then ended.

As a result of our internal controls review, we have concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans for US GAAP reporting.  For Canadian GAAP reporting, our stock-based incentive compensation plans have been correctly valued and reported in compliance with CICA Handbook No. 3870 Stock-Based Compensation and Other Stock-Based Payments (HB 3870). Under HB 3870, these plans are valued for Canadian GAAP using an intrinsic value (market) approach, while SFAS 123R requires a more complex fair value methodology for US GAAP which takes into consideration volatility and probability to calculate the associated liability. During our year-end audit, it was discovered that certain stock-based incentive compensation plans were not correctly valued for US GAAP reporting under SFAS 123R. As this error was detected during the year-end audit, it was corrected prior to the issuance of our 2007 US GAAP financial statements for the fiscal year; however, over the course of the year, our 2007 interim quarterly reports understated US GAAP net income by a total of $4 million as previously reported in the Canadian to US GAAP reconciliation tables contained in the notes to the 2007 interim financial statements.  As this error resulted in a material audit adjustment to our US GAAP statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to US GAAP reconciliation tables in the notes to the financial statements, we have concluded that this constitutes a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as at October 31, 2007.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Ernst & Young LLP, a registered public accounting firm that has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2007, has also issued a report on financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).  A copy of their report dated January 22, 2008 can be found on page 31.

Changes in internal control over financial reporting
There have been no changes in MDS’s internal control over financial reporting during the fiscal year ended
October 31, 2007 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

To address the material weakness identified, subsequent to October 31, 2007, management implemented measures to remediate the control deficiency, including review of the fair value of certain stock-based incentive compensation plans with third-party experts in the field and other measures that strengthen internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented for purposes of preparing the 2007 annual financial statements under US GAAP and will be similarly used to prepare amendments to financial information in our revised interim reports for the fiscal 2007 quarters. Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an on-going basis and will upgrade and enhance internal control over financial reporting as needed.

A.            Disclosure Controls and Procedures

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (CSA)) and have concluded that as a result of the material weakness described below related to the US GAAP valuation of certain stock-based incentive compensation plans under Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments (SFAS 123R), such disclosure controls and procedures were not effective as at October 31, 2007. Management believes that the reported material weakness is narrow in scope and that it does not have a pervasive impact on disclosure controls and procedures or internal control over financial reporting at MDS.

B.            Management's Annual Report on Internal Controlover Financial Reporting

Management of MDS is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management believes that the COSO framework is a suitable framework for its evaluation of the Company’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of MDS’s internal control, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal control are not omitted, and is relevant to an evaluation of internal control over financial reporting.

As permitted by the rules established by the SEC pertaining to in-year acquisitions, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include Molecular Devices Corp. (MDC), which was acquired during 2007 and is included in the 2007 consolidated financial statements of MDS.  MDC constituted 4.6% and 4.6% of total and net assets, respectively, as of October 31, 2007 and 11.6% and 2.1% of revenues and net income, respectively, for the year then ended.

As a result of our internal controls review, we have concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans for US GAAP reporting.  For Canadian GAAP reporting, our stock-based incentive compensation plans have been correctly valued and reported in compliance with CICA Handbook No. 3870 Stock-Based Compensation and Other Stock-Based Payments (HB 3870). Under HB 3870, these plans are valued for Canadian GAAP using an intrinsic value (market) approach, while SFAS 123R requires a more complex fair value methodology for US GAAP which takes into consideration volatility and probability to calculate the associated liability. During our year-end audit, it was discovered that certain stock-based incentive compensation plans were not correctly valued for US GAAP reporting under SFAS 123R. As this error was detected during the year-end audit, it was corrected prior to the issuance of our 2007 US GAAP financial statements for the fiscal year; however, over the course of the year, our 2007 interim quarterly reports understated US GAAP net income by a total of $4 million as previously reported in the Canadian to US GAAP reconciliation tables contained in the notes to the 2007 interim financial statements.  As this error resulted in a material audit adjustment to our US GAAP statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to US GAAP reconciliation tables in the notes to the financial statements, we have concluded that this constitutes a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as at October 31, 2007.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Ernst & Young LLP, a registered public accounting firm that has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2007, has also issued a report on financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

C.            Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of MDS Inc.

We have audited MDS Inc.’s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MDS Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Management’s annual report on internal control over financial reporting, Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Molecular Devices Corp., which is included in the 2007 consolidated financial statements of MDS Inc. and constituted 4.6% and 4.6% of total and net assets, respectively, as of October 31, 2007 and 11.6% and 2.1% of revenues and net income, respectively, for the year then ended.  Our audit of internal control over financial reporting of MDS Inc. also did not include an evaluation of internal control over financial reporting of Molecular Devices Corp.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has reported a material weakness over the accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive plans under SFAS 123(R). This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated January 22, 2008 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MDS Inc. has not maintained effective internal control over financial reporting as of
October 31, 2007, based on the COSO criteria.

Toronto, Canada
January 22, 2008

D.            Changes in Internal Control over Financial Reporting

There have been no changes in MDS’s internal control over financial reporting during the fiscal year ended
October 31, 2007 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

To address the material weakness identified, subsequent to October 31, 2007, management implemented measures to remediate the control deficiency, including review of the fair value of certain stock-based incentive compensation plans with third-party experts in the field and other measures that strengthen internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented for purposes of preparing the 2007 annual financial statements under US GAAP and will be similarly used to prepare amendments to financial information in our revised interim reports for the fiscal 2007 quarters. Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an on-going basis and will upgrade and enhance internal control over financial reporting as needed.

E.            Notice of Pension Fund Blackout Period

The Company was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended October 31, 2007.

F.            Audit Committee Financial Expert

The Company's board ofdirectors(the "Board")has determined that all of the members of the Company's Audit Committee are "independent"within the meaning of applicable SEC regulations and the listing standards of the New York Stock Exchange(the "NYSE"). In addition, the Board has determined that Mr. Robert Luba, the Chair of the Audit Committee, Mr. William Anderson,and Ms. Kathleen O'Neillare "Audit Committee Financial Experts"within the meaning of General Instruction B(8)(b) of Form 40-Funder the Exchange Act.

G.            Code of Ethics

The Company has a code of ethics, entitled Global Business Practice Standards, which is applicable to all its employees including the Chief Executive Officer, Chief Financial Officer and other senior officers. The Company's code of ethics can be viewed on its website at www.mdsinc.com/pdf/Global_Business%20Practices.pdf.

H.            Principal Accountant Fees and Services
    (all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by Ernst & Young LLP(the "Independent Auditors")for professional services rendered for the audit of the Company's annual financial statements, including services related thereto, were $6,119,000 for the fiscal year ended October 31, 2007 and $6,726,000 for the fiscal year ended October 31, 2006.

Audit-Related Fees

The aggregate fees billed by the Independent Auditorsfor assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as "Audit Fees,"including consultations concerning financial accounting and reporting matters not classified as audit, were $634,000 for the fiscal year ended October 31, 2007 and $255,000 for the fiscal year ended October 31, 2006.

Tax Fees

The aggregate fees billed by the Independent Auditorsfor professional services rendered for tax compliance, tax advice and tax planning were $333,000 for the fiscal year ended October 31, 2007 and $196,000 for the fiscal year ended October 31, 2006. The services comprising the fees reported as "Tax Fees" included tax return preparation in various foreign jurisdictions, consultation regarding various tax issues, support provided to management in connection with income and other tax audits.

All Other Fees

During the fiscal years ended October 31, 2007 and 2006, the Independent Auditors were not engaged to provide services other than those reported in the preceding three paragraphs.

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

J.            Off-Balance Sheet Arrangements

See information provided under the heading "Guarantees" (Note 23) contained in the Notes to Consolidated Financial Statements, included as Document No. 2 to this Form 40-F.

K.            Tabular Disclosure of Contractual Obligations

Tabular disclosure of long-term obligations, including interest obligations related to long-term debt and capital leases is set out in the following table:

	2008	2009	2010	2011	2012	Thereafter
Long-term debt and capital leases	$94	$20	$29	$17	$18	$206
Interest on long-term debt and capital leases	17	15	14	13	12	8
Operating leases	22	22	21	17	15	47
Other contractual obligations	104	47	41	23	27	206
	$237	$104	$105	$70	$72	$467

L.            Critical Accounting Policies

See Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2007, included as Document No. 3 to this Form 40-F.

M.            Identification of Audit Committee

Company's Board of Directors has appointed an Audit Committee consisting of five outside directors - Robert W. Luba (Chair), Richard H. McCoy, James S. A. MacDonald, Kathleen M. O'Neill and William Anderson.

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

Consent to Service of Process

Concurrently with the filing of the Registrant's Form 40-F on February 2, 2001 (File No. 001-15016), the Registrant filed with the SEC a written irrevocable consent and power of attorney on Form F-X;  an amendment to that Form F-X was filed with the SEC on May 23, 2001.

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

Date: January 29, 2008	MDS Inc. By: /s/ Douglas S. Prince Name: Douglas S. Prince Title: Executive Vice-President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.	Consent of Ernst & Young LLP.
31.	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.