Form 40-F/A
period 2007-10-31
MDS INC
filed 2008-01-30
CIK 1057698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

Yes  [  X  ]        No [       ]

EXPLANATORY NOTE

MDS Inc. (the "Registrant") is filing this Amendment No. 1 to the Registrant's Annual Report on Form 40-F in order to file a revised consent of Ernst & Young LLP, registered public accountants.
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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description
99.1	Revised Consent of Ernst & Young LLP.
31.2	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 30, 2008	MDS Inc. By: /s/ Douglas S. Prince Name: Douglas S. Prince Title: Executive Vice-President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Revised Consent of Ernst & Young LLP.
31.2	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.