Form 40-F
period 2009-10-31
MDS INC.
filed 2010-01-26
CIK 1057698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2009	Commission File Number___001-15016

MDS INC. (Exact name of Registrant as specified in its charter)
Canada (Federal) (Province or other jurisdiction of incorporation or organization)
8099 (Primary Standard Industrial Classification Code Number (if applicable))
98-0170107 (I.R.S. Employer Identification Number (if applicable))
Suite 500 2810 Matheson Blvd., East Mississauga, Ontario, Canada L4W 4X7 (905) 267-4222 (Address and telephone number of Registrant's principal executive offices)
MDS Pharma Services (US) Inc.
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
none
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
none

For annual reports, indicate by check mark the information filed with this Form:
[ X ] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 The Registrant had 120,137,229 Common Shares outstanding as at October 31, 2009.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [  X  ]        No [       ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  [    ]        No [  X  ]

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were not effective as at October 31, 2009 as a result of the material weakness described in the Registrant’s internal control over financial reporting discussed on pages 38  to 40 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009 filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Disclosure controls and procedures”.

B.           Management's Annual Report on Internal Control over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009 filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Management's annual report on internal control over financial reporting”.

C.           Attestation Report of the Registered Public Accounting Firm

The attestation report of Ernst & Young LLP (the “Independent Auditors”) is included in the Independent Auditors’ report to the shareholders of the Registrant, dated January 25, 2010, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended October 31, 2009, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.           Changes in Internal Control over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Changes in internal control over financial reporting”.

E.           Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended October 31, 2009.

F.           Audit Committee Financial Expert

The Registrant’s board of directors (the “Board”) has determined that all of the members of the Registrant’s Audit Committee are “independent” within the meaning of applicable SEC regulations and the listing standards of the New York Stock Exchange (the “NYSE”). In addition, the Board has determined that Mr. William D. Anderson, the Chair of the Audit Committee and Mr. Robert W. Luba are audit committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act.

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

H.           Principal Accountant Fees and Services

(All amounts are in U.S. dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto, were $4,853,000 for the fiscal year ended October 31, 2009 and $6,100,000 for the fiscal year ended October 31, 2008.  These engagements include the opinion issued on the consolidated financial statements of the Registrant and its subsidiaries as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which the Registrant exercises management discretion including audit opinions issued on Pension Plans established for the benefit of the Registrant’s employees.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as "Audit Fees," including consultations concerning financial accounting and reporting matters not classified as audit, were $2,301,000 for the fiscal year ended October 31, 2009 and $872,000 for the fiscal year ended October 31, 2008.  Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance, advice and translation services related solely to our filed financial reports and audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $285,000 for the fiscal year ended October 31, 2009 and $271,000 for the fiscal year ended October 31, 2008. The services comprising the fees reported as "Tax Fees" included tax return preparation in various foreign jurisdictions, consultation regarding various tax issues and support provided to management in connection with income and other tax audits.

All Other Fees

During the fiscal years ended October 31, 2009 and 2008, the Independent Auditors were not engaged to provide services other than those reported in the preceding three paragraphs.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors must be pre-approved by the Audit Committee of the Registrant.

I.           Off-Balance Sheet Arrangements

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Off-balance sheet arrangements”.

J.           Tabular Disclosure of Contractual Obligations

Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009, filed as Exhibit 1.3 to this Annual Report on Form 40-F, under the heading “Contractual obligations”.

K.           Critical Accounting Policies

See Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009, filed as Exhibit 1.3 to this Annual Report on Form 40-F, under the heading “Critical accounting policies and estimates”.

L.           Identification of Audit Committee

The Board has appointed an Audit Committee consisting of four independent directors: William D. Anderson (Chair), William G. Dempsey, Robert W. Luba, and Richard H. McCoy.

M.           NYSE Exemptions

As required by the NYSE, the Registrant will post on its corporate website at mdsinc.com any significant differences between the corporate governance practices followed by the Registrant in Canada and those applicable to U.S. companies under the NYSE's listing standards.

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

B.           Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the year ended October 31, 2009.

1.2	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2009, prepared in accordance with United States generally accepted accounting principles.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009.

23.1	Consent of Ernst & Young LLP.

31.1
Certifications of Chief Executive Officer (Principal Executive Officer) and Executive Vice-President Finance and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1
Certification of Chief Executive Officer (Principal Executive Officer) and Executive Vice-President Finance and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 25, 2010	MDS Inc. By: /s/ Douglas S. Prince Name: Douglas S. Prince Title: Executive Vice-President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the year ended October 31, 2009.

1.2	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2009, prepared in accordance with United States generally accepted accounting principles.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2009.

23.1	Consent of Ernst & Young LLP.

31.1
Certifications of Chief Executive Officer (Principal Executive Officer) and Executive Vice-President Finance and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1
Certification of Chief Executive Officer (Principal Executive Officer) and Executive Vice-President Finance and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.