Form 40-F/A
period 2010-10-31
NORDION INC.
filed 2011-02-18
CIK 1057698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

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
Yes  [  X   ]        No [      ]

EXPLANATORY NOTE

Nordion Inc. (the "Registrant") is filing this Form 40-F/A to the Registrant's Annual Report on Form 40-F, dated January 20, 2011 (the "Form 40-F"), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T.   Exhibit 101 was omitted from the Registrant's timely filed Form 40-F in accordance with the 30-day grace period provided in Preliminary Note 3(a)(2)(ii) to Rule 405 of Regulation S-T.

No other changes have been made to the Form 40-F.  This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 18, 2011	Nordion Inc. By: /s/ PETER DANS Name: G. Peter Dans Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Annual Information Form for the year ended October 31, 2010.

1.2*	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2010, prepared in accordance with United States generally accepted accounting principles.

1.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2010.

23.1*	Consent of Ernst & Young LLP.

31.1*
Certifications of Chief Executive Officer (Principal Executive Officer) and Executive Vice-President Finance and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*
Certification of Chief Executive Officer (Principal Executive Officer) and Executive Vice-President Finance and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File

*	Documents were previously filed with the Commission on January 20, 2011.