Form 40-F/A
period 2011-10-31
NORDION INC.
filed 2012-01-13
CIK 1057698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A
Amendment No. 1

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

or

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011	Commission File Number 001-15016

Nordion Inc.
(Exact name of Registrant as specified in its charter)

Canada (Federal)	8099	98-0170107
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No..)

447 March Road
Ottawa, Ontario, Canada K2K 1X8
(613) 592-2790
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation
111 Eighth Avenue, New York, NY 10011
(212) 590-9343
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class
Common Shares, no par value

Name of each exchange on which registered
New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report.

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
Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☒	No ☐

EXPLANATORY NOTE

Nordion Inc. (the "Registrant") is filing this Form 40-F/A to the Registrant's Annual Report on Form 40-F, dated December 13, 2011 (the "Form 40-F"), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T.  Exhibit 101 was omitted from the Registrant's timely filed Form 40-F in accordance with the 30-day grace period provided in Preliminary Note 3(a)(2)(ii) to Rule 405 of Regulation S-T.

No other changes have been made to the Form 40-F.  This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORDION INC.

Date: January 12, 2012	By:	/s/ Peter Dans
	Name:	G. Peter Dans
	Title:	Chief Financial Officer

Exhibit No.	Document

1.1*	Annual Information Form for the fiscal year ended October 31, 2011.
1.2*	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2011, prepared in accordance with United States generally accepted accounting principles.
1.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Financial Condition and Results of Operations for the fiscal year ended October 31, 2011.
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.

* Previously filed with the Commission.