Form 40-F
period 2012-10-31
NORDION INC.
filed 2013-01-28
CIK 1057698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012	Commission File Number 001-15016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   The Registrant had 61,909,101 Common Shares outstanding as at October 31, 2012.

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were not effective as at October 31, 2012 as a result of the material weakness described in the Registrant’s internal control over financial reporting discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012 filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Disclosure controls and procedures”.

B.           Management's Annual Report on Internal Control over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012 filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Internal control over financial reporting”.

C.           Attestation Report of the Registered Public Accounting Firm

The attestation report of Ernst & Young LLP (the “Independent Auditors”) is included in the Independent Auditors’ report to the shareholders of the Registrant, dated January 25, 2013, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended October 31, 2012, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.           Changes in Internal Control over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting”.

E.           Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended October 31, 2012.

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

G.           Code of Ethics

The Registrant’s code of ethics, entitled Global Business Practice Standards, is applicable to all of its directors and employees including the Chief Executive Officer, Chief Financial Officer and other senior officers. On October 26, 2012, the code of ethics was amended, in substantive part, to further stress the importance of compliance with all applicable anti-corruption laws and regulations, including on the part of third parties acting in a representative capacity on the Registrant’s behalf. The code of ethics can be viewed on the Registrant’s website at http://www.nordion.com/pdf/Global_Business%20Practices.pdf and has been filed as Exhibit 99.1 to this Annual Report on Form 40-F.

H.           Principal Accountant Fees and Services

(All amounts are in U.S. dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto, were $941,000 for the fiscal year ended October 31, 2012 and $935,000 for the fiscal year ended October 31, 2011.  These engagements include the opinion issued on the consolidated financial statements of the Registrant and its subsidiaries as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which the Registrant exercises management discretion including audit opinions issued on Pension Plans established for the benefit of the Registrant’s employees.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as "Audit Fees," including consultations concerning financial accounting and reporting matters not classified as audit, were $285,000 for the fiscal year ended October 31, 2012 and $195,000 for the fiscal year ended October 31, 2011.  Such engagements include reviews of the interim financial statements, the reports of which are provided to the Finance & Audit Committee, accounting assistance, advice and translation services related solely to our filed financial reports and audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Fees

During the fiscal years ended October 31, 2012 and 2011, the Independent Auditors were not engaged to provide tax compliance, tax advice and tax planning related services.

All Other Fees

The aggregate fees billed by the Independent Auditors for all other fees were $40,000 for the fiscal year ended October 31, 2012 and $nil for the fiscal year ended October 31, 2011.  The services comprising the fees reported as “All Other Fees” included internal investigation costs and web user access fees.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors must be pre-approved by the Finance & Audit Committee of the Registrant.

I.           Off-Balance Sheet Arrangements

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F, under the heading “Off-balance sheet arrangements”.

J.           Tabular Disclosure of Contractual Obligations

Tabular disclosure of the Registrant’s contractual obligations can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012, filed as Exhibit 1.3 to this Annual Report on Form 40-F, under the heading “Contractual obligations”.

K.           Critical Accounting Policies

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012, filed as Exhibit 1.3 to this Annual Report on Form 40-F, under the heading “Critical accounting policies and estimates”.

L.           Identification of Audit Committee

The Board has appointed a Finance & Audit Committee consisting of four independent directors: Janet Woodruff (Chair), Kenneth E. Newport, Sean Murphy and Robert W. Luba.

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

B.           Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended October 31, 2012.

1.2	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2012, prepared in accordance with United States generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012.

10.1	Amended and Restated Credit Agreement

23.1	Consent of Ernst & Young LLP.

31.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Nordion Inc. Global Business Practice Standards.

101	Interactive Data File.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Nordion Inc.

	By:	/s/ PETER DANS
Date: January 25, 2013	Name:	G. Peter Dans
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended October 31, 2012.

1.2	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2012, prepared in accordance with United States generally accepted accounting principles.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012.

10.1	Amended and Restated Credit Agreement

23.1	Consent of Ernst & Young LLP.

31.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Nordion Inc. Global Business Practice Standards.

101	Interactive Data File.